Form 20-F
period 2010-12-31
Elster Group SE
filed 2011-03-10
CIK 1492261

As filed with the Securities and Exchange Commission on March 10, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………………………….
Commission file number 1-34886
Elster Group SE
(Exact name of Registrant as specified in its charter)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Frankenstrasse 362, 45133 Essen, Germany
(Address of principal executive offices)
John D. Bluth
Elster Solutions LLC
208 South Rogers Ln.
Raleigh, NC 27610-2144
Tel: +1-(919)-212-4700
john.bluth@elster.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act
American Depositary Shares, each representing one-fourth of one ordinary share	New York Stock Exchange
Ordinary Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares American Depositary Shares	28,220,041 112,880,164
(as of December 31, 2010)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐                  No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐                  No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒                  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non- accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐
as issued by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐                 Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                  No ☒

TABLE OF CONTENTS

References	1
Special Note Regarding Forward-Looking Statements	2
Presentation of Financial and Other Information	4
PART I	5
Item 1. Identity of Directors, Senior Management and Advisers	5
Item 2. Offer Statistics and Expected Timetable	5
Item 3. Key Information	5
Selected Financial Data	5
Exchange Rates	9
Risk Factors	10
Item 4. Information on the Company	46
Overview	46
History of the Elster Group	46
Our Corporate Structure	47
Transactions Relating to Our Share Capital	48
Business overview	51
Our Strengths	52
Our Strategy	54
The Meter as the Gateway to the Smart Grid	55
The Smart Grid as Enabled by Elster EnergyAxis	58
Our Gas Products and Solutions	61
Our Electricity Products and Solutions	63
Our Water Products and Solutions	64
Marketing, Sales and Distribution and Project Management	65
Procurement and Scalable Manufacturing Footprint	67
Intellectual Property, Patents and Licenses	70
IT Infrastructure	71
Insurance	71
Sales in Sanctioned Countries	71
Real Property	73
Significant Subsidiaries	74
Regulation and Supervision	74
Item 4 A. Unresolved staff comments	80
Item 5. Operating and Financial Review and Prospects	80
Executive Summary	81
Key Factors Affecting Our Revenues and Expenses	83
Results of Operations	85
Historical Factors Affecting Our Recent Results	104
Special Note Regarding Non-GAAP Financial Measures	110
Liquidity and Capital Resources	115
Contractual Obligations	118
Off-Balance Sheet Transactions	118
Senior Facilities Agreement	118
Research and Development	124
Projects and Backlog	124
Critical Accounting Policies	125
Item 6. Directors, Senior Management and Employees	131
Overview of Our Corporate Governance Structure	131
German Corporate Governance Code	133
Employee Involvement	133
General Meeting of Shareholders	134
Administrative Board	134
Committees of the Administrative Board	138
Managing Directors	140
Compensation and Share Ownership	143
Employees and Labor Relations	148
Employee Incentive Plans	148

References

In this annual report, references to:

•	"we," "us," "our company," "our group" and "Elster" refer to Elster Group SE (formerly known as Elster Group S.A.) and, unless the context otherwise requires, to our subsidiaries;

•	"Rembrandt" refers to Rembrandt Holdings S.A., a Luxembourg stock corporation; and

•	"Management KG" refers to Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG, a limited partnership organized under German law.

Special Note Regarding Forward-Looking Statements

This annual report, including particularly the sections entitled "Risk Factors," "Operating and Financial Review and Prospects," and "Information on the Company," contains forward-looking statements. These forward-looking statements include statements regarding our financial position, our expectations concerning future operations, margins, profitability, liquidity and capital resources, our business strategy and other plans and objectives for future operations, and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "views," "potential" and similar expressions.

Examples of forward-looking statements include statements concerning:

•	the market for products and services and by region;

•	the expected penetration rates of Smart Grid technologies in existing and new markets;

•	plans, objectives and expectations relating to future operations and related revenue generation and expenditures;

•	the impact of our cost-saving measures and exchange rate fluctuations; and

•	impacts of existing and potential legislative and regulatory initiatives.

Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including, but not limited to:

•	negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including our ability to raise capital to refinance our indebtedness;

•	the extent of the revenues we derive from sales to the utility industry;

•	possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements;

•	the timing and availability to our customers of government stimulus funding;

•	volatility in the prices for, and availability of, components, raw materials and energy used in our business;

•	our ability to manage our outsourcing arrangements;

•
the economic, political and other risks and uncertainties associated with our global activities, and the business our subsidiaries have undertaken, and may continue to undertake, in countries subject to EU or U.S. sanctions and embargoes;

•	the dependency of our business on our ability to develop new products and technologies and the possible failure or delay in successful new product development;

•
the possibility that our products would fail to achieve or lose market acceptance or fail to perform to specification, the increasing competition we face, particularly from competitors that are well positioned in our areas of strategic focus, and our ability to win regional, national and international contracts from existing or new customers;

•	our ability to attract and retain employees with skills in our areas of focus, including in particular our skilled personnel who are critical to the success of our business;

•	fluctuations of our operating results due to the effect of exchange rates or other factors;

•
risks relating to our shareholder structure, including the concentration of share ownership in the hands of existing shareholders, who will continue to be able to exercise controlling influence on us and whose interests may not be aligned with those of other shareholders; and

•	the other factors listed under "Risk Factors" and elsewhere in this annual report.

Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read this annual report, you should understand that the forward-looking statements are not guarantees of performance or results.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except as required by law, we do not have any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, this annual report contains information concerning our industry generally, and the Smart Grid market in particular, that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the metering and Smart Grid markets will develop. These assumptions have to some extent been derived from our long-standing experience in the industry and feedback we have received from our customers. Some data are also based on our good faith estimates, derived from our review of internal surveys.

Presentation of Financial and Other Information

Our consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this annual report, references to "dollars," "$" or "USD" are to U.S. dollars. References to "euro," "€" or "EUR" are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. References to "pounds sterling," "£" or "GBP" are to the British pound sterling. We have prepared our consolidated financial statements in accordance with U.S. GAAP and in U.S. dollars beginning with the year ended December 31, 2007. We have not prepared financial information in accordance with U.S. GAAP for periods prior to January 1, 2007 for the following reason:

For the year ended December 31, 2006 and for the period from its formation on May 20, 2005 to December 31, 2005, our parent company, Rembrandt Holdings S.A., prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, which we refer to as IFRS, and reported in euro. We were not required to prepare a complete set of consolidated financial statements for these periods and did not voluntarily prepare consolidated financial statements in accordance with IFRS or any other home-country GAAP for the year ended December 31, 2006. However, we reported limited financial information in accordance with IFRS to Rembrandt for its consolidation purposes. We do not have the necessary data to convert the available financial information into consolidated financial information prepared in accordance with U.S. GAAP and reported in U.S. dollars for these periods without incurring unreasonable cost and effort, and we would be required to make assumptions and estimates to do so that would affect the meaningfulness of those financial statements.

We therefore have not prepared and do not present selected consolidated financial data in accordance with U.S. GAAP for 2006 because of the unreasonable cost and effort involved with properly preparing, collecting, compiling and verifying all the financial information needed to prepare consolidated financial statements on a basis comparable to the financial statements we include in this annual report.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as "constant currency." The most important of these other functional currencies is the euro and to a lesser extent the pound sterling. For the purposes of these constant currency presentations, we have used the average exchange rates of euros for dollars, which were €1 = $1.3224 in 2010, €1 = $1.3902 in 2009 and €1 = $1.4633 in 2008, and the average exchange rates of pounds sterling for dollars, which were £1 = $1.5446 in 2010, £1 = $1.5603 in 2009, and £1 = $1.8315 in 2008.

In addition, this document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

 Item 3. Key Information

Selected Financial Data

 The following table presents selected consolidated financial and other data for the periods indicated. We derived the financial data as of and for the years ended December 31, 2010, 2009, 2008 and 2007 from our consolidated financial statements for these years. Our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, which we have prepared in accordance with U.S. GAAP, are included elsewhere in this annual report. For a further discussion of our financial data for those years, see above under "Presentation of Financial and Other Information."

	As of and for the Year Ended December 31,
	2010	2009	2008	2007
	(in $ millions except for per share and share data)
Summary Consolidated Statement of Operations Data:
Revenues	1,759.3	1,695.1	1,904.5	1,735.6
Cost of revenues	1,208.6	1,191.3	1,306.3	1,207.6
Gross profit	550.8	503.8	598.2	528.0
Selling expenses	165.5	159.4	183.4	166.5
General and administrative expenses	123.8	137.0	246.5	183.9
Research and development expenses	87.5	78.4	70.7	60.3
Other operating income (expense), net	2.1	14.8	-39.5	-2.9
Operating income	176.0	143.8	58.2	114.4
Interest expense, net	60.1	55.4	117.3	126.9
Other income, net	3.0	3.3	2.9	2.9
Total non-operating expenses	57.1	52.1	114.4	124.0
Income (loss) from continuing operations before income tax	118.9	91.7	-56.2	-9.6
Income tax expense	29.4	39.3	30.9	28.0
Net income (loss) from continuing operations	89.5	52.3	-87.1	-37.6
Net income from discontinued operations (1)	2.6	0.0	0.0	114.5
Net income (loss)	92.0	52.3	-87.1	76.9
Net income (loss) attributable to Elster Group SE	87.3	48.9	-91.7	72.3

Weighted average number of ADS outstanding (2)
Basic	77,182,292	65,283,000	65,283,000	65,283,000
Diluted	77,199,108	65,283,000	65,283,000	65,283,000

Weighted average number of shares outstanding (3)
Basic	19,295,573	16,320,750	16,320,750	16,320,750
Diluted	19,299,777	16,320,750	16,320,750	16,320,750

Basic income (loss) per ADS (2)
Income (loss) from continuing operations attributable to Elster Group SE	0.85	0.36	-1.42	-0.65
Income from discontinued operations attributable to Elster Group SE	0.03	0.00	0.00	1.76
Net income (loss) per ADS attributable to Elster Group SE shareholders	0.88	0.36	-1.42	1.11

Diluted income (loss) per ADS (2)
Income (loss) from continuing operations attributable to Elster Group SE	0.85	0.36	-1.42	-0.65
Income from discontinued operations attributable to Elster Group SE	0.03	0.00	0.00	1.76
Net income (loss) per ADS attributable to Elster Group SE shareholders	0.88	0.36	-1.42	1.11

Basic income (loss) per share (4)
Income (loss) from continuing operations attributable to Elster Group SE	3.39	1.42	-5.68	-2.58
Income from discontinued operations attributable to Elster Group SE	0.13	0.00	0.00	7.02
Net income (loss) per share attributable to Elster Group SE shareholders	3.53	1.42	-5.68	4.44

Diluted income (loss) per share (4)
Income (loss) from continuing operations attributable to Elster Group SE	3.39	1.42	-5.68	-2.58
Income from discontinued operations attributable to Elster Group SE	0.13	0.00	0.00	7.02
Net income (loss) per share attributable to Elster Group SE shareholders	3.53	1.42	-5.68	4.44

	As of and for the Year Ended December 31,
	2010	2009	2008	2007
	(in $ millions except for per share and share data)
Selected Cash Flow Data:
Cash flows from operating activities	141.3	119.6	114.1	110.9
Net cash flow from (used in) investing activities	-28.0	-43.0	-79.0	46.0
Net cash flow from (used in) financing activities	25.4	-77.4	-8.7	-274.7

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	216.3	75.4	74.3	53.0
Total assets	2,164.3	2,141.4	2,181.5	2,223.3
Short-term debt and current portion of long-term debt	18.0	39.0	27.1	68.9
Long-term debt, less current portion	822.4	971.4	1,024.1	1,053.6
Total debt	840.4	1,010.4	1,051.2	1,122.5
Shareholder loan	0.0	6.8	6.2	408.3	(5)
Total equity attributable to Elster Group SE	640.7	416.6	412.9	-36.1
Total equity	656.2	422.7	418.8	-29.1

Selected Operating and Other Data:
Backlog (6)	454.2	445.3	542.1	383.5
Capital expenditures	42.4	30.5	81.8	53.5	(7)

Reconciliation of Net Income Before Amortization of PPA to Net Income
Net income (loss)	92.0	52.3	-87.1	76.9
Amortization of intangible assets on PPA, net of tax effect	22.4	22.7	23.6	23.8
Net income (loss) before amortization of PPA (8)	114.4	75.0	-63.5	100.7

	As of and for the Year Ended December 31,
	2010	2009	2008	2007
	(in $ millions except for per share and share data)
Reconciliation of Adjusted EBITDA to Net Income:
Net income (loss)	92.0	52.3	-87.1	76.9
Net income from discontinued operations	2.6	0.0	0.0	114.5
Net income (loss) from continuing operations	89.5	52.3	-87.1	-37.6
Income tax expense	29.4	39.3	30.9	28.0
Interest expense, net	60.1	55.4	117.3	126.9
Depreciation and amortization	85.5	85.4	85.3	85.8
Foreign currency exchange effects	-2.9	-14.4	45.2	5.7
Management equity program	-13.6	-33.3	90.7	31.1
Expenses for preparation to become a public company	12.7	23.0	7.0	0.0
Strategy development costs	0.3	3.6	7.8	4.6
Employee termination and exit costs	6.2	25.4	10.5	15.2
Business process reengineering and reorganization costs	5.9	16.8	3.2	13.3
IT project costs	1.9	8.6	3.6	4.2
Gain (loss) from sales of real estate	0.0	-2.5	-0.8	-3.4
Effects of termination of a distributor	9.8	0.0	0.0	0.0
Pension curtailments	0.0	0.0	0.0	-3.6
Insurance recovery	0.0	0.0	0.0	-2.6
Business combination costs	0.0	1.7	0.0	0.0
Impairment of intangible assets	0.0	2.3	1.3	0.0
Other	0.3	0.3	-0.2	0.2
Adjusted EBITDA (9)	285.0	264.1	314.6	267.7

Reconciliation of Free Cash Flow to Cash Flows From Operating Activities:
Cash flows from operating activities	141.3	119.6	114.1	110.9
Purchases of property, plant and equipment and intangible assets	42.4	30.5	81.8	53.5
Free cash flow (10)	98.9	89.1	32.3	57.4

(1)
We disposed of the Ipsen Group, a manufacturer of industrial furnaces, as well as NGT Neue Gebäudetechnik GmbH, or NGT, in 2007 as part of our plan to focus on our core competencies. We included these businesses in discontinued operations. In 2010, we recorded a gain from the release of a provision in connection with a disposal as described in Note 3 to the consolidated financial statements contained elsewhere in this annual report.

(2)	Each ADS represents one-fourth of an ordinary share.

(3)
For the financial years 2007-2009 the weighted average number of shares outstanding was equal to the number of ordinary shares outstanding immediately prior to our initial public offering, or IPO. See "Item 4. Information on the Company—Transactions Relating to Our Share Capital—Our Pre-IPO Capital Structure."

(4)	For more information on the calculation of our earnings (loss) per share, see Note 8 to the consolidated financial statements contained elsewhere in this annual report.

(5)
In 2007, our shareholder loan reflects the value before our preferred equity certificates were contributed into our equity. See "Item 4. Information on the Company—Transactions Relating to Our Share Capital.”

(6)	We define backlog as our total open purchase orders.

(7)	Our capital expenditures for 2007 include $5.5 million that were attributable to discontinued operations.

(8)
We define net income before amortization of PPA as net income (loss) excluding the expenses associated with the amortization of that portion of our intangible assets that comprises the allocation of the purchase price we paid in our business acquisitions in excess of the previous carrying amount of the intangible assets before the acquisition occurred. We refer to the adjusted expense as amortization before PPA. We also present this amortization measure net of the income tax effects. We believe that this non-GAAP financial measure is useful to management, investors and financial analysts in assessing our company's operating performance because it excludes the effect of the non-cash expenses that are related solely to the allocation of purchase prices paid in business acquisitions to those intangible assets acquired in connection with these business acquisitions. Fair values for these balance sheet items are determined as of the time of an acquisition and then amortized over their respective useful lives, which generally cannot be changed or influenced by management after the acquisition. By excluding these amortization expenses and the related income tax effects, we believe that it is easier for our management, investors and financial analysts to compare our financial results over multiple periods and analyze trends in our operations. For example, expenses related to amortization of intangible assets are now decreasing, but the positive effect of this decrease on our net income is not necessarily reflective of the operations of our businesses.

We provide a reconciliation of net income before amortization of PPA to net income, which is the closest financial measure calculated in accordance with U.S. GAAP, in "Item 5. Operating and Financial Review and Prospects—Special Note Regarding Non-GAAP Financial Measures."

(9)
Adjusted earnings before interest, tax expense, depreciation and amortization, or Adjusted EBITDA, reflects adjustments for certain gains and charges for which we believe adjustment is permitted under our Senior Facilities Agreement as described in "Item 5. Operating and Financial Review and Prospects—Special Note Regarding Non-GAAP Financial Measures."

The definition of Adjusted EBITDA used in our Senior Facilities Agreement permits us to make adjustments to our net income for certain cash and non-cash charges and gains. This measure is used in our Senior Facilities Agreement to determine compliance with financial covenants. Because this credit agreement and the financing provided under it are material to our operations, we have and continue to manage our business and assess our performance and liquidity by reference to the requirements of the Senior Facilities Agreement. We also use Adjusted EBITDA for a number of additional purposes. We use Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe this financial measure on a consolidated basis is helpful in highlighting trends in our overall business because the items excluded in calculating Adjusted EBITDA have little or no bearing on our day-to-day operating performance. Adjusted EBITDA is also an important metric in the formula we use to determine the value of our company in connection with our management equity program, or MEP, we describe below.

We also use segment profit, a measure equal to Adjusted EBITDA, as the primary measure used by our management to evaluate the ongoing performance of our business segments. On a segment basis, we define segment profit as earnings of a segment before taxes, interest and depreciation and amortization, as well as certain gains and losses, and other income and expense determined by our senior management to have little or no bearing on the day-to-day operating performance of our business segments. The adjustments made to earnings of a segment before taxes, interest and depreciation and amortization correlate with the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

"Consolidated EBITDA," as defined in the Senior Facilities Agreement, differs from the measure of Adjusted EBITDA we have disclosed in a way we believe is immaterial. This difference is that the Senior Facilities Agreement excludes the modest amount of dividends we receive from companies in which we hold minority interests, including those we account for using the equity method. We do not exclude these dividends when we calculate the measure of Adjusted EBITDA we disclose in this annual report. These dividends totaled in $3.0 million in 2010, $3.3 million in 2009 and $2.9 million in each of 2008 and 2007.

We provide a reconciliation of Adjusted EBITDA to net income, which is the closest financial measure calculated in accordance with U.S. GAAP, in "Item 5. Operating and Financial Review and Prospects —Special Note Regarding Non-GAAP Financial Measures."

(10)
We define free cash flow as cash flows from operating activities less purchases of property, plant and equipment and intangible assets. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, "free cash flow" is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. There are important limitations related to the use of free cash flow instead of cash flows from operating activities calculated in accordance with U.S. GAAP. We believe the most comparable U.S. GAAP measure to free cash flow is cash flows from operating activities. We report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. We urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our annual consolidated financial statements included elsewhere in this annual report and the other information we present in this annual report. In 2007, free cash flow includes our discontinued operations. We describe free cash flow below under "Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources."

Exchange Rates

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ordinary shares and will affect the U.S. dollar price of our ADSs on the NYSE. The table below shows the average and high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the period indicated.

Year Ended December 31,	Average
2006	1.2661
2007	1.3797
2008	1.4705
2009	1.3956
2010	1.3220

The table below shows the recent high and low exchange rate for the U.S. dollar per euro.

Month of 2010	High	Low
August	1.3282	1.2652
September	1.3634	1.2679
October	1.4084	1.3685
November	1.4207	1.2983
December	1.3414	1.3100

Month of 2011
January	1.3688	1.2944
February	1.3794	1.3474
March (through March 4)	1.3983	1.3813

The noon buying rate on March 4, 2011 was €1.00 = $1.3983.

Risk Factors

Investing in our ADSs involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this annual report, including our financial statements and the related notes, before making an investment decision regarding our securities. The risks described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our ADSs.

Risks Related to Our Operations

Negative worldwide economic conditions, including related reduction in corporate and consumer spending, may have a material adverse effect on our results of operations, cash flows and financial condition.

The weakness in our markets and ongoing economic uncertainties have resulted in a reduction in corporate and consumer spending, which has adversely affected the level of demand for our products and services. We believe that sustained uncertainty about current global economic conditions may continue to adversely affect demand for our products and services. If economic recovery, especially in our most significant markets in North America and Europe is delayed, or if growth remains at low levels, the demand for our products and services may not increase at the rates we expect and may even weaken.

In particular, we sell and distribute a significant portion of our manual-read meters and our Smart Offerings for use in new construction markets. We define our Smart Offerings as automated meter reading, or AMR, meters, advanced metering infrastructure, or AMI, meters, and other meters that are equipped with communications capabilities, communications networks and related software solutions, or Smart Grid Solutions, together with individual products, components and services for use in the Smart Grid. The Smart Grid is commonly used to refer to any gas, electricity or water network that allows utilities to measure and control production, transmission and distribution more efficiently through the use of communications technology. Our level of sales activity in these markets depends to a significant extent on economic conditions, corporate profitability and interest rates. The continued weakness of new construction markets poses a substantial risk to our business. The new construction market in the United States has in particular been in an extended period of contraction, and we are unable to predict whether this market will return to levels approaching those seen before the crisis began. Similar contractions have occurred in the new construction markets in other countries, including in the United Kingdom and Spain. If countries where we have significant operations continue to experience an overall contraction in new construction markets, or if these markets fail to grow, existing orders for our metering products and services may be delayed or cancelled, and new orders may not materialize. This could have a material adverse effect on our results of operations, cash flows and financial condition.

Our products may not achieve or may lose market acceptance, and, as a result, we may fail to realize both the expected level of demand for our new products and services and the expected level or timing of revenues generated by those products and services.

We are exposed to the risk that new technologies, features and functionalities that we and other industry participants develop and market in connection with our manual-read meters, Smart Grid solutions and other products may not be accepted by the industry, regulators or end-users. This may occur as a result of technological developments or competing features or functionalities proving superior to our existing products, changes occurring in the regulatory landscape, including with respect to interoperability standards, perceptions that the new technologies are error-prone or present cyber-security risks or otherwise. There is a risk that competing technologies, features or functionalities will be favored by the industry, regulators or end-users if there is not sufficient awareness of, or interest in, our innovations. For example, the advantages that Smart Grid-enabled products can provide may fail to be effective if utility customers choose not to implement corresponding technology throughout their distribution and transmission networks, or if regulators mandate or encourage the deployment of another technology. Generally, if utilities in the United States or some European countries plan to invest additional amounts for capital improvements, including meters and AMI/AMR upgrades, the utility must present the proposed capital improvement to the relevant utility regulatory commission for approval. Many of our utility customers are required to obtain regulatory approval to pass through the costs of products and services to their customers because of the effect it may have on utility rates for consumers. Utility regulatory commissions have decided in the past, and may decide in the future, not to permit the pass-through of such costs onto consumers and this in turn could affect the products and services that our utility customers ultimately purchase. Any delay or failure to receive this approval, due to regulatory preference for another technology or otherwise, could reduce demand for the products we sell to our utility customers. Market and regulatory acceptance of Smart Grid technologies varies by country and industry based on factors, such as the regulatory and business environment, environmental concerns, labor costs and other economic conditions.

We also are exposed to the risk that consumers or other end-users will not welcome these new technologies, or view technologically advanced systems as responsible for higher utility bills, uncertainty in their relationships with their utilities, incursions on privacy or other real or perceived shortcomings. Some utilities and regulators are expressing concerns about the potential for near-term costs to customers of the installation of these new technologies. If our products or those of a competitor fall subject to perceptions of this nature, the resulting negative publicity for us or for the industry generally could adversely affect our business.

Some public concern exists over the potential health risks associated with the use of radio frequency, or RF, communications in smart meters used in neighborhoods. The Federal Communications Commission, or FCC, establishes guidelines for RF emissions for equipment used in a residence or residential setting and our devices meet the guidelines. However, these guidelines may prove to be inadequate and may change, or even if the guidelines are appropriate, public concern could impact the acceptance of our products. In such a case, our projects may be delayed, interrupted or terminated as a result which may have a material adverse effect on our results of operations, cash flows or financial condition.

Our industry is also exposed to the risk of, and to public concern about, an increased threat of "cyber attacks" on the power grid as Smart Grid infrastructure becomes more prevalent. Smart Grid privacy and security risks have attracted attention recently, as media reports have highlighted the dangers of potential instability, blackouts and economic disruption that could result from a Smart Grid cyber attack by hackers. Any cyber attack or other security breach on any component we or a competitor have provided, or on other similar technologies, could lead to a reduction in public acceptance of Smart Grid technologies and have a material adverse effect on our results of operations, cash flows and financial condition.

We face increasing competition, which is broadly based and global in scope. Some of our competitors are well positioned in our areas of strategic focus, including Smart Grid technologies. If our competitors are more successful than we are at winning market share and developing their reputations in new technological or product areas, we could experience a material adverse effect on our results of operations, cash flows and financial condition.

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our current or future competitors have or may have substantially greater financial, marketing, technical or manufacturing resources, and, in some cases, greater name recognition, market penetration and experience than we do. This may also be the case with respect to Smart Grid solutions. These competitors may also be able to devote greater resources to the development, promotion and sale of their products and services.

The competitive environment in which we operate has been strongly impacted by the movement towards Smart Grid solutions. While we are increasingly focusing our business plan on the development of Smart Grid product offerings and solutions in an attempt to maintain and expand our activities and market share in this area, current or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer or regulatory requirements. They may also be able to drive technological innovation and develop products that are equal in quality and performance or superior to our products, which could reduce our overall sales, require us to invest additional funds in new technology development and put pressure on our market position. Our competitors also have made or may make strategic acquisitions or establish alliances or cooperative relationships among themselves or with third parties that enhance their ability to address the needs of customers, potentially giving them a significant increase in market share at our expense. Should we fail to compete successfully with current or future competitors, we could experience a material adverse effect on our results of operations, cash flows and financial condition.

In our industry, competition based on price can be intense, particularly during periods of economic decline or stagnation. We face varying levels of price erosion in the markets that we serve due to a variety of factors, including existing competitors lowering their prices, competition from manufacturers in low-cost countries and new entrants using off-the-shelf products or other low-priced strategies to gain market share. During 2010, we saw intense price competition, in the water segment in the Americas and some European markets, leading to price erosion for many of our products. New entrants could also include competitors from industries we previously viewed as distinct from ours, such as the networking, telecommunications and systems integration industries. In addition, there is a risk that low-cost providers will enter, or form alliances or cooperative relationships with our competitors, thereby contributing to further price erosion in the market for manual-read meter and Smart Grid solutions. We may be unable to reorganize our operations to make them more efficient or reduce the costs of our supplies sufficiently to maintain our margins on our sales in the face of intense competition. Some of our products and services may become commoditized and we may have to adjust the prices of some of our products to stay competitive.

As industry research covering our worldwide industry, rather than only parts of it, has become more available, we have not asked consultants we previously retained for this purpose to update data that they previously published. Our market position or likely trends in our industry may have changed since our IPO, and our beliefs and expectations concerning the development of the market or our positions in it may prove incorrect.

At the time of our initial public offering, or IPO, given the rapid changes in our industry in its development towards the Smart Grid, no industry research was generally available that covered many of the trends we viewed as key to understanding our worldwide industry and our place in it, such as expectations regarding the development of the market for manual read, AMR and AMI meters both globally and on a regional basis in the gas, electricity and water segments. Generally available studies at that time addressed either specific market segments, or regional markets, within our worldwide industry and provided data relating to parts of our industry and some of the participants in it.

For that reason, in the past, to assist us in formulating our business plan, which is multi-utility and global in nature, we have retained several consultants to prepare general industry and market studies for us, including individual analyses of the gas, electricity and water metering and Smart Grid markets. Most recently, L.E.K. Consulting GmbH, or L.E.K., prepared this type of report for us in 2009, and L.E.K. updated parts of this report relating to worldwide market share data and the North American and some European markets at our request in 2010. L.E.K. sought to present a report similar to one that might have been prepared by an organization knowledgeable in the industry but not retained by a market participant and stated in their report that it acted with the brief of providing an objective view of the industry and its likely development.

In the short time since our IPO, research coverage of our industry has been evolving, and certain providers of industry research have published reports that cover aspects of the industry in a different manner than previously.  Because the coverage of the industry is evolving, we have not asked L.E.K. to update the data they provided in 2009 and 2010, and L.E.K. has not done so.

We caution you that our relative market shares may have changed from those reported historically by L.E.K. or other sources. For instance, at the time of our IPO, The Scott Report: AMR Deployments in North America, or the Scott Report, estimated that from 2005 through June 2010 in North America, we had a market share of approximately 16% in terms of all electricity AMI metering endpoints shipped and that we were one of the top three providers of electricity AMI solutions by shipped units while according to the most recent Scott Report, which covered North America through the end of 2010, our market share of all electricity AMI metering endpoints shipped was approximately 14% and we were the fifth largest provider of electricity AMI solutions. Given the large size of some orders in our industry, such market share changes may occur from period to period as industry participants derive comparatively more revenues as they fill larger orders, and their market shares may increase accordingly. Additionally, expectations as to the future growth rate of the meter industry generally and the increase in Smart Grid opportunities as reported in earlier market studies  may have changed materially, especially in light of delays in the adoption of Smart Grid initiatives in certain markets.

Due to the evolving nature of our industry, it is difficult for us to provide precise data on the market or our industry, and we encourage you to form your own view on our industry and our place in it, rather than relying on any particular piece of industry research. To the extent our expectations and assumptions about our position in and the development of the market for our products, especially for Smart Grid products, are incorrect, or the data and research that we have relied on in making our assumptions prove to be incorrect, there may be a material adverse effect on our results of operations, cash flows and financial condition.

Any inability to win or maintain contracts with existing customers or from ongoing projects may have a material adverse effect on our results of operations, cash flows and financial condition.

A significant number of our customers purchase products under master agreements with terms ranging from one year in many cases to two to five years for larger projects. As the market moves towards large contracts in connection with Smart Grid solutions, the proportion of such contracts in our business is likely to increase further. Individual orders of products under these master agreements are subject to cancellation or rescheduling due to many factors that may lead our customers to redeploy resources. They may also cease placing orders or cancel these agreements in their entirety, in which case our remedies may be limited. While we are currently participating in pilot projects with various utilities, large-scale projects may not result from these pilots. In addition to potential changes in their views regarding our products, they may also take such steps in response to changes in economic conditions generally or in the public procurement or regulatory environments. Cancellation or postponement of one or more of these significant contracts, or parts thereof, could have a material adverse effect on our results of operations, cash flows and financial condition.

Despite the beginning of economic recovery in some countries, many regions continue to suffer from economic weakness. This, in turn, may continue to place pressure on our customers, which may have a material adverse effect on our results of operations, cash flows and financial condition.

We sell and distribute a significant portion of our manual-read meters and our Smart Grid components to utilities and utility contractors. Many utilities have announced plans or intentions to replace older meters with smart meters enabled for automated meter reading, or AMR, or with meters enabled for advanced metering infrastructure, or AMI, on a standalone basis or as components of Smart Grid solutions. However, some utilities have delayed their investments due to economic uncertainty, a reduction in the consumption of energy resources as a result of the economic downturn or for other reasons, difficulty in obtaining financing or strains on their own or public financial resources. Utilities that are owned by municipalities or other public authorities may also face budgetary restrictions and funding constraints. Such uncertainties and funding constraints may lead some utilities to alter their budgeting and procurement priorities to focus on capital expenditures in areas other than metering, such as in energy or natural resource generation, which may result in delays in the installation of meters and Smart Grid solutions.

Furthermore, economic weakness and uncertainty may slow the rate of "gasification," which we define as the expansion of natural gas infrastructure and distribution to include regions and customers, particularly in the Middle East, North Africa and Asia, not previously connected to the gas grid. Similarly, economic weakness has led to and may in the future lead to a decrease in demand for our meters and other products that we sell for transmission and distribution applications, as well as for gas utilization products, which consists of process-heating equipment, such as burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers. As a result of these developments, existing orders for our products and services may be delayed or cancelled and new orders may not materialize, which could have a material adverse effect on our results of operations, cash flows and financial condition.

If our customers reduce the number of suppliers from which they purchase, we may lose business or face more restrictive terms in our agreements and our business may suffer as a result.

In an attempt to increase efficiency, some of our customers have informed us they are seeking to reduce the number of vendors from whom they purchase products and services, particularly as vendors, including us, increase the breadth of the products and solutions they offer. If we are not selected as a preferred provider in a significant number of cases, we may lose access to certain sections of the markets in which we compete or wish to compete. Failure to maintain access to important sections of the market could have a material adverse effect on our results of operations, cash flows and financial condition. Even if we are selected as a preferred provider, the possibility exists that increased competition will have an impact on the agreements customers are willing to enter into. As a result, the terms and conditions of agreements regarding testing, contractual penalties, bonding, warranties, performance and indemnities may be substantially more restrictive for us, or carry a greater risk of liability, than the terms and conditions associated with our standard products and services.

We may no longer be able to rely on our traditional contacts in the metering departments at our utility customers for more technologically advanced procurement, which may have a negative effect on our results of operations, cash flows and financial condition.

Many of our long-standing customer relationships have grown from our lengthy experience in the metering and meter automation businesses. As a result, many of our primary contacts tend to be employees in the metering or customer service departments of large utilities. As our industry becomes more dependent on technology, procurement decisions may be moved elsewhere within these organizations, which may reduce our contact with the decision makers at potential or existing customers and limit our ability to effectively promote our entire range of products along the value chain, thereby potentially decreasing our ability to win new contracts.

A change in current and proposed regulatory initiatives that are of key significance to our company could have a material adverse effect on our results of operations, cash flows and financial condition.

Our industry depends substantially on governmental regulation. Historically, a key driver in our industry has been the replacement cycle of existing meters, especially the length of that cycle. Local or national regulations often determine when meters are to be replaced, and manual-read meter replacement cycles have been between five and 30 years, depending on the specific geographic market and the type and usage of the meter. Likewise, much of the impetus for the growth we expect in our industry arises from regulatory initiatives. Today, governments around the world are considering and, in some cases, have already begun to implement new laws and regulations to promote increased energy efficiency, slow or reverse growth in the consumption of scarce resources, reduce carbon dioxide emissions and protect the environment more generally. In particular, intensified regulatory pressure relating to energy and natural resource consumption is being driven by these and a range of additional imperatives in the United States and the European Union and in other countries, including Australia, Brazil, Canada, China and Russia. The European Union, for example, has provided a mandatory framework for the upgrade of all gas and electricity meters to smart meters by 2022. Many of the legislative and regulatory initiatives encourage utilities to develop Smart Grid infrastructure, and some of these initiatives provide for government subsidies, grants or other incentives to utilities and other participants in their industry to promote transition to Smart Grid technologies.

If government regulations regarding the introduction of Smart Grid technologies and the related shortening of the replacement cycles for meters we expect are delayed, revised to permit lower or different investments in metering infrastructure or terminated altogether, this could have a material adverse effect on our results of operations, cash flows and financial condition.

Lengthy or uncertain implementation of Smart Grid-related regulatory initiatives may result in our customers lowering or delaying their investments in the existing meter base and Smart Grid technologies, which could have a material adverse effect on our results of operations, cash flows and financial condition.

In many regions, Smart Grid-related legislation or regulation is being considered, drafted or negotiated, or general legislation is in place, but awaiting implementing rules or guidance. Legislatures and governmental agencies may prolong the law- and rule-making process, subject new technology to extensive reviews or fail to implement Smart Grid-related legislation or regulation on a timely basis, if at all. For example, some of the current legislative and regulatory initiatives in the European Union have clauses that may lead to deferral or dilution to the extent the Smart Grid initiatives are deemed economically non-viable. Some of our utility customers have been awaiting greater clarity on the scope and implementation of these laws and regulations and the timing of, and conditions related to, the receipt of related government grants, subsidies and other incentives. This effect has caused the revenues of our electricity segment to decline as utilities in the United States have been deferring their upgrades of installed meter bases and infrastructure expansions while the timing of their receipt of U.S. economic stimulus funding has remained uncertain. They have accordingly been deferring their commitments for the substantial upgrades of installed meter bases and infrastructure expansions that will be part of their response to Smart Grid related regulation. These deferrals continued throughout 2010. In addition, stimulus amounts that are not spent may be reclaimed by regulatory authorities. If a significant number of utilities continue to delay their investments or opt not to participate altogether, this could lead to shortfalls in our sales and results of operations in the short to medium term.

Changes and developments in the regulations and policies of the countries we serve may affect demand for our products or cause us to incur significant costs.

We are subject to a range of laws, regulations and ordinances in all of the jurisdictions in which we conduct business, and we and our customers are regulated by various bodies at the supranational, national, state and local level. For example, in many U.S. states, public utility commissions regulate utilities in their states separately from other state regulators and federal agencies. The laws, regulations and ordinances to which we are subject, and the actions and attitudes of regulators, can change from time to time. Compliance with current or future laws and regulations may increase our expenses if their complexity or inconsistency increases, while failure to comply could result in the imposition of significant fines, suspension of our production, alteration of our production processes, cessation of our operations or other actions in the jurisdictions concerned, all of which could have a material adverse effect on our results of operations, cash flows and financial condition.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. In particular, governmental agencies and state public utility commissions may promulgate regulations that mandate or encourage the use of a particular type of technology that is not readily compatible with the technology employed in our products or may otherwise establish standards that are more favorable to our competitors. For example, in the United States, the National Institute of Standards and Technology is statutorily required to define uniform interoperability standards for the implementation of Smart Grid solutions, and the U.S. Federal Energy Regulatory Commission is required to engage in a rulemaking process to consider making these interoperability standards mandatory for interstate electricity transmission and wholesale power markets. This process may favor one company's technology over another's. If this were to happen, particularly in the larger markets in which we sell our products, we could be forced to withdraw some of our products from the market, make substantial investments in a new technology or lose market share to our competitors, all of which could have a material adverse effect on our results of operations, cash flows and financial condition.

Changes to data protection laws and regulations and their interpretation in Europe may lead to a delay in related Smart Grid solution initiatives, which could adversely affect the demand for our smart meters and Smart Grid solutions.

In Europe we are subject to data protection regulation that imposes a general regulatory framework for the collection, processing and use of personal data. Many of our Smart Grid and other technologies rely on the transfer of data relating to individuals and are accordingly affected by these regulations. Although the European Data Protection Directive (94/46/EC) has been implemented across the European Union, data protection laws across member states vary to a large degree, and authorities do not always apply existing laws in a consistent manner. While privacy issues in connection with AMR, AMI and Smart Grid solutions have been discussed within the European Union, it is unclear how regulation in connection with privacy requirements will further develop and to what extent it may affect technology in our industry relating to Smart Grid solutions. It may also lead to delay in other regulatory initiatives supporting the implementation of Smart Grid solutions. Our business could suffer a material adverse effect as a result.

Changes and developments in product certification and calibration requirements may adversely affect demand for our products, cause us to incur significant costs and have a material adverse effect on our business.

We are subject to various governmental certification requirements and similar regulations. Many of our new products and much of our equipment require certifications, calibrations or regulatory approvals before they may be sold or used. In some areas, each item we produce must be separately calibrated or certified by a governmental agency prior to deployment. We cannot be certain that any of our new products and equipment requiring approval will be approved in a timely manner, if at all. If certification, calibration or approval requirements become more stringent or cumbersome in the future, or differ materially on a regional or national level, our ability to market our products may be impaired.

In some cases, existing calibration requirements currently work to our benefit by driving service opportunities and meter replacement. Our water meter products in particular are subject to ongoing calibration requirements in a number of European countries and our gas meters are generally subject to exacting safety tests. In Germany, for example, federal regulations require cold water meters to be recalibrated and repaired every six years, while hot water meters must be recalibrated and repaired every five years. German and certain U.S. state regulations also require that gas meters be tested periodically and serviced when needed. Because of the relative expense involved in repairing water and gas meters, many customers install new meters at the time national regulations call for recalibration and repair. If these national regulations were changed to extend the time for recalibration and repair, our sales of water and gas meters could decrease, which could have a material adverse effect on our results of operations, cash flows and financial condition.

Limitations on the capacity of unlicensed frequencies or the inability of our company or our customers to obtain licenses where required may result in lower demand for our products, which could have a material adverse effect on our business.

Our communications technologies use particular radio frequencies and thus are subject to the regulation of various governmental bodies, such as the U.S. Federal Communications Commission and corresponding regulatory institutions of various U.S. states and European countries. With respect to the United States in particular, currently only our TRACE AMR products operate using licensed radio frequencies, but additional AMI and AMR products may operate in the United States using licensed radio frequencies in the future. To the extent that our products and solutions use licensed frequencies, there is a risk that there may be insufficient available licensed frequencies in some markets, that neither we nor our customers will be able to obtain licenses where required, even if sufficient frequencies are available, and that licenses that are granted to us or our customers may not be renewed on acceptable terms, if at all. Also, while unlicensed frequencies may currently be available for a wide variety of uses, including our RF mesh communications technology, we and our customers may not be entitled to protection from interference by others who operate on frequencies close to or the same as those on which our products operate. If currently unlicensed frequencies become unacceptably crowded, or subject to restrictive rules governing their use, our business could suffer a material adverse effect.

We may face volatility in the prices for, and availability of, components, raw materials and energy used in our business, which could adversely impact the competitive position of our products, decrease profit margins and negatively impact timely delivery to customers.

The manufacturing processes for all of our products, especially in our gas and water segments, require a wide variety of components, raw materials and energy, including gas and electricity. We use components such as brass castings, aluminum housings, sheet metal, plastics and printed circuit board assemblies and other electronics. Important raw materials include steel, resins, aluminum, brass and bronze. We rely on third-party suppliers to provide us with these manufactured components, raw materials and energy. Since we do not control the actual production of the components, raw materials and energy sources used in the manufacturing processes for our products, we are subject to delivery delays for reasons that are beyond our control. Supply curtailments or interruptions could arise from shortages of components, raw materials and energy, especially as demand for them (particularly electronics) increases in connection with any economic recovery, as well as from labor disputes, transportation disruptions, impaired financial condition of suppliers, extreme weather or other natural disasters. In addition, prices of components, raw materials or energy may increase or become more volatile. In many cases, especially for brass, steel and aluminum, we seek to manage our exposure to changing prices by executing procurement contracts for periods of up to one year with our suppliers of these materials or of components that include them. We may pay higher prices with this approach than we otherwise would have should market prices decline during the life of the contracts.

Any inability to obtain adequate supplies of component parts, raw materials and energy at favorable prices could decrease our profit margins and negatively impact timely deliveries to our customers. In addition, the loss of, or a substantial decrease in the availability of, products from some of our suppliers, or the loss of key supplier relationships and the need to find alternative sources on potentially disadvantageous terms, could lead to a reduction in our production and sales volumes and in our profit margins. Any of these events could have a material adverse effect on our results of operations, cash flows and financial condition.

We have contracted with third-party manufacturers to provide a substantial portion of our production capabilities. Our results of operations, cash flows and financial condition may be adversely affected if we are unable to manage our outsourcing arrangements effectively or if we are unable to project our demand accurately.

Our future operating results will depend on our ability to develop and manufacture products in a cost-effective manner. We outsource the manufacturing of some of our products and their sub-assemblies and components such as brass castings, aluminum housings, sheet metal, plastics and printed circuit board assemblies and other electronics, especially for solid state meters used by gas, electricity and water utilities to maintain focus on our core competencies and streamline our operations, as well as to minimize our manufacturing costs. Solid state meters measure gas, electricity or water using electronic devices instead of mechanical components.

The outsourcing of manufacturing capabilities reduces the day-to-day control that we are able to exercise over the production process and could result in quality problems and increased product warranty costs. In addition, as we outsource additional production capacity, we will retain limited internal production capacity and will rely more on third-party manufacturers to fill orders on a timely basis. While our strategy calls for having more than one supplier for each important product and component, we rely on a single source for some key product lines, products and components that we purchase from third-party manufacturers. In some cases, our purchases account for a material portion of some of our suppliers' respective businesses.

The third-party manufacturers with whom we work often require us to provide accurate forecasts, sometimes months in advance. If we overestimate our requirements, we may be obligated to purchase quantities of products that exceed customer demand. If we underestimate our requirements, particularly in connection with large rollouts, we may have inadequate inventory from which to meet customer demand. From time to time, some of our suppliers may have difficulties keeping pace with our requirements if we increase our orders with little advance notice in response to demand for our products. While we are seeking to give our suppliers more advance notice of our peak requirements and holding more of the affected components in inventory where possible, we may fail to do so, or may, for reasons outside our control, not have access to sufficient supplies, which may cause even longer lead times. In any case where we must forecast our supply needs, our inability to forecast demand accurately may have a material adverse effect on our results of operations, cash flows and financial condition.

We have recently experienced significantly extended lead times at some of our suppliers of electronic components. These have negatively impacted our revenues, particularly in our electricity segment. If we are unable to ensure sufficient supplies to prevent these lead times from lengthening, our results of operations, cash flows and financial condition may be adversely affected.

Lead times for the electronic components we purchase from third-party manufacturers depend on a variety of factors, including the demand for each component and supplier capacity. If our third-party manufacturers or any of their sub-suppliers fail to deliver quality products and services in a timely manner, or if our ability to source from alternative suppliers cannot be maintained or if a supplier that is dependent on us is unable to cope with variations in our ordering patterns, the ensuing disruptions in our chain of supply could negatively affect our product portfolio, reputation, sales and ability to meet large orders, especially in the context of large rollouts.

During 2010, we experienced significantly extended lead times at those of our suppliers that provide electronic components used in some of our products. We believe that the resumption of economic growth in some of the world's economies, and the resulting demand for electronic components generally across a range of industrial sectors, has resulted in an increase in demand (after capacities had been reduced during the downturn) for commoditized electronic components that these suppliers use in producing circuit boards for us as well as for other customers, including customers in unrelated industries. We believe that some of our most important markets, including in particular the residential and commercial construction markets in many of the regions in which we operate, have remained weaker than some other markets that require similar components, such as the worldwide electronics and computer markets. In some cases, we have been required to place orders for electronics and electronic components six months or more in advance to ensure timely availability of these components. Some of our other suppliers have imposed limitations not only on purchases of their electronic components, but in other areas as well. We believe, based on discussions with our suppliers, that these circumstances have been relatively widespread, affecting participants in our industry as well as others. At our company, these circumstances have affected our electricity segment more than our other segments, although we have experienced scattered instances of shortages of electronic components in our other segments as well.

Shortages or interruptions in the supply of electronic components or communications modules could delay shipments of our products or increase our production costs. This in turn could have a material adverse effect on our results of operations, cash flows and financial condition. Any contractual penalties we negotiate for the event that a supplier does not meet its obligations with respect to timeliness and quality may fail to mitigate the harm to our business caused by any such contractual breaches.

We rely on our information technology systems, including systems provided by third parties to conduct our business.

We rely on our own information technology, or IT, systems to manage our business data, communications, computing needs, production and supply chain effectively and efficiently. Our IT systems are used to conduct order entry, order fulfillment, inventory replenishment, e-commerce and other business processes. We also rely on the IT systems provided by third parties, including, in particular, for much of our networking and other IT infrastructure.

In 2010, we terminated a contract with a third party to which we had outsourced some of our technical and communication infrastructure. Under the contract, we transferred certain employees, IT equipment and existing third-party contracts to our partner and it agreed to provide various IT services to us and our subsidiaries. Following the termination, we have reassumed management of our IT infrastructure and have agreed and plan to agree in the future to outsource certain of our technical and communication infrastructure other to third parties. Should these systems not operate as intended or any third parties to which we outsource some of our IT services fail to deliver as expected, our ability to transact business across our international company would be significantly impaired. In addition, our IT systems and those we outsource are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss, hacker attacks, computer systems failure and viruses. The failure of our IT systems and our updated IT platform to perform as we anticipate, could disrupt our business and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, flaws in our security systems could result in potential data misuse, with a resulting damage to our reputation and an adverse effect on our business.

Through our global activities, we are exposed to economic, political and other risks and uncertainties, any of which could adversely affect our business and have a material adverse effect on our results of operations, cash flows and financial condition.

We are a global company with operations in more than 30 countries on five continents and sales in more than 130 countries. While most of our operations are located in developed countries, we have substantial operations in a number of developing countries and derive revenues from a broad range of countries. In 2010, our sales in Europe, North America and the rest of the world accounted for 44.9%, 32.4% and 22.7% of our revenues, respectively. This geographical diversity of both operations and sales exposes us to a range of risks relating to events that can occur in individual countries or regionally. Risks inherent to the global nature of our operations and which could negatively affect us include:

•	local or regional economic downturns, some of which can be severe;

•	withholding taxes imposed on dividends and other payments by subsidiaries;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions;

•	inability to develop successful relationships with local distributors;

•	difficulty in staffing and managing our local operations around the world;

•	changes in law, regulations or governmental policies in the individual jurisdictions in which we operate, including potentially negative consequences from changes in tax laws;

•
the expense of complying with a wide variety of national and local laws, regulations, trade standards, treaties and technical standards and changes in them, and the risk of liability or the risk of being prohibited from doing business in a jurisdiction arising from any failures to comply with them;

•	challenges to our internal policies, oversight and compliance processes and information systems posed by our widely dispersed operations;

•	different legal regimes controlling the protection of our intellectual property;

•	exchange controls imposed by various countries and changed from time to time in ways that can be disadvantageous for us;

•	nationalization of foreign assets;

•	political instability, especially in some of the emerging markets in which we do business;

•	local and regional conflicts and unrest;

•	import and export duties, tariffs, quotas and other trade barriers, or other forms of government protectionism; and

•	continued and/or repeated interruption of gas supply by one or more countries or companies producing natural gas.

The manifestation of any one or more of these risks could impair our current or future operations in the affected country or countries. While an event of this nature, if contained to one developing country, may not affect us significantly, such an event may trigger more widespread regional or global consequences, which could have a material adverse effect on our results of operations, cash flows and financial condition.

We derive most of our revenues from sales to or for the utility industry, which has been subject to long and unpredictable capital investment and related sales cycles, which could negatively affect our results of operations, cash flows and financial condition.

We derive most of our revenues from customers in the utility industry, either directly or through distributors. In our experience, the utility industry worldwide is often subject to long budgeting, purchasing and regulatory review processes that can take several years to complete and can result in unpredictable capital investment cycles. Generally, larger contracts with utilities are granted through competitive tender processes that involve large volumes, require lengthy and complex competitive procurement processes and lead to long and unpredictable sales cycles. Utilities are under increasing economic, political and regulatory pressure to seek bids for their higher-volume purchases in as competitive a process as possible, which can further delay the time necessary to complete the tender process. In addition, in the face of increasing economic pressure, our customers in the utility industry may establish alliances or enter into mergers which may enhance their purchasing power and their ability to command lower prices. In some markets, utilities' ability to recover the costs of purchasing our products and services is also subject to lengthy and uncertain regulatory proceedings. In addition, utilities' purchasing decisions are sometimes delayed if they are considering or negotiating major transactions or changes in their businesses or operations that are unrelated to our products. Our revenue development may be materially and adversely affected if these sales cycles lead to delays that we did not anticipate, for which we were unable to plan adequately or that are otherwise disadvantageous to us. This could have a material adverse effect on our results of operations, cash flows and financial condition.

Ongoing instability and volatility in the worldwide financial markets have created uncertainty, which may reduce our customers' access to financing or reduce their ability or slow their plans to purchase products and services from us.

The recent worldwide financial crisis and current weakness in the global economy have resulted in severe and prolonged volatility and disruption in the capital and credit markets in 2008 and 2009, leading to lower levels of liquidity and corresponding increases in the rates of default and bankruptcy. These market developments continue to pose a risk to the financial stability and reliability of companies and vendors in our industry. If financial conditions worsen and global credit markets fail to ease or tighten further, many of our customers, some of whom are substantially dependent on credit to finance their own operations, may delay or reduce purchases of our products or services. They also may limit their levels of capital expenditures in a manner that directly or indirectly leads to a reduction, deferral or cancellation of orders placed with us. This could have a material adverse effect on our results of operations, cash flows and financial condition.

We may have difficulty raising capital to refinance our indebtedness or to obtain credit in support of our customer-related security and bonding requirements.

All of our long-term debt is scheduled to mature between September 30, 2012, and September 30, 2014. We have incurred virtually all of our long-term debt under a credit facility agreement that we put in place in 2005 with a syndicate of banks and that we have modified since that time, most recently in March 2011. We refer to this agreement in its current form as our Senior Facilities Agreement. Any outstanding balances of our Senior Facilities Agreement's multicurrency revolving facility are due on September 30, 2012 and any outstanding credit support under our bonding facility will expire on the same date, with any remaining amount outstanding under the Senior Facilities Agreement's tranches maturing in 2013 and 2014. We therefore will be required to refinance our existing indebtedness and are currently engaged in negotiations with several banks regarding alternatives for the refinancing of our existing indebtedness. However, given the recent financial crisis and remaining uncertainties and weaknesses in worldwide financial markets, financing may not be available on terms we find attractive or at all in the future. For example, banks may be unwilling to renew our credit facility or extend it on current or similar terms.

In addition, some of our customers and potential customers ask us for guarantees, including payment and advance payment guarantees and performance guarantees, or bonds, in each case to cover portions of their potential contract volumes. They may also or alternatively ask us to maintain a certain level of inventory. The experience of the recent uncertainty in worldwide financial markets may lead customers to demand guarantees or bonds covering a larger portion of these contracts or for us to maintain larger amounts of inventory, while at the same time making it may be more difficult for us to obtain favorable terms on the credit necessary to fulfill these demands. If we are unable to obtain the necessary guarantees or bonds, or maintain or finance the necessary level of inventory, we may fail to win these contracts, which could have a material adverse effect on our results of operations, cash flows and financial condition.

Our exposure to counterparty default risk may increase as a result of the ongoing instability and volatility in the worldwide financial markets.

One characteristic of the recent financial crisis has been financial institution distress. Depending on the development of the markets, some or all of our current lenders (or any financial institutions from whom we borrow in the future) may be unable to honor their commitments under our Senior Facilities Agreement for draw-downs or bonds, particularly if they fail or if they are required to set lending limits imposed by their regulators. If this happens with respect to our current lenders, we could be required to seek financing in a credit market that has become less accessible. These developments may have an adverse effect on our ability to raise capital to refinance our indebtedness, which may in turn have a material adverse effect on our results of operations, cash flows and financial condition. The counterparties on our interest rate and foreign currency derivative contracts could also default on their obligations, which, to the extent that we are not in a liability position under these contracts, could have a material adverse effect on our results of operations, cash flows and financial condition.

We have undertaken, and may continue to undertake, business in countries subject to EU or U.S. sanctions and embargoes, and we may be unable to prevent possible sales or transfers of our products to countries, governments, entities or persons targeted by EU or U.S. sanctions.

The Council of the European Union has adopted restrictions on trade with entities associated with certain jurisdictions, including a council decision of July 26, 2010 concerning restrictive measures against Iran. These sanctions regulations, which vary depending on the jurisdiction in question, apply to EU nationals worldwide, including all EU companies. While these sanctions regulations do not apply to subsidiaries of EU companies that are organized under the laws of countries outside the European Union, EU parent companies are nonetheless expected to encourage their subsidiaries to follow these regulations. We have conducted, and continue to conduct, business with entities located in jurisdictions subject to EU sanctions regulations. If we are found to have violated any of these restrictions, we could be subject to fines, which could have a material adverse effect on our business and reputation.

The U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC, and the Office of Export Enforcement of the U.S. Department of Commerce, or OEE, administer certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. companies and persons, or U.S. persons, and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions.

We have engaged and continue to engage in business with counterparties, including government-owned or controlled counterparties, in certain countries that are Sanctions Targets, including Iran, Syria and Cuba. In the three years ended December 31, 2010, we had sales of approximately $67.7 million to Sanctions Targets. Specifically, in the years ended December 31, 2010, 2009 and 2008, we generated revenues from products sold to customers in Iran of $6.8 million, $21.8 million and $29.8 million respectively, which represent approximately $0.4%, $1.3% and $1.6%, respectively, of our total revenues for those years. Our business with Sanctions Targets consisted mostly of the sale of electricity meters for residential and C&I use until the second quarter of 2010, after which we have ceased selling electricity meters in Iran. We also sell gas metering and utilization products and, to a lesser extent, water meters in Sanctions Targets.

We concluded an investigation in March 2010, assisted by external counsel, and submitted, on a voluntary basis, a disclosure report to OFAC and OEE in March 2010 regarding conduct in 2005 through 2007. The report concludes that a U.S. person employed by our U.S. affiliate participated in the settlement of a warranty claim made by one of our Iranian customers against two of our European operating units, which may implicate certain of the U.S. Economic Sanctions Laws. We also described in our voluntary disclosure to OFAC and OEE our sales of certain products to counterparties in Iran and Syria with de minimis U.S.-origin content. On July 29, 2010, the OEE notified us that the file relating to our voluntary disclosure report was being closed and no further action would be taken. The OFAC review is still ongoing. While the report states our conclusion that these product sales either did not violate the relevant U.S. Economic Sanctions Laws or should not be penalized under such laws, OFAC may not concur with our assessments.

We may be subject to fines or other administrative action relating to the matters discussed in the voluntary disclosure report. We do not expect any fines or other action to have a direct material adverse effect on our results of operations, cash flows or financial condition. However, our disclosure of this conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business.

In October 2007, we implemented enhancements to our compliance and training programs and procedures designed to ensure that, across all our operations globally, no sales to Sanctions Targets would occur of products containing more than a de minimis level of U.S. content (or any level of U.S. content in circumstances where no U.S. content is permissible) and that U.S. persons among our employees would have no involvement in business with Sanctions Targets. Despite these enhancements and our other efforts designed to ensure compliance with applicable sanctions laws and embargoes, it remains possible that our products could be sold or transferred to countries, governments, entities or persons targeted by EU or U.S. sanctions in a manner that violates such sanctions. For example, despite our procedures, one of our businesses may miscalculate the level of U.S.-origin content in a product or transfer a U.S.-origin product to a customer that we should have known was subject to U.S. or EU sanctions. Should such sales or transfers occur, we would bear the costs of any necessary investigative and remedial measures that may be necessary, and could be subject to fines or criminal penalties in respect of such sales or transfers.

In addition to the sanctions administered by OFAC and OEE described above, the U.S. government may impose (and has in the past imposed from time to time) restrictions and sanctions against other countries, including ones in which we do business. In addition, the U.S. government may impose new or expanded restrictions and sanctions against existing Sanctions Targets. Any such measures targeting countries in which we undertake business could have a material adverse effect on our business and reputation.

Certain U.S. state and municipal governments, universities and institutional investors have proposed or adopted divestment initiatives regarding investments in companies doing business with Iran and other Sanctions Targets. If our business activities regarding Iran or other Sanctions Targets were deemed to fall within the scope of such initiatives, then such investors holding interests in us may sell these interests. If significant, these sales could have adverse effects on our business or the price of our ADSs.

Our business depends on our ability to develop new products and technologies and a failure or delay in successful new product development could reduce our future revenues.

Our customers increasingly demand access to a broad range of products and technologies, and we must continue to develop our expertise to design, manufacture and market our products successfully. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, reliability and timeliness of delivery, accuracy, new product innovation, price competitiveness, technical expertise and development capability, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success therefore depends, to a significant extent, on our development of new products and technologies and our ability to continue to meet our customers' changing requirements.

As a result, in addition to enhancing our current product and solutions portfolio, we continually strive to offer new products and design new technologies and software solutions. This requires continued investment in product and technology development to help us maintain or increase our current market position and to allow us to respond to changing customer needs. However, we may be unable to develop or commercialize technological advances and introduce new products in a manner and to an extent sufficient for us to remain competitive within our industry. For example, we may, among other things, lack capacity to invest the required level of human and financial resources necessary to develop these products, commit errors or misjudgments in our planning in these areas or experience difficulties in implementing rollouts. In addition, we may not be able to meet our product development and delivery schedules as a consequence of unforeseen problems during the design or development phases of new product and technology introductions. Some of our new products also require certification or regulatory approval and may not be approved in a timely manner or at all. Delays of this type, or failures to obtain regulatory approval, could negatively affect our reputation and relationship with our customers and lead to delayed or reduced revenues for our products.

If we fail to enhance existing products, develop new products or keep pace with developing technology, growth opportunities could be lost or we may lose existing customers. This is especially the case for our Smart Offerings, which we define to be AMR, AMI and Smart Grid solutions and individual products, components and services for use therein, which have experienced a rapid pace of development. In addition, we have made commitments within some existing contracts with customers, to develop and deliver new products. If we are unable to meet these commitments, we could be subject to contractual penalties or lose the orders altogether. Delays in product development may also lead to a need for greater investments in research, design and development. If we encounter increased costs associated with new product development and product enhancements for which we are unable to realize sufficient revenues, the costs of the related new product development may not be recoverable. Either increased costs of or decreased revenues from newly developed products, or both, could have a material adverse effect on our results of operations, cash flows and financial condition.

A number of skilled personnel are critical to the success of our business, and any inability to attract and retain employees with skills in our areas of focus, or industrial action by our employees generally, could have a material adverse effect on our results of operations, cash flows and financial condition.

Our success depends on our continued ability to identify, attract, develop and retain skilled personnel throughout our company. Competition for highly qualified management and technical personnel is intensifying as our industry becomes more technologically advanced. In addition, since our IPO, many of our key management personnel have become eligible to receive the full economic benefits of their interests in our Management Equity Program, or MEP. These members of management may leave us after they are able to receive the cash value of their interests in the MEP. While we believe that we have a good relationship with our management and other key employees, and while we have developed a long-term incentive compensation plan that was implemented shortly after our IPO, we may not be able to retain key executives or other skilled personnel, or attract and retain replacements for those who may decide to leave our company. In certain strategic focus areas, such as Smart Grid technologies, we intend to make significant investments and further develop our product portfolio. The successful development of our business in these strategic areas depends in part on our continued ability to hire and retain qualified and skilled personnel. We are also dependent on the remainder of our workforce to respond effectively to customer requests, and industrial actions could negatively impact our ability to respond effectively, especially for larger, more complex rollouts that encompass a broad range of our products and services. Any such industrial actions, along with any inability to attract and retain key personnel could have a material adverse effect on our results of operations, cash flows and financial condition.

Failure to successfully identify attractive acquisition candidates or integrate current or future acquisitions could result in charges, cause disruption to the management of our business or otherwise have a material adverse effect on our results of operations, cash flows and financial condition.

We have pursued selected acquisitions in a number of countries to expand our business. We expect to continue to evaluate potential acquisitions, and may engage in discussions with acquisition targets and pursue selective acquisition opportunities, some of which may be material, if we believe they will be beneficial to our company and our shareholders. However, we may be unable to identify and acquire suitable acquisition targets, or our acquisition strategies may not be well received by the market. If we decide to pursue a strategic acquisition, we may need to raise additional private or public funds and we may be unable to finance the acquisition on satisfactory terms or at all.

Additionally, any acquisition will bring with it attendant risks, including a possible inability to integrate its operations into our business, failure to realize expected benefits or synergies, increases in operating costs, the diversion of management's attention away from operating activities or other unanticipated problems, including, for example, relating to compliance or liability matters in the target. In addition, our capitalization and results of operations may change significantly as a result of an acquisition or a series of acquisitions, and the related financings, and we may be unable to accomplish our strategic objectives as planned or at all as a result of any such acquisition. Future acquisitions may result in our incurrence of additional debt and contingent liabilities, an increase in our interest expense and additions to our amortization expense, especially in connection with intangible assets. We may also incur significant charges relating to the integration of acquired businesses. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial condition.

Our quarterly operating results may fluctuate substantially, which may cause the price of our ADSs to decline.

We have experienced variability in our quarterly operating results in the past. We may fail to achieve sustained profitability in the future and may experience operating or net losses. Our future operating results are subject to numerous risks, including the following:

•
the size and timing of deployments may vary, as might the time at which we recognize the associated revenue, especially in the case of large and complex contracts for our Smart Offerings. Equally, deployments under major rollouts may be concentrated in particular quarters, leading to the possibility of large quarterly revenue swings;

•	exchange rates that impact our operating results could change suddenly and significantly;

•	our mix of products and services in any one quarter may change significantly, especially if individual contract sizes are larger, even if the mix is less volatile over time;

•	expenses relating to our share-based compensation arrangements may be higher than expected in any given period;

•	we may be subject to unexpected warranty liabilities that may, in turn, require us to accrue lump sum provisions;

•	the timing and production levels of our new product developments may be delayed or overly optimistic;

•	the timing and availability to our customers of government stimulus funding;

•
components or raw materials that are material for us may quickly become less easily available in the quantities we need at attractive prices or may be subject to shortages. Moreover, prices for these components and raw materials can swing rapidly;

•	we may experience other, potentially severe, interruptions in our supply chain; and

•	general economic conditions affecting enterprise spending for the utility industry may change quickly and adversely.

Some of these factors are partially or wholly outside of our control. Any of the above factors, or others that are unforeseen or today seen as immaterial, may, individually or in the aggregate, have a material adverse effect on our results of operations, cash flows and financial condition, which may, in turn, cause the price of our ADSs to decline.

Our operating results have fluctuated significantly in the past due to the effect of exchange rates and are likely to continue to do so.

Our results of operations have been, and may continue to be, adversely affected by movements in exchange rates, especially among the euro, U.S. dollar and pound sterling, but also with other currencies. Adverse currency exchange rate movements may hinder our ability to procure important materials and services from vendors and suppliers, may affect the value of our level of indebtedness, and may have a significant adverse effect on our revenues and overall financial results. Currency movements affect our financial statements and results of operations in various ways, including:

•
As part of our consolidation each period, we translate the balance sheet items in the financial statements of those entities in our group that have functional currencies other than the U.S. dollar into U.S. dollars at the period-end exchange rates. The translated values in respect of each entity fluctuate over time with the movement of the exchange rate for the entity's functional currency against the dollar. We refer to this as the currency translation effect. It is not practicable to hedge against this risk.

•
Most of our entities make their purchases and sales primarily in their respective functional currencies. However, sometimes entities within the group make purchases and sales denominated in currencies other than their functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase, or decrease, if the other currency depreciates against its functional currency. Similarly, for sales in a currency other than the entity's functional currency, its revenues will increase to the extent that the other currency appreciates against the entity's functional currency and decrease to the extent that currency depreciates against the entity's functional currency. These movements can have a material effect on the gross margin of the entity concerned and on our consolidated gross margin. We refer to this as the currency transaction effect.

•
After a purchase or sale is completed, the currency transaction effect continues to affect foreign currency accounts payable and accounts receivable on the books of those entities that made purchases or sales in a foreign currency. These entities are required to remeasure these balances at market exchange rates at the end of a period. In 2008, we incurred a foreign currency loss of $7.4 million resulting from these remeasurements; in 2009, we recognized a gain of $2.9 million and in 2010, we incurred a gain of $2.3 million. We intend, through our group treasury function, to enter into foreign currency derivative financial products to mitigate exchange rate risks when the appropriate financial products are available on attractive terms. However, it is often economically disadvantageous to pay the costs associated with hedging against every possible currency movement, particularly between currencies that have traditionally been rather stable, and we will continue to be subject to this risk.

In addition to these exposures, we are also exposed to the risk of fluctuations in currency exchange rates in connection with our financing arrangements, in particular drawings by an entity under the multi-currency borrowing facilities provided under the terms of our Senior Facilities Agreement which are denominated in a foreign currency. In addition, inter-company borrowings by one Elster entity to another Elster entity with a different functional currency can cause gains or losses from remeasuring the inter-company financing at changing exchange rates.

In the past, we have experienced gains and losses from exchange rate fluctuations, including foreign exchange gains and losses from transaction risks associated with assets and liabilities denominated in foreign currencies, including inter-company financings. In 2010, we incurred a foreign exchange gain of $2.9 million. In 2009, we had a foreign exchange gain of $14.4 million, compared to a foreign exchange loss of $45.2 million in 2008. Although we have introduced measures to improve our ability to respond to currency exchange rate risks, these measures may prove ineffective, and recent exchange rate volatility, particularly between currency pairs that have traditionally been rather stable, may continue at high levels. As a result, we may continue to suffer exchange rate losses, which could cause our operating results to fluctuate significantly and could have a material adverse effect on our results of operations, cash flows and financial condition.

Our business requires us to maintain investments in inventory. A decline in our customers' purchases could result in obsolete inventory and lead to losses.

Our business requires us to maintain inventories in an effort to maintain a reliable source of supply for our customers. The market for many of our products is characterized by rapid change as a result of the development of new technologies, evolving industry standards and frequent new product introductions. Many of our product sales are made on a purchase order basis, which allows our customers to reduce or discontinue their purchases. Accordingly, we cannot predict the timing, frequency or size of our customer orders. In addition, as the range of products and solutions we offer becomes more complex, the risk increases that our inventory, including spare parts we need to carry, may increase or become obsolete more quickly. If we fail to anticipate the changing needs of our customers and accurately forecast demands, our customers may not continue to place orders with us, and we may accumulate significant inventories of products or components that we are unable to sell or return to vendors. This may result in a significant decline in the value of our inventory.

Restrictive covenants in our Senior Facilities Agreement limit our ability and the ability of most of our subsidiaries to take certain actions, which may restrict our ability to pursue our business strategies, incur additional indebtedness or make any future distributions to our shareholders.

Our Senior Facilities Agreement is our main source of financing. It contains a range of covenants that restrict our ability and the ability of our subsidiaries to take actions related to corporate matters, to incur indebtedness, to make investments and to undertake various other matters. In addition, the Senior Facilities Agreement contains covenants that require us to meet specified financial ratios including a leverage ratio, an interest coverage ratio and a cash flow to debt service ratio, as well as other customary covenants. Our ability to borrow under our credit facility and to maintain or increase these borrowings depends on our compliance with these covenants. Events beyond our control can affect our ability to meet these covenants.

Our failure to comply with covenants or other obligations under our borrowing arrangements may result in a declaration of an event of default. An event of default, if not cured or waived, may permit acceleration of such indebtedness. In addition, indebtedness under other instruments that contain cross-default or cross-acceleration provisions also may be accelerated and become due and payable. If an event of default were to be declared, we may not be able to remedy such default. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to borrow sufficient funds to replace the accelerated indebtedness on terms favorable to us or at all. In addition, in the case of an event of default under our secured indebtedness such as our Senior Facilities Agreement, the lenders may be permitted to foreclose on our assets securing that indebtedness.

We may be required to make a repayment offer under our Senior Facilities Agreement based on changes to the beneficial ownership of our Company. Our inability to finance a required repayment offer for any reason could result in the declaration of an event of default and the acceleration of all of our indebtedness under the Senior Facilities Agreement.

Our Senior Facilities Agreement requires us to make a mandatory repayment offer if specific changes to our beneficial ownership structure occur. For example, if our shareholders Rembrandt Holdings S.A. (which we refer to as Rembrandt) and Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (which we refer to as the Management KG) together cease to beneficially own (directly or indirectly) at least 30.1% of our equity share capital or if any holder or group of holders beneficially owns more than Rembrandt and the Management KG collectively, we would be required to immediately prepay all outstanding advances and provide cash cover for all outstanding letters of credit, lender guarantees and advances under the revolving facility. Our inability to finance a required repayment offer for any reason, including an inability to raise the required amount of capital in a short period of time, could result in the declaration of an event of default and cross-default and the acceleration of all of our indebtedness under the Senior Facilities Agreement and other financing agreements. If an event of default or a cross-default were to be declared under our secured indebtedness, the lenders may be permitted to foreclose on our assets securing that indebtedness.

Although we do not expect Rembrandt and Management KG to sell below the 30.1% threshold before we have repaid or refinanced our indebtedness under the Senior Facilities Agreement, Rembrandt has advised us that it does not anticipate owning a majority of our shares over the long term.

Impairment of our intangible assets, long-lived assets, goodwill or deferred tax assets could result in significant charges that would adversely impact our future operating results.

We have significant intangible assets, long-lived assets, goodwill and deferred tax assets that are susceptible to valuation adjustments as a result of changes in various factors or conditions. We assess impairment of amortizable intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, many asset classes are subject to impairment testing on a periodic basis under applicable accounting rules. Factors that could trigger an impairment of such assets include the following:

•	a significant underperformance relative to historical or projected future operating results;

•	significant changes in the nature of or use of the acquired assets or the strategy for our overall business;

•	significant negative industry or general economic trends;

•
changes in our organization or management reporting structure could result in additional reporting units, which may require alternative methods of estimating fair values or greater aggregation or disaggregation in our analysis by reporting unit;

•	a sustained decline in our market capitalization below net book value; and

•	the harmonization of company trademarks throughout our group.

We assess the potential impairment of goodwill as of December 31 of each year. We also assess the potential impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Adverse changes in our operations or other unforeseeable factors could result in an impairment charge in future periods that would impact our results of operations in that period.

The realization of our deferred tax assets related to net operating loss carry-forwards is supported by projections of future profitability. We provide a valuation allowance based on estimates of future taxable income in the respective taxing jurisdiction and the amount of deferred taxes that are expected to be realizable. If future taxable income is different from what we expected, we may not be able to realize some or all of the tax benefit, which may, in turn, have a material and adverse effect on our results of operations, cash flows and financial condition.

As a manufacturer and seller, we are exposed to risks related to warranties and product liability, and a failure to manufacture high-quality products may have a material adverse effect on our reputation and business.

Product quality and performance are a priority for us since our products are used in various industries where precise control of gas, electricity and water is essential. We also focus on technological platforms and systems to facilitate the proper functioning of many of our Smart Offerings as well as more advanced manual-read meters and services we sell. Our products and solutions will not meet performance standards if we fail to produce high-quality products that perform as their specifications demand or if the technology on which we depend for accurate metering, data storage and secure data transmission is defective. Any delivery of substandard products, or any failure of our meters to record accurate data or transmit recorded data in an accurate and secure manner, even if this failure results from a failure to use our meters according to their specifications, may seriously harm our reputation and lead to claims, resulting both in a loss of current customers to competitors and damage to our ability to attract new customers.

    As is customary in our industry, our sales agreements typically contain product warranties that generally allow post-shipment obligations and returns over a period of one year or longer, depending on the particular product and market, and may provide for liquidated damages. Some warranties provide that if certain failure rates are exceeded among a production lot of meters, all the meters in the production lot may be returned. In some cases, the length of our warranties and guarantees may even exceed ten years. We may be exposed to substantial warranty claims as a result of our warranty undertakings. We have experienced warranty claims in the recent past relating to some of our meters and other products. Our accruals for warranty provisions totaled $31.6 million as of December 31, 2010. Widespread product failures, or perceptions of such failures, may damage our market reputation, reduce our market share and cause our sales to decline. Our reputation and that of our industry may also suffer if a large or high-profile rollout, whether involving our products and solutions or those of a competitor, is impacted by serious technical or other failures.

Product defects may result in substantial replacement costs and in litigation, which could be costly and time consuming to defend and may have a material adverse effect on our results of operations, cash flows and financial condition.

If any of our products proves to be defective, we may be required to effect or participate in a recall involving those products. We may also be the subject of lawsuits seeking damages for products alleged to be defective, including in particular product liability claims in the event that the use of our products is alleged to have resulted in injury, a risk of injury or other adverse effects. Litigation, including litigation resulting from product liability claims, can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome of the litigation with respect to those claims. While we currently maintain product liability insurance coverage, such insurance may not provide adequate coverage against potential claims. A successful claim brought against us with respect to a defective product in excess of available insurance coverage, if our coverage is applicable, or a requirement to participate in a major product recall, could have a material adverse effect on our reputation, results of operations, cash flows and financial condition.

We may be unable to adequately protect our intellectual property and may be the subject of assertions that we infringe on the intellectual property rights of others, any of which may result in the loss of our right to use the intellectual property or to market our products.

Our intellectual property rights include patents, utility models, copyrights, trade secrets, trademarks, and designs related to a range of technologies we use in our business. We believe that our intellectual property is a valuable asset that protects our investment in technology and software, and supports our licensing efforts with third parties. We depend in part on our ability to obtain and maintain ownership of and rights of use in the intellectual property related to our product and solution portfolio.

However, some of the countries in which we operate, such as China, offer less effective intellectual property protection than is available in Europe or the United States. In jurisdictions where effective intellectual property protection is unavailable or limited, our intellectual property may be vulnerable to disclosure or misappropriation by employees, strategic partners, suppliers, customers and other persons. Patents may not be granted on our currently pending or future applications or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able, or may lack the resources, to prevent infringement of our intellectual property, particularly in countries where the laws may not protect such rights as fully as do the laws of the United States.

Competitors or others may infringe our intellectual property rights or successfully avoid them through alternative innovation. Moreover, patents covering technology substantially identical to that covered by intellectual property rights we own have in the past been, and may in the future be, granted in various jurisdictions around the world, and we may not become immediately aware of them, which in turn, could inhibit our ability to challenge them.

To combat infringement or unauthorized use, as well as to protect existing patents from the effects of intervening ones, we may need to litigate, which can be expensive and time-consuming. The mere existence of patent disputes can cause us reputational harm among customers and market observers and participants, in particular due to a perception that our ownership of our intellectual property may not be sufficiently secure. In addition, a court may decide in an infringement proceeding that an intellectual property right of ours is not valid or is unenforceable, or may refuse to enjoin the other party from using the technology or other intellectual property right at issue on the grounds that it is non-infringing or the legal requirements for an injunction have not been met. We may also be the subject of assertions that we infringe on the intellectual property rights of others.

The loss or unavailability, or threat of loss, of our intellectual property or the economic exploitation of it could have a material adverse effect on our results of operations, cash flows and financial condition. The cost of defending against or settling intellectual property claims can be material, even when we believe that we own the associated intellectual property right and the existence or threat of such claims can damage our reputation and business.

Environmental laws and regulations may expose us to liability and increased costs.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our manufacturing activities. For example, our former Ipsen Group furnace business has been subject to a number of claims relating to alleged asbestos exposure. Pursuant to the agreement under which we sold our Ipsen Group furnace business, we are required to indemnify the purchaser against present or future asbestos claims noticed to us by August 15, 2015, up to a maximum out-of-pocket amount for us of €15 million. The agreement under which we sold our Ipsen Group furnace business further provides that the amount of the indemnity be reduced by payments made to the purchaser under the Ipsen Group's current or pre-existing insurance policies. We have covered the contingent liability arising out of this out-of-pocket maximum with an indemnity from our former owner, E.ON Ruhrgas AG, in an equal amount. In addition, according to our due diligence conducted at the time of the disposition, Ipsen's current and pre-existing insurance coverage is in excess of the €15 million amount. At the time of the disposition, 14 cases were open, and 83 new claims have been subsequently notified. Of the 97 total claims notified, 47 have been dismissed. Additionally, there are currently three asbestos cases (filed in 1999, 2002 and 2003 by individual plaintiffs) in which Elster American Meter Company has been named as an additional defendant. All three cases have been included in the New York County Asbestos Litigation, or NYCAL, program and are currently classified as inactive. While on the inactive docket, all discovery in these matters has been stayed until further notice. In addition, our subsidiary Hauck Manufacturing Company Inc., was named as an additional defendant in an asbestos case in 2010.

Furthermore, our operations and properties are subject to U.S., European and other foreign environmental laws and regulations governing, among other things, the generation, storage, emission, discharge, transportation, treatment and disposal of hazardous materials and the clean up of contaminated properties. Many of these environmental laws and regulations impose a form of strict liability on the owners and operators of land for the presence of any hazardous waste materials on the land and require generators of waste to take remedial actions at off-site disposal locations when necessary. In the ordinary course of our business, we have used and may continue to use metals such as mercury and cadmium, solvents and other materials on-site that create waste, which may expose us to liability under these regulations. Any failure to comply could result in the imposition of significant fines, suspension of production, alteration of product processes, cessation of operations or other actions detrimental to our business.

These environmental laws and regulations have complicated requirements, which are often changed or modified and could become stricter in the future. As such, we may incur increased costs associated with future environmental compliance, with remediation obligations or with litigation if claims are made with respect to damages resulting from our operations (including those arising under the indemnity agreement relating to our former Ipsen Group furnace business). These and any future costs associated with environmental issues currently unknown to us could have a material adverse effect on our results of operations, cash flows and financial condition.

We may be exposed to tax-related risks in connection with the acquisition of Ruhrgas Industries GmbH, the related financing, our subsequent reorganizations and the corporate transactions we have undertaken in preparation of our initial public offering.

The acquisition of our company in 2005, in particular the financing of the acquisition of Ruhrgas Industries GmbH and the numerous transactions we have undertaken in connection with the restructurings of our group following our acquisition and in the preparation for our IPO, may expose us to the risk of additional tax liability. These transactions included the change of our legal form and our relocation from Luxembourg to Germany. The tax issues that might arise could relate, among other things, to the realization of significant capital gains and to potential forfeitures of tax losses and interest expenses carried forward. We obtained tax rulings from the Luxembourg tax authorities regarding the tax treatment of the acquisition of Ruhrgas Industries GmbH, the changes to our capital structure in December 2008 (as described in more detail in “Item 4. Information on the Company—Transactions Relating to Our Share Capital—Our Recapitalization in 2008”) and the change of our legal form to a SE and relocation to Germany. We did not obtain any tax rulings in other countries or with respect to other issues. As the issues involved are complex and, in the case of the change in our legal form in connection with our move to Germany, novel, the relevant tax authorities may raise issues relating to the positions we have taken in connection with these transactions. If they ultimately disagree with our positions on these tax matters, we could be required to pay additional taxes in connection with these transactions. This could have a material adverse effect on our results of operations, cash flows and financial condition.

Tax rules limiting the deductibility of interest expenses could reduce our net income, especially in periods in which our net income is small or in which we incur a net loss.

We incur a substantial amount of interest on our Senior Facilities Agreement. In addition, some of our subsidiaries obtained inter-company financing and record interest expense on such financing. While interest expense is generally deductible for tax purposes, the tax laws of Germany and several other countries in which we have operations disallow the deduction of interest expenses for tax purposes either in full or in part.

 Of particular relevance for us, in Germany, for fiscal years up to and including 2007, interest expenses on loans granted, secured or guaranteed by affiliated companies may not be deductible from taxable income due to the application of the German thin capitalization rules. Furthermore, in 2008 Germany adopted a limitation on the deductibility of interest expenses in excess of interest income, referred to as the "interest barrier" (Zinsschranke). Subject to qualifications and exceptions contained in the interest barrier rules, German law limits the deductibility of interest expenses in excess of interest income to an amount equal to 30% of the taxpayer's earnings before interest, taxes, depreciation and amortization (EBITDA), as this earnings measure is defined in the tax law. Non-deductible interest expenses under the interest barrier rules may, subject to conditions, be carried forward to future tax years (at which time their deductibility continues to be limited by the interest barrier). Our German subsidiary Elster Holdings GmbH carried forward interest expenses of approximately $27.7 million as of December 31, 2009. With retroactive effect as of January 1, 2010 a “fiscal unity” (Organschaft) was established between Elster Holdings GmbH and Elster Group SE. This fiscal unity treats the participating companies as if they were combined for tax purposes. This fiscal unity will prevent us, among other things, from using these interest carryforwards of Elster Holdings GmbH while the fiscal unity exists. Therefore, Elster Holdings GmbH recorded valuation allowances for deferred tax assets in 2009 relating to future interest deductions in Germany that will not be available for our use. For the year 2010 the interest barrier rule applied at the level of Elster Group SE as it is the parent company of our fiscal unity in Germany. The interest carryforward of Elster Group SE amounted to approximately $13.3 million as of December 31, 2010. These amounts, as well as some interest expense we may incur in the future, may not be deductible to the extent that the interest barrier in Germany, or similar tax rules elsewhere, apply. In Germany, this risk would be higher in periods in which our earnings, on the EBITDA basis described above, are low or negative.

 In the United Kingdom, the tax authorities have taken the position that the interest expense on bank loans and inter-company debt of our U.K. subsidiary are subject to deduction limitations due to U.K. tax rules limiting deductibility based on financial ratios, especially to the extent the terms of the indebtedness were not on an arms' length basis. We are negotiating this issue with the U.K. tax authorities.

To the extent our interest expenses are not deductible, we may incur a reduction of our existing loss carryforwards and we may pay higher taxes. This could have a material adverse effect on our results of operations, cash flows and financial condition.

We are from time to time involved in disputes, regulatory actions and legal proceedings, the ultimate outcome of which is generally uncertain and which may have a material adverse effect on our results of operations, cash flows and financial condition.

In the ordinary course of our business, we are subject to risks relating to legal proceedings. The outcomes of legal proceedings, including regulatory actions, intellectual property disputes and employee lawsuits, are inherently unpredictable. If claims are asserted against us in the future or if we become subject to regulatory action or employee litigation, and if our opponents in these proceedings obtain judgments or awards against us or if we determine to settle any of these proceedings, we could be required to pay substantial damages, fines and related costs. These payments may have a material adverse effect on our results of operations, cash flows and financial condition.

The nature of our industry, which includes large contracts entered into with public or publicly-regulated utilities in many jurisdictions, presents greater risks of non-compliance with some forms of regulation than is the case in many other industries. These risks are accentuated by the global nature of our operations. We are, in particular, exposed to the risk that our employees or agents could engage in anti-competitive behavior or seek to influence the awarding of contracts in other impermissible ways. We maintain a compliance infrastructure including "whistleblower" hotlines and employee and agent education and training programs. Under this compliance infrastructure, we investigate cases of potentially non-compliant behavior and, if necessary, take specific steps to prevent such non-compliant conduct in the future. However, our compliance infrastructure may be insufficient to deter all misconduct. Moreover, if we become aware of allegations of non-compliant conduct, we may have difficulty investigating such conduct and gathering evidence. For example, shortly after our acquisition, we became aware through an employee tip of a potential case involving anti-competitive behavior. Our investigation of the matter did not provide actionable evidence. However, should evidence become available in this case in the future, or if other such cases were to arise, and misconduct were determined to have occurred, we could be subject to fines and to litigation, which could have a material adverse effect on our results of operations, cash flows and financial condition.

If we fail to fully establish and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to enhance our internal controls over financial reporting in connection with our preparation to become a public company. Section 404 under the Sarbanes-Oxley Act of 2002 requires that our auditors attest to the effectiveness of our controls over financial reporting starting with our annual report for the year ending December 31, 2011. Beginning with 2011, our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. Furthermore, an important part of our growth strategy has been, and will likely continue to be, the acquisition of complementary businesses, and we expect these systems and controls to become increasingly complex as our business grows and to the extent we integrate any future acquisitions. Likewise, the complexity of our transactions, systems and controls may become more difficult to manage. Additional complexity arises for our control environment from the fact that we operate in numerous countries around the world, in many of which our local staff is small. We cannot be certain that the measures we have taken will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause us to fail to meet our financial reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs and our future access to capital.

Risks Related to Our Shareholder Structure

Share ownership of our ADSs remains concentrated in the hands of the Rembrandt and Management KG, who are able to exercise a direct or indirect controlling influence on us.

Rembrandt currently holds a 78.0% equity interest in our company, and the Management KG, which is affiliated with Rembrandt, holds a 5.5% equity interest in our company. In connection with our IPO, Rembrandt and the Management KG agreed with each of Deutsche Bank Securities Inc., Goldman Sachs International and J.P. Morgan Securities LLC not to offer, sell or transfer any of the remaining shares they hold until March 29, 2011. The underwriters may, however, waive the restriction in their discretion. After March 29, Rembrandt and the Management KG will be free to make sales of our ADSs either in the public market or in private transactions. Rembrandt has advised us that it does not anticipate owning a majority of our shares over the long term and that it may make sales of shares from time to time on an opportunistic basis .However, for so long as Rembrandt continues to own a significant percentage of our shares, its equity shareholding and its affiliation with the Management KG give it the power to control actions that require shareholder approval, including the election of members of our Administrative Board. Currently, three of the Administrative Board members are directly affiliated with Rembrandt and Rembrandt’s affiliated entities and two other members are limited partners in the Management KG.

Even if Rembrandt ceases to own or control more than 50% of our shares, for so long as it continues to have a substantial equity interest in our company it may, as a practical matter, be in a position to control many or all actions that require shareholder approval. Under German law, for so long as Rembrandt holds more than 25% of our shares, it will be in a position to block shareholder action on any capital increase or decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose (Unternehmensgegenstand) of our company or the dissolution of our company.

Significant corporate actions, including the issuance of a material amount of equity securities, may require the consent of our shareholders. Rembrandt might oppose any action that would dilute its equity interest in our company, and may be unable or unwilling to participate in a future financing of our company. Rembrandt, as our majority shareholder, could block any such action and thereby materially harm our business or prospects. In addition, this concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive shareholders of an opportunity to receive a premium for their ADSs as part of a sale of our company and might ultimately affect the market price of our ADSs.

We are controlled by Rembrandt, whose interests may not be aligned with yours.

Although our company is an independent entity, Rembrandt is our majority shareholder. Rembrandt or a person affiliated with Rembrandt, including funds advised by CVC Capital Partners, a private equity group, could in the future acquire and hold interests in businesses that compete directly or indirectly with us.

Rembrandt may from time to time also make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Rembrandt’s decisions with respect to us or our business may be resolved in ways that favor Rembrandt, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

As an example, Rembrandt has advised us that it does not anticipate owning a majority of our shares over the long term and may decide to sell all or a portion of the shares that it holds in us. Should it do so in capital markets transactions, the influx of additional shares into the public market could exert downward pressure on our share price. Should Rembrandt sell shares it holds to a third party, including to one of our competitors, that party could acquire substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

Risks Related to the Securities Markets and Ownership of Shares and ADSs

Future sales of our ADSs by Rembrandt or the Management KG, the anticipation of future sales of our ADSs in the public market or speculation to this effect may adversely affect the trading price of our ADSs.

Rembrandt currently holds a 78.0% equity interest in our company, and the Management KG holds a 5.5% equity interest in our company. Rembrandt and the Management KG have agreed not to sell or transfer any of the remaining shares they hold without the consent of each of Deutsche Bank Securities Inc., Goldman Sachs International and J.P. Morgan Securities LLC until March 29, 2011. The underwriters may, however, waive the restriction in their discretion. After March 29, Rembrandt and the Management KG will be free to make sales of our ADSs either in the public market or in private transactions. Rembrandt has advised us that it does not anticipate owning a majority of our shares over the long term and that it may make sales of shares from time to time on an opportunistic basis as market conditions permit. Sales of a substantial number of the shares of our company by Rembrandt or the Management KG, either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and our ability to raise capital through future offerings of equity or equity-related securities.

An active and liquid market for our ADSs may fail to develop or not be sustained, which could adversely affect the market price of our ADSs.

Although our ADSs are listed on the New York Stock Exchange, the volume of trading has been limited and volatile since our IPO and is likely to continue to be so in the future. Our ADSs have only traded on the New York Stock Exchange since September 30, 2010 and only 16.5% of our ADSs are held by the public. Liquidity has been limited on many trading days. This may reduce the liquidity of an investment in our ADSs and make it difficult for you to readily sell your ADSs in the open market at favorable times and prices or at all. If the market proves to be relatively inactive or illiquid, the market price of our ADSs may be adversely affected. You may as a result be faced with a choice to hold your ADSs in declining markets or sell them at unfavorable prices.

The price of our ADSs may fluctuate significantly, which may make it difficult for you to sell our ADSs when you want or at prices you find attractive.

The trading price of our ADSs may fluctuate widely and may fall below the price at which ADSs were sold in our IPO or below our net asset value. Among the factors that could affect the price of our ADSs are the risk factors described in this section and other factors, including:

•	the volatility of the prices for our products and therefore of our revenues;

•	changes in demand for, and supply of, our products;

•	changes in market valuations of companies in our industry in general, and metering companies in particular;

•	variations in our operating results (actual or anticipated);

•	technological changes that hurt our competitive position;

•	manifestations of uninsured risks;

•	unfavorable developments in litigation, governmental investigations or administrative proceedings in which we may be involved;

•	developments in the regulatory landscape in countries in which we operate;

•	strategic moves by us or our competitors including, for example, acquisitions, alliances or restructurings;

•	failure or anticipated failure of our quarterly or annual operating results to meet market expectations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts;

•	reviews of the long-term values of our assets, which could lead to impairment charges that negatively impact our earnings;

•	release/expiration of the lock-up agreement or other restrictions on transfer of the ADSs;

•	sales or anticipated sales of additional ADSs; and

•	general market conditions.

Stock markets have experienced extreme volatility in recent years that has often been unrelated to the operating performance of a particular company or sector. These broad market fluctuations may adversely affect the trading price of our securities.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Although our consolidated financial statements are denominated in U.S. dollars, under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of the unconsolidated annual financial statements of Elster Group SE prepared under the German commercial code in accordance with accounting principles generally accepted in Germany, which we refer to as German GAAP. Exchange rate fluctuations may affect the amount of euro that Elster Group SE is able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions Elster Group SE declares and pays in euro, if any. Such fluctuations could adversely affect the value of our ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our Administrative Board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. In addition, our Senior Facilities Agreement limits our ability to pay dividends or make other distributions on our shares and we may also become subject to debt instruments or other agreements that limit our ability to pay dividends. Accordingly, if the price of our ADSs falls in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by our ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if the depositary has appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the ordinary shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for the ADSs, the depositary may choose to appoint a proxy bank. In this event, the depositary will receive a proxy which will be given to the proxy bank to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

The effect of this proxy is that you cannot prevent our ordinary shares representing your ADSs from being voted, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on our ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our ADSs.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for U.S. public companies.

As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the NYSE Listed Company Manual that allows us to follow German corporate law and the German Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE.

For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:

•	establish a nominating, compensation and audit committee composed entirely of independent directors;

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees; and

•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In accordance with our NYSE listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional NYSE requirements applicable to listed U.S. companies, including:

•	an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer;

•	the adoption of a written charter specifying, among other things, the audit committee’s purpose and including an annual performance evaluation; and

•	the review of an auditor’s report describing internal quality-control issues and procedures and all relationships between the auditor and us.

Furthermore, the NYSE’s Listed Company Manual requires listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock. Under applicable German laws, shareholder approval is required for all amendments to our Articles of Association, for capital increases and decreases (including the creation of authorizations for management to issue shares in the future), for the exclusion of preemptive rights in connection with capital increases, for the issue of convertible bonds or bonds with warrants attached, for certain corporate measures (including the execution of inter-company agreements (Unternehmensverträge) and the merger with another company or other corporate transformations), for authorization to purchase our own shares (subject to certain statutory exceptions), and for other essential actions, such as the transfer of all or virtually all of our assets. However, we might not be required to seek shareholder approval for issuances of shares in some circumstances in which a listed U.S. company would be required to do so under the NYSE rules, such as an acquisition of another company in exchange for shares representing more than 20% of our shareholders’ voting power, if we use previously authorized capital for the acquisition.

U.S. investors may have difficulty enforcing civil liabilities against our company, the members of our Administrative Board or senior management.

We are a European public limited liability company (Societas Europaea, or SE), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our Administrative Board and our senior management are residents of Germany and other jurisdictions outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon our company or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against these individuals or our company in the United States. In particular, judgments awarding punitive damages are generally not enforceable in Germany. In addition, actions brought in a German court against our company, the members of our Administrative Board or our senior management to enforce liabilities based on the U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against our company, the members of our Administrative Board and senior management. In addition, even if a judgment against our company, the non-U.S. members of our Administrative Board or senior management based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

The rights of shareholders in companies subject to German corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Our company is a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union. We are treated to a large extent like a German stock corporation (Aktiengesellschaft) and the rights of our shareholders are governed by German law, which differs in many respects from the laws governing corporations incorporated in the United States. For example, individual shareholders in German companies do not have standing to initiate a shareholder derivative action, either in Germany or elsewhere, including the United States, unless they meet certain thresholds set forth under German corporate law. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We intend to acquire ADSs to settle awards granted under our long-term incentive plan. The cost of these ADSs will be dependent on the trading price of our ADSs on the respective dates they are purchased. As a result, the timing of our purchase of these ADSs, and the subsequent transfer of these ADSs to settle long-term incentive plan awards, could have an impact on the price of our ADSs in the future.

In connection with our IPO we adopted a long-term incentive plan, or LTIP, as a retention tool for some of our key employees. We made the initial grant of unvested ADS awards shortly after our IPO and we plan to grant ADS awards annually in the future. The vesting of these awards is subject to certain conditions including the LTIP participant’s continued employment with our company. If these and certain other conditions are met, vesting of the awards will generally occur four years after the grant date. We granted awards relating to 674,440 ADSs in 2010. In connection with the LTIP, we may grant awards relating to up to 7,405,000 ADSs over the 10 year term of the program. We intend to acquire shares through repurchases of the necessary number of shares on the New York Stock Exchange in a number sufficient to settle the awards that vest in each year. The first such vesting could take place as soon as September 30, 2014 (except in certain circumstances such as a change in control or takeover of our company), although we may begin acquiring shares earlier. The cost to us of acquiring these shares will depend on the trading price of our ADSs at the time of any purchase. More cash will be required to purchase treasury shares in periods during which our ADS trading price is rising. While our repurchases of ADSs on the New York Stock Exchange will be subject to regulations of the Securities and Exchange Commission and the New York Stock Exchange, these transactions could both adversely affect the trading market for our ADSs and impact their price. This could lead to the decrease in the number of our ADSs outstanding during the periods in which we acquire treasury shares and/or make transfers of treasury shares to settle long-term incentive awards. The changes in the number of our ADSs outstanding from this activity and the purchase activity itself may lead to volatility in the trading price of our ADSs, including increases in price that prove to be temporary.

Item 4. Information on the Company

Overview

We are a European public limited liability company (Societas Europaea, or SE) with our registered seat in Germany. We are subject to European legislation on SEs, most importantly Council Regulation (EC) 2157/2001, which we refer to as the SE Regulation. We are also governed by the German SE Implementation Act (SE-Ausführungsgesetz) and the general provisions of German corporate law, in particular the German Stock Corporation Act (Aktiengesetz). As a result, we are treated to a large extent like a German stock corporation (Aktiengesellschaft), including with respect to capital measures such as capital increases and reductions, shareholders' meetings and accounting.

We were registered in the commercial register of the local court (Amtsgericht) of Essen on February 23, 2010 under number HRB 22030. Our principal executive offices are located at Frankenstrasse 362, 45133 Essen, Germany, and our telephone number is +49 201 54 58 0. Our website is www.elster.com. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report. Our agent for service of process in the United States is John D. Bluth, Elster Solutions, LLC, 208 South Rogers Lane, Raleigh, NC 27610.

History of the Elster Group

Our company traces its roots to the earliest days of the metering industry. One of American Meter's predecessors was founded in New York in 1836 and was an early producer of gas meters in the United States. In Europe, our history also dates back to the nineteenth century. Elster Meters was founded in 1848 and G. Kromschröder was founded in 1865.

Substantial parts of our operations were later combined under the holding company Ruhrgas Industries GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung, or GmbH), which was a subsidiary of German Ruhrgas AG. In March 2003, E.ON AG completed its acquisition of Ruhrgas AG, including Ruhrgas Industries GmbH. On June 15, 2005, Nachtwache Acquisition GmbH, an investment vehicle indirectly owned by funds advised by CVC Capital Partners, a private equity group, entered into a share purchase agreement with E.ON Ruhrgas AG to acquire Ruhrgas Industries GmbH. The closing occurred on September 12, 2005.

On October 5, 2010, we completed an initial public offering, or IPO, of 18,630,000 ADSs representing 4,657,500 of our ordinary shares at an offering price of $13.00 per ADS. A total of 4,657,500 ordinary shares were sold, of which 3,365,385 ordinary shares were issued by the Company and 1,292,115 ordinary shares were sold by Rembrandt and the Management KG. Each ordinary share is represented by four ADSs. Our ADSs are currently listed on the New York Stock Exchange. For more information, see “Item 9. The Offer and Listing.”

Our Corporate Structure

The following chart shows our current corporate structure.

Our company, Elster Group SE, is a holding company. It was incorporated on October 4, 2004. It acquired 100% of Elster Holdings GmbH, which we refer to as Elster Holdings, on May 23, 2005. Elster Holdings is an intermediate holding company that directly and indirectly owns our operating subsidiaries around the world. Elster Holdings was previously named Nachtwache Acquisition GmbH, and Ruhrgas Industries GmbH was merged into that company. As is customary in European cross-border acquisitions, the acquirers used a company in the same country as the companies being acquired largely because this enables more elements of the transaction to take place in a single country.

In preparation for our IPO, we transformed our company into a Luxembourg stock corporation (société anonyme, or S.A.) named Elster Group S.A. on April 8, 2009. Our shareholders resolved to transform Elster Group S.A. into a European public limited liability company (Societas Europaea, or SE) on June 22, 2009. This transformation became effective upon the registration of the shareholders' resolution in the Luxembourg register of commerce and companies on October 5, 2009.

In early 2010, we moved our registered office from Luxembourg to Essen, Germany. The relocation became effective on February 23, 2010 when it was entered into the commercial register of the local court (Amtsgericht) of Essen. As a result of the change of legal form and our relocation, our company is now a German-based European public limited liability company.

The relocation of our registered office to Germany has permitted us to centralize our group management functions at a single geographic location. We believe this will result in a more efficient corporate and management structure.

Transactions Relating to Our Share Capital

As a Luxembourg company, we initially had a registered capital of €12,500 divided into 500 shares with a nominal value of €25 each. After the acquisition was completed in 2005, we owned 100% of Elster Holdings, and Nightwatch Holdings S.A. owned 100% of our company. Nightwatch Holdings S.A. was renamed Elster Holdings S.A. on March 22, 2006 and Rembrandt Holdings S.A. on December 19, 2008, and is still our principal shareholder. We refer to this company as Rembrandt. Rembrandt is owned by funds advised by CVC Capital Partners.

Capital Measures in Connection with the Acquisition of Our Group

On September 9, 2005, in connection with the acquisition, our share capital was increased to €1,320,750 through the issuance of 52,330 newly issued shares with a nominal value of €25 each. Rembrandt subscribed for 47,047 of these shares and Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (which we refer to as the Management KG) subscribed for the remaining 5,283 shares. The Management KG is a limited partnership organized under German law in which 40 individuals, including 34 members of our management, are limited partners. These limited partners currently own 91.365% of the Management KG's limited partnership interests. The remaining 8.635% of the Management KG's limited partnership interests are owned by Nachtwache Reserve GmbH, which is a subsidiary of Rembrandt.

We also issued the following securities in September 2005:

•	198,573,625 non-convertible preferred equity certificates "A," which we refer to as the A PECs, each with a nominal value of €1 and bearing an interest rate of 8% per annum, to Rembrandt;

•	125,686,400 non-convertible preferred equity certificates "B," which we refer to as the B PECs, each with a nominal value of €1 and bearing interest at a rate of 6.8% per annum, to Rembrandt; and

•	5,067,925 B PECs to the Management KG.

On November 14, 2006 we redeemed 88,361,315 of the B PECs held by Rembrandt against payment of €98,430,000 (representing the principal amount of the B PECs plus accrued interest) and 1,164,011 of the B PECS held by the Management KG against payment of €1,570,000 (representing the principal amount plus accrued interest).

Our Recapitalization in 2008

In December 2008, as a measure to strengthen our balance sheet in response to the worldwide economic downturn, we recapitalized our outstanding shares and our shareholders contributed a number of their PECs into our equity. We took the following steps at that time:

•	Our 52,830 existing shares were reclassified as 52,830 Class B Shares, still with a nominal value of €25 each.

•	Our share capital was increased by €25 to €1,320,775 through the issuance of one Class A Share with a nominal value of €25.

•	Rembrandt subscribed for that single share through a contribution in kind in which Rembrandt contributed its 198,573,625 A PECs and its 37,325,085 B PECs to our equity.

•
We allocated the value of this contribution in kind in excess of the nominal value of €25 of the share, which was €293,217,142 (including accrued interest), to a segregated premium account relating to the single Class A Share. The Class A Share carried the entitlement to a cumulative preferred dividend in the amount of 6.29% per annum (calculated on its nominal value plus the segregated premium).

Following this recapitalization, Rembrandt held the single Class A Share and 47,547 Class B Shares. The Management KG held 5,283 Class B Shares. The Management KG also held 3,903,914 of the B PECs. The A PECs have ceased to exist in their entirety.

Our Recapitalization in 2009

In connection with our transformation into an SE in October 2009 and our IPO, we restructured our share capital in order to establish a capital structure that would permit us to relocate our corporate seat to Germany and prepare for our IPO. These are the steps we took at that time:

•
We reduced the nominal value of the Class A Share and the Class B Shares from €25 each to €1 each, which is the minimum amount required for an SE organized under the laws of Germany, so that the share capital consisted of 25 Class A Shares and 1,320,750 Class B Shares.

•	We increased our share capital by an amount of €15 million through the issuance of 15 million new Class B Shares against conversion to share capital of other reserves in that amount.

•	Rembrandt subscribed for 13,500,000 of the new Class B Shares and the Management KG subscribed for the other 1,500,000 new Class B Shares.

•
We further increased our share capital by converting both the accrued but unpaid preferred dividends related to the Class A Share in an amount of €15,714,753 and the share premium in the amount of €293,217,142 into share capital. This created additional share capital of €308,931,895 through the issuance of 308,931,895 new Class A Shares, each with nominal value of €1, no segregated premium account.

•	We reclassified all of the Class B Shares as ordinary shares.

•
We converted the Class A shares into preferred shares with an entitlement to a cumulative preferred dividend in the amount of 5.96%. The holders of preferred shares were excluded from any dividend and distribution rights in any profits of our company to the extent that the amount thereof exceeds the aggregate preferred dividend accrued and unpaid. The holders were excluded from any participation in the distribution of liquidation proceeds in excess of the nominal value of the preferred shares plus the aggregate amount of any accrued but unpaid preferred dividend.

We took all of these measures before our relocation to Germany.

In addition, our shareholders executed a voting undertaking agreement to ensure that Rembrandt would control 90% of the voting rights in our company and the Management KG would control 10% until the completion of our IPO. We were not a party to this agreement.

Our Pre-IPO Capital Structure

After the recapitalization in 2009 and prior to our IPO, Rembrandt held 14,688,675, or 90%, of our ordinary shares and 308,931,920 of our preferred shares. The Management KG held 1,632,075, or 10%, of our ordinary shares. Rembrandt held a further 0.8635% of our ordinary shares indirectly through its 8.635% holding in the Management KG.

On November 30, 2009, the terms and conditions of the remaining 3,903,914 B PECs held by the Management KG were amended. In this amendment, the aggregate of the €1 nominal value of each of the B PECs became a shareholder loan to us in the amount of €3,903,914. No B PECs remained outstanding. The shareholder loan accrued interest at an annual rate of 6.8% and was repaid in full with proceeds from our IPO.

Capital Measures in Connection with Our IPO

In the IPO, Rembrandt sold ordinary shares that it held prior to the IPO. We and Rembrandt replaced the preferred shares Rembrandt previously held with new ordinary shares in a transaction that occurred at the same time as our IPO and no preferred shares remained outstanding. To effect this change, we engaged in corporate transactions that had the effect of converting a portion of the preferred shares Rembrandt previously held into ordinary shares while retaining the relative value of the shareholdings of Rembrandt and the Management KG immediately prior to such corporate transactions and eliminating the remainder of the preferred shares.

Our shareholders resolved on a conversion of a portion of Rembrandt's preferred shares into ordinary shares, using the IPO price as a basis such that Rembrandt was left holding ordinary shares the aggregate value of which, at the IPO price per ordinary share, was equal to its total claim arising out of its preferred shares (including accrued cumulative preferred dividend) immediately prior to the conversion. Before this conversion, our shareholders reduced our capital by an amount equal to the portion of the preferred shares Rembrandt previously held but which were not intended to be converted into ordinary shares and without any further value accruing to Rembrandt in addition to the ordinary shares it held as a consequence of such conversion.

Our shareholders resolved on the transactions described above in an extraordinary general meeting of our shareholders held on September 30, 2010. For these transactions, we applied the IPO price of $13 per ADS, corresponding to an IPO price of $52 per ordinary share, or €38.20 per ordinary share using an exchange rate of $1.3611 per €1.00, which was the European Central Bank's foreign exchange reference rate of dollars for euro in effect on September 29, 2010. The following transactions were consummated:

•
The conversion of 8,533,906 preferred shares into 8,533,906 ordinary shares, which was the result obtained by dividing Rembrandt's aggregate interest in the preferred shares it held at the date of our IPO, €326,032,698 (the sum of the aggregate nominal value of these preferred shares (€308,931,920) plus the cumulative preferred dividend on these preferred shares accrued up to September 30, 2010, at a rate of 5.96% per annum (€17,100,778)), by the initial public offering price per ordinary shares in euro, or €38.20.

•
Immediately before the conversion described above, the remaining 300,398,014 preferred shares held by Rembrandt that were not being converted into ordinary shares were redeemed, and the capital was decreased accordingly. Rembrandt waived its right to receive any of the proceeds of that capital reduction and redemption, and these preferred shares ceased to exist without any further value accruing to Rembrandt.

When these transactions were completed, Rembrandt held a total of 23,222,581 ordinary shares, 1,210,512 of which it then sold in our IPO.

The capital transactions described above were entered into the commercial register for our company on October 1, 2010.

In addition, our shareholders held an extraordinary shareholders' meeting and adopted a resolution to increase our capital by up to €4,000,000 through the issuance of new ordinary shares on September 24, 2010 and 3,365,385 new ordinary shares were issued on the basis of this resolution on September 30, 2010. The capital increase was entered into the commercial register for our company on October 1, 2010 and we sold the new shares in our IPO.

Merger of Elster Holdings GmbH into Elster Group SE

Following our annual general meeting, we currently plan to merge our subsidiary Elster Holdings GmbH into our parent company Elster Group SE. We do not expect that this will materially change the organization or management of our company.

Business overview

We are a global provider of gas, electricity and water meters and related communications, networking and software solutions with operations in more than 30 countries. Our diverse portfolio of products and solutions are used to accurately and reliably measure gas, electricity and water consumption as well as enable energy efficiency and conservation. We sell our products and solutions to utilities, distributors and industrial customers across gas, electricity, water and multi-utility settings for use in residential and commercial and industrial (C&I) settings. Our customers operate in more than 130 countries and include numerous large, medium and small utilities. In our experience, length of service and reputation are highly valued by customers. We believe that we have provided the utility market with accurate and reliable metering and meter automation and solutions for almost 175 years. We believe that we have one of the most extensive installed meter bases in the world, with more than 200 million meters deployed over the course of the last ten years.

Our industry provides metering products, communications and network systems, controls, software and services to gas, electricity and water utilities around the world. Historically, our industry has provided discrete manual-read metering products and manual process and control systems for use in the residential and the C&I markets. The primary focus of the industry has historically been on the standard mechanical meter at the customer’s premises. While manual-read meters will remain an important part of our industry, our industry is increasingly focusing on meters that are equipped with communications capabilities and the software that links these meters to other control devices and enable the collection of data for utilities and end customers.

By providing measurement and control functionality, the meter remains a critical component in the distribution of gas, electricity and water. Equipped with these communication capabilities and applications, which we describe in more detail below, the meter is being enhanced to function as the critical link between the end-user and the Smart Grid. The term Smart Grid is commonly used to refer to any gas, electricity or water network that allows utilities to measure and control production, transmission and distribution more efficiently through the use of communications technology.

Demand for our meters and solutions is driven by natural replacement cycles, urbanization, increased meter penetration and infrastructure developments. We believe that these trends, along with the movement towards energy conservation and the promotion of cleaner fuels and technologies, will continue to play an important role in our future growth. We believe our experience in providing meters and metering solutions positions us well to benefit from the many opportunities that we expect to arise as governments, regulators and utilities focus increasingly on the deployment of Smart Grid solutions. We believe that the meter is the gateway to the Smart Grid through which utilities and consumers are able to effectively measure, monitor and control the distribution of gas, electricity and water. We therefore see the Smart Grid playing a central role in the transformation of the industry and creating opportunities for us, despite the risk of increasing competition from traditional metering companies as well as new entrants from outside the metering business. The shift towards the Smart Grid has been most pronounced to date in the electricity market.

As our utility customers have incorporated an increasingly sophisticated range of communications and automation technologies into their grids, we have grown organically and used strategic investments, acquisitions and partnerships to broaden our product and service portfolio. In metering, we have developed flexible product platforms that support manual-read metering as well as various one-way and two-way communications and networking technologies.

We believe that we are an innovator in our industry and have consistently developed new products and solutions for our markets, including,

•	the first electronic electricity meter in 1978;

•	a commercial system using power line carrier communications, or PLC in 1981;

•	an integrated remote connect or disconnect function deployed in commercial volumes in 2004;

•	an AMI solution based on RF mesh network technology in 2003; and

•	a Smart Grid solution system with over 1.5 million endpoints in 2008.

Our Strengths

We believe that we are well positioned to maintain and expand our strong market positions in the gas, electricity and water markets and to benefit from the expected industry growth that will arise from the trend towards Smart Grid installations. In particular, we believe that the following key strengths will enable us to achieve these goals:

•
We are a leading global provider of gas, electricity and water meters and metering solutions.    With almost 175 years of experience serving utility customers globally, we are one of the world’s largest providers of meters and metering solutions to utilities. We believe we have one of the most extensive installed meter bases in the world, with more than 200 million meters deployed over the course of the last ten years. We believe that this installed base provides us with a significant opportunity to benefit from regular meter replacement and upgrade cycles and a loyal customer base.

•
We are a leading enabler of Smart Grid solutions, which are already proven at scale in complex environments and across diverse utility settings.    Our EnergyAxis systems extend across the Smart Grid value chain and include smart meters, two-way communication networks, information and meter data management software and advanced applications that help customers to cost-effectively generate, deliver, manage and conserve gas, electricity and water. As of December 31, 2010, we have delivered over twelve million of our two-way communication endpoints for metering applications, including over 7.8 million that are enabled for fixed networks. Of this total, our utility customers have deployed more than 5.1 million smart meters in more than 85 EnergyAxis systems worldwide.

We have deployed an extensive integrated RF mesh AMI network, operating in Ontario, Canada, which consists of more than 1.7 million endpoints and gathers billing data on a daily basis from residential and C&I customers. A RF mesh network is a radio frequency communications network in which nodes within the system can act as communications paths to other nodes within the system, allowing a path around communications blockages and improving the reliability and efficiency of communications systems. This network also enables time-of-use, or TOU, pricing for all 1.7 million customers, which permits a utility to vary the prices for electricity based on the time of day. We believe that the extensive deployments of our solutions, including complex communications networks, at this early stage of Smart Grid implementation demonstrate our systems’ market readiness in terms of performance, reliability, flexibility and scalability.

•
We maintain strong customer relationships worldwide that provide us with diverse opportunities for global growth and competitive advantage.    Our customers operate in more than 130 countries and include numerous large utilities. In our experience, length of service and reputation are highly valued by customers. We believe that we have provided the utility market with accurate and reliable metering and meter automation products and solutions for almost 175 years. While the adoption of Smart Grids has created opportunities for new entrants into our industry from outside the metering business, we believe that the continued importance of the meter, our industry experience and our ability to innovate, position us well to benefit from the ongoing introduction of Smart Grid solutions. We work closely with our customers to help them determine technical specifications and design individualized solutions for their networks. We believe that this engagement allows us to gain important insights into our customers’ existing and emerging needs and offers us the opportunity to develop and deliver competitive and relevant solutions.

•
We have a capable and experienced global management team.    Our managers have been instrumental in establishing our business strategy, driving our new product introductions and securing our leading positions in metering and Smart Grid solutions. We believe that our management’s in-depth understanding of our industry and our customers’ needs is the result of many years of combined industry experience across the metering, telecommunications, system automation, software and IT services markets and most of our management has a long history with our company.

Our Strategy

Our mission is to support energy and natural resource conservation with a comprehensive portfolio of innovative and trusted metering and technology solutions that help gas, electricity and water utilities around the world improve efficiency through accurate measurement of consumption and deployment of Smart Grid solutions that create value for utilities, consumers and shareholders.

Key elements of our strategy to deliver on that mission include:

•
Continue to build upon our global leadership.    Through continued technological innovation and close cooperation with other key industry participants, we intend to contribute to the transformation of the gas, electricity and water utility markets and to take advantage of the significant business opportunities we expect will arise to provide Smart Grid solutions. We believe utilities will increasingly direct new business to those suppliers that enjoy a leadership position within each market, have an extensive understanding of their business models and needs, and are able to address these through a wide portfolio of high quality, competitive products and solutions. We believe that we are well positioned to capture a significant portion of the substantial organic growth that we believe will occur over the coming years and are prepared to meet the challenges we anticipate as we face competition from traditional metering companies and new entrants such as communications, network infrastructure and software firms, among others, seek to enter our industry. Where we perceive technological or geographic expansion as useful to our business model, we will make targeted acquisitions and enter into partnerships.

•
Capitalize on the expected ongoing growth in metering and related infrastructure in gas, electricity and water.    We believe we are well positioned to take advantage of expected expansion of natural gas infrastructure and conversion to natural gas as a favored fuel source, as well as the increase in gas meter penetration worldwide. We also intend to take advantage of perceived opportunities in onshore gas development and related infrastructure investment, including in industrial gas flow equipment, over the next decade. We intend to take advantage of potential future opportunities for expansion in the many developed and developing regions where water meter penetration rates remain low, and of similar opportunities for growth in the electricity market given ongoing electrification initiatives and urbanization trends in developing countries.

•
Build on our history of innovation and engineering expertise.    We intend to continue the focus of our research and development organization on providing our customers with best-in-class meters and metering and Smart Grid solutions across the gas, electricity and water segments. We believe that our ability to succeed in implementing this strategy will be supported by our large number of market innovations, both in the past and in the developing Smart Grid market. We are among the industry participants on various standard setting bodies including the American National Standards Institute, which establish product specifications and performance in the industry.

•
Use our understanding of evolving customer business models and deploy our key account management teams to capture Smart Grid solutions opportunities.    We believe that our long history serving the utility industry has given us familiarity with the various business models, challenges and environments of our global customer base. As our customers adopt new metering and Smart Grid solutions, we have seen that their purchasing decisions have involved a broader variety of constituencies than has been the case with traditional metering investments. We intend to strengthen our account management teams further to even more effectively leverage and broaden our customer relationships to develop and deliver metering and Smart Grid solutions despite new entrants in the market. We are already engaging with new executive-level decision makers and other project sponsors (for example, IT groups for communication systems) as they become involved in Smart Grid investment decisions. We also focus on the necessity to offer regionally differing and tailored solutions to our utility customers based on their specific technological requirements. We believe that this strategy has helped us to increase the percentage of our revenues from Smart Offerings.

•
Focus on operational efficiency to drive consistent competitive advantage.    We believe that our strong focus on operational efficiency has provided us a scalable business platform. We plan to further develop our mixed production model, which utilizes both contract manufacturers and in-house production, to efficiently manage the significant volatility in volumes and delivery requirements often associated with large Smart Grid installations. We base our belief on our ability to ensure on-time delivery, in-field product performance and aftermarket support of these complex networks on our demonstrated execution on large contracts, including our Ontario, Arizona Public Service Company and Salt River projects. In addition, we plan to continue to further optimize our global operations and manufacturing footprint, particularly in areas including gas and water metering, where we believe unique local standards are best met via our regional production and engineering capabilities.

The Meter as the Gateway to the Smart Grid

We view the metering business as being divided into three levels of increasing technological sophistication.

•
Manual-read meters are devices that measure gas, electricity and water consumption data. They are based on mechanical technology, in which mechanical components measure the movement of gas or water, electromechanical technology, in which electricity is measured by the mechanical movement of a disk, or solid state technology, in which gas, electricity or water is measured by electronic devices. Manual-read meters do not have communications capabilities, requiring the manual on-site reading of the usage data recorded by each meter. In our experience, critical quality criteria for manual-read meters include measurement accuracy, reliability, durability and, especially in the case of gas meters and regulators, safety. Manual-read meters will continue to be an important and stable source of revenues for our industry in the future, as the evolution towards the Smart Grid, the meters included in it and related infrastructure will occur at differing rates within the gas, electricity and water industries across different regions and end markets.

•
Automated Meter Reading, or AMR, typically enables one-way communication of periodic consumption data from the meter to the utility, thereby eliminating the need to enter the consumer’s premises. AMR is usually accomplished either through the use of a wireless technology such as radio frequency, or RF (which includes cellular telephony), wired telephony, or power line communications technology, or PLC, using the utility’s existing power lines. Simpler AMR systems permit data to be collected through the use of “walk-by” or “drive-by” meter readings that can be made from a point close to the meter, while more advanced transmission technologies, such as cellular telephony, many power line systems and some radio frequency systems, permit meter reading to take place from more remote locations. We believe that our industry will continue to experience demand for AMR systems as utilities seek to reduce their operating costs without the requirement for two-way communication or other more advanced capabilities.

•
Advanced Metering Infrastructure, or AMI, is a technology that allows two-way communication between the smart meter and the utility or other parties, such as the consumer. For electricity meters, RF mesh communications technology is used in North America, whereas PLC or General Packet Radio Service, or GPRS, technology is preferred by most utilities in Europe. RF mesh technology uses a radio frequency communications network in which nodes within the system can act as communications paths to other nodes within the system, allowing a path around communications blockages and improving the reliability and efficiency of communications systems. For gas and water meters, RF is preferred due to its low implementation cost. In addition to the remote, real-time collection of consumption data, AMI technology integrates interactive features, including the ability to disconnect or reconnect service, upgrade devices and deliver instructions to other devices. These smart metering systems can provide the basis for more advanced Smart Grid applications such as in-home displays and real-time pricing. AMI currently has relatively low penetration rates worldwide and is predominantly used in electricity metering applications. The continued adoption and global rollouts across gas, electricity and water will provide extensive opportunities for our industry in the coming years.

In recent years, issues including energy and resource scarcity, shortcomings in grid reliability, concerns about global climate change and energy and water dependency risks, among others, have moved to the forefront of political and social agendas. In addition, our utility customers have informed us that they are increasingly focused on the need for improved reliability of supply, theft-reduction, leakage detection and customer service. We believe that regulators, utilities and consumers are increasingly looking for responses to the following imperatives:

•	encouraging conservation, reduce carbon dioxide and other emissions and promote more efficient use of energy and scarce natural resources;

•	improving grid reliability;

•	increasing metering and automation within the grid itself in support of deregulation to allow consumers to choose among multiple vendors of gas, electricity and water;

•	enabling increased competition in the provision of gas, electricity and water;

•	promoting consumer awareness and the ability to intelligently implement more complex billing systems;

•	reducing operating costs for utilities and prices for consumers;

•	enabling dynamic pricing models, including, in the case of electricity, critical peak pricing and demand response;

•	permitting, in the case of water, the flexible and efficient management of and response to scarcity issues and drought conditions;

•	reducing energy and water dependencies within and among countries;

•	enabling, in the case of electricity, a shift to electric vehicles; and

•	facilitating, in the case of electricity, renewable (solar and wind) generation and distributed generation, including functionality that permits consumers to feed electricity into the grid.

We believe that these imperatives are driving the adoption of the Smart Grid and that the meter is the gateway to the Smart Grid. The term Smart Grid is commonly used to refer to gas, electricity or water networks that allow utilities to measure and control production, transmission and distribution more efficiently through the use of communications technology. We refer to the meters, communications networks and related software solutions that have been developed in response to these imperatives as Smart Grid solutions. Smart Grid solutions use these components and related applications designed to optimize functionality for utilities and their end customers.

We believe that Smart Grid solutions will continue to evolve and deliver substantial economic and societal benefits to gas, electricity and water utilities and consumers. For example, Smart Grid solutions are designed to enable utilities to improve revenue and reduce operating costs by decreasing costs associated with meter reading and field service calls and enhance distribution systems by managing peak load usage through critical peak pricing and demand response. For consumers, Smart Grid solutions are designed to enhance control and management of energy consumption by delivering timely usage information and/or enabling prepayment systems and reduce their carbon footprints by reducing or reallocating electricity usage in response to consumption information.

To facilitate and align the objectives of regulators, utilities and consumers, industry participants often belong to various associations on interoperability standards and related matters. These include the American National Standards Institute in North America, or ANSI, the European Smart Metering Industry Group, the Wavenis Alliance and the ZigBee Alliance, which is an association of companies seeking to develop open standards for communications among devices in varying industries. These associations have helped to set some of the standards used in our industry. For example, ANSI standards are used for data that is communicated by a smart meter to a utility and help define other protocols used in our industry. Additionally, in our experience, grid infrastructure related purchase decisions are increasingly being made by the utilities’ more senior management as the size of deployments and the value of the required upfront investments increase.

We believe that the Smart Grid customer base of our industry includes municipally-owned utilities, investor-owned utilities, or IOUs, and multi-utilities around the world. Depending on their respective markets, these customers have varying requirements that are frequently based on local or regional standards and practices. In our experience local sourcing practices lead industry participants to take different approaches in offering their respective solutions. For instance, North American utilities usually seek flexible and interoperable solutions from third-party system integrators. In contrast, large European utilities tend to design and develop their own systems for their own use and source these components and sub-systems from various third-party Smart Grid vendors.

In our view, it is difficult to quantify or otherwise measure with certainty the proliferation of Smart Grids around the world, due largely to the early stage of the development of the market and the different rates of adoption from one market to the next. However, we believe that there is a significant growth opportunity for our industry in the coming years. Many of our own customers have indicated to us that they intend to upgrade their infrastructure to incorporate Smart Grid solutions and many governments around the world are promoting regulatory initiatives that support Smart Grid adoption. We believe that this will create opportunities for traditional metering companies as well as companies from other high-technology industries.

To date, electricity utilities and multi-utilities have led the implementation of Smart Grid solutions. These installations have occurred mainly in North America and Europe and incorporate many of the technologies and capabilities described above. Smart Grids in the gas and water markets have not yet been implemented as widely, but exist in some cases, also mainly in the United States and Europe. These Smart Grids incorporate technology that allows remote monitoring and control of the network, including leak detection. Moreover, Smart Grid components, such as advanced communications technology, have been used in some developing countries for theft detection.

The Smart Grid as Enabled by Elster EnergyAxis

EnergyAxis is our comprehensive portfolio of Smart Grid solutions. EnergyAxis uses an open and flexible architecture and is based on interoperable standards. It can be customized by incorporating our own and third-party elements, including meters, meter and network communications technologies, customer interfaces, or head-end software, meter data management, or MDM, software and related applications. This allows us to tailor our Smart Grid solutions to address the specific requirements of gas, electricity and water utilities while also taking into account varying regional standards and preferences.

Depending on whether an EnergyAxis system is deployed in a gas, electricity or water network, or on a multi-utility platform, it can enable distribution automation (which extends a utility's communication capabilities into the transmission and distribution grid), scalable demand response, loss, theft or leakage detection, home area networking and personal consumption management. In situations where customers implement Smart Grid solutions of their own design or deploy networks based on competitor solutions, we also have the capability to deliver individual EnergyAxis components.

The graphic below illustrates the parts of the Smart Grid value chain covered by EnergyAxis. In addition to providing our integrated EnergyAxis systems using our own or third-party components, we also offer a variety of individual products and components covering each link of the Smart Grid value chain for different utilities, regions and regulatory environments.

•
Applications:    Our applications are designed to integrate Smart Grid solutions into a range of utility specified settings or legacy applications, using a number of open and standards-based interfaces. In addition, we provide or are working to develop a number of specialty applications including security management, communications scheduling, demand response and energy management, and we plan to continue to do so as the industry evolves.

•
Meter Data Management, or MDM, refers to software that provides data validation, estimation, aggregation and storage services for utilities. MDM enables detailed management of energy requirements within the Smart Grid. MDM systems generally connect to utilities' internal systems and support detailed grid and energy management activities such as multi-tariff billing, meter reading validation and estimation, outage management, transmission planning, demand management and customer self-service, customer prepayment and remote disconnect/reconnect. Our EIServer is a flexible and scalable MDM system supporting our multi-utility AMI applications as well as those of third parties. It has been used in conjunction with some of our largest AMI deployments.

•
Head-End software:    Head-end software is used to manage information flows across networks. Our head-end products provide distributed intelligence to reduce the complexity of the communication network, including its structure, protocols, security, monitoring and maintenance, and certain specialty applications, such as MDM.

•
Wide Area Networks, or WANs, are communications networks that connect the utility to a variety of components, networks and systems and that commonly use public wireless technologies. We provide a variety of WAN communications technology options to communicate with endpoints, collection nodes, LAN Gateways and other assets in the system with internet protocol-, or IP-, based and other wired, wireless and fiber networks. These interfaces include wired and wireless (cellular) telephony, WiFi/WiMax RF, private RF, satellite communications and a broadband power line carrier.

•
Collection includes the infrastructure and software that enables data from different meters and meter types to be collected for use by a meter data management system within the Smart Grid. It often consists of data collection devices, which may contain embedded software that enables certain Smart Grid functionality. Our collection products use decision-making software at various locations, or distributed intelligence, to manage and maintain a wired or wireless Local Area Network, or LAN, as well as gather, filter and/or prepare data from points on the LAN for transmittal to the head-end over a WAN. Our EA GateKeeper supports our RF mesh networks and our Evolution water networks.

•
Local Area Networks:    We provide a variety of LAN communications technology options to reliably and cost-effectively communicate with utility endpoints. These wired and wireless interfaces include our EnergyAxis 900 MHz RF mesh, our Evolution RF network based on our Wavenis technology and 900/868/435 MHz bandwidths and a variety of utility specified PLC, Ethernet and RS232/485 wired communication using IP-based and other standards, including those of the Institute of Electrical and Electronics Engineers, the American National Standards Institute and the International Electrotechnical Commission.

•
Meters and Communication Devices:    We provide a broad range of meters for most applications across gas, electricity and water with and without communication devices, electronic correction or data storage functionality, service disconnect switches or valves. Communications technologies can either be an integral part of the meter itself, or be incorporated into the device as a module. In the Smart Grid value chain, the meter typically currently accounts for more than half of the total purchase value of a complete solution.

•
Home Area Networks:    We provide a variety of HAN communications technology options to extend the communications layer and interactivity into the consumer's premises or other equipment. These interfaces include a variety of wired networks, including Ethernet, M-Bus and RS242/485 and wireless networks including our EnergyAxis RF mesh, our Wavenis RF, ZigBee and Blueline. We also provide some utility-related equipment that interfaces via the HAN, such as in-home displays and load control devices.

We believe that our EnergyAxis systems offer our customers the following key benefits:

•	Speed: EnergyAxis supports what we believe to be one of the industry's fastest LAN and WAN networks when it is implemented using our 900 MHz RF mesh AMI network technology.

•
Scalability:    EnergyAxis has been deployed and is operating in the field at a scale of over 1.5 million endpoints and has demonstrated scalability in one customer's certification process for up to 35 million endpoints.

•	Security: EnergyAxis can employ advanced encryption technology throughout the network, from the HAN device and meter to the WAN, to protect utility and customer data.

•
Interoperability:    EnergyAxis uses open standards, such as IP, RF mesh, PLC, WiFi, cellular and satellite technologies, that ensure it can interface with a wide variety of communications technologies for use in a particular Smart Grid.

•
Investment protection:    EnergyAxis uses open standards and interoperability to ensure that it can adapt to new applications and facilitate future upgrades. Most installed EnergyAxis components can receive firmware upgrades directly from the utility over the Smart Grid, which permits changes to pricing, time of use and other parameters without on-site upgrades or replacing meters.

•
Distributed intelligence:    EnergyAxis "distributes" intelligence across the Smart Grid, extending our Smart Grid solution into a utility's network to incorporate intelligence into smart meters, grid sensors, distribution network components and other control elements.

We enhance our existing capabilities by teaming with leading enterprise software and IT providers, including SAP, IBM, Accenture and Capgemini. These collaborations and those with other hardware, software and service providers facilitate the integration of EnergyAxis into a customer's enterprise management system, which we believe further differentiates our solution from those of our competitors. We also collaborate with a range of other providers to offer HAN devices, demand response solutions and other technologies that provide the personal, commercial and industrial energy management solutions that Smart Grid customers increasingly demand.

We believe that our ability to offer customized solutions, using EnergyAxis and our partner supported Smart Offerings, creates an important marketing advantage as customers in different regions often have unique specifications based on local or regional standards and practices. For example, in North America, where our large electric utility customers often prefer integrated, RF-based Smart Grid networks, we are able to leverage EnergyAxis' capabilities in 900 MHz RF mesh. In Europe, by contrast, where many of our electric utility customers generally favor PLC technology and tend to design and develop their own systems from multiple vendors, we offer both a comprehensive Smart Grid system as well as individual Smart Grid components.

Our Gas Products and Solutions

Gas meters are used in residential and C&I settings and are installed for a number of applications at various points along the gas distribution network, starting at the point of exploration and production and continuing throughout the transmission network. In gas, technological developments have led to a shift towards solid state meters, especially in C&I applications, which, along with other industry improvements, have enhanced accuracy and reliability. The gas industry requires downstream distribution metering at both main lines and service lines. In addition, other components in the gas distribution network play key safety roles in the gas industry by controlling pressure, switching supply on and off, as well as detecting leakage and pressure drops.

In our gas segment, we offer a full spectrum of gas metering and distribution products and solutions for the residential and C&I sectors. Our products and solutions service gas markets from the source of natural gas to consumers. Our gas metering products are complemented by our utilization products, which comprise process-heating equipment, including burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers, and by our gas distribution products, which consist of valves, risers and other gas infrastructure products.

Our product portfolio includes a broad range of mechanical and solid state meters (in which mechanical components and electronic devices, respectively, measure the flow of gas) and related components for residential and C&I use and related solutions, such as AMR, AMI, remote flow control, consumption regulation, measurement and MDM software solutions.

•	Our residential meters consist mainly of diaphragm gas meters, which enclose and measure defined volumes of gas in low flow applications (standard AMR- or AMI-enabled); and

•
Our C&I meters consist of industrial diaphragm gas meters, suitable for high volumes, rotary gas meters, which have components that rotate to enclose the gas being measured, turbine gas meters, which measure the flow of gas, and ultrasonic gas meters, which use ultrasound technology to measure gas flows. We also offer meters specific to transmission settings, such as ultrasonic and turbine gas meters.

We use a set of customizable communications technologies, which we offer to our customers in different regions. In North America, we offer EnergyAxis RF mesh (900 MHz) and third-party technology, while in Europe we usually offer wireless networks, including RF technology based on Wavenis and ZigBee and wired networks, including M-Bus and Ethernet.

During the course of the past decade, many of our customers in North America in particular have implemented AMR functionality into their networks. Unlike the electricity and water markets, AMR modules are typically retro-fitted to installed gas meters. Therefore, we have, for the most part, addressed this market requirement by combining third-party AMR communication modules with our own meters. We also offer our TRACE system, a flexible walk-by and drive-by AMR solution for gas meters using RF communications technology to collect billing information and perform detailed meter readings. For the time being, gas meter upgrades will remain AMR-centric as utilities continue to implement primarily one-way communication networks that use either drive-by, wireless or fixed network technology to address more immediate potential cost savings. However, we believe that in the future, an increasing number of gas utilities will move to implement AMI capabilities into their networks and that this market evolution will provide us with an opportunity to grow our business beyond manual-read and AMR metering.

Our focus in the development of new products is particularly on our Smart Offerings. We also continued our development of a new generation of ultrasonic flow meters for C&I gas applications.

In addition, we offer repair, calibration, commissioning and maintenance services as well as project engineering. We also offer gas pressure regulation and communication products such as low and middle pressure regulators, valves, volume converters, data loggers, flow computers, gas quality measurement, and metering and regulation stations as well as monitoring systems.

We believe that our gas business is not only driven by regulatory initiatives in many countries that require more efficient use of energy, but also by replacement cycles, ongoing gasification and government initiatives mandating gas meter automation worldwide.

We market our gas products under recognized brands such as Elster American Meter, Elster Kromschröder, Elster Perfection and Elster Instromet. Our customers include gas exploration and production, gas transmission, gas distribution and general industrial companies, integrators, end-users, power plants as well as multi-utilities.

The gas utilization market provides safety devices for the control and use of gas and related components and systems for the regulation of combustion processes. This market caters to commercial boiler manufacturers, furnace builders and end-users from the metal and ceramics as well as the incineration industries. Our gas utilization products consist of process-heating equipment, such as burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers. We also offer products for natural and propane gas distribution systems, such as polyethylene piping products, mechanical pipe joining products and pre-fabricated meter sets that allow quick, easy and safe connections between gas mains and residential or C&I consumer premises.

In 2010, 2009 and 2008, our gas segment accounted for 53.5%, 53.0% and 59.2% of our total revenues, respectively.

Our Electricity Products and Solutions

Electricity meters are installed, in both residential and C&I settings, at the delivery point to the consumer and at various points within the electricity grid. In the electricity market, while electromechanical meters have historically been the industry standard, and these meters continue to be sold in many countries around the world, functionality requirements have recently driven many utility customers to move to solid state meters.

Our electricity segment offers electromechanical and solid state single-phase and polyphase meters, each of which can be equipped with AMR and AMI technology:

•
Single-phase meters are mainly deployed in homes and by small businesses. Our primary brand, the REX product family, offers numerous and highly flexible capabilities. Our REX branded meters offered integrated communication modules within the meter and allowed remote connect or disconnect functionalities in 2004.

•
Polyphase meters are generally used by industrial businesses or in large commercial applications on certain conditions. We offer these meters under the Alpha brand, which focuses on durability and performance.

•	Transmission and distribution meters are high performance meters designed to measure the flow of electricity within a utility's grid and are sold under our Alpha brand.

•	In-home displays enable meter reading throughout the house and allow customers easy access to consumption and price data.

We offer numerous technologies to our electricity customers that can be adapted to the specifics of each market and the requirements of each customer and includes security functions, plug & play capabilities and IP-based protocols. In addition, our electricity segment offers most common communications technologies such as RF mesh, PLC, cellular and satellite communication. In Europe, due to the unique structure of the electricity grid, our focus has been generally on either PLC networks, as in Germany, France, The Netherlands and Spain, or on GPRS in several countries such as the United Kingdom and Ireland. In the North American market, we have primarily been focused on RF mesh (900 MHz) technology due to the high level of spectrum availability for use and the greater demand for increased functionality, such as distribution automation, which RF mesh enables.

We market most of our electricity meters under the Elster name. We market our Smart Offerings for electricity mostly under the brand EnergyAxis. We continue to market some of our Smart Offerings under the EnergyICT and Coronis brands.

In 2010, 2009 and 2008 our electricity segment accounted for 24.9%, 26.3% and 20.8% of our revenues, respectively. Within Europe, we have historically focused on the C&I market segment. Thus far, we have had a limited presence in the European residential metering segment. This is now an area of focus, and we believe opportunity, for our company.

Our Water Products and Solutions

Water meters are installed for a number of application areas, including water withdrawal, processing, transmission, distribution and consumption in both the residential and C&I sectors. Water conservation continues to be a concern throughout the world and scarcity is expected to drive water meter penetration. AMI in the water metering market is currently less developed than in the electricity market.

We offer a full water metering product portfolio covering brass and polymer based mechanical and solid state meters (in which water is measured by mechanical or electronic devices) for residential and C&I applications. Our polymer meters are designed to cope with variable water qualities and are generally less expensive than brass meters.

•
Single- and multi-jet meters record the volume of water consumed by measuring the velocity of water flowing through a known area, and are generally used for residential and small commercial applications.

•	Volumetric meters employ an oscillating piston to measure volume of water consumption, a technology that is suited to low-flow environments, and therefore used primarily in homes and small businesses.

•
Our electronic residential meter offering includes hybrid (containing an electronic register and mechanical sensor) and solid state meters (containing a fully electronic sensor and register), utilizing fluid oscillation measuring sensors.

•	Bulk flow meters monitor large flows of water for water system management and commercial billing purposes.

•
Combination meters include a small residential meter and large bulk flow meter within a single meter design and are used where wide variations in flow can be expected, such as in hospitals, schools, offices and other applications where both low and high flows can occur.

•	Irrigation meters are designed specifically for distribution and billing applications where the water quality is poor and has high suspended content such as boreholes and raw water.

•
Water meters for "sub-metering" purposes, which is the separate metering of individual dwelling units in apartment buildings for water cost allocation, a system common in Germany, France and Eastern Europe.

Most of our meters can be equipped with pulse or encoded output devices for easy connection to reading, billing or water management systems, and cold and warm water versions are available on most product designs. We offer our water meter products under brand names, such as Kent. Our water segment serves a global customer base primarily comprised of multi-utilities, municipal and privately owned water-only utilities. We also work with other systems providers to develop AMR solutions, including meters with integrated radio technology for our sub-metering products. These products enable smaller system providers to utilize our technology in their solution offering.

In recent years, an increasing number of our water utility customers, including in the United States, Europe and the Middle East, have been implementing AMR functionality into their networks and we have been addressing this need through the combination of our meters with either our two-way Evolution offering or third party AMR modules. We believe that customers will increasingly demand meters that use two-way communication. As of December 31, 2010, we have delivered around 4.9 million two-way communication endpoints to our water utility customers, of which over 2.5 million are fixed line enabled.

Our Evolution system is based on our Wavenis communications technology and enables time-based rates, remote valve actuation, on-demand consumption readings, real-time notification of leaks, tampering or backflow and in-home consumption monitoring. Evolution enables intelligent two-way communication that avoids the flexibility constraints of traditional AMR, features secure and reliable transmissions, and is easily scaleable.

In 2010, 2009 and 2008, our water segment accounted for 21.6%, 20.8% and 20.0% of our total revenues, respectively.

Marketing, Sales and Distribution and Project Management

Pilot Phase

To demonstrate to larger potential utility customers that our meters, Smart Offerings and other technologies will work if they are deployed in their environments, we, like our competitors, often commit to pilot projects. We define pilot projects as smaller deployments of meters and communication technologies utilities engage in for testing purposes before broader deployments. Utilities will often require that technologies that they have not previously deployed in a particular setting be subject to pilot testing before we and our competitors are invited to bid for the corresponding contract. During a pilot project, in which our competitors may participate simultaneously with us, the utility is testing its own concepts and plans as well as the performance of meters, networking systems and other technologies. Once the utility has defined the technical specifications for a larger scale roll-out (and has taken the necessary steps on its part, such as obtaining approvals, to be in a position to undertake a large-scale roll-out), it will often invite vendors to bid for full projects.

In our recent experience, pilot projects are no longer necessary when manual-read meters are the subject of a large-scale deployment, as the technologies in use are well known and there is limited interaction with other systems. Accordingly, all of our current pilot projects are in the Smart Grid area. In addition, many smaller utilities do not engage in pilot projects even for technologies that are new for them due to the time and expense involved, but instead choose more standard solutions where vendors can more easily provide performance warranties.

When installing a pilot project, we initially configure our system based on prior experience, with subsequent modifications made in response to specific customer requests. While our technology has not failed to function in these pilots, customers may ultimately disagree with our system configuration, based on how their systems are administered and managed or depending on the degree to which they desire to modify our operating system without our involvement. In 2009 and 2010, there was only one pilot project, for a customer with approximately 250,000 endpoints, in which we deployed our components in a configuration that, although the components functioned, was not acceptable to the customer. However, technical success in a pilot project frequently does not result in the selection of our bid for a full scale roll-out. In addition to performance requirements, a number of other factors affect the selection of a vendor through a tender process, including price, regulatory proceedings and the customer's preference for one technology over another. For more information, see "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We derive most of our revenues from sales to or for the utility industry, which has been subject to long and unpredictable capital investment and related sales cycles, which could negatively affect our results of operations, cash flows and financial condition."

Depending on the nature of the pilot project, we may provide smart meters, communications modules, software and other components for testing in pilots, and often provide on-site design and technical support. Our pilot projects vary in size, ranging from 100 meters to tens of thousands of meters, and can last anywhere from two to three months to 18 months or more. We define the start of the pilot phase as our agreement to participate in the pilot, and the end as when the utility awards contracts for a larger-scale deployment. As of December 31, 2010, we were engaged in 57 projects in the pilot phase that each included at least 500 customer endpoints, of which 25 were in North America and 32 were in other regions, mainly Europe. Of the total number of pilots, 9 were for gas projects, 19 for electricity projects, 19 for water projects and 10 for projects combining two or more utility categories. The total number of customer endpoints at the utilities where we were engaged in pilot projects as of December 31, 2010 was more than 159 million.

While there are some initial costs in setting up a pilot project to adapt it to the utilities' specifications, utilities usually pay for these projects once they are operational. The revenues we receive from pilots are generally insignificant as they are usually of modest scale. However, pilot projects play an important role in our strategy to market our Smart Offerings during the growth phase of this part of our industry. We believe that the ability to demonstrate the functionality of our Smart Offerings to utilities in their own infrastructure is helpful in our marketing efforts. We have both won and lost contracts for larger-scale rollouts after having engaged in pilot projects, and given the relative novelty of the Smart Grid market we cannot quantify the relationship between participation in pilot projects and contract wins in the future. We intend to continue to engage in pilots when to do so may be helpful for our marketing efforts.

Our Sales and Marketing Organization

We employ more than 800 dedicated sales, key account management and engineering personnel to serve our worldwide customer base. We also have established relationships with a number of distributors who sell our products to smaller utilities and other customers in various markets.

We have cultivated long-standing relationships with our customer base, which we believe allows us to understand each customer's needs and requirements and to deliver products and Smart Grid solutions that are tailored to them. We use our direct sales teams, supported by technical and systems specialists, to provide ongoing support for these relationships. We employ indirect sales forces consisting of distributors, partners, third-party agents and representatives when appropriate to better serve our customers at reduced cost. We also license our Smart Grid technologies to selected third-party meter manufacturers who employ this technology in their meters.

To position ourselves for Smart Grid adoption, we have established a targeted account management initiative focused on designing full service solutions for Smart Grid technologies across the entire value chain. We have also created key account teams to target large Smart Grid opportunities that we identify across gas, electricity, water and multi-utilities with a sales approach that is focused on delivering a range of services, from individual components to entire systems, to our customers across the EnergyAxis value chain. All of our major global utility customers have dedicated key account teams, which allow us to leverage our assets and know-how worldwide, and to efficiently allocate internal resources. When project opportunities arise, opportunity management teams are formed, which consist of cross-functional experts from a variety of backgrounds in areas such as solutions architecture, project and contract management, as well as controlling and logistics. Opportunity management teams work together with a customer to develop the best individualized solution to meet that customer's needs. Our project management teams, which are comprised of experienced specialists, take over the implementation process and focus on the rollout of the individual solution. In addition to supporting our developing Smart Grid solutions business, we are increasingly entering into service level agreements and statements of work with our customers to define the level of service we are to provide as the solutions we are offering become larger, more comprehensive and IT-like in scope.

We have a global and diversified client base. No single customer represented more than 5% of our total revenues in the 2010, 2009 and 2008 financial years, and only six of our customers individually accounted for more than $20 million of our total revenues in 2010.

Our marketing efforts focus in part on increasing brand recognition both at trade shows and other industry functions, through the distribution of brochures, published papers and newsletters and by print advertising and direct mailing campaigns. We have a network of websites covering our worldwide subsidiaries that inform customers about our products and services. In addition, we stay in contact with our customers through targeted communication campaigns, analysis relating to market trends and at conferences around the world.

Procurement and Scalable Manufacturing Footprint

Procurement is a crucial business process for us, as we need to continuously procure materials and services, as well as raw materials for our operations.

We have a central procurement group in place, which serves the global and centralized management function of coordinating and integrating procurement processes throughout our different business units around the world. Through our procurement group, we seek to create synergies by using global sourcing tools for key commodities while maintaining a strong focus on local execution and site ownership within our segments. This group continues to drive our global sourcing efforts for efficient procurement. Based on the individual requirements of each segment, we have reduced our supplier base from approximately 4,000 as of December 31, 2007 to approximately 3,350 as of December 31, 2010 .

We manage a portion of our procurement process through a centralized eSourcing platform that is utilized by all our strategic sourcing staff and that allows us to react quickly to changes in market conditions. This platform facilitates an effective global benchmarking and bidding process and has delivered savings at auctions performed to date. As part of our procurement strategy, we also source from regions where we can obtain quality and rapid response at competitive prices. We are further developing our sourcing strategy, with a focus on flexibility of capacity, to be able to supply large and complex projects, such as major Smart Grid rollouts, where large numbers of smart meters and other components may be needed on relatively short notice.

We also use forward purchase contracts with global commodity suppliers when purchasing raw materials such as brass, steel and aluminum, sub-assemblies and components, allowing us to set the price of certain components in advance. In many cases, especially for brass, steel and aluminum, we seek to manage our exposure to changing prices by executing procurement contracts for periods of up to one year with our suppliers of these materials or of components that include them. This is designed to protect us from price swings, and particularly price spikes, that can occur without warning, but to maintain sufficient flexibility in production volume. However, it also exposes us to paying higher prices than would otherwise have been the case should prices decline during the life of the contracts. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We may face volatility in the prices for, and availability of, components, raw materials and energy used in our business, which could adversely impact the competitive position of our products, decrease profit margins and negatively impact timely delivery to customers."

While we continue to perform quality control and calibration operations ourselves, we source a number of the components and other parts used in our meters from third-party suppliers. We work closely with our suppliers with a goal of ensuring that component parts meet our standards and are manufactured according to our specifications. We have found that sourcing some meter components can be more cost efficient than producing each part in our facilities, especially when sourced from lower cost regions. We are often required to rapidly ramp up production when new contracts are awarded. This is crucial with more advanced Smart Grid technologies, as meters are often more customized and inventories are low. For this reason, a key part of our strategy is maintaining a reliable and flexible supplier base that can be ramped up on relatively short notice. For more information, see "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We have contracted with third-party manufacturers to provide a substantial portion of our production capabilities. Our results of operations, cash flows and financial condition may be adversely affected if we are unable to manage our outsourcing arrangements effectively or if we are unable to project our demand accurately."

Our procurement and manufacturing strategies differ in our gas, electricity and water segments due to the complexity of the manufacturing processes and requirements of our customers. In our gas and water segments, we typically use our own facilities to manufacture and finalize assembly for most of our gas and water meters, as the process of manufacturing such meters is significantly more complex than the manufacturing process for electricity meters. In particular, the manufacturing processes for gas and water meters require various quality checks and certifications to ensure compliance with applicable safety and measurement requirements. We do, however, outsource the manufacture of some of the component parts of our gas and water meters to third parties. These parts include some diaphragm parts and electronic registers for our gas meters and metal and plastic moldings and registers for our water meters.

In our electricity segment, by contrast, we purchase most of the components for our electric meters from third-party suppliers. We maintain strategic relationships with original equipment manufacturers who supply these parts for assembly in our facilities and manage the sub-suppliers whose products they use in producing components for us. We believe that this ensures our flexibility regarding meter production volumes and usually allows us to increase or decrease volumes on relatively short notice. However, in recent periods, the economic growth in some of our markets has resulted in significantly extended lead times at our suppliers of electronic components we use in our meters, such as circuit boards. See "Item 3. Key Information——Risk Factors—Risks Related to Our Operations—We have contracted with third-party manufacturers to provide a substantial portion of our production capabilities. Our results of operations, cash flows and financial condition may be adversely affected if we are unable to manage our outsourcing arrangements effectively or if we are unable to project our demand accurately."

Competition

Generally speaking, the global manual-read metering and Smart Grid market is characterized by several large global companies, specialized manufacturers and providers. Our primary competitors are Itron and Sensus in the gas, electricity and water meter markets and Landis+Gyr in the gas and electricity meter markets. Each of these competitors also offers Smart Grid solutions. In addition, as our industry has evolved in response to the use of new technology, we have also started to compete with companies outside of our industry, particularly companies in the communications, network infrastructure, software and other technology industries, with respect to the elements of Smart Grid solutions that consist of communications devices, network hardware and software. Other additional competitors, named below, are local or regional companies usually focused on one or several elements of the manual-read or Smart Grid markets.

Gas

Major producers include Itron and Dresser, which focus on the worldwide market, and Sensus, which is focused on the North American market in gas. In gas metering, we also compete with BI Group, Emerson Electric, ESCO Technologies (Aclara), Landis+Gyr, Honeywell (RMG), Pietro Fiorentini, PRI and Romet. For our utilization products, we compete with Karl Dungs, Honeywell, Siemens and SIT La Precisa. We also compete with Central, Continental Industries, George Fisher, Harmon and Handly and R.W. Lyall in gas distribution products.

Electricity and Smart Grid

Major producers include Itron and Landis+Gyr, which focus on the worldwide market. Other major competitors include Sensus, which is focused on the North American market and Holley Group, which is mainly focused on China. In addition, we also compete with General Electric, ESCO Technologies (Aclara) and Iskraemeco. Most of these competitors also offer Smart Grid solutions.

While the emergence of Smart Grid technologies has led to more opportunities for us, it has also created opportunities for other competitors to enter into what were traditionally meter company markets. In particular, these competitors include communications, network infrastructure, software and other technology companies that offer products tailored to specific sections of the Smart Grid value chain. These competitors include Echelon Corporation, a networking hardware and software company, eMeter, a software company, Oracle, a computer technology company, Silver Spring Networks, a technology networking company and Trilliant Incorporated, a communications networking company. These competitors do not produce or manufacture their own meters, but their products can be combined with other competitors' meters and, in some cases, our own meters to be incorporated into Smart Grid solutions.

In addition, regulators may mandate new standards or issue rules which favor different Smart Grid technologies, especially in the areas of interoperability. For instance, regulators could mandate a national network based on a wireless technology, such as WiMax, and require all meters to be compatible with a mandated system. Such regulation could create an advantage for competitors that have already developed the technology, which a regulator selected as a standard, forcing other market competitors to withdraw their products from the market or make substantial investments to develop new technology.

Water

Major producers in the water metering market are Itron, which focuses on the worldwide market and Neptune as well as Badger Meter, which focus mainly on the North American market. In addition, we compete with Arad, Diehl Metering, ESCO Technologies (Aclara), Roper Industries and Sensus.

For more information, see "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We face increasing competition, which is broadly based and global in scope. Some of our competitors are well positioned in our areas of strategic focus, including Smart Grid technologies. If our competitors are more successful than we are at winning market share and developing their reputations in new technological or product areas, we could experience a material adverse effect on our results of operations, cash flows and financial condition."

Intellectual Property, Patents and Licenses

Our intellectual property rights include patents, utility models, copyrights, trade secrets, trademarks, and designs. We believe that our intellectual property is a valuable asset that protects our investment in technology and software and supports our licensing efforts with third parties. We depend, in part, on our ability to obtain and maintain ownership of, and rights of use in, the intellectual property related to our product and solution portfolio.

Our patents cover a range of technologies related to metering, portable handheld computers, water leak detection, AMR-, AMI- and Smart Grid-related technologies. Each patent has a duration of between 15 and 20 years, depending on the country. For example, in the United States, a patent is valid for 20 years from the date of filing with the patent office. Most of the patents relating to our AMI- and Smart Grid-related technologies were granted in 2005 and after.

We also rely on a combination of copyrights and trade secrets to protect our products and technologies. We have registered trademarks for most of our major product lines. Our registered trademarks include, but are not limited to, Elster, Kromschröder, Elster Perfection, American Meter, Hauck and Instromet.

Disputes over the ownership, registration and enforcement of intellectual property rights arise in the ordinary course of our business. These disputes are often resolved by cross-licensing, which allows each party to the dispute to utilize the technology of each other party, under license, in competing products. As such, we license some of our technology to other companies, some of which are our competitors and also use their licensed technology in our products and services. There are a small number of cross-licenses that were granted to us or that we granted to a competitor. These cross-licenses are not subject to termination and their terms are perpetual. We are not currently a party to any material intellectual property litigation.

IT Infrastructure

At the time of our acquisition, we inherited a fragmented IT system which hindered the implementation of our business strategy and improvement objectives. In addition, in connection with our multiple acquisitions, we assume existing IT infrastructure at new companies. In connection with our restructuring initiatives and the focus on our core business, we implemented a harmonization program to standardize and simplify our IT and communication systems.

In June 2008, Elster Group GmbH, now Elster Holdings GmbH agreed to outsource certain of our technical and communication infrastructure to a third party. As part of the implementation of the agreement, Elster Group GmbH transferred certain employees, IT equipment and existing third-party contracts to our partner, and it agreed to provide various IT services to our subsidiaries in the context of individual agreements under the Master Services Agreement.

In 2010, we terminated this contract and reassumed management of our IT infrastructure. We agreed, and may continue to agree in the future to outsource certain parts of our IT infrastructure to third parties.

Insurance

We maintain usual and customary insurance policies, coverage and deductibles maintained by a company in our industry, as well as director and officer liability insurance. These policies include fire and casualty insurance for our facilities and product liability insurance. We consider the coverage we have to be adequate in light of the risks we face.

Sales in Sanctioned Countries

Under U.S. laws and regulations, certain countries are identified as state sponsors of terrorism. U.S. laws place restrictions on investments in these countries and on U.S. persons doing business with these countries and certain of their nationals. The U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC, and the Office of Export Enforcement of the U.S. Department of Commerce, or OEE, administer certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons, and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. We believe that we have undertaken strong and effective measures to comply with these laws and regulations and remain committed to compliance. While we have no employees, assets or liabilities in countries identified under U.S. laws and regulations as state sponsors of terrorism, we have made sales into Sanctions Targets in the past and intend to do so in the future. In the three years ended December 31, 2010, we had sales of approximately $67.7 million to Sanctions Targets. Specifically, in the years ended December 31, 2010, 2009 and 2008, we earned revenues from products sold to customers in Iran of $6.8 million, $21.8 million and $29.8 million, respectively, mostly from sales of electricity meters. This represents approximately 0.4%, 1.3% and 1.6% respectively, of our total revenues for those years. We have ceased selling electricity meters in Iran after having ceased doing business with a distributor in that country. See "Item 5. Operating and Financial Review and Prospects—Historical Factors Affecting Our Recent Results—Other Historical Factors Affecting Our Results—Effects of termination of a distributor."

Our largest customer in Iran was the state-owned electricity grid company until the cessation of business described above. We did business with that customer through an independent third party located in Tehran and, as with other large customers, occasionally met with representatives of the Ministry of Energy. Our largest remaining customer in Iran is a private distributor of our utilization products. We actively employ systems and procedures for compliance with applicable export control laws and regulations, including those in the United States, the European Union and Germany, and we believe that all our sales are currently made in accordance with this compliance policy and applicable law.

After completing an investigation with the assistance of external counsel, we submitted a voluntary disclosure report in March 2010 to OFAC and OEE, regarding conduct in 2005 and 2006. The report concludes that a U.S. person employed by our U.S. affiliate participated in the settlement of a warranty claim made by one of our Iranian customers against two of our European operating units which may implicate certain of the U.S. Economic Sanctions Laws. We also described in our voluntary disclosure to OFAC and OEE our sales of certain meters to counterparties in Iran and Syria. On July 29, 2010, the OEE notified us that the file relating to our voluntary disclosure report was being closed and no further action would be taken. The OFAC review is still ongoing. While the report states our conclusion that these product sales either did not violate the relevant U.S. Economic Sanctions Laws or should not be penalized under such laws, OFAC may not concur with our assessments.

We may be subject to fines or other administrative action relating to the matters discussed in the voluntary disclosure report. We do not expect any fines or other action to have a direct material adverse effect on our results of operations, cash flows or financial condition. However, our disclosure of this conduct and any fines or other action relating to this conduct could harm our reputation and indirectly have a material adverse effect on our business.

In October 2007, we implemented enhancements to our compliance and training programs and procedures designed to ensure that, across all our operations globally, no sales to Sanctions Targets would occur of products containing more than a de minimis level of U.S. content (or any level of U.S. content in circumstances where no U.S. content is permissible) and that U.S. persons among our employees would have no involvement in business with Sanctions Targets.

For more information relating to our business in certain countries that are sanctions targets, see "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We have undertaken, and may continue to undertake, business in countries subject to EU or U.S. sanctions and embargoes, and we may be unable to prevent possible sales or transfers of our products to countries, governments, entities or persons targeted by EU or U.S. sanctions."

Real Property

The following table sets forth the location, size and primary use of our material real properties and whether such real properties are owned or leased.

Location	Approximate Size (Land/Building) m²	Primary Uses	Owned or Leased (Land/Building)

Raleigh, North Carolina (1)	*/17,280	Research, Design & Development, Production, Administration	Leased
Plattsmouth, Nebraska	*/1,750	Parts Warehouse	Leased
Nebraska City, Nebraska (2)	79,000/23,775	Production, Meter Services, Research, Design & Development, Warehouse, Office Space	Owned and Leased
Geneva, Ohio	24,000/9,600	Production, Warehouse	Owned
Ocala, Florida	*/8,425	Production, Office Space	Leased
Luton, United Kingdom (3)	*/5,853	Research, Design & Development, Production, Administration	Leased
Essen, Belgium	31,000/9,500	Production, Office Space	Owned
Silvolde, Netherlands	22,700/7,000	Production, Office Space	Owned
Stara Tura, Slovakia	55,103/20,912	Production, Storage, Office Space, Research, Design & Development	Owned
Essen, Germany	*/1,774	Headquarters	Leased
Lotte-Büren, Germany	112,500/25,800	Research, Design & Development, Production, Distribution, Administration	Owned
Mainz-Kastel, Germany	55,996/24,368	Research, Design & Development, Production, Distribution, Administration	Owned
Lampertheim, Germany (3)	*/9,099	Research, Design & Development, Production, Office Space	Leased

*	Not applicable for leased properties

(1)	Includes three buildings, two of which are used for office space (6,596 m2) and one used for production (10,683 m2).

(2)	Includes buildings used for warehouses, office space and industrial manufacturing (6,456 m2) and a building for meter services (3,084 m2).

(3)	Includes a water tower.

Significant Subsidiaries

The following table shows information about our significant subsidiaries as of December 31, 2010.

Corporate Name	Country of Residence	Field of Activity	Proportion of Our Ownership

Elster American Meter Company, LLC	United States	Gas metering	100%
Elster GmbH	Germany	Gas and electricity metering	100%
Elster Holdings GmbH	Germany	Holding company	100%
Elster Holdings US, Inc.	United States	Holding company	100%
Elster s.r.o.	Slovakia	Water and gas metering	100%

Regulation and Supervision

Overview

We are subject to various laws, regulations and ordinances in all of the jurisdictions in which we conduct business. Governments and regulatory authorities around the world, especially in North America and the European Union, have enacted numerous laws and regulations to promote energy efficiency and clean technology. Other areas of regulation that affect our business relate to regulation and allocation of radio frequencies, data protection, repair, warranty and recalibration periods and environmental, health and safety regulations. These regulations have had, and are expected to continue to have, a material effect on our industry.

Regulatory Initiatives to Promote Energy Efficiency and Clean Technology

United States

In the United States, a series of legislation has been enacted in recent years to encourage the implementation of the Smart Grid.

In February 2009, the American Recovery and Reinvestment Act of 2009, or ARRA, was enacted as part of an effort to promote the recovery of the U.S. economy. It includes a Smart Grid Grant Investment Program to modernize the U.S. electricity grid by making it more efficient and reliable. It is anticipated that this program will encourage the rollout of smart grid demonstration projects in geographically diverse areas, increase federal matching grants for smart grid technology, including the introduction of residential smart meters, encourage related research and development, and provide electric utilities with additional incentives to invest in smart grid technologies through cost recovery mechanisms administered by the U.S. Federal Energy Regulatory Commission.

In October 2008, the Emergency Economic Stabilization Act of 2008 was enacted. In addition to a well-publicized financial rescue package, this legislation included the Energy Improvement and Extension Act of 2008, which added new and extended existing tax incentives for combined heat and power systems, plug-in electric vehicles and smart meters and Smart Grid, including through the introduction of an accelerated recovery period for the depreciation of smart electricity meters and qualifying Smart Grid equipment. These incentives were designed to accelerate the introduction of energy-efficient technologies into the marketplace and to promote market acceptance of specialized products that use new efficient technologies prior to the phase-out of certain tax incentives.

In 2007, the Energy Independence and Security Act of 2007, or EISA, was enacted and was designed to increase energy efficiency and the availability of energy from renewable sources. Among other things, EISA requires the U.S. National Institute of Standards and Technology to establish protocols and standards to ensure interoperability, functionality and cybersecurity in Smart Grid technologies. EISA also directed individual states to encourage utilities to employ Smart Grid technologies and consider allowing utilities to recover Smart Grid investments through rates.

In August 2005, the Energy Policy Act of 2005, or the EPAct 2005, was enacted. EPAct 2005 included several provisions designed to promote energy efficiency and the use of renewable energy sources. In particular, EPAct 2005 requires each state regulatory authority to evaluate whether to allow each electric utility that it regulates to install time-based meters and communications devices that will allow customers to participate in time-based pricing rate schedules and other demand response programs. In addition, EPAct 2005 requires all federal agencies, to the maximum extent practicable, to have advanced metering capabilities for all federal buildings, including, at a minimum, hourly measurements of electricity consumption and daily data reports, by October 1, 2012.

Canada

In May 2009, Ontario's legislature passed the Green Energy Act, which was intended to create new green economy jobs and better protect the environment. The Green Energy and Green Economy Act, including related policies and regulations, was designed to provide Ontario's government with the necessary authority to promote energy conservation among homeowners, government, schools and industry by encouraging lower energy use.

European Union

In March 2007, the European Union set precise, legally binding targets for the promotion of energy efficiency. Also, the European Renewable Energy Directive 2009/28/EC promotes the use of energy from renewable sources and sets targets for the share of energy consumption from renewable sources, complementing the goal to increase energy efficiency by 20% by 2020.

In April 2006, Directive 2006/32/EC on energy end-use efficiency and energy services, or the Energy Efficiency Directive, was enacted. The European Energy Efficiency Directive, among other things, requires member states to ensure, to the extent technically possible, financially reasonable and proportionate in relation to potential energy savings, that customers are provided with competitively priced individual meters that accurately reflect the final customer's actual energy consumption and that provide information on the actual time of use. These meters must be installed whenever a meter is exchanged, a new connection is made in a new building or a building undergoes major renovations. In addition, as part of the European Energy Efficiency Directive, member states are required to adopt and achieve an indicative energy saving target of 9% by 2016 in the framework of a national energy efficiency action plan. On October 19, 2006, the European Commission passed an "Energy Efficiency Action Plan" (COM (2006) 545 Final) outlining a framework of policies and measures with a view to intensifying the process of realizing the over 20% estimated savings potential in the European Union's annual primary energy consumption by 2020. A revised Energy Efficiency Action Plan is currently under discussion.

The European Energy Efficiency Directive was due for implementation by May 17, 2008, but a considerable number of member states failed to comply with the deadline and the European Commission has accordingly commenced infringement proceedings in July 2008. In addition to the implementation into national law, all member states are required to develop national energy efficiency action plans and most member states have fulfilled this obligation.

As part of the third legislative package for the European energy market of July 13, 2009, the European Parliament and Council introduced annexes to the European Electricity Directive 2009/72/EC and the European Gas Directive 2009/73/EC which, under certain circumstances, require the implementation of intelligent metering systems. Under the provisions of the relevant annexes, member states are required to ensure the implementation of intelligent metering systems that are supposed to facilitate active participation of consumers in the gas and electricity supply markets. Pursuant to both directives, the implementation of metering systems may be subject to an economic assessment of all long-term costs and benefits to the market and individual consumers. This assessment is scheduled to occur by September 3, 2012 and, subject to that assessment, member states are obliged to prepare timetables with a target of up to ten years for the implementation of intelligent metering systems. Where rollout of smart meters is assessed positively, at least 80% of the consumers are required to be equipped with intelligent metering systems by 2020. Member states are obliged to ensure the interoperability of metering systems to be implemented within their territories and required to have due regard to the use of appropriate standards and best practice.

Radio Frequency Regulation

We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with the products that we sell. Among other things, the design, manufacture, marketing and use of certain of our AMR, AMI and smart metering products is subject to the laws and regulations of the jurisdictions in which we sell such equipment. These laws and regulatory requirements vary from country to country, and jurisdiction to jurisdiction. In the United States, the Federal Communications Commission is primarily responsible for enforcing these laws and regulations, pursuant to the Communications Act of 1934, as amended. Any failure to comply with applicable laws or regulations could result in the imposition of financial penalties against us, the adverse modification or cancellation of required authorizations, or other material adverse actions. For more information, see "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Changes and developments in the regulations and policies of the countries we serve may affect demand for our products or cause us to incur significant costs."

In particular, many of our AMR, AMI and smart metering products rely on the use of radio frequencies (which are highly regulated), and must comply with applicable technical requirements intended to minimize radio interference to other communications services and ensure product safety, by, among other things, limiting human exposure to radio frequency emissions. As a result, the approval of the regulatory authority of each country in which we design, manufacture, or market our products is often required. Moreover, we may be held accountable if our devices cause interference to other users of the radio spectrum. In certain cases, the approval of the communications carrier of whose system our products operate must also be obtained.

When we manufacture AMR, AMI and smart metering products with integrated communication devices, we typically seek approval from governmental entities and carriers ourselves. In other cases, including in the case of meters that allow the attachment of communication devices provided by third parties, we rely on other entities to obtain and maintain the necessary government and carrier approvals. In each case, testing of our product by the regulator, or by a testing lab approved by the regulator, typically is required to demonstrate compliance with applicable laws and regulations. Moreover, we must manufacture our products in accordance with the approved design. We currently plan to provide our own internal cellular modems in the next few years and will, as a result, need to seek new regulatory and carrier approvals for those devices before we manufacture and sell them. Although we expect to obtain those approvals, there can be no assurance that will be the case.

The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communication systems by our customers, which in turn may have a material adverse impact on the sale of our products to our customers.

Certain of our AMR, AMI and smart metering products are designed to use radio frequencies that are licensed to utilities or other end-users of those devices. However, most of the communications technology employed in those meters uses unlicensed spectrum. Where use of unlicensed spectrum is permitted, the band is typically shared among a number of different types of users, and use is allowed only on a non-interference basis. That is, a meter using an unlicensed band must not cause interference to others, and may not claim protection from interference that it may encounter from other users. As a result, our meters may not work as intended in every situation or environment.

Our AMR, AMI and smart metering products use three main communications technologies, and the frequencies that our products use vary from jurisdiction to jurisdiction.

•
In the United States, we generally use the unlicensed 902-928 MHz Industrial, Scientific and Medical (ISM) band in applications such as our EnergyAxis Local Area Network. Our products use 25 channels in this band.

•	Our Wavenis technology allows operation in the European 868 MHz unlicensed band, the North American unlicensed 902-928 MHz ISM band and the licensed 400 MHz band in Europe, Asia and Australia.

•	Our TRACE mobile technology uses the 400 MHz band.

For those of our technologies using the 400 MHz band in the United States, the utility generally acquires the necessary license and we configure the product for the specific frequency. The 400 MHz band is available in some other countries around the world, but subject to certain licensing requirements depending on the jurisdiction.

Governments may change laws and regulations relating to spectrum use in the future, and the licenses and other authorizations on which we rely may not be renewed on acceptable terms. Among other things, a government may reallocate spectrum for a different use if there are very few users in a particular band, or it may adopt new technical standards, or other new regulations that are intended to allow greater sharing in a given spectrum band. For example, the U.S. Federal Communications Commission has initiated a rulemaking proceeding in which it is considering adopting additional requirements for certain unlicensed devices to limit interference between devices operating in the 902-928 MHz band, in which certain of our devices operate. Although the outcome of the proceeding is uncertain, we do not expect that it will require us to make material changes to our equipment.

Outside of the United States, many of the AMR, AMI and smart metering products also require the use of radio frequencies and are also subject to regulations in the jurisdictions concerned. In Europe, Asia and Australia we use different bands such as the 433.07 to 434.79 MHz bands, the 863 to 870 MHz bands or the 900 MHz bands. In some countries, such as Australia, New Zealand and parts of Latin America, we also use the 916 to 928 MHz band.

In Europe, the use of GSM900 frequencies (880 to 890 MHz and 925 to 935 MHz) has been reserved for cellular digital mobile communication under the European GSM Directive (87/372/EC) and requires special frequency licenses. The European Parliament and Council passed an amendment of the GSM Directive on September 16, 2009 to make GSM900 available to other technologies for the provision of additional compatible and advanced pan-European services that coexist with GSM. The European Commission has followed with a decision (2009/766/EC) to harmonize the use of GSM 900 and GSM1800 frequencies (1710 to 1785 MHz and 1805 to 1880 MHz).

In Asia, generally no license is currently required for our use of the relevant frequency bands. Whether or not a license is required, most countries provide for technical requirements for the use of such frequencies and equipment test procedures to avoid electrical interference with other equipment.

Data Protection

We believe that the ability to ensure the confidentiality, integrity and availability of data is a key factor for the future development of AMR, AMI and Smart Grid systems. This is particularly the case for the electricity segment and may, in the future, also characterize development in the gas and water segments.

The European Data Protection Directive (95/46/EC) imposes a general regulatory framework for the collection, processing and use of personal data (AMR, AMI and Smart Grid systems rely on data typically relating to one person or a small number of individuals). Although the European Data Protection Directive has been implemented by all member states, data protection laws across member states still vary to a considerable degree. In addition, national data protection authorities often do not apply existing laws in a consistent manner. Privacy issues in connection with AMR, AMI and Smart Grid solutions have been discussed in the European Union and several member state data protection authorities have formed initial views on the subject matter. We employ various techniques to guarantee the confidentiality, integrity and availability of data and we believe we are in material compliance with all applicable data protection rules. However, we are exposed to the risk that European Union or member state legislation will set new standards, which may force us to change or adjust our data protection techniques. Failure to comply with current or future data protection rules could result in the imposition of substantial fines, suspension of production, alteration of our production processes or cessation of operations or other actions against us or our customers, which could materially and adversely affect our business, financial condition and results of operations. For more information, see "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Changes and developments in the regulations and policies of the countries we serve may affect demand for our products or cause us to incur significant costs."

Certifications and Approvals

In the United States, there is no centralized certification process for metering systems. Some U.S. states require individual certification procedures and approvals for meters. In Canada, our meters are subject to certifications from the relevant agencies. We are able to obtain certification in our facilities for most of North America.

In the European Union, metering systems must receive an EC type certificate and individual approval. EC type certificates granted in one member state are also valid in the other member states. Individual approvals for metering systems vary among member states and the types of meters. Changes in certification or approval requirements as well as compliance issues with our new products may have an adverse impact on our business. Interoperability requirements may force us to open certain aspects of our business to increasing competition.

Repair, Warranty and Recalibration Periods

The metering industry is subject to additional national regulation in many jurisdictions, which includes specific rules requiring meters to be recalibrated and repaired at specified intervals. The intervals depend on the segment (gas, electricity or water) and the jurisdiction and may vary between one and 25 years.

In the United States, meter or technology replacement is typically prescribed by local utilities. Public utility commissions dictate how often meters or a sample of meters must be tested. Once tested, the utility can decide to replace or rework an older meter that no longer meets minimum requirements. In addition, a public utility commission can require a change to the existing base of installed meters by requiring new functionality that cannot be supported by older meters.

Outside of the United States, verification and repair requirements are covered by the laws of various jurisdictions. In Germany, for instance, cold water meters are required to be recalibrated and repaired every six years, whereas hot water and heat meters need to be recalibrated and repaired every five years. Other European jurisdictions, including The Netherlands, Austria, Switzerland, the Czech Republic and Slovakia, have enacted similar regulations.

Because of the relative expense involved in repairing meters, many customers install new meters at the time national regulations call for recalibration and repair. As a result, if these national regulations were to change or extend the time for recalibration and repair, our sales of meters in these jurisdictions could decrease.

In the United States, warranties on electricity meters are typically one year from installation or 18 months from shipment and are generally restricted to product repair or replacement. Outside of the United States, warranty periods vary and may be substantially longer.

Environmental, Health and Safety Regulations

We are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the clean-up of contaminated sites. In connection with these regulatory regimes, we are occasionally required to respond to standard inquiries about our facilities and properties. In addition, we are subject to certain safety and health regulations in various jurisdictions around the world. In connection with our sale of Ipsen Group, we are required to indemnify the purchaser against present or future claims made by August 15, 2015 relating to asbestos exposure, up to a maximum of €15 million. For more information see “Item 8. Financial Information—Legal Proceedings.”

There is a risk that we have not been, or will at all times be, in compliance with all of these requirements, including reporting obligations and permit restrictions, and we could incur material fines, penalties, costs and liabilities relating to environmental, health of safety matters. While we currently incur capital and other expenditures to comply with these environmental laws, these laws may become more stringent and our processes may change. See "Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Environmental laws and regulations may expose us to liability and increased costs."

Item 4 A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our annual financial statements and the accompanying notes and other financial information included elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made. Except for any ongoing obligation to disclose material information as required by the U.S. federal securities laws, we do not have any intention or obligation to update forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Item 3. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Executive Summary

During 2010, we saw some signs of a recovery from the global economic downturn in the increasing demand of our customers. In particular, at the end of the second quarter and through the second half of 2010, we saw positive economic trends and increasing confidence in an economic recovery in several regions in which we operate. This supported an increase in corporate investments over the depressed levels that we experienced during the economic downturn. In 2010, we experienced an increased demand in North America and in Europe particularly for our gas metering products and services for our residential settings but also for C&I settings compared to the prior year. In the second half of 2010, we observed an increase in demand for our gas utilization products, in particular for our heat-control systems, offsetting a decline in demand from our furnace-building customers and our customers in the metal and ceramics industries for our gas utilization products in the first half of 2010. Moreover, revenues in our gas segment were positively affected by a major gas infrastructure project in Asia, where we began to record revenues in the second quarter of 2010, with a majority of these revenues coming in the fourth quarter of 2010. In our electricity segment, uncertainty surrounding the timing of U.S. government stimulus funding slowed the market in the first half of 2010; and customer evaluation processes for North American Smart Grid programs were more deliberate than expected for the remainder of 2010, which negatively impacted our revenues for our electricity segment. In our water segment, we saw good demand for water metering products in 2010, primarily in North America and the Middle East, and for our C&I products for electricity settings in Western Europe.

We increased our revenues in absolute terms from our Smart Offerings in each of our three segments in 2010. We define Smart Offerings to include automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use in the Smart Grid. AMI is a technology that allows two-way communication between the meter and the utility or other parties, while AMR typically enables one-way communication of periodic consumption data from the meter to the utility. With similar rates of growth in revenues from both our Smart Offerings and our overall business, the percentage of our revenues that we derived from Smart Offerings in 2010 remained at approximately 26%, unchanged from 2009. In 2008, our revenues from Smart Offerings were approximately 19%. In our gas segment, we increased our revenues in 2010 for residential smart meters, particularly in the United States. We continued to deploy our EnergyAxis solutions during the year in several countries in the Americas and Oceania for a range of large and mid-sized electricity and multi-utilities. In the United States, these utilities include the Arizona Public Service Company, Salt River Project in Arizona and Black Hills Energy in several states, and in Canada they include Toronto Hydro in Ontario. We have now deployed more than 85 EnergyAxis Systems globally. Nevertheless, the uncertainty surrounding the timing of U.S. government stimulus funding has continued to affect the market in the first half of 2010 and more deliberate customer evaluation processes for North American Smart Grid programs described above held back EnergyAxis deployments during 2010. In our electricity segment, our revenue increase in Western Europe was largely due to the expansion of our Smart Offerings in 2010 compared to 2009 following an acquisition in late 2009. In our water segment we delivered smart meters in connection with a number of projects, particularly in North America, which drove revenue growth in 2010. In 2009 and 2010, we completed several projects for smart water meters in several countries in Western Europe.

In 2010, we decided to adopt early an accounting policy related to revenue recognition in sales involving the delivery of multiple elements that include software, such as sales of our Smart Offerings. As a result, our revenues in our electricity segment in 2010 were approximately $17.1 million higher than they would have been using the previous accounting policies for revenue recognition. For more information, see “—Critical Accounting Policies—Revenue Recognition.”

These effects resulted in an aggregate revenue increase in 2010 of $64.2 million, or 3.8% from $1,695.1 million in 2009 to $1,759.3 million in 2010. This is compared to the overall revenue decline in 2009 as compared to 2008 of 11.0%, from $1,904.5 million in 2008 to $1,695.1 million in 2009.

Exchange rates had a smaller effect on our 2010 results than they did in 2009, when they played an important role in driving our results. Had we translated our 2010 revenues from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of 2009 (which we refer to as a constant currency basis), we would have recorded revenues of $1,773.5 million in 2010, 4.6% higher than in 2009, as compared to a reported increase of 3.8%.

In 2010, new orders entered into backlog, which we refer to as new order intake, increased compared to 2009. Our new order intake was $1,763.4 million in 2010, up 10.7% from $1,593.1 million in 2009. New order intake increased in all three segments. As at December 31, 2010, total contracted future revenues, which we define as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more, was more than $915 million, up from more than $730 million as at December 31, 2009. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include any items that we categorize as backlog). We describe our backlog and total contracted future revenues in more detail in "—Projects and Backlog."

Our net income was $92.0 million in 2010, compared to net income of $52.3 million in 2009. Higher sales volume in connection with a higher gross margin were only in part offset by a smaller non-cash gain related to the MEP ($13.6 million in 2010, compared to $33.3 million in 2009) and lower foreign currency exchange gains.

Our management monitors our operating performance by analyzing Adjusted EBITDA, which is a non-GAAP financial measure. For a description and reconciliation of Adjusted EBITDA to net income, the closest U.S. GAAP financial measure, see "—Special Note Regarding Non-GAAP Financial Measures." Our Adjusted EBITDA increased by $20.9 million, or 7.9%, from $264.1 million in 2009 to $285.0 million in 2010. On a constant currency basis, our Adjusted EBITDA increased by 8.7% to $287.0 million in 2010. This increase was primarily driven by an increase in the revenues in our gas and our water segment, offset by a decline in profitability in our electricity segment driven by the lower level of revenues in North America and our ongoing investments in new products resulting in higher R&D expenses. In addition, a more favorable product mix in our gas segment contributed to a higher margin.

Key Factors Affecting Our Revenues and Expenses

A number of factors have contributed to our results of operations during recent periods. We summarize four of these key factors in the following text. We summarize additional factors, many of which are less related to our day-to-day operating activities than are the following key factors, below under "—Historical Factors Affecting Our Recent Results."

The Share of Smart Offerings in Our Revenues and Expenses

We earn most of our revenues in each of our segments from the sale of meters, and expect this to continue to be the case in the coming periods. However, we expect an increasing portion of our revenues to be attributable to Smart Offerings, which we expect will include an increased, if comparatively modest, component of revenues from services and products other than meters. In addition, we expect average unit prices of a smart meter compared to standard meters to be higher due to technological complexity and functionality to support and complement other Smart Grid technologies. In 2010, the revenues we derived from Smart Offerings increased in each of our three segments in absolute terms. However, the percentage of our total revenues accounted for by our Smart Offerings remained at approximately 26% in 2010, unchanged from 2009. This was due to the larger contribution to our growth from our other product portfolios, such as our gas utilization products, and the negative impact on our electricity segment from the uncertainty surrounding the timing of U.S. government stimulus funding has continued to affect the market in the first half of 2010 and more deliberate customer evaluation processes for North American Smart Grid programs described above held back EnergyAxis deployments during 2010. In 2008, our revenues from Smart Offerings were approximately 19%.

Nevertheless, we believe the ongoing investments in metering infrastructure combined with the changes now driving the implementation of new technologies, including Smart Grid solutions, present a growth opportunity for our company despite increasing competition from traditional metering companies and new entrants from outside the metering business. Furthermore, we believe that the pace of such technological improvements will shorten average meter life leading to more opportunities for revenue growth from regular replacement and upgrade cycles. Accordingly, we have directed a considerable and increasing portion of our investments towards our Smart Offerings. For instance, our research and development expenses increased by $9.1 million, or 11.6% in 2010, as we increased our headcount for research and development (2010: 632 employees, 2009: 561 employees). We continue to expect that the share of revenues derived from Smart Offerings will increase even though it may vary on a quarter to quarter basis due largely to timing effects in our fulfillments of orders.

Our Geographic and Product Diversity

We are a global company with operations in more than 30 countries on five continents and sales in more than 130 countries. Our customers include many of the world’s gas, electricity and water utilities. In 2010, our sales in Europe, North America and the rest of the world accounted for 44.9%, 32.4% and 22.7% of our revenues, respectively, and our revenues in our gas, electricity and water segments accounted for 53.5%, 24.9% and 21.6% of our revenues, respectively. Additionally, our products and services are used in residential as well as in C&I settings across gas, electricity and water. This geographical and product diversity exposes us to a range of risks, such as compliance with different regulatory and legal regimes, exchange controls and regional economic developments. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Through our global activities, we are exposed to economic, political and other risks and uncertainties, any of which could adversely affect our business and have a material adverse effect on our results of operations, cash flows and financial condition,” for more information about potential risks we may face.

 However, we believe this diversity also allows us to take advantage of opportunities arising in individual countries or regionally. Therefore, we believe we can benefit from positive economic trends and the increasing confidence in the economic recovery that took place in 2010 in many of the regions in which we operate. Overall we increased our total revenues in the three regions North America, Europe and the rest of the world in 2010 as compared to 2009. In addition to our worldwide presence, we believe that our product diversity across our three segments is a key driver of our results, allowing us access to different markets and giving us an ability to balance our performance. In 2010, for example, particularly during the second half of the year, we were able to compensate for the slower growth we experienced in our electricity segment, with growth in sales in our other segments.

The Effects of Prices for Raw Materials and Components on Our Operations

The majority of the $1,209 million cost of revenues we incurred in 2010 related to direct production materials, including commodities such as steel, resins, aluminum, brass and bronze and other supplies for our products, such as brass castings, aluminum housings, sheet metal, plastics and printed circuit board assemblies and other electronics. Commodity prices can vary significantly from period to period and are affected by changes in global economic conditions, supply and demand trends, technological changes and related industrial cycles. For example, we have experienced substantial swings in the price of brass, copper, steel, aluminum and resins, and in components that include them, which are important materials for the manufacture of accurate and durable meters. We have been seeking to counter this price volatility that we have experienced by entering into supply contracts for some of our raw materials and components, with terms from about one month to about one year, in an effort to lock in prices when we perceive that price increases may occur and to manage the risk of supply shortages. For example, we entered into contracts covering our forecasted requirements for brass and aluminum at prices we believe will, on average, prove to be competitive going into 2011. We intend to monitor market trends closely and adapt our supply contracts accordingly.

During 2010, we experienced significantly extended lead times at those of our suppliers that provide electronic components used in some of our products. We believe that the resumption of economic growth in some of the world's economies, and the resulting demand for electronic components generally across a range of industrial sectors, has resulted in an increase in demand (after capacities had been reduced during the downturn) for commoditized electronic components that those suppliers use in producing circuit boards for us as well as for other customers, including customers in unrelated industries. In some cases, we have been required to place orders for electronics and electronic components six months or more in advance to ensure timely availability of these components. Some of our other suppliers have imposed limitations not only on purchases of their electronic components, but in other areas as well.

Focus on Efficiency in Our Global Manufacturing and Supply Functions

Following our acquisition in September 2005, our management team initiated a Profit Improvement Program, or PIP. This program was designed to transform the operations that had been acquired into a single group focused on metering solutions by identifying manufacturing, supply chain and procurement processes within our company that could be made more efficient. Despite the beneficial effects of these programs, the impact of the financial crisis and economic downturn that began in 2008 led us to adopt a further program of efficiency improvements. These initiatives were intended to further rationalize our business and operations. In seeking to optimize our cost structure, we have also, through our PIP and other initiatives, focused on our sourcing, manufacturing footprint, overhead, indirect personnel and non-personnel related expense, capital expenditures and cash-related inventory control. During 2010, we extended and refocused our PIP program, which we now refer to as our Continuous Improvement Program, or CIP, to evaluate capacity usage and supply chain metrics in order to further enhance our operational processes.

As part of these programs, we are continuing to improve our production processes, concentrate our production capacities in a reduced number of designated competence centers and transfer selected manufacturing activities to lower cost countries in order to gain efficiencies and manage costs. Our largest production centers are now concentrated in the United States, Germany and Slovakia. In addition, as part of our current initiatives in the area of procurement, we are redesigning many of our products, in particular those products which contain electronic components, in order to create more cost-effective designs and reduce the material costs associated with those products. Furthermore, we are renegotiating terms and conditions with a number of suppliers and will continue to actively manage supplier risks.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. The following table presents data on our revenues for the periods indicated:

	Year Ended December 31,
	2010	2009
	(in $ millions)

Revenues	1,759.3	1,695.1

Our revenues increased by $64.2 million, or 3.8% to $1,759.3 million in 2010 compared to revenues of $1,695.1 million in 2009. On a constant currency basis, our revenues increased by 4.6%.

Our business has typically been impacted by the level of regional economic growth in the markets in which we operate. Beginning at the end of the second quarter and through the third and fourth quarters of 2010, we saw increasingly positive economic trends and a stabilization of confidence in economic recovery in several regions in which we operate. This resulted in increased demand for our products and services in the United States and a number of countries in Europe and Asia. These increases occurred mainly in our gas segment and our water segment. Our growth from 2009 to 2010 was also due in part to an increase in our revenues from Smart Offerings in each of our three segments.

In 2010, we decided to adopt early an accounting policy related to revenue recognition in sales involving the delivery of multiple elements that included software. As a result, the revenues in our electricity segment for the twelve months ended December 31, 2010 were approximately $17.1 million higher than revenues would have been using the previous accounting policies for revenue recognition, see “—Critical Accounting Policies—Revenue Recognition.”

In 2010, the substantial increase in our water segment and gas segment revenues were partially offset by a decline in our electricity segment revenues. In our gas segment, revenues increased by $44.0 million, or 4.9%, from $899.8 million to $ 943.8 million, as the demand for gas products increased considerably in the second half of 2010 due to the positive economic trends in several regions in which we operate. On a constant currency basis, revenues in our gas segment increased by 7.7%. Revenues in our water segment increased by $28.0 million or 7.9%, from $355.9 million to $383.9 million. We benefited from major projects in which we were deploying products in 2010 in the Middle East, North America and Asia, particularly during the second and third quarters of 2010. On a constant currency basis, revenues in our water segment increased by 6.5%. Revenues in our electricity segment decreased slightly by $1.6 million, or 0.4%, from $453.1 million to $451.5 million. Uncertainty regarding the stimulus money in the United States in the first half of 2010, extended customer evaluation periods of some of our customers in the second half of 2010 and the finalization of major projects in the Middle East in 2009 in volumes that did not repeat in 2010 were the main drivers in the decrease of our electricity segment revenues. This was to a certain extent offset by a significant upswing in revenues in Western Europe in 2010 compared to 2009, largely due to the expansion of our Smart Offerings in 2010 following an acquisition in late 2009. On a constant currency basis, revenues in our electricity segment decreased by 1.7%.

For more information on our revenue developments and trends, see “—Results of Operations by Segment in the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009.”

Revenues by region. The following table sets forth our revenues by region for the periods indicated. We categorize our revenues geographically based on the location to which we ship products or in which we provide services to our customers.

	Year Ended December 31,
	2010	2009
	(in $ millions)
North America
United States	467.1	448.0
Other North America	102.8	111.2
Total	569.9	559.2
International
Germany	239.0	256.0
Europe outside Germany	550.4	510.5
Other	400.0	369.4
Total	1,189.4	1,135.9
Total	1,759.3	1,695.1

Cost of revenues. Our cost of revenues consists principally of expenses relating to:

•	direct and indirect costs of raw materials and components;

•	salaries, wages and indirect costs of labor, including the employer portion of social security and other payroll taxes;

•	temporary employees;

•	warranty expenses;

•	other overhead and infrastructure expenses to the extent these relate to our manufacturing;

•	related depreciation and amortization; and

•	restructuring charges to the extent they relate to our manufacturing.

The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	1,208.6	68.7	1,191.3	70.3
Gross profit	550.8	31.3	503.8	29.7

Our cost of revenues increased by $17.3 million in 2010, or 1.5%, compared to 2009. This increase was primarily due to higher revenues as our gross profit as a percentage of revenues increased to 31.3% in 2010 from 29.7% in the prior year period. Several factors combined to drive this development in gross margins:

•
We benefited from a shift towards higher margin products in our gas segment, in particular for our gas metering and gas utilization products. Additionally, our water segment recorded higher revenues in product groups with higher margins, such as our volumetric residential and C&I related products, compared to 2009.

•	Manufacturing costs represented a lower percentage of our revenues in 2010 than in 2009 mainly due to the increase in capacity usage at our manufacturing facilities.

•
We were able to realize the benefits of our ongoing initiative to improve the efficiency of our supply chain, including the outsourcing of sub-assemblies, particularly in North America and Europe. Many of these measures occurred during 2009 and our gross profit began to reflect the impact of these measures in 2010. Due to the completion of certain initiatives in 2009, reorganization expenses such as severance payments, early retirement and other compensation expense to former employees as well as costs for the use of external services decreased significantly in 2010. This had a considerable positive impact on our gross margin.

•
These positive developments were partially offset by the write down of inventory in connection with our decision to terminate our relationship with one of our distributors in our electricity segment. The net impact on gross profit was $9.2 million in 2010. In the first quarter of 2010, we decided to cease doing business with the distributor when we became aware that the distributor may have engaged in conduct on behalf of other parties for which it acted that, if engaged in on our behalf, could have violated our compliance policies.

Selling expenses. Selling expenses consist primarily of:

•	salaries for personnel engaged in sales and marketing activities and the employer portion of social security and other payroll taxes;

•	shipping and handling costs;

•	commissions;

•	marketing and advertising expenses;

•	external services;

•	overhead and infrastructure expenses; and

•	related depreciation and amortization.

The following table sets forth information on our selling expenses for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	165.5	9.4	159.4	9.4

Selling expenses increased by $6.1 million in 2010, or 3.8%, compared to the prior year period. The main reason for the increase was overall higher sales volumes as selling expenses expressed as a percentage of revenues did not change from the prior year. Additionally, the increase was also due in part to the expansion of our sales force that supports our key account and opportunity management teams in marketing our Smart Offerings, particularly in the United States and the European Union. Higher shipping and handling costs and travel expenses also contributed to the increase in selling expenses. The overall increase was partly offset by lower costs, such as reorganization costs resulting from severance payments, and commissions, resulting from a change in the country mix of our revenues.

General and administrative expenses. General and administrative expenses consist primarily of:

•	salaries, including the employer portion of social security and other payroll taxes, not allocated to other functional costs;

•	until the completion of our IPO, expenses for our Management Equity Program, or MEP, an incentive program sponsored by our principal shareholder for some of our key management personnel;

•	expenses relating to our preparation to become a public company;

•	other overhead costs not allocated to manufacturing, R&D and selling;

•	IT costs not allocated to other functional costs;

•	external services, professional services and consultancy fees;

•	banking fees; and

•	related depreciation and amortization.

The following table sets forth information on our general and administrative expenses for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Management Equity Program	-13.6	-0.8	-33.3	-2.0
Other general and administrative expenses	137.4	7.8	170.3	10.1
Total general and administrative expenses	123.8	7.0	137.0	8.1

Our general and administrative expenses decreased by $13.2 million, or 9.6% in 2010. The decrease in general and administrative expenses was mainly due to lower expenses for external consultants and advisors relating to the preparation of our IPO; although our IPO took place in late 2010, much of the preparatory work took place in 2009.

In 2010, a non-cash gain of $13.6 million related to the MEP (compared to a $33.3 million gain in the prior year) also affected the development of general and administrative expenses. Until our IPO, we recognized compensation expense (or income) relating to the MEP in general and administrative expenses. This expense (or income) was determined by reference to a formula-based valuation of the shares in our company under the MEP. Since the completion of our IPO, we are no longer required to recognize any charges or income related to the MEP. For more information relating to the MEP, see "Item 7. Major Shareholders and Related Party Transactions."

Our general and administrative expenses other than those relating to the MEP decreased by $32.9 million, or 19.3%, in 2010. As described above, this decrease was largely caused by lower expenses for legal advice, consulting and other external services mostly in conjunction with the preparation of becoming a public company. These lower expenses were partially offset by higher bonus expenses, which we incurred in connection with our IPO, and higher expenses for additional functions we require as a public company.

Research and development expenses. Research and development, or R&D, expenses consist primarily of:

•	salaries for R&D personnel, including the employer portion of social security and other payroll taxes;

•	external services;

•	consulting expenses associated with R&D activities;

•	depreciation and amortization of our R&D assets; and

•	other overhead and infrastructure cost associated with our R&D activities.

The following table sets forth information on our R&D expenses for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	87.5	5.0	78.4	4.6

Our R&D expenses increased by $9.1 million, or 11.6%, in 2010. We increased our R&D headcount, as well as our use of external services, including engineering consultants and research institutes, particularly in connection with the development of our Smart Offerings. This increase was offset in part by lower expenses for reorganization.

Other operating income (expense), net. Other operating income (expense), net mainly includes foreign currency exchange gains and losses. The following table sets forth information on other operating income (expense), net for the periods indicated.
	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	2.1	0.1	14.8	0.9

The decrease in other operating income is mainly due to lower foreign currency exchange gains of $2.9 million in 2010 compared to gains of $14.4 million in 2009.

Interest expense, net. The following table sets forth information on interest expense, net for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	60.1	3.4	55.4	3.3

Interest expense, net increased by $4.7 million, or 8.5%, from $55.4 million in 2009 to $60.1 million in 2010. This increase resulted mainly from negative changes in the fair value of our interest rate swaps. In addition, we faced increased guarantee expenses as we utilized the bonding facility under the Senior Facility agreement to a larger extent in 2010 as compared to 2009.

Other income, net. The following table sets forth information on other income, net for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	3.0	0.2	3.3	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas.

Income tax expense. The following tables set forth information on our income tax expense for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	29.4	1.7	39.3	2.3

	Year ended December 31,
	2010	2009
	%	%
Effective Tax Rate	24.7	42.9

Our income tax expense decreased by $9.9 million, or 25.2%, to $29.4 million in 2010. Our effective tax rate differs from a combined German corporate and trade tax rate on income primarily as a result of foreign tax rate differentials, the effects of the MEP which are disregarded for tax purposes, prior year adjustments and changes in valuation allowances on deferred tax assets.

We expect, assuming other conditions do not change, that our marginal tax rate will trend towards 33% to 37%, taking into consideration the current level of earnings, the distribution of those earnings among various taxing jurisdictions, our business development based on our mid-term business plan and assuming no changes in tax laws.

Net income from discontinued operations. The following table sets forth information on net income from discontinued operations for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Net income from discontinued operations	2.6	0.1	0.0	0.0

In 2010, we recorded a gain from the release of a provision in connection with a disposal as described in Note 3 to our consolidated financial statements.

Net income. The following table sets forth information on net income for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Net income (loss)	92.0	5.2	52.3	3.1

We recognized net income of $92.0 million in 2010 compared to net income of $52.3 million in the prior year period.

Adjusted EBITDA. The following table sets forth information on our Adjusted EBITDA for the periods indicated. Adjusted EBITDA is a non-GAAP financial measure. It is based on the profitability measure defined in our Senior Facilities Agreement, and we use this measure for many purposes in managing and directing our company. It is not, however, a substitute for net income or any other measure calculated in accordance with U.S. GAAP. We present a reconciliation of Adjusted EBITDA to net income, together with other important disclosure, below under "—Special Note Regarding Non-GAAP Financial Measures."

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Adjusted EBITDA	285.0	16.2	264.1	15.6

Our Adjusted EBITDA increased by $20.9 million, or 7.9%, from $264.1 million in 2009 to $285.0 million in 2010. On a constant currency basis, our Adjusted EBITDA increased by 8.7% to $287.0 million in 2010. This increase was primarily driven by an increase in the revenues in our gas and our water segments and a more favorable product mix in our gas segment. This was offset in part by a decline in the profitability of our electricity segment, which was driven by lower revenues in North America and the Middle East and our ongoing investments in new products resulting in higher R&D expenses. Also the more favorable product mix in our gas segment contributed to a higher margin.

Our Adjusted EBITDA is equal to our consolidated segment profit as shown in our segment results appearing below.

Results of Operations by Segment in the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water
	Year Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in $ millions)
Total revenues	943.8	899.8	451.5	453.1	383.9	355.9
thereof to external customers	941.4	898.1	437.7	445.1	380.2	352.0
thereof to other segments	2.3	1.7	13.8	8.0	3.7	3.9
Segment profit	230.2	204.0	55.9	60.4	35.4	30.4

We prepare our segment profitability based on our internal reporting methodology for managing our segments, assessing their results internally and allocating our internal resources. This methodology may be different than those of other companies, and you should consider this in making any comparisons with other companies. For further information regarding our segment results, see Note 21 to our consolidated financial statements.

We assess the performance of our segments using the measure "segment profit." In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. These include the categories of items that we describe in more detail below under "—Historical Factors Affecting Our Recent Results."

The adjustments made to determine segment profit correlate to the adjustments we make to net income when we calculate Adjusted EBITDA on a consolidated basis based on the definition in the Senior Facilities Agreement. We have used this measure of segment profitability due to the importance to our company of the financial covenants in the Senior Facilities Agreement. Our group management has therefore required the segments to manage their operating businesses with the financial covenants in mind. In addition, group management assumes the responsibility from an initial accountability point of view for those non-operating and other matters that it believes are more appropriately attributable to the group function. We believe this has assisted us in achieving consistency across our Group on these matters while simplifying the monitoring of their effects on our financial covenants.

Gas

Revenues. In 2010, the revenues of our gas segment increased by $44.0 million, or 4.9%, from $899.8 million in 2009 to $943.8 million in 2010. On a constant currency basis, our revenues increased by 7.7%.

The increase in our revenues was caused mainly by the improved economic environment, which led to significantly higher revenues in several regions in which we operate in the second half of 2010. Gas metering and gas utilization products benefited from the more favorable economic environment and the recovery of certain industries in the second half of 2010. This increase more than offset the revenue decline we experienced in the first six months of 2010 when sales in our gas segment were negatively affected by reduced revenues from gas infrastructure projects and lower shipments of gas utilization products.

Primarily, the North American markets contributed to the positive development in 2010. In 2010, we considerably increased our revenues for residential smart meters in our gas segment, particularly through the combination of third-party AMR communication modules with our own meters. We also experienced a higher demand for our gas distribution products in most of our product lines due to an increasing demand over the depressed levels we experienced during the economic downturn in 2009 as well as an increased demand for our regulator products.

In addition, the demand for our residential and industrial gas meters and gas regulator products recovered in some major markets outside North America in 2010, above all Central and Eastern Europe as well, to a lesser extent, Western Europe.

In 2010, we began to record revenues from a new significant gas infrastructure project that we started and substantially completed throughout the year in Asia. The revenues from this project were higher than the revenues we earned from gas infrastructure projects in the Middle East and North Africa that we started at the beginning of 2009 and completed later that year.

Furthermore, the demand for our gas utilization products, particularly for our heat-control systems improved as the industrial end-users of these products increased their capital expenditures continuously during 2010. These revenue improvements were partly offset by lower revenues in the beginning of the year due to a decline in demand for our gas utilization products from our furnace-building customers.

Segment profit. Our gas segment profit increased by $26.2 million, or 12.8%, from $204.0 million in 2009 to $230.2 million in 2010. On a constant currency basis, our gas segment profit increased by 16.0%.

The profit increase was driven mainly by an overall improvement in revenues and was supported by a shift towards higher margin products, higher capacity usage in the manufacturing facilities and our CIP. The improved profit was also due in part to lower general and administrative expenses, although this decline was partly offset by increased expense due to additional headcount, mainly in the manufacturing and R&D areas. The increase in our headcount was necessary due to the increase in our production capacity usage and our ongoing investments in new products. The increase in our gas segment profit was partially offset by increased R&D expenses compared to 2009 as we continued to focus on the development of new products, particularly for our Smart Offerings. We also continued our development of a new generation of ultrasonic flow meters for C&I gas applications and delivered the first units in 2010.

The gas segment profit includes $8.9 million in income from participations from segments of the Elster Group other than the gas segment in 2010 compared to $8.3 million in 2009.

Electricity

Revenues. In 2010, the revenues of our electricity segment decreased by $1.6 million, or 0.4%, to $451.5 million from $453.1 million in 2009. On a constant currency basis, our revenues decreased by 1.7%.

This decrease in revenues mainly resulted from a decrease in revenues in the Middle East and North America. The first half of 2010 was negatively influenced by the uncertainty surrounding the tax status of the public funds, asset ownership, and local commission funding support, leading to delays in contracts which were to be supported by stimulus funds in the United States. Towards the end of 2010, we observed that some of our customers in North America were moving more deliberately with their evaluation processes for Smart Grid projects, creating a longer sales cycle. We ramped up of our production capabilities for components of our EnergyAxis solutions at the end of 2008 and the projects led to the high level of revenues in 2009. In the Middle East, the decrease in revenues was mainly attributable to the completion of major projects in 2009. We did not replace those revenues in 2010 with new projects. Additionally revenues were also negatively affected by our termination of the distributor relationship described above.

This decrease was partly offset by higher revenues elsewhere, mainly in Western Europe, as we expanded our portfolio of Smart Offerings, largely as a result of an acquisition we completed late in 2009. To a lesser extent our electricity segment revenues were positively affected by increased sales in the Oceania region, resulting from deliveries of our Smart Offerings. In addition, we decided to adopt early an accounting policy in 2010 related to revenue recognition in sales involving the delivery of multiple elements that included software. As a result, the revenues in our electricity segment for the year ended December 31, 2010 were approximately $17.1 million higher than revenues would have been using the previous accounting policies for revenue recognition. For more information, see “—Critical Accounting Policies – Revenue Recognition.” Our revenues to other segments increased from $8.0 million to $13.8 million mainly due to higher sales of communication modules to our gas segment.

Segment profit. Our electricity segment profit decreased by $4.5 million, or 7.5%, from $60.4 million in 2009 to $55.9 million in 2010. On a constant currency basis, our segment profit decreased by 9.4%. The decrease in electricity segment profit is mainly attributable to lower revenues resulting from the factors described above. In addition, our fixed structure costs increased as we continued to expand our sales force focused on marketing our Smart Offerings. As a result of our ongoing investments in new products, we incurred higher R&D expenses as well. These investments led to a further upgrade of our EnergyAxis system and to launches of new product variants of our residential and C&I electric meters. The decrease in segment profit was partly offset by increased sales of higher margin products from our expanded Smart Offerings portfolio, particularly in Western Europe. The early adoption of an accounting policy related to revenue recognition in sales contributed to our segment profit as well.

Water

Revenues. In 2010, the revenues of the water segment increased by $28.0 million, or 7.9%, to $383.9 million from $355.9 million in 2009. On a constant currency basis, our revenues in the water segment increased by 6.5%.

In 2010, we recorded higher revenues in the Middle East, where we sold predominantly residential multi-jet meters. In North America, we increased our revenues for our volumetric C&I and smart residential meters. The business in Middle East and North America was mainly impacted by major projects. We completed considerable portions of these projects in the third quarter of 2010. Our increase in revenues was supported by new product launches in our Smart Offerings and our C&I portfolio. In addition, our revenues in Asia and Oceania, where we sold increased numbers of volumetric residential products and recorded increased project revenues. Our revenues also benefited from the improved economic conditions in these regions. However, the demand in Western Europe for our residential meters was negatively impacted by a somewhat difficult economic situation in certain countries.

    Segment profit. The segment profit in our water segment increased by $5.0 million, or 16.4%, from $30.4 million in 2009 to $35.4 million in 2010. The segment profit margin increased by 0.7 percentage points, from 8.5% in the twelve months of 2009 to 9.2% in the year ended December 31, 2010. On a constant currency basis, our water segment profit increased by 14.1% to $34.7 million 2010 compared to 2009.

The increase in segment profit was largely a result of higher revenues. The profit margin was positively impacted through our CIP initiatives to improve the efficiency of our supply chain as we further integrated sites in Europe. In 2010, we benefited from increased revenues in product groups with higher margins, such as our volumetric residential and C&I related products. However, average prices decreased slightly in some major markets which negatively impacted our profit margin. For instance, prices for our residential products in Latin America decreased due to intense price competition. Moreover, we continued to invest in our R&D activities, enhancing our Smart Offerings portfolio for North America and our residential metering product offering, mainly for European markets. We introduced new smart enabled volumetric products and enhanced our Smart Offerings water solutions in North America. In addition, we expanded our volumetric product portfolio in Europe.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. The following table presents data on our revenues for the periods indicated:

	Year Ended December 31,
	2009	2008
	(in $ millions)

Revenues	1,695.1	1,904.5

In 2009, our revenues decreased by $209.4 million, or 11.0%, to $1,695.1 million compared to revenues of $1,904.5 million in 2008. On a constant currency basis, our revenues declined by 6.2%.

The decrease in revenues was mainly driven by worldwide economic conditions, which have negatively affected the demand for our meters and other products, as our customers decreased investments and deferred decisions relating to new capital expenditures.

In our gas segment, our revenues declined by $229.6 million, or 20.3% as construction of new homes in North America slowed and demand for our C&I and utilization products by industrial customers also declined. The decline was offset in part by project related investments for distribution stations and advanced C&I meters in connection with ongoing gasification projects in the Middle East and North Africa.

Revenues in our electricity segment grew by $49.0 million, or 12.1%, as we recorded increased revenues from EnergyAxis systems we are deploying in North America and higher unit sales of both our residential and C&I meters.

Revenues in our water segment decreased by $28.1 million, or 7.3%, as reduced levels of new construction in certain markets, such as in the United Kingdom, led to lower overall demand for our meters. The declines were offset in part by higher revenues in North America and in Western Europe mainly due to increased sales of our submetering products and our Smart Offerings.

For more information on our revenue development and trends, see "— Results of Operations by Segment in the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.”

Revenues by region. The following table sets forth our revenues by region for the periods indicated. We categorize our revenues geographically based on the location to which we ship products or in which we provide services to our customers.

	Year Ended December 31,
	2009	2008
	(in $ millions)
North America
United States	448.0	440.9
Other North America	111.2	92.0
Total	559.2	532.9
International
Germany	256.0	309.0
Europe outside Germany	510.5	641.3
Other	369.4	421.3
Total	1,135.9	1,371.6
Total	1,695.1	1,904.5

Cost of revenues. The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	1,191.3	70.3	1,306.3	68.6
Gross profit	503.8	29.7	598.2	31.4

Our cost of revenues decreased by $115.0 million in 2009, or 8.8%, compared to 2008. This decrease was primarily due to lower revenues in our gas segment and to a lesser extent in our water segment, which reduced the direct costs of materials and related costs. Currency effects also contributed to the decrease in cost of revenues.

Our gross profit as a percentage of revenues decreased to 29.7% in 2009 from 31.4% in 2008. Several factors combined to drive this decrease in gross margin:

•
As a consequence of the Smart Offerings driven growth in our electricity segment, coupled with revenue declines in our gas segment due to macroeconomic conditions, we experienced a shift in our mix of products towards our electricity segment during 2009. Our electricity segment products, particularly during the design, development and expansion phases of new technologies, have been characterized by lower margins than those of our gas business.

•
Volatile prices for raw materials also negatively affected our gross margin. The prices we paid for raw materials, including brass, steel and aluminum, fell significantly during the second half of 2008 as a result of the global economic downturn. In an effort to reduce our exposure to commodity price fluctuations, we entered into supply contracts with some of our suppliers at fixed prices, in some cases before the price for these materials declined. These contracts locked us into fixed prices in early 2009 as market prices decreased. We entered into replacements for most of these contracts during the course of 2009, fixing lower supply costs for many of these raw materials. We expect to benefit from these lower contract prices if raw material prices become volatile and increase in 2010.

•
We incurred restructuring and employee termination expenses in 2009. As part of our initiative to improve the efficiency of our supply chain, including the outsourcing of sub-assemblies, we restructured some of our facilities, most of which were in Europe and North America. As these initiatives occurred during 2009, our gross profit does not reflect the full-year impact of the results of these restructuring activities.

•	Manufacturing costs represented a higher percentage of revenues in 2009 than in 2008 as a result of the decline in capacity utilization in our manufacturing facilities.

•
In 2008 we made significant investments in technical equipment and machinery at our sites in connection with our improvement initiatives. As a result, depreciation on manufacturing equipment increased in 2009 compared to 2008.

Selling expenses. The following table sets forth information on our selling expenses for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	159.4	9.4	183.4	9.6

Selling expenses decreased by $24.0 million in 2009, or 13.1%, compared to 2008. This decrease was primarily due to lower variable selling expenses, such as commissions and shipping expenses mainly driven by lower overall sales volumes as well as currency effects. In addition, average freight costs declined. Cost control initiatives we implemented in early 2009, relating mostly to advertising, supplies and other miscellaneous expenses also contributed to the decline.

Offsetting this decline in part were increased expenses relating to our sales organization. While our overall sales headcount decreased, we have expanded the portion of our sales force, which supports our key account management organization and the opportunity management teams which we continue to build up to market our Smart Offerings and related solutions, particularly in the United States and the European Union.

General and administrative expenses. The following table sets forth information on our general and administrative expenses for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Management Equity Program	-33.3	-2.0	90.7	4.8
Other general and administrative expenses	170.3	10.1	155.8	8.1
Total general and administrative expenses	137.0	8.1	246.5	12.9

Our general and administrative expenses decreased by $109.5 million, or 44.4%, in 2009. Our lower general and administrative expenses were primarily due to the non-cash $33.3 million gain related to the MEP. The MEP accounted for general and administrative expenses of $90.7 million in 2008. In compensation expense, we recognize amounts determined by reference to a formula-based valuation of the shares in our company under the MEP. That formula is based on our Adjusted EBITDA. Because, as discussed below, our Adjusted EBITDA declined in 2009, the valuation of the company used for the MEP also declined.

Our general and administrative expenses other than those relating to the MEP increased by $14.5 million, or 9.3%, in 2009 as compared to 2008. This increase related mainly to expenses of $23.0 million that we incurred in our preparation to become a public company, as compared to expenses of $7.0 million in 2008. For more information relating to these expenses, see "—Historical Factors Affecting Our Recent Results—Expenses for Preparation to Become a Public Company."

Research and development expenses. The following table sets forth information on our R&D expenses for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	78.4	4.6	70.7	3.7

Our research and development expenses increased by $7.7 million, or 10.9%, in 2009 as compared to 2008.

We increased our R&D activities as we intensified our focus on our Smart Offerings, particularly in developing enhancements to EnergyAxis and additional functionalities for our smart meters for both use in residential and C&I context. In our electricity segment, we completed development work on a polyphase modular smart electricity meter that accommodates all existing communication modules. In our gas segment, we invested in the development of a new generation of ultrasonic flow meters for C&I gas applications. In our water segment, we continued to enhance and extend our product offering for volumetric water meters with polymer bodies. In addition, we launched a single jet water meter that is designed to deliver improved measuring performance and comes pre-equipped for communication. In connection with these activities, we increased our R&D headcount and contracted for external services, including engineering consultants and research institutes. The increase in R&D expenses was partially offset by currency effects.

Other operating income (expense), net. Other operating income (expense), net mainly includes currency gains and losses. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	14.8	0.9	-39.5	-2.1

Most of our other operating income (expense), net was comprised of currency gains of $14.4 million in 2009 and currency losses of $45.2 million in 2008. We describe these currency gains and losses below in "—Historical Factors Affecting Our Recent Results—Foreign Currency Exchange Effects."

Interest expense, net. The following table sets forth information on interest expense, net for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	55.4	3.3	117.3	6.2

Interest expense, net decreased in 2009 by $61.9 million, or 52.8%, from $117.3 million in 2008 to $55.4 million in 2009. This decrease resulted mainly from lower interest rates on outstanding euro-denominated floating rate amounts under our Senior Facilities Agreement as market rates declined substantially, and the repayment of debt. In addition, we exchanged most of the mandatorily redeemable preferred equity certificates into equity in December 2008. This was partially offset by increased amounts we were required to pay on interest rate swaps due to the declining interest rate environment.

We incurred non-cash interest expense of $0.4 million in 2009 and of $26.4 million in 2008 in connection with our mandatorily redeemable preferred equity certificates and shareholder loan.

Other income, net. The following table sets forth information on other income, net for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	3.3	0.2	2.9	0.2

Other income, net includes miscellaneous income, such as dividends from investments, and expenses not associated with other functional areas. Other income, net increased by $0.4 million in 2009 compared to 2008.

Income tax expense. The following tables set forth information on our income tax expense for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	39.3	2.3	30.9	1.6

	Year Ended December 31,
	2009	2008
	%	%
Effective Tax Rate	42.9	-55.0	(1)

(1)
The negative tax rate in 2008 refers to the fact that we recorded income taxes despite having incurred a loss from continuing operations before taxes. The $30.9 million in income taxes for 2008 was equal to -55.0% of our income from continuing operations before income taxes. For the calculation of our effective tax rates, see Note 7 to our consolidated financial statements included elsewhere in this annual report.

Our income tax expense increased by $8.4 million, or 27.2%, to $39.3 million in 2009. This amount is equal to 42.9% of income from continuing operations before income tax for 2009. In 2009, our income from continuing operations before income tax was also affected by the gain recorded in general and administrative expense as a consequence of the reduction in the MEP valuation. Our tax expenses include changes in valuation allowances on deferred tax assets of $12.6 million in 2009 as compared to $11.4 million in 2008 and expenses for uncertain tax positions of $8.2 million in 2009 as compared to $2.9 million in 2008.

Net income (loss). The following table sets forth information on net income (loss) from continuing operations for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Net income (loss)	52.3	3.1	-87.1	-4.6

We recognized net income of $52.3 million in 2009 after having incurred a net loss of $87.1 million in 2008.

Adjusted EBITDA. The following table sets forth information on our Adjusted EBITDA for the periods indicated.

	Year Ended December 31,
	2009		2008
	in $ millions	% of revenues	in $ millions	% of revenues
Adjusted EBITDA	264.1	15.6	314.6	16.5

Our Adjusted EBITDA declined by $50.5 million, or 16.1%, from $314.6 million in 2008 to $264.1 million in 2009. On a constant currency basis, our Adjusted EBITDA decreased by 12.3% to $275.9 million in 2009. This decrease was primarily driven by overall revenue decline as well as the shift in our product mix described above from our relatively higher margin gas segment to our relatively lower margin electricity segment. The revenue driven increase in gross profit in our electricity segment was not sufficient to compensate for the decline in revenues in our gas segment. As a result, Adjusted EBITDA declined slightly as a percentage of sales by 0.9 percentage points.

Our Adjusted EBITDA is equal to our consolidated segment profit as shown in our segment results appearing below.

Results of Operations by Segment in the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water
	Year Ended December 31,
	2009	2008	2009	2008	2009	2008
	(in $ millions)
Total revenues	899.8	1,129.4	453.1	404.1	355.9	384.0
thereof to external customers	898.1	1,127.4	445.1	395.4	352.0	381.7
thereof to other segments	1.7	2.0	8.0	8.7	3.9	2.3
Segment profit	204.0	264.1	60.4	35.0	30.4	32.3

Gas

Revenues. In 2009, the revenues of our gas segment decreased by $229.6 million, or 20.3%, from $1,129.4 million in 2008 to $899.8 million in 2009. On a constant currency basis, our revenues decreased by 15.8%.

The decline in our revenues was caused mainly by the worldwide economic downturn. The weak construction market in the United States during 2009 contributed to lower demand for both our residential and C&I meters, our gas distribution products and our gas regulators. The decline in our revenues was also due in part to a reduction in inventory levels, as some of our utility and distributor customers sought to reduce inventory in the face of weak demand in construction. This effect was partly offset by higher average prices for our residential meters in the United States.

In addition, the worldwide economic downturn negatively affected the demand for our gas utilization products as our industrial customers in the furnace engineering and machine tool industries decreased their capital expenditures in light of the economic downturn, resulting in significant volume reductions. This effect mainly impacted our revenues in Europe and Asia, where the majority of our customers for gas utilization products are located.

In Western Europe, demand for our gas metering products was negatively impacted by the weak construction markets in certain countries and deferred investment decisions by utilities as they wait on adopting new technologies and wait on responding to changing regulations. In Central and Eastern Europe, demand for our residential and C&I meters also suffered as a result of declining investments by utilities in response to the economic downturn. Increased investment by our customers in gas infrastructure projects in the Middle East and North Africa partially offset this revenue decline, as distribution stations and other advanced C&I meters with communication capabilities were delivered.

Segment profit. Our segment profit in gas decreased by $60.1 million, or 22.8%, from $264.1 million in 2008 to $204.0 million in 2009. The segment profit margin slightly decreased by 0.7 percentage points from 23.4% in 2008 to 22.7% in 2009. On a constant currency basis, our gas segment profit decreased to $212.3 million, or 19.6%, in 2009 compared to 2008.

The segment profit of our gas segment was lower in 2009 mainly due to a shift to lower margin products. These products comprised lower margin meters and equipment delivered in the context of several distribution station projects containing a larger proportion of components that we purchased from third parties thereby reducing our own profit margin. In addition, capacity utilization was lower in 2009 than in 2008. These effects were offset in part by the results of our cost-saving initiatives in the segment and lower market prices for some raw materials for which we had not entered into fixed contracts. We improved our cost base in the gas segment through cost-saving initiatives at two sites in Germany and reducing headcount at our sites in the Unites States and in Slovakia. Our distribution and selling expenses also declined due to lower sales commissions and lower variable shipping and handling costs.

In our gas segment, we increased R&D activities and retained external engineering consultants and research institutes in connection with our introduction of new products. In North America, we introduced a gas module for EnergyAxis and new types of gas regulators. Elsewhere, we introduced a new encoder for gas meters with wired communication and worked on a new generation of ultrasonic flow meters for C&I gas applications.

Electricity

Revenues. In 2009, the revenues of our electricity segment increased by $49.0 million, or 12.1%, from $404.1 million in 2008 to $453.1 million. On a constant currency basis, our revenues increased by 16.4%.

The increase in revenues in our electricity segment was primarily driven by the increase in our Smart Offerings, mainly from deployments in North America. In the United States, we deployed EnergyAxis systems, including residential and C&I smart meters for electricity utilities and multi-utilities, under contracts with, among others, Arizona Public Service Company, Salt River Project in Arizona, Black Hills and several mid-sized utilities. We also deployed EnergyAxis systems in several regions in Canada and Central America. Outside North America, we recorded higher revenues in the Middle East, mainly due to one large order of smart meters. Our revenues also increased in Western Europe, in part due to investments in the energy infrastructure. To that end, we are engaged in more than a dozen Smart Offerings pilot projects in the European Union.

The increase in our revenues was offset in part by lower sales in Eastern and Central Europe, which were negatively affected by the economic downturn. In these regions, demand for our C&I meters declined as utilities decreased investment and deferred decisions relating to new capital expenditures. In Latin America, our revenues declined largely due to decreased sales of manual-read meters in response to the economic downturn.

Segment profit. Our segment profit in electricity increased by $25.4 million, or 72.6%, from $35.0 million in 2008 to $60.4 million in 2009. The segment profit margin increased by 4.6 percentage points from 8.7% in 2008 to 13.3% in 2009. On a constant currency basis, our segment profit was $62 million in 2009, an increase of 77.1% compared to 2008.

The increase in our segment profit reflected higher margins, due in large part to a more favorable product mix among our electricity products year to year, particularly in North America. In addition, we improved utilization of capacity at our Raleigh, North Carolina site where we ramped up production of our new REX 2 residential meter. We also introduced various improvements to our design production and engineering and implemented several procurement initiatives. These positive impacts were offset in part by a reduction in volumes of our higher margin C&I meters in Eastern and Central Europe. In addition, we incurred higher costs, as a substantial portion of the sales force expansion we describe above took place in the electricity segment. We also incurred higher R&D expense in our electricity segment in connection with the R&D initiatives previously described.

Water

Revenues. In 2009, the revenues of the water segment decreased by $28.1 million, or 7.3%, from $384.0 million in 2008 to $355.9 million in 2009. On a constant currency basis, our revenues in water decreased by 1.2%.

Our revenues were mainly affected by the worldwide economic downturn, as we recorded lower sales due to weaker construction demand in our key markets, such as the United Kingdom. In addition, we experienced lower sales volume in the Middle East. This decrease was partially offset by increased sales in North America despite challenging market conditions, mainly driven by the reorganization of our sales activities, our modified product offering and to a lesser degree various pilots of our Smart Offerings for water, including our Evolution product line. We also partially offset the decline in revenues in Western Europe with increased sales of our submetering products and Smart Offerings.

Segment profit. The segment profit in our water segment decreased by $1.9 million, or 5.9%, from $32.3 million in 2008 to $30.4 million in 2009. The segment profit margin increased by 0.1 percentage points from 8.4% in 2008 to 8.5% in 2009. On a constant currency basis, our water segment profit was $33.0 million, an increase of 2.2% in 2009 compared to 2008.

The slight decrease in segment profit was largely a result of lower revenues. In addition, although we were not able to benefit from the full effect of the decrease of average raw material prices for brass and bronze in 2009 due to fixed-price contracts we had entered into earlier, we reduced our dependence on these raw materials with the introduction of our latest generation of polymer meters, which reduces cost and limits exposure to market price volatility. Our structural costs benefited from several restructuring projects including the rationalization of our operations in Latin America and in United Kingdom. We centralized our manufacturing lines in Central Europe and continued outsourcing certain non-core processes.

Our R&D expenses declined slightly between 2008 and 2009. We invested in enhancing our smart meter water solution for the United States and other markets. In addition we introduced a new residential volumetric meter that incorporates polymer materials. In 2009, we also launched a new single jet meter with improved measuring performance that is pre-equipped for AMR functionality.

Historical Factors Affecting Our Recent Results

Our results in 2010, 2009 and 2008 were significantly affected by a number of factors relating to our corporate history, measures we have taken to transform our company and our preparation to become a public company. The factors we describe below are those that we have taken into account in calculating our Adjusted EBITDA, which we describe in more detail below, and are the items that our management does not allocate to the segments in calculating segment profit. These factors are:

•	foreign currency exchange effects;

•	the management equity program, or MEP;

•	expenses for our preparation to become a public company;

•	employee termination and exit costs;

•	business process reengineering and reorganization costs;

•	IT project costs;

•	gain from sales of real estate;

•	strategy development costs;

•	business combination costs;

•	impairment of intangible assets;

•	effects of termination of a distributor; and

•	other items.

Foreign Currency Exchange Effects

As a result of our international operations, we are subject to risks associated with the fluctuations of foreign currencies against other foreign currencies. This affects our financial statements and results of operations in various ways.

•
As part of our consolidation each period, we translate the financial statements of those entities in our group that have functional currencies other than the dollar into dollars at the period-end exchange rates (in the case of balance sheet items) and the average exchange rates for the period (in the case of statement of operations items). The translated values in respect of each entity fluctuate over time with the movement of the exchange rate for the entity's functional currency against the dollar. We refer to this as the currency translation effect. It is not practicable to hedge against this risk.

•
Most of our group companies make their purchases and sales primarily in their respective functional currencies. However, entities within the group make sometimes purchases and sales denominated in currencies other than their functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase, or decrease, if the other currency depreciates against its functional currency. Similarly, for sales in a currency other than the entity's functional currency, its revenues will increase to the extent that the other currency appreciates against the entity's functional currency and decrease to the extent that currency depreciates against the entity's functional currency. These movements can have a material effect on the gross margin of the entity concerned and on our consolidated gross margin.

•
After a purchase or sale is completed, the currency transaction effect continues to affect foreign currency accounts payable and accounts receivable on the books of those entities that made purchases or sales in a foreign currency. These entities are required to remeasure these balances at market exchange rates at the end of each period. In 2008, we incurred a foreign currency loss of $7.4 million resulting from these remeasurements; in 2009 we recognized a gain of $2.9 million and in 2010, we incurred a gain of $2.3 million. We intend, through our group treasury function, to enter into foreign currency derivative financial products to mitigate exchange rate losses when the appropriate financial products are available on attractive terms. However, it is often economically disadvantageous to pay the costs associated with hedging against every possible currency movement, particularly between currencies that have traditionally been rather stable, and we will continue to be subject to this risk.

In addition to these exposures, we were also exposed to the risk of fluctuations in currency exchange rates in connection with our financing arrangements, in particular those arising out of the multi-currency borrowing facilities we have drawn upon under our Senior Facilities Agreement.

Under our Senior Facilities Agreement, we initially made drawings through our U.K. subsidiary denominated in both euro and pounds sterling. With respect to the U.K. subsidiary's euro-denominated drawing and because the functional currency of the U.K. subsidiary is the pound sterling, that subsidiary was required to mark changes in the value of its euro-denominated liability to the banks to the market value of the euro, expressed in pounds sterling, periodically as the exchange rate of euro for pounds sterling changed. With respect to the pound sterling-denominated drawing, in 2008, Elster Holdings GmbH made an inter-company loan, denominated in pounds sterling, to its U.K. subsidiary in an amount that permitted the U.K. subsidiary to repay parts of the pound sterling-denominated tranche of the Senior Facilities Agreement it had drawn. As a consequence, Elster Holdings GmbH was required to mark the changes in value of its pound sterling-denominated loan to its U.K. subsidiary to the market value of the euro, expressed in pounds sterling, periodically as the exchange rate of euro for pounds sterling changes. These attributes of our group financing structure led us to recognize a foreign exchange rate gain of $0.6 million in 2010 and of $11.5 million in 2009 and foreign exchange rate loss of $37.8 million in 2008.

In order to reduce the volume of foreign currency exposure at the level of the U.K. subsidiary (with respect to that subsidiary's euro-denominated debt) and at the level of Elster Holdings GmbH (with respect to its pound sterling-denominated inter-company loan to the U.K. subsidiary), our U.K. subsidiary sold three of its subsidiaries in 2009 and 2010, located in Spain, South Africa and Australia, to Elster Holdings GmbH as part of a project to simplify our legal structure for an aggregate consideration of €65.6 million. Following the IPO $53.8 million of the amounts outstanding under our Senior Facilities Agreement have been repaid of which $9.6 million were related to a repayment of the pound sterling tranche and $44.2 million were related to the repayment of the euro-denominated tranches.

The following table sets forth the foreign exchange transaction gains and losses resulting from these assets and liabilities in the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Gains (losses) related to financing	0.6	11.5	-37.8
Gains (losses) related to accounts receivable and payable	2.3	2.9	-7.4
Foreign currency exchange effects	2.9	14.4	-45.2

Management Equity Program

In November 2006, we and Rembrandt created our Management Equity Program, or MEP, as a measure to align interests between our key management personnel, our shareholders and our company. In our accounting for the effects of the MEP, we have recalculated the value of our company, using the index described in "Item 7. Major Shareholders and Related Party Transactions—The Management KG and Our Management Equity Program—The Management Equity Program", as of the end of each financial period. To the extent the formula-based value, so determined, had changed, we recognized a corresponding item in our compensation expense, included in our general and administrative expenses, and made a corresponding adjustment to the additional paid-in capital of the company. If a periodic valuation showed an increase in value, we recorded compensation expense and an increase in our additional paid-in capital, and if the periodic valuation showed a decline in value, we showed an income item in compensation expense and a reduction in our additional paid-in capital. There were no cash outflows for our company associated with the MEP.

The following table sets forth the impact on compensation expense relating to our MEP in the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Management Equity Program	-13.6	-33.3	90.7

These periodic revaluations and the related recognition of compensation expense or income in respect of the MEP continued through the date of the IPO. After the IPO, we were no longer be required to recognize any charges or income in respect of the MEP. Accordingly, September 30, 2010 was the last measurement date. On September 30, 2010, we recognized a MEP-related compensation gain in general and administrative expenses. Because a market price for our shares was established at the time of our IPO, the public offering price for the IPO, or $13 per ADS, was used to determine the valuation of our company for purposes of the final recognition of accumulated compensation expense in respect of the MEP. Based upon the initial offering price of $13 per ADS, we recognized a gain in general and administrative expenses of $13.6 million in 2010.

Expenses for Preparation to Become a Public Company

Our company was formed through the purchase by private equity funds and related investors (including the members of management and others who participate in the Management KG) of business units from E.ON Ruhrgas AG. After our formation and the decision to focus on the metering business, we began taking measures designed to ensure our ability to operate as an independent company and, in connection with the IPO, as a public company.

The following table summarizes these expenses for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Expenses for Preparation to Become a Public Company	12.7	23.0	7.0

We have incurred costs to enhance our systems of internal controls in light of the requirements applicable to public companies with respect to disclosure controls and internal controls over financial reporting. These costs related mostly to improvements in our internal audit processes and for the documentation of internal controls as well as to enhancements to our IT systems and our financial processes. The costs for the conversion of financial reporting related to our decision to begin preparing our financial statements in accordance with U.S. GAAP and consisted of consulting fees, costs for the modification of our financial reporting system to enable the preparation of U.S. GAAP financial statements and the additional audit fees we paid in respect of the comparative periods. Corporate relocation and governance costs mainly encompass fees for tax and legal advice in connection with the relocation of Elster Group SE from Luxembourg to Germany, the establishment of a corporate governance structure suitable for a public company and the costs for the preparation of our IPO as well as the cost to prepare for our listing on the New York Stock Exchange. In 2008, we also incurred fees, mainly tax and legal fees, in connection with the recapitalization of the Company we describe in "Item 4. Information on the Company —Transactions Relating to Our Share Capital."

Employee Termination and Exit Costs

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Employee termination and exit costs	6.2	25.4	10.5

In connection with our efforts to focus our company on its core business and to enhance the efficiency and operating profitability of our business procedures, we restructured some of our operations, in particular those relating to the manufacturing processes. For details on these measures and costs, see Note 5 to our consolidated financial statements.

Business Process Reengineering and Reorganization Costs

We recorded a number of charges and expenses, as well as several gains, in recent years in connection with the transactions and other measures we have took as part of the decision we and our shareholders made after our acquisition in 2005 to transform the entities that had been acquired into a more focused enterprise. In addition to employee termination and exit costs and gains from the disposal of assets, we set in motion several programs and related initiatives in connection with this transformation that are included in this item. These included initiatives designed to increase the efficiency and profitability of our core businesses, including the harmonization and standardization of procedures. Examples include severance, early retirement and other compensation expense to former management and employees, inventory write downs, consulting services, the cost of legal reorganization of our group, impairments of long-lived assets, relocation costs for certain operations and recruitment costs. In 2010, the charges primarily relate to losses on dispositions of real estate.

At the time of our acquisition in September 2005, we had inherited a legal structure that was unfavorable from an organizational, management and cost perspective. Therefore, we decided to simplify our legal structure. Through this structure, we also hoped to implement a more cost effective legal structure by consolidating multiple legal entities that had previously existed in one jurisdiction and to support the implementation of harmonized and standardized processes. In 2009, this program had reduced the number of legal entities that had existed at the time of the acquisition. These improvement programs continued through 2009 and to a certain extent in 2010. Despite the beneficial effects of these programs, our concern over the financial crisis and economic downturn that began in 2008 led us to adopt a further program of efficiency improvements in 2008. These initiatives are intended to further rationalize our business and operations to enable us to weather what appeared to us to be an unusual economic contraction with uncertain effects on our business.

The following table sets forth the related reorganization charges and expenses we incurred in the periods indicated in connection with the focus on our core business.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Business process reengineering and reorganization costs	5.9	16.8	3.2

Other Historical Factors Affecting Our Results

The following table summarizes the other factors we include in our analysis of factors impacting us in connection with our history and the transformation of our company.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Strategy development costs	0.3	3.6	7.8
IT project costs	1.9	8.6	3.6
Gain (loss) from sale of real estate	0.0	-2.5	-0.8
Business combination costs	0.0	1.8	0.0
Impairment of intangible assets	0.0	2.3	1.3
Effects of termination of a distributor	9.8	0.0	0.0
Other	0.3	0.3	-0.2
Total	12.3	14.1	11.7

Strategy development costs. In 2009, we initiated a number of market and strategy studies and continued many that we had begun in 2008, including the preparation of a report on our industry that we commissioned to assist us in formulating our business plan and in anticipation of our IPO. Our strategy development costs in 2010 are related to the update of the market study. In 2008, we retained consultants to assist us in determining the viability of the new direction in which we began to take our company after the acquisition in 2005 and improving our organizational structures and processes. In particular, we sought expertise in improving the supply chain in the pre-existing and newly restructured manufacturing process that resulted from our efficiency and profitability enhancement efforts. Further costs were related to market studies, including with regard to Smart Grid market volumes and potential Smart Offerings rollouts. Additional consulting expenses were related to the implementation of our group transfer pricing policy and to recruiting expenses to find key management employees to assist us in our increased focus on our Smart Offerings.

IT project costs. At the time of our acquisition, we inherited an IT system that was fragmented, hindering the implementation of our improvement objectives and our smart metering strategy. Therefore, we decided to begin to harmonize and simplify our IT and communication systems. In addition, we incurred costs relating to an outsourcing project for our IT infrastructure from 2008 through 2010.

Gain from the sale of real estate. We realized gains on the sale of some of our real estate assets, including our former production sites in Yateley and Harpersfield, England and in Lille, France, as well as an office in Düsseldorf, Germany. In 2008, we realized a gain on our sale of our site in Kidderminster, England and in 2009 we realized a gain on the sale of properties in Germany and Belgium.

Business combination costs. In 2009, we recorded the acquisition cost related to a business we acquired as expense in accordance with ASC 805, formerly FASB 141(revised). Consistent with the accounting treatment that would have applied previously, under which the acquisition costs would have been capitalized together with the purchase price; we have considered these expenses as not indicative to evaluate the business performance.

Impairment of intangible assets. In connection with our increased focus on our Smart Offerings, we reduced the value on our balance sheet of trade names we use for some of our industrial products. In addition, we decided to supplement a number of previous trade names with a new naming convention based on the Elster name. We recorded impairment charges at the time we adjusted the values on our balance sheet of these trade names.

Effects of termination of a distributor. In 2010, we wrote down inventory of $9.2 million and impaired receivables in an amount of $0.6 million in connection with our decision to terminate our relationship with one of our distributors active in an emerging market served by our electricity segment. We decided to cease doing business with the distributor when we became aware that the distributor may have engaged in conduct on behalf of other parties for which it acted that, if engaged in on our behalf, could have violated our compliance policies. When we terminated the relationship, we were unable to recover the value of inventory already in the possession of the distributor and certain inventories stored in our own warehouse.

Special Note Regarding Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We use and disclose the non-GAAP financial measures Adjusted EBITDA and Net income before amortization of PPA. These measures are described below. We also use and disclose the non-GAAP financial measure free cash flow. We describe free cash flow below under "—Liquidity and Capital Resources—Free Cash Flow."

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Net income (loss)	92.0	52.3	-87.1
Income tax expense	29.4	39.3	30.9
Interest expenses, net	60.1	55.4	117.3
Depreciation and amortization	85.5	85.4	85.3
Gain on disposal of discontinued operations	-2.6	0.0	0.0
Foreign currency exchange effects	-2.9	-14.4	45.1
Management equity program	-13.6	-33.3	90.7
Expenses for preparation to become a public company	12.7	23.0	7.0
Strategy development costs	0.3	3.6	7.8
Employee termination and exit costs	6.2	25.4	10.5
Business process reengineering and reorganization costs	5.9	16.8	3.2
IT project cost	1.9	8.6	3.6
Gain (loss) from sale of real estate	0.0	-2.5	-0.8
Effects of termination of a distributor	9.8	0.0	0.0
Business combination cost	0.0	1.7	0.0
Impairment of intangible assets	0.0	2.3	1.3
Other	0.3	0.3	-0.2
Adjusted EBITDA	285.0	264.1	314.6

The following table sets forth a reconciliation of net cash flow from operating activities to Adjusted EBITDA for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Cash flows from operating activities	141.3	119.6	114.1
Income taxes paid	28.7	42.7	50.6
Interest paid	50.1	45.4	74.1
Dividends from equity method investees, net of equity in earnings	-2.3	-2.2	-1.7
Expenses for preparation to become a public company	12.7	23.0	7.0
Strategy development costs	0.3	3.6	7.8
Employee termination and exit costs	6.2	25.4	10.5
Business process reengineering and reorganization costs	5.9	16.8	3.2
IT projects costs	1.9	8.6	3.6
Other	0.3	0.3	-0.2
Increase (decrease) in all other assets and liabilities, net	39.9	-19.1	45.6
Adjusted EBITDA	285.0	264.1	314.6

Management's Uses of Adjusted EBITDA

Adjusted EBITDA on a consolidated basis is important in analyzing our liquidity, financial condition and operational flexibility because our Senior Facilities Agreement contains financial covenants that are determined based on Adjusted EBITDA. These covenants are a material term of this agreement, and the agreement is material to us because it governs substantially all of our debt, which in turn represents a substantial portion of our capitalization. Non-compliance with the financial covenants under our Senior Facilities Agreement—our maximum total leverage ratio and our minimum interest coverage ratio, in particular—could result in the lenders' requiring us to immediately repay all amounts borrowed. In addition, the interest rate on some of the indebtedness we have drawn under the Senior Facilities Agreement is dependent on the leverage ratio calculated under the Senior Facilities Agreement, which is based on Adjusted EBITDA. Accordingly, in managing our business on a day-to-day basis, we take into account as an important driver in our decision making the effects of the alternatives open to us on our Adjusted EBITDA as calculated under the terms of our major financing facility.

We use Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe this financial measure on a consolidated basis is helpful in highlighting trends in our overall business because the items excluded in calculating Adjusted EBITDA have little or no bearing on our day-to-day operating performance. In addition, our management, in assessing our company in the periods since its acquisition, has used this measure based on its view that it is a useful indicator of our operating performance. We also use Adjusted EBITDA on a consolidated basis as a liquidity measure. It is also important for us in projecting our interest expense.

Adjusted EBITDA, which is referred to in the Senior Facilities Agreement, which we have filed as an exhibit to the annual report, as "Consolidated EBITDA," is defined in the Senior Facilities Agreement as consolidated profits of the Elster Group from ordinary activities before taxation:

•
before taking into account any accrued interest, commission, fees, discounts and other finance payments incurred or payable by or owed to any member of the Elster Group in respect of financial indebtedness;

•
after deducting the amount of any profit of any member of the Elster Group that is attributable to minority interests or the interests of any shareholder of or, as the case may be, partner in such member of the Elster Group who is not a member of the Elster Group;

•
after taking into account any exchange gains and losses on operational trading and hedges relating to these items, but not taking into account any other realized and unrealized exchange gains and losses (including those arising on translation of currency debt);

•	before taking into account any gain or loss arising from an upward or downward revaluation of any asset or on the disposal of an asset;

•	plus any loss on any one-off or non-recurring items;

•	minus any gain on any one-off or non-recurring items;

•	before deducting reorganization and litigation costs that are incurred and included in the base case model and any additional permitted reorganization;

•
before deducting any fees, costs, expenses and taxes incurred in connection with the preparation of the finance documents, including the Senior Facilities Agreement, as well shareholders' agreements and other documents relating to the acquisition of Ruhrgas Industries GmbH;

•	before deducting non-cash pension costs (including service costs and pension interest costs) but after deducting cash pension costs (we do not make this adjustment under U.S. GAAP);

•
plus any fees, costs or charges of a non-recurring nature related to any equity offering, investments, acquisitions or financial indebtedness permitted under the finance documents (and whether or not successful); and

•	plus any management fees paid to funds advised by CVC and holding company costs where permitted to be paid under the finance documents,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining profits of the Elster Group from ordinary activities before taxation, plus the consolidated depreciation and amortization of the Elster Group and any impairment costs of the Elster Group.

With respect to permitted acquisitions under the Senior Facilities Agreement, we include Adjusted EBITDA for such entities in calculating our pro forma Adjusted EBITDA for purposes of that agreement. The adjustments made to income from continuing operations before income taxes of such entities directly correlate to the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

"Consolidated EBITDA,” as defined in the Senior Facilities Agreement, differs from the measure of Adjusted EBITDA we have disclosed in a way we believe is immaterial. This difference is that the Senior Facilities Agreement excludes the modest amount of dividends we receive from companies in which we hold minority interests, including those we account for using the equity method. We do not exclude these dividends when we calculate the measure of Adjusted EBITDA we disclose in this annual report. These dividends totaled $3.0 million in 2010, $3.3 million in 2009 and $2.9 million in 2008. The companies concerned are distributors through which we sell our products and in which we own minority interests in support of their functions, and we believe that it is relevant to assessing the performance of our business to include the dividends that these companies pay in the measure of Adjusted EBITDA we use for assessing performance. Due to the immateriality of the difference between this measure of Adjusted EBITDA and the Senior Credit Facilities definition, we do not differentiate between them in this discussion.

We also use a measure equal to Adjusted EBITDA on a segment basis as the primary measure used by our chief operating decision maker to evaluate the ongoing performance of our business segments. On a segment basis, we define segment profits as earnings of a segment before income taxes, interest expense and depreciation and amortization, as well as certain gains and losses, and other income and expense items determined by our senior management to have little or no bearing on the day-to-day operating performance of our business segments. The adjustments made to earnings of a segment before income taxes, interest expense and depreciation and amortization correlate with the adjustments made to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the Senior Facilities Agreement.

Limitations of Adjusted EBITDA

While Adjusted EBITDA is an important financial measure for our management, it has inherent limitations as an analytical tool, and you should not view it in isolation. Most importantly, it is not a substitute for the U.S. GAAP measures of earnings and cash flows, which are net income (loss) and cash flows from operating activities. Material limitations associated with making the adjustments to our earnings and cash flows to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures, include:

•
the cash portion of our net interest expense, our income tax benefit or provision and our restructuring charges, as well as the charges related to our IPO, and the other items for which we make adjustments in calculating Adjusted EBITDA, generally represent charges or gains that may significantly affect funds available to use in our operating, investing and financing activities;

•
foreign exchange gains (losses), although not immediately affecting cash when recorded, may affect the amount of funds we receive from our customers or the amount of funds we need to pay our suppliers or service our debt because we expect foreign currency effects to continue in the future; and

•
depreciation, amortization, and impairment charges, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of the plant, equipment and intangible assets which permit us to manufacture and/or market our products. These non-cash items may nevertheless be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or for an understanding of relevant trends causing asset value changes.

You may find any one or all of these items important in evaluating our performance, results of operations, financial position and liquidity, and we recommend that you consider them. Our management compensates for the limitations of its use of Adjusted EBITDA by using it as a supplement to our U.S. GAAP results to provide us with a more complete understanding of the separate factors and trends affecting our business, and to manage the business as efficiently as possible within the framework of our material financing arrangements.

Adjusted EBITDA is not an alternative to net income (loss), or cash flows from operating activities, each as calculated and presented in accordance with U.S. GAAP. You should not rely on Adjusted EBITDA as a substitute for any of these U.S. GAAP financial measures. We strongly urge you to review the above reconciliations of Adjusted EBITDA to the closest U.S. GAAP financial measures and other financial information. We also strongly urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our consolidated financial statements included elsewhere in this annual report and the other information we present in this annual report.

Net Income (Loss) Before Amortization of PPA

We define net income before amortization of purchase price allocation (PPA) as net income (loss) excluding the expenses associated with the amortization of that portion of our intangible assets that comprises the allocation of the purchase price we paid in our business acquisitions in excess of the previous carrying amount of the intangible assets before the acquisition occurred. We refer to the adjusted expense as amortization before PPA. We also present this amortization measure net of the income tax effects related to that amortization before PPA. We believe that this non-GAAP financial measure is useful to management, investors and financial analysts in assessing our company's operating performance because it excludes the effect of the non-cash expenses that are related solely to the allocation of purchase prices paid in business acquisitions to those intangible assets acquired in connection with these business acquisitions. Fair values for these balance sheet items are determined as of the time of an acquisition and then amortized over their respective useful lives, which generally cannot be changed or influenced by management after the acquisition. By excluding these amortization expenses and the related income tax effects, we believe that it is easier for our management, investors and financial analysts to compare our financial results over multiple periods and analyze trends in our operations. For example, expenses related to amortization of intangible assets are now decreasing, but the positive effect of this decrease on our net income is not necessarily reflective of the operations of our businesses.

There are important limitations related to the use of net income before amortization of PPA instead of net income calculated in accordance with U.S. GAAP. For example, net income before amortization of PPA excludes a cost that is recurring, which is the amortization charge on the allocated assets. Additionally, the amortization expenses that we exclude in our calculation of net income before amortization of PPA may differ from the expenses that our peer companies exclude when they report the results of their operations because they relate to the acquisition in which we engaged. You may find amortization on purchase price allocations to be important in evaluating our performance, results of our operations and financial position, and we encourage you to consider it. Net income (loss) before amortization of PPA is not an alternative to net income or net loss as calculated and presented in accordance with U.S. GAAP. We urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our consolidated financial statements included elsewhere in this annual report and the other information we present in this annual report.

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Net income (loss)	92.0	52.3	-87.1
Amortization of purchase price allocation	33.1	33.7	34.7
Less: income taxes on amortization of purchase price allocation	-10.7	-11.0	-11.1
Net income (loss) before amortization of PPA	114.4	75.0	-63.5

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations and borrowing under our Senior Facilities Agreement. Our cash flows can be volatile and are sensitive to various factors including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Cash flows from operating activities	141.3	119.6	114.1
Net cash flow from (used in) investing activitites	-28.0	-43.0	-79.0
Net cash flow from (used in) financing activitites	25.4	-77.4	-8.7
Effect of exchange rate fluctuations on cash held	2.1	2.0	-5.5
Cash and cash equivalents at the end of the period	216.3	75.4	74.3

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

We recognized an operating cash inflow of $141.3 million in 2010, as compared to an operating cash inflow of $119.6 million in 2009. The key drivers of the change were primarily higher revenues at improved gross margins. This was to a certain extent offset by higher working capital driven by the increase in our revenues.

In 2010, we recognized a net cash outflow of $28.0 million for investing activities, compared to a cash outflow of $43.0 million in 2009. This decrease is primarily due to a payment for an acquisition in 2009. Capital expenditures increased by $11.9 million to $42.4 million. The capital expenditures in 2010 were to a significant extent attributable to our investments in the enhancement and expansion of our Smart Offering production capabilities and to our replacement of our production equipment and IT infrastructure.

Our cash inflow from financing activities was $25.4 million in 2010, as compared to an outflow of $77.4 million in 2009. The IPO proceeds, net of offering costs, of $153.3 million were predominantly used for the repayment of a portion of our borrowings outstanding under the Senior Facility Agreement and a shareholder loan. In addition, net proceeds from bank borrowings were $22.7 million in 2010 compared to net repayments of $73.3 million in 2009.

Our cash and cash equivalents increased by $140.9 million to $216.3 million at December 31, 2010 over the prior year, an increase of 186.9%. At December 31, 2009, we had cash and cash equivalents of $75.4 million.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Our operating cash flow increased by $5.5 million, or 4.8% from $114.1 million in 2008 to $119.6 million in 2009. The primary reason for the change in our cash flow was changes in our working capital. In particular, we reduced our inventory significantly in 2009 as compared to 2008, due in part to process improvements and active management that permitted us to maintain lower inventory levels. Our accounts receivable also declined due in large part to decreased sales. This was offset in part due to lower accounts payable.

In 2009, we recognized a net cash outflow of $43.0 million for investing activities, a decrease of $36.0 million from a net cash outflow of $79.0 million in 2008. We paid the first tranche of the purchase price for a business acquisition in 2009, leading to a cash decrease. In addition, investments in intangible and tangible assets were $30.5 million in 2009 compared with $81.8 million in 2008. Our capital expenditures in 2009 were largely made in our assembly facilities, related equipment and IT infrastructure. They were driven by replacement as well as improvement investments to streamline the manufacturing network and supply chain and investments for the enhancement and expansion of production capabilities for Smart Offerings, mainly in North America and Europe. In addition, we invested in our Enterprise Resource Planning, or ERP, systems, particularly in North America, which allow us to respond to higher production demand at our site in Raleigh, North Carolina. These outflows were partly offset by inflows relating to our sale of certain real estate assets, which amounted to $14.8 million.

The cash outflow from financing activities was $77.4 million in 2009 compared to $8.7 million in 2008. In contrast to 2008, the decrease in cash was mainly caused by repayments of bank borrowings in excess of the proceeds from bank borrowings in 2009.

Our cash position is also affected by the change in exchange rates, particularly the euro against the U.S. dollar and the pound sterling in 2009.

Our cash and cash equivalents increased by $1.1 million to $75.4 million at December 31, 2009 over the prior year, an increase of 1.5%. At December 31, 2008, we had cash and cash equivalents of $74.3 million.

Free Cash Flow

We define free cash flow as cash flows from operating activities less purchases of property, plant and equipment and intangible assets. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, "free cash flow" is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. There are important limitations related to the use of free cash flow instead of cash flows from operating activities calculated in accordance with U.S. GAAP.

We believe the most comparable U.S. GAAP measure to free cash flow is cash flows from operating activities. We report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. We urge you not to rely on any single financial measure to evaluate our business but instead to form your view on our business with reference to our annual consolidated financial statements included elsewhere in this annual report and the other information we present in this annual report.

Free cash flow is determined as follows from our consolidated statements of cash flows:

	Year Ended December 31,
	2010	2009	2008
	(in $ millions)
Cash flows from operating activities	141.3	119.6	114.1
Purchase of property, plant and equipment and intangible assets	42.4	30.5	81.8
Free cash flow	98.9	89.1	32.3

Capital Requirements

We require capital primarily to:

•	finance our operations;

•	make scheduled interest and principal payments on our debt;

•	make planned capital expenditures; and

•	settle contingencies, if and when they occur.

We expect to meet these requirements through:

•	cash flow generated from operations;

•	cash and cash equivalents on hand;

•	available undrawn credit facilities; and

•	capital market and other financing transactions in which we may engage in the future.

We believe that our working capital is sufficient for our present requirements. As of December 31, 2010, we had no material commitments for capital expenditures.

Contractual Obligations

The following table sets forth information on our contractual obligations by due date.

	As of December 31, 2010
	Total	Less than 1 Year	1 to Less Than 3 Years	3-5 Years	More than 5 Years
	(in $ millions)
Long-term debt obligations	840.0	17.7	447.5	374.8	0.0
Capital lease obligations	0.4	0.3	0.1	0.0	0.0
Operating lease obligations	20.9	5.6	8.5	3.3	3.5
Purchase obligations	0.1	0.1	0.0	0.0	0.0
Income tax payables	35.2	17.9	7.7	6.1	3.5
Total	896.6	41.6	463.8	384.2	7.0

Contractual obligations for our long term debt obligations do not include future interest payments. Payments for pension and other long-term employee benefits are not included in the table above. Please refer to Note 13 to the consolidated financial statements for detailed information on expected payments on our German and foreign employee benefit plans.

Off-Balance Sheet Transactions

We have no off-balance sheet arrangements other than operating leases relating to real estate, computer equipment and vehicles and derivative instruments. These arrangements are not material.

Senior Facilities Agreement

Overview. In connection with the acquisition of Ruhrgas Industries GmbH, Nachtwache Acquisition GmbH (now Elster Holdings GmbH, which we refer to as Elster Holdings) entered into the Senior Facilities Agreement originally dated June 12, 2005. It has since been amended on twelve occasions, most recently as of March 7, 2011. CIBC World Markets plc, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, Frankfurt Branch were Mandated Lead Arrangers under the Senior Facilities Agreement, Deutsche Bank AG is the Facility Agent and Security Agent, CIBC World Markets plc is the Documentation Agent and these institutions plus more than 60 additional institutions via a loan syndication are the financing providers. The original main purpose of the Senior Facilities Agreement was to finance the acquisition and restructuring of Ruhrgas Industries GmbH and its subsidiaries worldwide. The Senior Facilities Agreement continues to be our main source of external financing.  However, since all of our outstanding debt under the Senior Facilities Agreement is scheduled to mature by 2014, we are currently engaged in negotiations with several banks regarding alternatives for the refinancing of our existing indebtedness.  As of December 31, 2010, $822.3 million in aggregate principal amount was outstanding under the Senior Facilities Agreement. The next payment is due on September 30, 2012. In addition, $106.2 million in lender guarantees and letters of credit are outstanding under the bonding facility referred to below. The following is a summary of the terms of the Senior Facilities Agreement that we believe are the most important. We have filed the Senior Facilities Agreement as an exhibit to this annual report, and refer you to the exhibit for more information on the Senior Facilities Agreement.

Structure. The Senior Facilities Agreement provides for:

•	a senior tranche A term loan facility, in a maximum aggregate amount of €220 million which we repaid in full following our IPO and the last scheduled repayment of £1.5m ($2.3m) on December 31, 2010;

•
a senior tranche B term loan facility, in a maximum aggregate amount of €222.5 million and which had an outstanding aggregate principal amount of €95.2 million and $115.0 million ($242.2 million total) as of December 31, 2010;

•
a senior tranche B-1 term loan facility, in a maximum aggregate amount of €202.5 million and which had an outstanding aggregate principal amount of €99.2 million ($132.6 million total) as of December 31, 2010;

•
a senior tranche C term loan facility, in a maximum aggregate amount of €222.5 million and which had an outstanding aggregate principal amount of €95.2 million and $115.0 million ($242.2 million total) as of December 31, 2010;

•
a senior tranche C-1 term loan facility, in a maximum aggregate amount of €202.5 million and which had an outstanding aggregate principal amount of €99.2 million ($132.6 million total) as of December 31, 2010;

•	a bonding facility available in various currencies up to a maximum aggregate principal amount of €140 million of which €79.5 million ($106.2 million) was outstanding as of December 31, 2010; and

•
a revolving facility available in various currencies up to a maximum aggregate principal amount of €150 million of which £41.9 million and €5.6 million ($72.6 million) was outstanding as of December 31, 2010.

The dollar equivalents of the borrowings denominated in euros and in pound sterling are based on the European Central Bank's foreign exchange reference rates prevailing on December 31, 2010 of €1.00=$1.3362 and €1.00=£0.86075. The Senior Facilities Agreement also provided for a tranche D second lien term loan facility in a maximum aggregate amount of €70 million. We repaid all amounts owed under this tranche in October 2006.

 Availability. The primary purpose of the term loan facilities was to finance the acquisition of Ruhrgas Industries GmbH, including the refinancing of its outstanding debt and related transaction costs. Elster Holdings and certain of its subsidiaries drew a total amount of €40.0 million, £83.5 million and $73.9 million on the tranche A term loan facility, €111.3 million and $137.1 million on the tranche B term loan facilities, €111.3 million and $137.1 million on the tranche C term loan facilities and €70.0 million on a tranche D second lien facility. Elster Holdings drew €115.9 million and $64.2 million under the tranche B-1 term loan facility and €115.9 million and $64.2 million under the tranche C-1 facility in October 2006 in order to pay back amounts borrowed under a mezzanine facility created for the purpose of the acquisition under the tranche D second lien facility. We may no longer borrow the repaid or unused amounts under the term loan facilities.

We may use the instruments available under the bonding facility for our general corporate purposes, including for lender guarantees in bid tenders. We may use proceeds under the revolving facility for our general corporate purposes and certain capital expenditures, as well as for the financing of permitted acquisitions and reorganizations.

Interest rates and fees. Borrowings under each of the facilities bear interest at a rate equal to an applicable margin plus either EURIBOR, in the case of euro denominated facilities, or LIBOR, in the case of other currency denominated facilities, plus mandatory costs to cover the cost of compliance with the Bank of England and the Financial Services Authority or the European Central Bank, as applicable. The applicable base margin for borrowings is currently in relation to (i) the tranche B and tranche B-1 term facilities, 2.00% per annum, (ii) the tranche C and tranche C-1 term facilities, 2.50% per annum, (iii) the bonding facility, 1.50% per annum and (iv) the revolving facility, 1.50% per annum.

The applicable base margins for the tranche B and tranche B-1 term facilities, the bonding facility and the revolving facility are subject to adjustment each quarter based on our total leverage ratio, defined in the Senior Facilities Agreement as the ratio of the consolidated total net debt to pro forma Adjusted EBITDA (each as defined in the Senior Facilities Agreement), in respect of the rolling 12 month period ending on the last day of the relevant quarter.

The tables below set out the range of ratios and the related margin percentage per annum for each facility which are currently in effect.

Total leverage ratio	Revolving Facility and Bonding Facility
in %
Greater than 4.50:1	2.25
Equal to or less than 4.50:1 but greater than 4.00:1	1.75
Equal to or less than 4.00:1 but greater than 3.50:1	1.75
Equal to or less than 3.50:1 but greater than 3.00:1	1.50
Equal to or less than 3.00:1	1.25

Tranche B and Tranche B-1 Term Loan facilities
in %
Greater than 4.50:1	2.50
Equal to or less than 4.50:1 but greater than 4.00:1	2.25
Equal to or less than 4.00:1	2.00

In connection with our IPO, the margin percentage in respect of each facility (including the tranche C and tranche C-1 term loan facilities) have increased by 0.75% per annum for the first two financial quarters commencing after the listing of our ADSs. This adjustment will remain in effect until June 30, 2011. Thereafter, the applicable margin for each outstanding tranche (including the tranche C and tranche C-1 term loan facilities) will be increased as follows:

Total leverage ratio	Additional Margin Adjustment for Each Facility
in %
Greater than 2.50:1	0.75
Equal to or less than 2.50:1 but greater than 2.25:1	0.50
Equal to or less than 2.25:1 but greater than 2.00:1	0.25
Equal to or less than 2.00:1	No change

The table below contains the effective interest rate for the term facilities, taking into account the applicable adjusted margins, LIBOR and EURIBOR and the relevant mandatory costs as of December 31, 2010, 2009 and 2008.

	Effective interest rate as of December 31,
	2010	2009	2008
	in %	in %	in %
Facility

Tranche A Term Loan Facility
- EUR denominated	(1)	2.30	4.14
- GBP denominated		2.20	3.67
Tranche B and Tranche B-1 Term Loan Facilities
- EUR denominated	3.03	2.80	4.87
- USD denominated	2.30	2.29	2.58
Tranche C and Tranche C-1 Term Loan Facilities
- EUR denominated	3.53	3.30	5.37
- USD denominated	2.80	2.79	3.08

(1)	There were no amounts outstanding under Tranche A Term Loan Facility as of December 31, 2010.

We are also required to pay certain commitment fees in connection with the revolving facility and the bonding facility. We pay these fees quarterly in arrears at a rate of the lower of (a) 0.75% per annum and (b) 50% of the applicable margin on the daily, undrawn, uncalled amount of the total commitments under the revolving facility or the bonding facility, as applicable. We must also pay customary commissions plus a 0.125% per annum lender fee quarterly in arrears in connection with letters of credit and lender guarantees.

Guarantees and security. The obligations of borrowers (with the exception of borrowers from the United Kingdom and The Netherlands) under the facilities entered into under the Senior Facilities Agreement and related senior finance documentation are guaranteed by Elster Holdings and us. Subject to certain limitations set forth in the agreement, each existing and subsequently acquired or organized subsidiary that contributes at least 5% to Elster Holdings' pro forma Adjusted EBITDA and any of their respective holding companies must be or become a guarantor. In the event that the aggregate pro forma Adjusted EBITDA of all guarantors is less than 80% of the pro forma Adjusted EBITDA of Elster Holdings, additional subsidiaries must be added as guarantors to reach the 80% threshold. This guarantor coverage needs to be maintained at all times during the terms of the Senior Facilities Agreement.

The obligations of borrowers under the facilities entered into with the lenders and other parties under the Senior Facilities Agreement and related senior finance documentation are secured by first-ranking security interests in a broad range of assets of our corporate group. Subject to certain limitations, Elster Holdings, each subsidiary borrower and each guarantor must provide security in favor of the lenders (or the Security Agent on their behalf) the name of the lenders over its material bank accounts, material fixed assets, certain insurance policies, material intellectual property, material inter-company receivables, material trade receivables, material real estate and shares in other entities. If an obligor acquires assets of a material or significant value, it is required to enter into an agreement granting first-ranking security over the asset as soon as reasonably practicable. In connection with these security interests, we have pledged the shares of Elster Holdings.

Repayment of principal. As of December 31, 2010, we had repaid all of the outstanding principal amount under the tranche A term loan facility, or $279.3 million. We are required to repay the aggregate principal amount of advances under the tranche B and tranche B-1 term facilities on September 30, 2013, and the advances under the tranche C and tranche C-1 term facilities on September 30, 2014. The outstanding balances of the revolving facility and the bonding facility are due on September 30, 2012.

Change of control. In the event of a sale of all or substantially all of the business and/or assets of our Group or if Rembrandt and the Management KG, collectively, cease to beneficially own (directly or indirectly) at least 30.1% of our equity share capital or if any holder or group of holders beneficially own more than Rembrandt and the Management KG, collectively, we will be required to immediately prepay all outstanding advances and provide cash cover for all outstanding letters of credit, lender guarantees and advances under the revolving facility.

Certain covenants and undertakings. The Senior Facilities Agreement contains a number of additional undertakings and covenants that, among other things, restrict, subject to certain exceptions, the Elster Group and its subsidiaries’ ability to:

•	engage in mergers or consolidations;

•	change the nature of our business;

•	sell, transfer, lease or otherwise dispose of assets, including receivables;

•	enter into certain non arm’s length transactions;

•	grant liens or other security interests on our assets;

•	grant guarantees;

•	make investments, loans or grant credit;

•	enter into certain finance leases, hire purchase, conditional sale agreement or other agreements for the acquisition of assets upon deferred payment terms;

•	enter into certain hedging transactions;

•	enter into certain joint ventures;

•	make certain acquisitions;

•	move our center of main interest;

•	issue shares or other securities;

•	enter into certain restrictive agreements;

•	pay dividends and distributions or repurchase our shares; and

•	redeem, purchase or otherwise withdraw any capital contributions made to our capital reserves.

We are permitted to dispose of assets up to €50 million without restriction as to the use of the proceeds under the Senior Facilities Agreement in the event that our total leverage ratio is greater than 2.5:1 or €100 million in the event our total leverage ratio is less than or equal to 2.5:1. In addition, we may pay dividends up to 50% of our preceding year’s net income, subject to limitations.

In addition, the Senior Facilities Agreement requires us to maintain compliance with a maximum total leverage ratio, a minimum interest coverage ratio and a consolidated cashflow ratio. The maximum total leverage ratio measures our consolidated total net debt to Adjusted EBITDA. We are required to maintain a total leverage ratio of no more than 3.75:1 (as of December 31, 2010) to avoid limitations and restrictions under the Senior Facilities Agreement. Our financial ratios are determined using our own consolidated financial statements prepared in dollars in accordance with U.S. GAAP.

We are required to maintain a total leverage ratio of less than 3.75:1 until the quarter ending June 30, 2011. Thereafter, we will be required to maintain a total leverage ratio of 3.50:1. The minimum interest coverage ratio test measures the ratio of our Adjusted EBITDA to consolidated total net cash interest expenses. This ratio was required to be no less than 2.45:1 (as of December 31, 2010) in order to avoid the application of additional limitations and restrictions under the agreement. In addition, we are required to maintain a consolidated cash flow to consolidated debt service ratio of at least 1.0:1.0.

Any breach of a covenant in the Senior Facilities Agreement could result in a default under the Senior Facilities Agreement, in which case the lenders could elect to declare all borrowed amounts immediately due and payable if the default is not remedied or waived within any applicable grace periods. Additionally, our and our subsidiaries’ ability to make investments, incur liens, make certain restricted payments and incur additional secured indebtedness is also tied to ratios based on Adjusted EBITDA.

Events of default. The Senior Facilities Agreement contains customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

•	nonpayment of principal or interest;

•	violation of covenants or undertakings;

•	representations, warranties or written statements being untrue;

•	cross default and cross acceleration;

•	certain liquidation, insolvency, winding-up, attachment and bankruptcy events;

•	certain litigation, arbitration, administrative or environmental claims having a material adverse effect on the Elster Group or any of its subsidiaries;

•	qualification by the auditors of the consolidated financial statements of the Elster Group which is materially adverse to the interests of the lenders;

•	certain change of control events;

•	material non-monetary judgments or judgments which are not being contested in excess of €5 million in the aggregate being made against an obligor or any material subsidiary of the Elster Group;

•	material adverse change; and

•	certain ERISA matters.

Upon the occurrence of an event of default under the Senior Facilities Agreement, the lenders will be able to terminate the commitments under the senior secured credit facilities, and declare all amounts, including accrued interest to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral securing the outstanding facilities.

 Refinancing. All of our long-term debt is scheduled to mature between September 30, 2012 and September 30, 2014. As a result, we will be required to refinance our existing indebtedness. Currently we are negotiating with a number of financial institutions and expect to refinance our indebtedness in the coming months. In preparation for our refinancing, we entered into an amendment of our Senior Facilities Agreement on March 7, 2011 in order to clarify that no lender has the right to refuse prepayment in the event we repay all the facilities in full. In addition, the amendment permits us to repay our bonding facility with a letter of credit or bank guarantee from another financial institution.

Research and Development

Research and development is a high priority for our business, with a particular focus on new product development. We manage our research and development programs in coordination with product management. As of December 31, 2010 we had 632 employees working in research, design and development in various locations, mainly in the United States and Europe.

Our research, design and development activities are focused mainly on the next generation of new products. Our new product pipeline encompasses a range of products and technology, with a focus on enhancing our existing product lines and developing new offerings. We seek to develop higher functionality premium products, such as solid state residential and C&I meters that provide enhanced communications features. In addition, we focus on maintaining competitiveness in more mature markets through cost reduced designs. We aim to implement this strategy by minimizing material content and process costs, for instance by moving from brass or bronze basing to polymer housings and standardizing mechanical and electronic registers to common platforms.

For our Smart Offerings, we are continuing to develop and offer a range of options, adapted to local market requirements and regulations, to move data to and from meters. A significant part of our investments are directed towards our EnergyAxis offerings. We believe that our research and development projects reflect an understanding of changes in customer demand, by focusing on, in addition to our Smart Offerings, features to improve our manual-read meters, including enhanced accuracy, durability under varying conditions and price. We intend to continue to invest in research and development in order to continue to meet our customers' demand for Smart Grid and other energy efficiency solutions.

Projects and Backlog

Our Requests for Proposal Activity

Given the worldwide drive to enable Smart Grid automation across gas, electricity, and water meter settings, we participate in pilot projects as described above. In addition, we are in the process of larger scale AMI rollouts for two utilities, Salt River Project and Arizona Public Service Company.

Our Total Backlog and Our Total Contracted Future Revenues

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of December 31, 2010 was equal to $454.2 million, compared to $445.3 million as of December 31, 2009. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we categorize as backlog). At December 31, 2010, our total contracted future revenues were more than $915 million compared to approximately $730 million as of December 31, 2009. This increase was mainly due to our gas segment. During the fourth quarter of 2010, we included orders that we expect under several of our existing framework contracts for our gas segment in North America, particularly for 2011 and 2012.

We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to apply accounting policies and make numerous estimates and assumptions that affect the reporting of our financial condition and operating performance and the comparability of the reported information over different periods.

We have identified the following accounting policies and the related assumptions, estimates and uncertainties as those that we believe are essential to an understanding of the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results and the attendant risks.

Each of these matters has the potential to have a significant impact on our consolidated financial statements, either because of the significance of the consolidated financial statement item to which it relates or because it requires judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which may be ongoing in nature. Actual results may differ from our estimates under different assumptions and conditions. Our critical accounting policies include:

•	revenue recognition;

•	calculation of warranty provisions;

•	valuation of inventories;

•	goodwill and intangible assets; and

•	uncertain tax provisions.

Revenue Recognition

Our revenues consist primarily of sales of hardware, such as meters.

Our policy is to record revenues when persuasive evidence of an arrangement to sell products or services exists, the price is fixed or determinable, shipment is made or services have been rendered and collectability is reasonably assured. We can generally determine when to recognize the revenues from delivered elements, for most of our hardware sales, where we can recognize revenues using standardized processes. The majority of our revenues are recognized when products are shipped to or received by a customer.

We also generate revenues from projects in which we design and manufacture gas utilization or metering products according to customer specifications. These projects are performed under customer contracts. As soon as the outcome of customer contracts can be estimated reliably, contract revenues and expenses are recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenues include the initial amount agreed in the contract adjusted to reflect any change orders. The stage of completion is assessed by applying the percentage of contract cost incurred in relation to total estimated contract cost. When the outcome of a customer contract cannot be estimated reliably, contract revenues are recognized only to the extent of contract costs incurred that are likely to be receivable. An expected loss on a contract is recognized immediately. Revenue recognition for customer contracts requires more judgment than sales of products.

We offer integrated solutions to customers, mainly utilities, by bundling certain products with services. In certain transactions, the company bundles some products with software and services such as software implementation, project management, consulting or maintenance support.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13 "Multiple-Deliverable Revenue Arrangements," or ASU 2009-13, which sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered, and ASU 2009-14, "Certain Revenue Arrangements that Include Software Elements," or ASU 2009-14, which addresses the accounting for revenue arrangements that contain both hardware and software elements.

ASU 2009-14 modified the scope of the software revenue guidance to exclude software that is sold with a tangible product if the software and non-software components function together to provide the product's essential functionality. ASU 2009-13 eliminates the requirement to have vendor specific objective evidence, or VSOE, or third-party evidence being available in multiple element transactions to divide the deliverables into separate units of accounting.

We elected to adopt early these accounting standards prospectively as of January 1, 2010 for all new and materially modified contracts with customers that combine multiple deliverables, such as products to be delivered and services to be rendered. Upon adoption of the new standards, we concluded that substantially all of these arrangements are excluded from the scope of software revenue recognition guidance.

Under the new accounting standards for revenue recognition, we allocate the total consideration for all elements to each separable element based upon the estimated relative selling price of each element. The selling price for a deliverable is based on its VSOE, if available, third party evidence or estimated selling price, if neither VSOE nor third party evidence are available.

We sell a majority of our meters and related hardware at prices that are within a narrow range and have established VSOE for that range. We have contracts that contain multiple deliverables including hardware, software, software maintenance, and project management and installation services.

If meters and hardware represent a deliverable within a multiple element arrangement, we use the contracted price as the selling price if it is within a narrow range; if the contracted price falls outside that range, we use the midpoint of the range as the selling price. If installation services are involved in a multiple element arrangement, we use the price charged by subcontractors (third-party evidence) as the selling price.

We do not sell software licenses separately, but use a standardized pricing structure for software to determine what we use as the selling price. The price for the software license forms the basis for software maintenance services, which are then renewed by our customers at contracted prices.

Project management services are quoted based on standard prices and are based on our consideration of the estimated hours required to provide the services plus a profit margin. We use these standard prices to estimate the selling price of our project management services.

Meters and related hardware account for a significant majority of the total contract value in an arrangement where the deliverables also include software and services. Accordingly, there were no significant changes in the selling price or the methodology used to estimate the selling price resulting from the adoption of the new accounting pronouncements.

We recognize revenue for delivered elements that have stand-alone value to the customer in accordance with our revenue recognition policies for such products or services and defer revenue for undelivered elements until delivery of an element. The amount of revenue recognized is limited to the amount that is not contingent upon future shipments of products or rendering of services or performance obligations.

As a result of this change in accounting policies for revenue recognition, revenues for the year ended December 31, 2010 were approximately $17.1 million higher than revenues would have been using the previous accounting policies for revenue recognition. The increase in revenue results from shipments of products, mainly electricity meters, for contracts entered into after January 1, 2010 that relate to contracts with customers containing undelivered elements for which Elster Group was unable to establish VSOE under the previous standards.

Under the accounting policies used prior to the adoption of the new pronouncements, we were precluded from recognizing revenue for delivered elements, such as meters and hardware, because we could not establish VSOE for project management services that had not been rendered. Accordingly, certain multiple-element arrangements were accounted as one unit of accounting and revenue was not recognized until the final element, typically services, was delivered.

Pursuant to the new accounting guidance, as long as we are able to estimate the relative selling price for all elements (including for outstanding services), we do not have to establish VSOE to be able to recognize revenue on delivered elements. Accordingly, revenue is recognized for new or materially modified contracts when an element is delivered and depending on the specific contract, several units of accounting are separately recorded as revenue. As a result, revenue recognition for delivered elements is no longer delayed under the new pronouncements as compared to the previous policy.

Deferred revenues are reported within liabilities and recognized as revenues in the subsequent period when the applicable revenue recognition criteria are met.

All revenues are recognized net of applicable taxes such as sales tax or value-added tax.

Calculation of Warranty Provisions

We offer standard warranties on our hardware products. We accrue the estimated cost of warranty claims based on historical and projected product performance trends and costs. We test our new products before the product launch in an effort to identify and mitigate potential warranty issues prior to manufacturing. We also conduct continuing quality control efforts during manufacturing. If our testing and quality control efforts fail to detect a fault in one of our products or if our expectations of warranty claims are too optimistic, our warranty accruals may turn out to be insufficient. If an unusual trend is noted, an additional warranty accrual may be assessed and recorded when a failure is probable and the cost can be reasonably estimated. We continually evaluate the adequacy of the warranty provisions and make adjustments when necessary. The warranty reserve may fluctuate due to changes in estimates for material, labor and other costs we may incur to repair or replace projected product failures. As of December 31, 2010, our accruals for warranty provisions totaled $31.6 million, compared to $34.8 million as of December 31, 2009.

Valuation of Inventories

We value our inventories at the lower of cost or market value using the average cost method. Inventories include raw materials and supplies, sub-assemblies and work in progress, finished goods and goods for resale. Inventory amounts include the cost to manufacture the item, such as the cost of raw materials and labor and other applied direct and indirect costs. As of December 31, 2010 and 2009, we had inventory of $154.5 million and $147.8 million, respectively. We review the recoverability of inventory based on regular monitoring. We review our inventory for marketability and determine whether certain inventories are obsolete. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below the original cost, the inventory value is reduced to the market value. These estimates and assumption about the potential recoverability may deviate from the actual future recoverability and may lead to associated write-offs. Each of these factors could result in adjustments to the valuation of inventory in future periods. The inventory levels may vary from period to period in relation to the factory utilization, the supply chain utilization and the order execution.

Goodwill and Intangible Assets

Goodwill and intangible assets usually arise in business combinations. At December 31, 2010, goodwill was $937.0 million compared to $981.6 million at December 31, 2009. The decrease was primarily caused by exchange rate changes.

On an annual basis, we test goodwill for impairment in a two-step approach as of December 31 unless there is an event which would trigger the requirement to test goodwill for impairment at an earlier date. In the first step, we compare the fair value of a reporting unit with its carrying amount. If necessary, in the second step, we compare the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. The implied goodwill is determined in the same manner as a business combination.

Between annual goodwill impairment tests, events may occur which could cause us to test for impairment in an interim period. Triggering events that could more likely than not reduce the fair value of our reporting units and require us to test for impairment in an interim period include significant adverse changes in legal factors or the business climate, unanticipated competition, a more-than-likely expectation that a portion of a reporting unit will be sold or otherwise disposed of or an impairment of significant long-lived assets (other than goodwill) within a reporting unit.

The operating segments to which we allocate goodwill are our reporting units, based on their similar economic characteristics. We allocate all goodwill to those reporting units that we expect will benefit from a business acquisition. When we dispose of all or a portion of a reporting unit, we include the goodwill of that reporting unit in the carrying amount of the reporting unit or portion sold in determining the amount of gain or loss from the disposition. The estimates of fair value of a reporting unit are determined based on a modified discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates.

The assumptions about future cash flows and growth rates are based on our annual budget and mid-term business plan for each reporting unit respectively. Such assumptions take into account numerous factors including historical experience, anticipated economic conditions, third party market studies, the introduction of new products and solutions also with regard to Smart Offerings, profitability and developments with regard to the regulatory framework as well as developments in our industry and market conditions.

Discount rate assumptions for each reporting unit take into account our assessment of the risks inherent in the future cash flows of the respective reporting unit and our weighted-average cost of capital.

Based on our most recent testing of the fair value of our reporting units as of December 31, 2010, we do not believe that any reporting unit is currently at risk of its fair value falling below the carrying amount of the reporting unit. Although no goodwill impairment had to be recognized to date, the actual cash-flow development compared to the planned cash-flows based on our estimates and assumptions may lead to impairment charges in the future.

Intangible assets. Separately acquired intangible assets are measured at cost. The cost of intangible assets acquired in a business combination is their estimated fair value on the date of the acquisition.

Intangible assets with indefinite useful lives are tested for impairment at least annually and a review to determine whether the indefinite life assumption continues to be appropriate is performed. Any changes to the indefinite useful life assumption are recognized prospectively by amortizing the asset over its estimated remaining useful life. Certain trade names acquired in business combinations have been established many years ago, are being used by us and are expected to provide an economic benefit in the form of a competitive advantage for an indefinite period of time.

Intangible assets with finite lives are amortized over the estimated economic life using the method that best approximates their benefits (which is generally the straight-line-method) and are assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Once a triggering event has occurred, the impairment test employed is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, first a comparison of undiscounted future cash flows against the carrying value of the asset is performed. If the carrying value exceeds the undiscounted cash flows, the asset would be written down to the fair value which considers discounting. If the intent is to hold the asset for sale, to the extent the carrying value is greater than the asset's value, an impairment loss is recognized for the difference.

Significant judgments in this area involve determining whether a triggering event has occurred, the determination of the useful life, the determination of the cash flows for the assets involved and the discount rate to be applied in determining fair value.

Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset or asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life. If the recoverability test indicates that the carrying value of the asset is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset's carrying amount and its estimated fair value.

The use of different estimates or assumptions in determining the fair value of our goodwill, indefinite-lived and definite-lived intangible assets may result in different values for these assets, which could result in impairment or, in the period in which impairment is recognized, could result in a materially different impairment charge.

Uncertain Tax Provisions

We operate with our subsidiaries in various jurisdictions and Elster Group SE and its subsidiaries are therefore subject to audits of the respective tax authorities.

We estimate income taxes in each jurisdiction in which we operate. The tax rate is subject to changes based on several factors like fluctuations in our taxable income but also with regard to the split between domestic and foreign income, new or revised tax legislation and the possibility of utilization of tax credits or loss carryforwards. Significant judgment is involved with regard to the determination of our tax position and with regard to the use of deferred tax assets and potential write-offs associated herewith. We assess the likelihood that deferred tax assets, which include net operating loss carry forwards and temporary differences, to be recoverable based on our annual budgets and mid-term business plan. We record valuation allowances to reduce the deferred tax assets to the extent we believe the recoverability is not ensured. In making these judgmental estimates we consider all available positive and negative evidence with regard to future taxable income, tax planning strategies among others. We are required to make judgmental assumptions about subjects which are out of the control of management.

We evaluate our tax position with regard to tax benefits and risks so far not reflected as such in our tax returns. In applying the accounting standards, we consider the relative risks and merits of positions taken in tax returns, considering statutory, judicial and regulatory guidance applicable to those positions. Accounting standards require us to make assumptions and judgments about potential outcomes that lie outside management's control. To the extent the tax authorities disagree with our conclusions and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with the tax authorities.

The tax audits can involve complex issues, which may require an extended period of time to resolve. We believe we have recorded adequate income tax provisions and reserves for uncertain tax provisions.

Item 6. Directors, Senior Management and Employees

Overview of Our Corporate Governance Structure

We are a European public limited liability company (Societas Europaea, or SE) with its registered seat in Germany. We are subject to European legislation on SEs, most importantly Council Regulation (EC) 2157/2001, which we refer to as the SE Regulation. We are also governed by the German SE Implementation Act (SE-Ausführungsgesetz) and the general provisions of German corporate law, in particular the German Stock Corporation Act (Aktiengesetz). As a result, we are treated to a large extent like a German stock corporation (Aktiengesellschaft), including with respect to capital measures such as capital increases and reductions, shareholders' meetings and accounting.

The corporate bodies of an SE are determined in its Articles of Association. In addition to the shareholders' meeting, an SE with its registered seat in Germany may elect to have either a two-tiered governance system, comprising a supervisory board and a management board, or a single-tiered governance system comprising solely a board called an administrative board (Verwaltungsrat). The Articles of Association of our company provide for a single-tier governance system, with our Administrative Board as the governing body, directing the business of the company, establishing the general principles for its activities and supervising their implementation.

A German single-tier SE must also appoint at least one managing director (geschäftsführender Direktor). Managing directors conduct the daily operations of an SE and represent the company vis-à-vis third parties. Managing directors may also be members of the Administrative Board, but the majority of the Administrative Board must at all times be comprised of non-managing members. At present, we have three Managing Directors. One of these, our Chief Executive Officer, is also a member of our Administrative Board.

In carrying out their duties, members of our Administrative Board must exercise the standard of care of a prudent and diligent business person. In complying with this standard of care, the members of our Administrative Board are generally required to take into account a broad range of considerations in their decisions, including the interests of our company and those of our shareholders, employees and creditors as well as, to a certain degree, the general public. The Administrative Board is required to respect the fundamental rights of the shareholders under German corporate law to equal treatment and equality of information.

The Managing Directors must also observe the standard of care of a prudent and diligent business person in carrying out their duties as Managing Director. However, to the extent that the Administrative Board has exercised its right to give the Managing Directors binding instructions, a Managing Director will generally not bear liability for having followed these instructions, unless the instructions were illegal and the Managing Director was or should have been aware of that fact.

Members of the Administrative Board or Managing Directors who violate their duties are liable to our company for damages. We may only waive or reach a settlement with respect to claims against such persons for compensatory damages if three years have elapsed since the claim first arose, and if our shareholders' meeting has adopted a resolution to this effect by a simple majority, as long as no group of shareholders whose combined shareholdings amount to at least 10% of the share capital has recorded an objection in the notary's minutes of the meeting.

We must bring an action in our name against a member of the Administrative Board or a Managing Director for breach of duty if a majority of the shares voted at a shareholders' meeting so resolve. However, as a general rule under German law, shareholders have no direct recourse against a member of the Administrative Board or a Managing Director of a German SE for breach of duty to the company. Under German law, these individuals may be liable for a breach of duty to shareholders, as opposed to breach of duty to the company itself, only where a breach of duty to the company also constitutes a violation of a statutory provision enacted specifically for the protection of shareholders.

Shareholders may either assert claims for breaches of this sort or, subject to certain conditions, compel the company to pursue claims for compensatory damages.

Under German law, shareholders of a German SE or other persons may be liable to the company for damages if they intentionally exert their influence on the company to cause a member of the Administrative Board, a Managing Director, or a holder of a special power of attorney to represent and bind the company (Prokurist) to act in a way that is detrimental to the company.

Rembrandt is our controlling shareholder. Under German law, a controlling shareholder may not cause us to act against our interests (through voting its shares or otherwise) unless either the controlling shareholder compensates us for any resulting detriment or we have entered into a domination agreement (Beherrschungsvertrag) governed by German law with the controlling shareholder. A domination agreement permits a controlling shareholder to give binding instructions to the dominated company in exchange for an agreement to assume any annual net loss and for an agreement to pay a certain portion of profits to minority shareholders. We have not entered into a domination agreement with Rembrandt.

German Corporate Governance Code

The German Corporate Governance Code (Deutscher Corporate Governance Kodex), or Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended in May 2010. The Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The Governance Code aims at making the German corporate governance system transparent and understandable. The Governance Code contains corporate governance recommendations and suggestions with respect to shareholders and the general shareholders' meeting, the management board and supervisory board, transparency, accounting policies and audits. There is no duty to comply with the recommendations or suggestions of the Governance Code. The German Stock Corporation Act only requires listed companies to issue an annual declaration that either states that the company has complied with Governance Code recommendations, or lists the recommendations that the company has not complied with and explains its reasons for deviating from the Governance Code recommendations. In addition, in this annual declaration, a listed company is also required to declare whether it intends to comply with the recommendations or list the recommendations with which it does not plan to comply in the future. These declarations have to be made accessible to shareholders at all times. We issued our most recent declaration of conformity in December 2010. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Governance Code need not be disclosed. We believe that the Governance Code applies to us, although we note that its provisions are primarily drafted with a view to the two-tier corporate governance system typical in Germany and to companies whose shares are listed on German stock exchanges. Consequently, not all provisions will be applicable to our company.

Employee Involvement

Employees from our operations in the European Union and the European Economic Area, or EEA, take part in our SE Works Council (SE Betriebsrat). The role of the SE Works Council is to ensure our compliance with the statutory rights to information and consultation for our employees in the European Union and the EEA. The SE Works Council has representatives from every EU member state in the European Union and the EEA in which our group operates and has special responsibility for cross-border matters within Europe and has the right to be informed and to be heard with regard to all matters of this nature. We agreed the details concerning the SE Works Council in the Agreement Regarding Employee Participation in Elster Group SE, or Employee Participation Agreement, between our management and a special negotiating body that we convened in accordance with applicable law to negotiate employee participation issues relating to our transition to an SE.

In addition, Elster Holdings GmbH, a direct subsidiary of our company, includes representatives of the employees of that company's subsidiaries on its supervisory board (Aufsichtsrat). In the Employee Participation Agreement we entered into, we agreed to appoint nominees of the employees to fill half the seats on Elster Holdings GmbH's supervisory board. The chairman of the supervisory board of Elster Holdings GmbH is appointed by us at our discretion. In case of a tie, his or her vote is decisive. We plan to merge Elster Holdings GmbH into Elster Group SE following our annual shareholders’ meeting in 2011 to simplify our group structure. If this merger is completed as expected, employee participation would be moved to our subsidiary Elster GmbH as agreed in the Employee Participation Agreement.

General Meeting of Shareholders

A general meeting of the shareholders of our company may be called by the Administrative Board. The annual shareholders' meeting must take place within the first six months of a financial year. Shareholders representing in the aggregate at least five percent of our shares may also request that a meeting be called. Our shareholders' meeting must be held in Germany.

Each of our shares carries one vote. Resolutions of the shareholders' meeting are adopted by simple majority of the votes cast unless statutory law or our Articles of Association require otherwise. The right to participate in and vote at a shareholders' meeting extends only to those shareholders who have timely notified us of their attendance at the shareholders' meeting and whose shares are registered in the share register.

Administrative Board

Our Administrative Board determines the strategic direction and guiding principles, and supervises their implementation. It also has a top-level management function. In particular, its main functions are to:

•	appoint and dismiss our Managing Directors and represent our company in its transactions with the Managing Directors;

•	approve matters where approval is reserved to it by mandatorily applicable law or our Articles of Association;

•	establish committees of the Administrative Board and appoint their members;

•	review and approve our annual accounts, our annual report and our Managing Directors' recommendation to the shareholders' meeting regarding how our profits (if any) should be allocated; and

•	ensure that adequate monitoring systems exist to detect at an early stage risks threatening the existence of our company.

Our Articles of Association provide that our Administrative Board will consist of a minimum of five and a maximum of ten members. Currently, our Administrative Board consists of seven members in total, of whom Mr. Simon Beresford-Wylie is also one of our three Managing Directors (Chief Executive Officer, or CEO). The remaining six are non-managing members.

The members of the Administrative Board are appointed by our shareholders' meeting by a simple majority of the votes cast. There is no share ownership requirement to qualify as a member of the Administrative Board. According to our Articles of Association, our shareholders' meeting appoints Administrative Board members for an approximate four year term of office and may reappoint them. In addition, German law does not require the majority of our Administrative Board members to be independent and neither our Articles of Association nor the rules of procedure for our Administrative Board provide otherwise. The shareholders' meeting may remove an Administrative Board member at any time by a three-quarters super-majority of the votes cast, coupled with a resolution, also adopted by a three-quarters super-majority of the votes cast, to the effect that the shareholders have no confidence in the suitability of the member to continue in office. Members of the Administrative Board are entitled to resign from their office for any reason on one month's notice to the Administrative Board, or without prior notice if a compelling reason exists.

The Administrative Board has elected a chairperson and a deputy chairperson from among its members. The deputy chairperson exercises the chairperson's rights and obligations at any time when the chairperson is prevented from doing so. Neither the chairperson nor the deputy chairperson may be Managing Directors of our company.

Meetings of the Administrative Board are convened as often as the business of our company requires, but at least once each calendar quarter. The Administrative Board has a quorum if, upon due notice being given to all of its members, at least half of them are present or represented. Members are deemed present if they participate by video or telephone conference, or similar means of communication that ensures all participating members are able to hear and be heard by one another. An absent member may also participate in the voting by submitting his or her ballot through another member. If a quorum cannot be reached, a new meeting with the same agenda shall be duly called. The reconvened meeting will have a quorum if at least three members, of which the majority must be non-managing members, of the Administrative Board are present or represented.

Resolutions of the Administrative Board are passed by majority of the votes of the members present or represented, unless our Articles of Association provide otherwise. In case of a tie, the vote of the chairperson is decisive.

Resolutions may also be passed outside of meetings in the form of a written resolution.

Members of the Administrative Board may not deal with, or vote on, matters relating to proposals, arrangements or contractual agreements between themselves and our company or the institution of a lawsuit against them by our company, and they may be liable to our company if they have a material interest in any contractual agreement between our company and a third party which was not disclosed to, and approved by, the Administrative Board.

The Administrative Board has established its own rules of procedure.

The following table lists the individuals who are members of our Administrative Board and their ages, functions, terms (which expire on the date of the relevant year's annual shareholders' meeting) and principal occupations.

Name	Age	Function	Term Expires	Principal Occupation

Simon Beresford-Wylie	52	Chief Executive Officer	2013	CEO of Elster Group SE

Michael Cannon	58	Non-Managing Member	2014	Board Member

John Delucca	67	Non-Managing Member	2014	Board Member

Howard Dyer	61	Chairman	2013	Chairman of Elster Group SE

Gregor Hilverkus	39	Non-Managing Member	2013	Managing Director of CVC Capital Partners

Steven Koltes	55	Non-Managing Member	2013	Managing Partner of CVC Capital Partners

Marc Strobel	44	Deputy Chairman	2013	Partner of CVC Capital Partners

The following is a summary of the business experience of the members of the Administration Board:

Mr. Simon Beresford-Wylie has been Chief Executive Officer of Elster Group SE since November 2009. Prior to joining Elster, he was the CEO of Nokia-Siemens Network and a member of the Nokia Group Executive Board. Mr. Beresford-Wylie joined the Nokia Group in 1998 and held a variety of senior leadership positions within the Nokia Group in Asia-Pacific and Europe until 2007 when Nokia-Siemens Network was formed and he became CEO. From 1995 to 1998, he was CEO of Indian mobile network operator Modi Telstra, and prior to this was an executive with Australia's Telstra Corporation. He holds a degree from the Australian National University, and is a graduate of the Executive Development Program of Stanford University/National University of Singapore. Mr. Beresford-Wylie is also currently a non-executive director at Vitec Group plc.

Mr. Michael Cannon is retired after a 35 year career in high technology companies. Mr. Cannon currently serves as a consultant to Dell Inc, where he served as President, Global Operations from February 2007 until his retirement in 2009. Prior to joining Dell, Mr. Cannon was the Chief Executive Officer of Solectron Corp, a $12 billion electronic manufacturing services company, which he joined as CEO in 2003. From July 1996 until joining Solectron, Mr. Cannon served as the Chief Executive Officer of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at IBM. Mr. Cannon studied Mechanical Engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School. Mr. Cannon has served on the Board of Directors of Adobe Systems, a software company, since 2003 and on the Boards of Directors of Seagate Technology LLC and Lam Research Corporation since February 2011.

Mr. John J. Delucca currently serves as a director, as chairman of the audit committee and as a member of the compensation committee of Endo Pharmaceuticals, Inc., as a director and as a member of each of the audit and governance and nominating committee of Tier Technologies, Inc., and, until 2010, was a director and chairman of the audit committee of ITC Deltacom. Mr. Delucca served as Executive Vice President and Chief Financial Officer of REL Consultancy Group from 2003 until 2004, Executive Vice President, Finance and Administration, and Chief Financial Officer of Coty, Inc. from 1999 to 2002 and as Senior Vice President and Treasurer of RJR Nabisco, Inc. from 1993 to 1998. Mr. Delucca also has served as Managing Director and Chief Financial Officer of Hascoe Associates; President and Chief Financial Officer of the Lexington Group; and Managing Director of The Trump Group. Mr. Delucca received a BA degree in Business Administration from Bloomfield College and an MBA from Fairleigh Dickinson University.

Mr. Howard Dyer has been the Chairman of Elster Group since 2005 and also recently served as interim CEO of the Elster Group until November 2009. Mr. Dyer is also the Chairman of the Minit Group. He previously served as Chairman of New Look Group Limited, CEO of Hamleys plc, Executive Chairman and CEO of Ascot plc and a non-executive director of Asprey plc. Mr. Dyer was the CEO of the North America division and director of Williams Holdings plc. He previously worked at Alcan as the commercial director of its extrusions division in the United Kingdom and managing director of its foil division in the United Kingdom. He is certified in production engineering by Oxford Brookes University.

Mr. Steven Koltes is a Managing Partner and co-founder of CVC Capital Partners and holds overall responsibility for CVC's activities in the German speaking countries. Mr. Koltes joined CVC in London in 1987, having previously headed Citicorp's Mezzanine Finance Division in London. From 1980 to 1987 he worked in Citicorp's Corporate and Investment banks in New York, Zurich and London. Mr. Koltes holds a BA degree from Middlebury College. In addition to his involvement in our company, Mr. Koltes serves on the supervisory board of Evonik Industries AG and serves as a non-executive member of the board of Flint Group Holdings S.à r.l., a company related to investments made by funds advised by CVC in Flint Group.

Mr. Gregor Hilverkus is a Managing Director of CVC Capital Partners. He joined CVC in 2001, having previously worked as Co-Founder and CFO of the media and music company Ecapella.com GmbH in Cologne and with J.P. Morgan in Mergers & Acquisitions. Mr. Hilverkus studied Business Administration and holds a degree from the Otto Beisheim School of Management (WHU), Koblenz, Germany. In addition to his involvement in our Company and his acting as a non-executive director of our parent company Rembrandt Holdings S.A., Mr. Hilverkus serves as a non-executive member of the board of Gabriel Investment S.à r.l. and Gabriel Holdings S.à r.l., companies related to the investment made by funds advised by CVC in Evonik Industries, as well as Brandlen Finance S.A. and Tension Holding S.A., companies related to the investment made by funds advised by CVC in DSI.

Mr. Marc Strobel was elected Deputy Chairman of Elster Group in 2010 and is a Partner of CVC Capital Partners. He joined CVC in 2000 having previously worked at Doughty Hanson in Frankfurt and London. Before that, he was an associate at Lehman Brothers, New York and London, and an analyst at Wasserstein Perella & Co., Frankfurt. Mr. Strobel holds a degree in Business Administration from the European Business School, Oestrich-Winkel, Germany and an MBA from the Wharton School, University of Pennsylvania. In addition to his involvement in our company and his acting as a non-executive director of our parent company Rembrandt Holdings S.A., Mr. Strobel is a managing director of Gabriel Acquisitions GmbH and serves as a non-executive member on the board of Charterhouse Inuit (Luxco I) S.A., companies related to investments made by funds advised by CVC in Evonik Industries and ista International, respectively.

None of the current members of our Administrative Board directly owns any of our share capital. However, Messrs. Dyer and Beresford-Wylie are limited partners in the Management KG, which is a direct holder of 5.5% of our ordinary shares, and as such are beneficial owners of shares in our company. For more information, see "Item 7. Major Shareholders and Related Party Transactions—The Management KG and Our Management Equity Program—The Management KG." In addition, Messrs. Dyer, Hilverkus, Koltes and Strobel have financial and other relationships through Rembrandt, our principal shareholder. See "Item 7. Major Shareholders and Related Party Transactions."

The business address of each of the members of our Administrative Board is Elster Group SE, Frankenstrasse 362, 45133 Essen, Germany.

Committees of the Administrative Board

Our Administrative Board may appoint one or more committees composed of members of the Administrative Board, in order to consider particular matters and to supervise the implementation of its resolutions. Our Administrative Board has established an audit and compliance committee, a compensation committee and a nomination and corporate governance committee.

Audit and Compliance Committee

Our Audit and Compliance Committee, which we refer to as our Audit Committee, is currently comprised of non-managing members of the Administrative Board. Our Audit Committee carries out the functions typically carried out by the audit committee of a U.S. company. Pursuant to the Articles of Association and the rules of procedure of our Audit Committee, these are in particular:

•
preparing the decisions of the Administrative Board concerning approval of our company's annual financial statements, including review of the financial statements, our annual reports, our Managing Directors' proposal for the recommendation of the Administrative Board to the shareholders' meeting regarding how our profits (if any) should be allocated and the reports of our independent auditors;

•	reviewing the interim financial statements of our company that are made public or filed with any securities regulatory authority;

•	handling auditor independence issues, preparing the resolution of our shareholders' meeting to mandate our auditor and approving any services by the auditor;

•	handling risk management issues and supervising the risk management system;

•
establishing and maintaining procedures pursuant to which our employees can report to the Audit Committee, on an anonymous and confidential basis, complaints regarding our accounting and auditing practices, and enacting rules pursuant to which complaints we receive from third parties will be reported to the Audit Committee;

•	approving related party transactions, as described in "Item 7. Major Shareholders and Related Party Transactions;"

•	discussing any flaws relating to our internal control systems, as reported by the Administrative Board to the Audit Committee; and

•	monitoring our bookkeeping and recording procedures.

Subject to certain limited exceptions including the one described below, each member of the Audit Committee must be independent according to the following criteria:

•
no member of the Audit Committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member's capacity as a member of the Administrative Board or any of its committees; and

•
no member of the Audit Committee may be an "affiliated person" of our company or any of its subsidiaries except for such member's capacity as a member of the Administrative Board or any Board committee, for this purpose, the term "affiliated person" means a person that directly or indirectly controls or is controlled by, or possesses (directly or indirectly) the power to direct or cause the direction of the management (whether through the ownership of voting securities, by contract or otherwise).

We refer to any member of our Administrative Board who meets these criteria as "independent" or as an "independent director."

Currently, the members of the Audit Committee are Mr. Cannon, Mr. Delucca (Chairman) and Mr. Hilverkus.

Under SEC rules, a minority of the members of our Audit Committee (one member in our case) may be exempt from the independence requirements we describe above for a transition period of one year from the effective date of our registration statement. We expect to appoint additional independent directors to our Audit Committee at our annual shareholders’ meeting in 2011. Thereafter, we expect all of the members of our Audit Committee to be independent.

 Compensation Committee

Our Compensation Committee currently consists of Mr. Cannon (Chairman), Mr. Delucca and Mr. Dyer. One member of the Compensation Committee is independent. Pursuant to our Articles of Association and the rules of procedure that the Administrative Board has adopted for the Compensation Committee, the Compensation Committee carries out in particular the following functions:

•
develop general compensation principles for the Administrative Board and compensation arrangements for the Managing Directors and the non-managing members of the Administrative Board; classify in detail the various components of compensation (fixed, variable and stock-based) and all other ancillary benefits, including retirement and severance benefits, and analyze associated performance targets;

•
prepare the resolutions concerning the compensation and benefits, including stock-based benefits, of the Managing Directors and the non-managing members of the Administrative Board, to the extent permitted by law; and

•
regularly review the adequacy of compensation in light of legal requirements under German law, best practices among similarly-situated companies in the same and comparable industries and more generally, and among other companies whose shares are listed on the same securities exchange on which our company maintains its primary listing.

Nomination and Corporate Governance Committee

In accordance with our Articles of Association, our Administrative Board has established a Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee consists of at least three non-managing members of the Administrative Board. Pursuant to our Articles of Association and the rules of procedure that the Administrative Board has adopted for the Nomination Committee, the Nomination and Corporate Governance Committee carries out in particular the following functions:

•
identify, pre-screen, interview and recommend to the Administrative Board individuals qualified to become Administrative Board members and Managing Directors, consistent with criteria approved by the Administrative Board;

•
monitor best practices and trends in corporate governance among similarly-situated companies in the same and comparable industries and more generally, and among other companies whose shares are listed on the same securities exchange on which our company maintains its primary listing; and

•	develop and recommend to the Administrative Board a set of corporate governance principles applicable to the company.

The members of the Nomination and Corporate Governance Committee are Mr. Cannon, Mr. Dyer (Chairman) and Mr. Strobel.

Managing Directors

Applicable law and our Articles of Association require us to appoint at least one Managing Director. Currently, the company has three Managing Directors. The Administrative Board appoints Managing Directors with a simple majority. Members of the Administrative Board may also be appointed as Managing Directors as long as a majority of the members of the Administrative Board would continue to be non-managing members. Currently, our Chief Executive Officer, Simon Beresford-Wylie, is also a member of the Administrative Board. There is no share ownership requirement to qualify as Managing Director.

A Managing Director may be appointed for an indefinite term. A Managing Director may be removed from office at any time by a majority resolution of the non-managing members of the Administrative Board coupled with a resolution, also adopted by a majority of the non-managing members of the Administrative Board, to the effect that the Administrative Board has no confidence in the suitability of the Managing Director to continue in office.

Our Managing Directors conduct the daily business of our company in accordance with applicable laws, our Articles of Association and the rules of procedure for the Managing Directors adopted by the Administrative Board. Our Administrative Board may also issue binding instructions to the Managing Directors. The Managing Directors are in general responsible for the management of our group and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, they have the primary responsibility for:

•	the preparation of our annual financial statements;

•	the making of a proposal for the Administrative Board's recommendation to our shareholders' meeting on how our profits (if any) should be allocated; and

•
regular reporting to the Administrative Board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

Notwithstanding the joint responsibility of all Managing Directors for management matters of our company, the rules of procedure for the Managing Directors provide that the Managing Directors will unanimously establish a plan on the internal allocation of responsibilities among themselves. If the Managing Directors are unable to adopt such an allocation plan, the Administrative Board will adopt one by majority resolution. According to the allocation plan our Managing Directors have established under the rules of procedure currently in place:

•	our Chief Executive Officer is responsible for, among other things, strategy and business development, operations and technology;

•	our Chief Financial Officer is responsible for, among other things, finance and treasury, accounting, financial reporting, controlling and taxes; and

•	our Chief Legal Officer is responsible for, among other things, legal affairs, compliance oversight, relationships with regulators and disclosure controls and procedures.

The Managing Directors decide as a group on matters not allocated to one of them under the allocation plan whenever any one of them indicates that a matter should be decided as a group. In any event, the Managing Directors deliberate and vote as a group on any resolution recommending to the Administrative Board any of the matters listed below that require the approval of our Administrative Board.

The following actions may be taken by our Managing Directors only with the prior express authorization of our Administrative Board, including an approval of the majority of the non-managing members of the Administrative Board:

•	the acceptance of our overall business plan and annual budget;

•
the incurrence of indebtedness in excess of €20 million or granting of any security interest in that amount in any individual transaction or series of related transactions by our company or any of its subsidiaries, other than pursuant to the Senior Facilities Agreement;

•
the entry into, termination of, amendment of or waiver under any contract (including employment contracts) or other arrangement between (a) our company or any subsidiary and (b) any member of the Administrative Board or any person or legal entity that is affiliated with or otherwise closely connected to a member of the Administrative Board;

•
the acquisition or disposal of a company, a business, assets or real estate with a value in excess of €20 million in any individual transaction or series of related transactions by our company or any subsidiary, unless contained in an annual approved budget; and

•
the entering into capital expenditure commitments in excess of amounts contained in an approved annual budget, if that commitment exceeds €5 million in any individual case or exceeds €10 million in total.

The Administrative Board may make further types of actions contingent upon its approval.

The rules of procedure for the Managing Directors provide that the Managing Directors shall generally adopt their resolutions by majority vote if unanimity cannot be achieved.

Our company may be represented by two Managing Directors acting together or by a Managing Director together with a holder of a special power of attorney (Prokurist). According to our Articles of Association, our Administrative Board may grant a Managing Director, acting alone, the ability to represent our company.

The following table lists our current Managing Directors and their ages and functions.

Name	Age	1st appointment	Function

Simon Beresford-Wylie	52	2010	Chief Executive Officer

Christoph Schmidt-Wolf	55	2010	Chief Financial Officer

Thomas Preute	43	2010	Chief Legal Officer

The following is a summary of the business experience of our current Managing Directors, other than that of Mr. Beresford-Wylie, whose business experience is summarized under "—Administrative Board" above:

Mr. Christoph Schmidt-Wolf has been Elster's Chief Financial Officer since 2005. Prior to that he was the Chief Financial Officer of Tenovis from 2003 to 2004 and then Vice President for Finance in Europe of Avaya in 2005. Mr. Schmidt-Wolf also served as Chief Financial Officer of Stepstone ASA from 1999 to 2001 and worked as a management consultant in 2002. Previously he worked in various financial roles at Compaq, including Controller for the EMEA region, from 1988 to 1999 and at Hewlett Packard from 1983. Mr. Schmidt-Wolf has a degree in Industrial Engineering and Management from the Technical University of Darmstadt in Germany. Mr. Schmidt-Wolf serves as a managing limited partner (geschäftsführender Kommmanditist) of the Management KG.

Mr. Thomas Preute became a Managing Director in 2010. He has been Elster's Chief Compliance Officer since 2007 and General Counsel and Vice President since 2003, when he joined Ruhrgas Industries GmbH. He previously worked as head of corporate law at E.ON Ruhrgas AG, in private legal practice and at Commerzbank AG in private banking. Mr. Preute studied law at the Universities of Freiburg, Hamburg and Munich, Germany, and holds a doctoral degree in law (Dr. iur.) from Augsburg University in Germany. He serves as a managing limited partner of the Management KG.

The business address of our Managing Directors is Elster Group SE, Frankenstrasse 362, 45133 Essen, Germany.

Compensation and Share Ownership

Compensation of the Administrative Board

The principles for the compensation of our Administrative Board members are set forth in our Articles of Association. Our shareholders may amend our Articles from time to time at our annual shareholders’ meeting.

Pursuant to Section 13 of our Articles of Association, we are applying the principles described below to compensation for the year ended December 31, 2010.

Each Administrative Board member is entitled to fixed annual remuneration in the amount of $125,000, which is payable immediately after the shareholders’ meeting at which our unconsolidated financial statements for the relevant financial year are presented or which resolves on the approval of the unconsolidated financial statements. (We expect this shareholders’ meeting to take place in May 2011.) We refer to this remuneration as the members’ base annual remuneration.

The base annual remuneration for the Chairman of the Administrative Board is increased by an additional fixed amount of $75,000 annually and the base annual remuneration for each chairman of a committee of the Administrative Board is increased by an additional fixed amount of $15,000 annually.

In addition, to align the remuneration of our Administrative Board members with our long-term performance, each Administrative Board member is entitled to an additional fixed annual remuneration in the amount of $75,000. We refer to this amount as the deferred annual remuneration. The deferred annual remuneration is payable immediately after our annual shareholders’ meeting at which our unconsolidated financial statements for the relevant financial year are presented or which resolves to approve our unconsolidated financial statements. The deferred annual remuneration will be paid to a financial institution which we will designate. The financial institution will use the entire deferred annual remuneration amount to purchase our ADSs in the market on behalf of the respective Administrative Board member pursuant to a pre-existing plan and to hold these ADSs in a blocked securities account (gesperrtes Wertpapierkonto) as custodian for the respective Administrative Board member. The financial institution will release the ADSs to the respective Administrative Board member after the expiration of a four year period. This period commences on the date of the annual shareholders’ meeting after which the relevant ADSs were purchased and expires on the fourth anniversary of that date. The custodian shall transfer any fractional cost amounts of the deferred annual remuneration remaining after the acquisition of ADSs to the individual Administrative Board member.

Administrative Board members who have only served on the Administrative Board for part of the relevant financial year receive one-twelfth of each of the base annual remuneration and deferred annual remuneration for each full month of his or her service during that year.

If an Administrative Board member also serves as a Managing Director, he or she will not receive any compensation for his or her Administrative Board position in addition to the compensation payable under the service contract as a Managing Director. This currently applies to Mr. Beresford-Wylie, who is a member of our Administrative Board and is also one of our Managing Directors.

Administrative Board members are reimbursed for any reasonable out-of-pocket expenses incurred in connection with their duties as an Administrative Board member and any value added tax levied on their compensation or reimbursable expenses.

We intend to change the payment of our Administrative Board members’ remuneration from one annual installment to quarterly installments. This will require an amendment of the Company’s Articles of Association. We plan to ask our shareholders to pass a resolution at our annual shareholders’ meeting in 2011.

For our 2010 financial year, the individual members of our Administrative Board received or are entitled to receive the following compensation:

Name	Base salary	Bonus	Chairman and committee fee	Deferred compensation(1)	Total compensation
	in €
Simon Beresford-Wylie	0.00	0.00	0.00	0.00	0.00	(2)
Michael Cannon	23,631.56	0.00	2,835.79	14,178.94	40,646.29	(3)
John Delucca	23,631.56	0.00	2,835.79	14,178.94	40,646.29	(3)
Howard Dyer	473,631.56	503,109.72	17,014.73	14,178.94	1,007,934.95	(4)
Gregor Hilverkus	23,631.56	0.00	0.00	14,178.94	37,810.50	(5)
Steven Koltes	38,631.56	0.00	0.00	14,178.94	52,810.50	(5)
Marc Strobel	23,631.56	0.00	0.00	14,178.94	37,810.50	(5)
Total	606,789.36	503,109.72	22,686.31	85,073.64	1,217,659.03

(1)
These amounts will be used to purchase ADSs in 2011 for members of the Administrative Board. In accordance with our Articles of Association, the members of our Administrative Board will receive these ADSs after a period of four years.

(2)
Mr. Beresford-Wylie did not earn any compensation in connection with his role as member of our Administrative Board.  He earned his compensation as a Managing Director.  Please see “—Compensation of the Managing Directors” for more information.

(3)	Mr. Cannon and Mr. Delucca have only earned amounts in connection with their service on our Administrative Board since our IPO in October 2010. This compensation will be paid out in 2011.

(4)
Of this total, €450,000 was for services as a member of our Administrative Board from January 2010 until the completion of our IPO and was paid in 2010. The bonus relates to service from January 2010 until the completion of our IPO and will be paid out in 2011. Other compensation was earned in connection with services as a member of our Administrative Board since our IPO and will be paid out in 2011.

(5)
We expect to pay the compensation earned by Messrs. Hilverkus, Koltes and Strobel for their services on our Administrative Board since our IPO to CVC Capital Partners. In addition, the deferred compensation earned by Messrs. Hilverkus, Koltes and Strobel will be used to purchase ADSs, which we expect will be transferred to funds advised by CVC Capital Partners following the four-year vesting period. For Mr. Koltes, €15,000 of his total was for services on our Administrative Board from January 2010 until the completion of our IPO and was paid in 2010 to CVC Capital Partners in accordance with our Articles of Association in effect prior to our IPO. The remaining €37,810.50 was earned in connection with services as a member of our Administrative Board since our IPO.

Total compensation paid to members of our Administrative Board for their services in 2010 amounted to €1,217,659.03. None of the members of our Administrative Board have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment. We did not accrue any amounts to provide pension, retirement or similar benefits to members of our Administrative Board in 2010.

Messrs. Hilverkus, Koltes and Strobel are compensated as employees of CVC Capital Partners and as part of their duties in that capacity, serve on our Administrative Board. We granted no loans or advance payments to members of our Administrative Board in 2010, nor did we enter into any guarantees or other commitments in their favor.

We have taken out directors and officers (D&O) liability insurance with an appropriate deductible for the members of the Administrative Board.

Compensation of the Managing Directors

According to our Administrative Board’s rules of procedure, our Administrative Board determines the individual compensation for our Managing Directors upon recommendation of the Compensation Committee. The Administrative Board reviews the adequacy of the Managing Directors’ compensation on a regular basis and at a minimum annually, in pursuant to legal requirements under German and other applicable law (in particular pursuant to Section 87 of the German Stock Corporation Act (Aktiengesetz)). Our compensation system was reviewed by an independent compensation advisor.

In order to determine the appropriateness of our Managing Directors’ compensation, our Administrative Board must consider the following criteria:

•	the duties of the individual Managing Director;

•	the Managing Director’s personal performance;

•	our business situation;

•	our success and prospects;

•	prevailing compensation levels at peer companies; and

•	our overall compensation structure for all employees.

We have entered into contractual agreements with our Managing Directors. The agreements provide for a severance payment in the event of early termination. In the event of incapacitation, the Managing Director’s compensation will continue to be paid for a period of up to 12 months. Furthermore, in the event of death, the Managing Director’s surviving spouse and minor children are entitled to receive the Managing Director’s base salary for an additional 6 months. In any event, the continued payment of compensation will not exceed the remaining term of the employment agreement. Our Managing Directors are not entitled to early payment of their compensation in the event of early termination due to a change of control of our company.

The agreements contain non-competition clauses in effect for a certain period following termination of the contract. As long as we do not waive the post-contractual prohibition on working for one of our competitors, the Managing Director is entitled to monthly compensation during this period equal to 50% of his or her monthly base salary plus 50% of the average monthly bonus.

The Managing Directors’ compensation has various components. Non-performance-related components include an annual fixed base salary and variable remuneration, fringe benefits and deferred benefits based on company pension obligations. Performance-related components include an annual bonus and compensation components with long term incentives.

Non-performance-related Components

The non-performance-related components consist of the base salary and other benefits. The Managing Directors receive a base salary which is paid in monthly installments and reviewed by the Administrative Board at regular intervals. Other benefits include the reimbursement of expenses and the monetary value of non-cash benefits such as company cars and insurance premiums, including payments, if applicable, of taxes on these benefits. Each Managing Director is entitled to certain non-performance-related components of compensation, but the amount varies depending on the individual Managing Director’s personal situation. Thomas Preute also receives pension benefits as part of his non-performance-related compensation. The service costs in 2010 for his pension benefits were €10,801.

Performance-related Components

Performance-related variable components for 2010 consisted of bonus payments and the Company’s Long Term Incentive Plan, which we refer to as LTIP.

Bonus

The variable bonus component for each Managing Director is based on our business performance during the past financial year and is paid annually. The goals and conditions for payment of the bonus are specified by the Administrative Board annually. The annual bonus payment for financial year 2010, which was based on a target amount, was driven primarily by the achievement of a sales target, an adjusted EBITDA target and a working capital target. The bonus is aligned with the performance indicators that we use to steer the group. All Managing Directors are entitled to a bonus, but the amount varies depending on the individual Managing Director’s personal situation. In each case, the bonus is subject to a ceiling (cap), which is equal to a percentage of the Managing Director’s base salary and varies between the Managing Directors.

The Administrative Board intends to modify the current bonus system for 2011. Starting in the 2011 financial year, 85% of the bonus will be driven by the achievement of financial indicators and 15% by the achievement of individual targets. The Administrative Board will determine the individual targets for each Managing Director. Individual targets enable us to adequately reward the achievements of our Managing Directors.

Components with Long-Term Incentives

In connection with our initial public offering in 2010, we implemented a long-term incentive plan, or LTIP, for certain members of our management. The LTIP is designed to encourage and reward executives for reaching targets based on our goals, and also to help strengthen ties between us and our employees. We granted the first awards under the LTIP upon the completion of our initial public offering. LTIP awards are conditional rights to acquire ADSs granted under the LTIP. Under this program, participants are eligible to receive annual awards. Grants for the Managing Directors are resolved upon by our Administrative Board and grants to other employees are made by the compensation committee of our Administrative Board.

These awards will vest after four years (except for certain circumstances such as a change in control or takeover of our company), depending on our performance.

The vesting of 50% of the Awards will depend on total shareholder return at the end of the four-year period, measured against a comparison group of 30 other U.S.-listed companies. The vesting of the other 50% will depend on growth targets in our diluted earnings per share and will be determined over the four-year vesting period. For awards granted in 2010, achievement of performance conditions related to the diluted earnings per share will be determined at the end of each of the 2011, 2012 and 2013 financial years on a cumulative basis for the three year period.

Except in limited circumstances such as retirement or termination, awards will lapse without vesting if an employee leaves the Company.

We granted 674,440 awards under the LTIP in 2010 (of which 138,928 awards were granted to the Managing Directors) and are authorized to grant up to 7,405,000 ADSs over the LTIP’s term, which runs until September 2020.

For the 2010 financial year, our Managing Directors received the following compensation:

Name	Base salary	Bonus		Other compensation		ADS awards		Total compensation
	in €
Simon Beresford-Wylie	850,000.00	952,929.12	(1)	19,058.40	(2)	914,477.70	(5)	2,736,465.22
Christoph Schmidt-Wolf	368,750.00	476,464.56	(1)	49,424.80	(3)	0.00		894,639.36
Thomas Preute	170,504.00	134,531.17	(1)	25,299.16	(4)	215,166.40	(5)	545,500.73
Total	1,389,254.00	1,563,924.85		93,782.36		1,129,644.10		4,176,605.31

(1)	This amount represents the bonus for 2010 to be paid in 2011.

(2)	This amount represents €18,000.00 automobile allowance and €1,058.40 premium for accident insurance taken out by us for Mr. Beresford-Wylie.

(3)
This amount represents €18,000.00 automobile allowance, €18,000.00 housing allowance, €13,090.00 service fees for the Supervisory Board of Elster GmbH and €334.80 premium for accident insurance taken out by us for Mr. Schmidt-Wolf.

(4)	This amount represents €18,002.88 for a company car, €7,140.00 service fees for the Supervisory Board of Elster GmbH and €156.28 premium for accident insurance taken out by us for Mr. Preute.

(5)
Amounts shown in this column represent the grant date fair value of the non-vested ADSs granted at September 30, 2010 under the company’s Long Term Incentive Plan.  Compensation expense recognized in 2010 for these ADS awards in accordance with accounting standards amounts to €57,154.90 for Mr. Beresford-Wylie and €13,447.90 for Mr. Preute.

The total compensation earned by our Managing Directors for their service in 2010 was €4,176,605.31. Changes in the pension benefit obligations for Managing Directors were €29,640 and only relate to Mr. Preute.

We granted no loans or advance payments to our Managing Directors in 2010, nor did we enter into any guarantees or other commitments in their favor.

We have taken out customary directors and officers (D&O) liability insurance with an appropriate deductible for our Managing Directors.

Employees and Labor Relations

The following table contains the numbers, functions and geographic locations of our employees at the dates shown.

	As of December 31,
	2010	%	2009	%	2008	%
Function
Manufacturing, assembly and operation	4,387	63.0	4,369	63.7	5,054	66.3
Sales and Marketing	863	12.4	834	12.2	861	11.3
Research & Development	632	9.1	561	8.2	551	7.2
Packaging warehousing and supply management	419	6.0	436	6.4	460	6.0
Finance, controlling, accounting	289	4.2	284	4.1	289	3.8
Management	85	1.2	98	1.4	111	1.5
Other (IT, HR, etc.)	284	4.1	271	4.0	298	3.9
Total	6,959	100.0	6,853	100.0	7,624	100.0

Location
Europe	3,710	53.3	3,686	53.8	4,128	54.1
North America	2,082	29.9	1,853	27.0	2,101	27.6
Rest of World	1,167	16.8	1,314	19.2	1,395	18.3
Total	6,959	100.0	6,853	100.0	7,624	100.0

In addition to the employee totals above, we also use a number of temporary external employees in the United States and, in previous years, in South America, in connection with manufacturing activities. We also occasionally use temporary employees to assist us in ordinary course office functions. We had 395, 367 and 458 temporary external employees as of December 31, 2010, 2009 and 2008, respectively.

As an international company operating in more than 30 countries, we are subject to various labor regulatory regimes. In a number of our facilities, the employees are represented in works councils or labor unions. In 2009, we experienced one work stoppage in one of our facilities in France, which produces products for our gas segment, affecting approximately 80 employees. The stoppage lasted three days. Other than as described above, we have not experienced any other material work stoppages in the last three years.

Employee Incentive Plans

 Long-Term Incentive Plan (LTIP)

In connection with our initial public offering in 2010, we implemented a long-term incentive plan, or LTIP, for certain members of our management, including all of our Managing Directors and other key employees. The LTIP is designed to encourage and reward executives for reaching targets based on our goals, and also to help strengthen ties between us and our employees. We granted the first awards under the LTIP upon the completion of our initial public offering. LTIP awards are conditional rights to acquire ADSs granted under the LTIP. Under this program, participants are eligible to receive annual awards. Grants for the Managing Directors are resolved upon by our Administrative Board and grants to other employees are made by the compensation committee of our Administrative Board.

The vesting of 50% of the award will depend on total shareholder return at the end of the four-year period, measured against a comparison group of 30 other U.S.-listed companies. The vesting of the other 50% will depend on growth targets in our diluted earnings per share and will be determined over the four-year vesting period. For the awards granted in 2010, achievement of performance conditions related to our diluted earnings per share will be determined at the end of each of the 2011, 2012 and 2013 financial years on a cumulative basis for the three year period.

Except in limited circumstances such as retirement or termination, awards will lapse without vesting if an employee leaves our company. We granted 674,440 ADSs under the LTIP in 2010 and are authorized to grant up to 7,405,000 ADSs over the LTIP’s term, which runs until September 2020.

The following table sets forth the number of ADSs granted for the Management Directors under the LTIP.

Name	Number of ADSs granted under LTIP	ADS awards under LTIP
		in €

Simon Beresford-Wylie	112,466	914,477.70
Christoph Schmidt-Wolf	0	0.00
Thomas Preute	26,462	215,166.40
Total	138,928	1,129,644.10

For further information regarding the LTIP, see note 16 Share-based compensation in the consolidated financial statements.

IPO bonus plan

 Upon the completion of our IPO, we granted bonuses to about 70 of our key employees (other than the most senior level of our management). These employees were eligible to receive one-time bonuses in an aggregate amount of $5.9 million. The awards were subject to the discretion of our CEO. No members of our Administrative Board or Managing Directors were eligible to participate in the plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the beneficial ownership, as of December 31, 2010, of our company’s share capital by (i) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares), (ii) the public and (iii) the members of our Administrative Board and our managing directors individually. Our ADSs each represent one-fourth of an ordinary share. We are not directly or indirectly owned or controlled by any foreign government.

	ADSs Owned
Name	Number		Percent
Rembrandt Holdings S.A. (1)	88,048,276		78.00
Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (the Management KG):
Howard Dyer (2)	1,627,996		1.44
Christoph Schmidt-Wolf (2)	930,283	(5)	0.82
Simon Beresford-Wylie (2)	620,189		0.55
Thomas Preute (2)	93,028	(6)	0.08
Nachtwache Reserve GmbH (2)(3)	535,509		0.47
Other MEP participants as a group (2)(4)	2,394,883		2.12
Total Management KG	6,201,888		5.49
Public Shareholders	18,630,000		16.50
Total	112,880,164		100.00

(1)
Rembrandt Holdings S.A. is 100% collectively owned by CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P. and CVC European Equity Partners IV (E) L.P. CVC European Equity Partners IV (A) L.P. and CVC European Equity Partners IV (B) L.P. are managed by their general partner, CVC European Equity Partners IV (AB) Limited. CVC European Equity Partners (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. are managed by their general partner, CVC European Equity Partners IV (CDE) Limited. We refer to CVC European Equity Partners IV (AB) Limited and CVC European Equity Partners IV (CDE) Limited as the General Partners. Each of the General Partners acts as sole investment manager to the funds it manages and accordingly exercises voting and dispositive control over the shares held by those funds, including the shares of Rembrandt. As of December 31, 2010, the board of directors of each of the General Partners consists of the following individuals: Mark Grizzelle, Steven Koltes, Michael Smith, Brian Scholfield and Carl Hansen. These individuals are the natural persons who, in each case acting together in their capacities as members of the respective board of directors, possess voting and dispositive control over the shares held by the General Partners and the shares held by Rembrandt Holdings, S.A. The General Partners and directors disclaim beneficial ownership in the shares of our company.

(2)
Holds no ADSs or ordinary shares in our company, but does hold limited partnership interest in the Management KG. While none of the shares in our company that the Management KG holds may be attributed to any individual participant, the participants do have the right to receive their pro rata portion of the proceeds of any sale of our shares by the Management KG and to vote on any resolutions of the Management KG, in each case based on their respective interests in the Management KG. We therefore have included in the table the number of ADSs that arithmetically corresponds to the named individuals' proportionate interests in the Management KG. These individuals disclaim beneficial ownership of the shares underlying these ADSs.

(3)
Nachtwache Reserve GmbH is controlled by Rembrandt. It does not have individual dispositive control over the shares in our company that may be attributed to it through its ownership of limited partnership interests in the Management KG.

(4)
Other than the four individuals named above, no participant in the MEP holds limited partnership interests in the Management KG to which 0.5% or more of our ordinary shares may be attributed. For further information regarding the MEP, the Management KG and its holding of our shares, see "—Related Party Transactions—The Management KG and Our Management Equity Program."

(5)	Approximately 33% of the limited partnership interests attributed to Mr. Schmidt-Wolf are held by him on behalf of his spouse, Mrs. Martina Schmidt-Wolf.

(6)	Approximately 50% of the limited partnership interests attributed to Mr. Preute are held by him on behalf of his spouse, Mrs. Christiane Preute.

In addition to those Administrative Board members who beneficially own shares in our company through the MEP, Messrs. Hilverkus, Koltes and Strobel have an economic interest in shares held by funds advised by CVC Capital Partners. CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. collectively own 100% of Rembrandt Holdings S.A., which we refer to as Rembrandt.

CVC European Equity Partners IV (A) L.P. and CVC European Equity Partners IV (B) L.P. are managed by their general partner, CVC European Equity Partners IV (AB) Limited. CVC European Equity Partners (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. are managed by their general partner, CVC European Equity Partners IV (CDE) Limited. We refer to CVC European Equity Partners IV (AB) Limited and CVC European Equity Partners IV (CDE) Limited as the General Partners. Each of the General Partners acts as sole investment manger to the funds it manages and accordingly exercises voting and dispositive control over the shares held by those funds, including the shares of Rembrandt. The board of directors of each of the General Partners consists of the following individuals: Mark Grizzelle, Steven Koltes, Michael Smith, Brian Scholfield and Carl Hansen. These individuals are the natural persons who, in each case acting together in their capacities as members of the respective board of directors, possess voting and dispositive control over the shares held by the General Partners and the shares held by Rembrandt Holdings, S.A. The General Partners and directors disclaim beneficial ownership in the shares of our company. The General Partners are indirectly wholly-owned subsidiaries of CVC Capital Partners SICAV FIS S.A. Mr. Koltes' spouse, Corinne Koltes-Sulzer, and each of Mr. Strobel and Mr. Hilverkus, hold a beneficial interest in minority shareholdings in CVC Capital Partners SICAV FIS S.A.

Mr. Koltes is a member of the Board of Directors of each of CVC Capital Partners SICAV FIS S.A., together with a number of its subsidiaries, including the General Partners.

Mrs. Koltes-Sulzer holds an interest as a limited partner of CVC European Equity Partners IV (B) L.P. Mr. Strobel holds an interest as a limited partner of CVC Employees IV L.P., which holds an interest as a limited partner of CVC European Equity Partners IV (D) L.P.

Mr. Koltes, Mrs. Koltes-Sulzer, Mr. Strobel and Mr. Hilverkus disclaim any beneficial ownership of the shares in Elster Group SE indirectly owned by CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P. and CVC European Equity Partners IV (E) L.P. except to the extent of their respective pecuniary interest therein.

The major shareholders appearing in the table above do not have different voting rights from any of our other shareholders. The participants of the MEP listed in the table above each have limited partnership interests in the Management KG. They may not individually exercise voting rights connected with the ADSs of the Management KG. For more information see “—Related Party Transactions—The Management KG and Our Management Equity Program.”

We completed our IPO on October 5, 2010. In connection with the IPO, Rembrandt sold 4,842,048 ADSs and the Management KG sold 326,412 ADSs to the public.

As of February 18, 2011, there were 28,220,041 of our shares outstanding, representing 112,880,164 of our ADSs. Of these ADSs, there were 1,112 registered holders of record of our ADSs with addresses in the United States and 53 holders of record of our ADSs with addresses outside the United States.

Under German law, for so long as Rembrandt holds more than 25% of the shares in our company, it will be in a position to block shareholder action on a variety of matters, such as:

•	a resolution not to give effect to existing shareholders' preemptive rights in a capital increase;

•	any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets;

•	a change in the corporate form or business purpose of the company; or

•	the dissolution of our company.

We are aware of no arrangements which may at a subsequent date result in a change in control of our company.

In connection with our IPO, Rembrandt and the Management KG agreed with the underwriters not to sell or transfer any of the remaining shares they hold until March 29, 2011. The underwriters may, however, waive the restriction in their discretion. After March 29, Rembrandt and the Management KG will be free to make sales of our ADSs either in the public market or in private transactions. Rembrandt has advised us that it does not anticipate owning a majority of our shares over the long term and that it may make sales of shares from time to time on an opportunistic basis as market conditions permit.

Related Party Transactions

Since January 1, 2008, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Item 6. Directors, Senior Management and Employees" and "Item 4. Information on the Company" and the transactions we describe below.

The Management KG and Our Management Equity Program

The Management Equity Program

In November 2006, Rembrandt created our Management Equity Program, or MEP, as a measure to align interests among our key management personnel, Rembrandt and our company. Prior to our initial public offering, or IPO, Rembrandt Holdings S.A., an entity controlled by funds advised by CVC Capital Partners and which we refer to as Rembrandt, held 90% of the ordinary shares in our company. The remaining 10% of the ordinary shares in our company were held by Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG, a limited partnership organized under German law, which we refer to as the Management KG. In addition, the Management KG held a shareholder loan, into which the B PECs were amended in November 2009, in a principal amount of approximately €3.9 million plus accrued interest in an amount of approximately €1.0 million. In October, 2010, we repaid this loan in its entirety using a portion of the net proceeds of our IPO. For more information on our shareholder structure, see "Item 4. Information on the Company."

A number of members of our management, totaling 34 current employees, five former employees and one additional unrelated party, participate in the MEP. These individuals participate by holding limited partnership interests totaling 91.365% in the Management KG. The remaining 8.635% of the Management KG is currently held by Nachtwache Reserve GmbH, a limited liability company organized under German law, which is wholly-owned by Rembrandt. Rembrandt Nachtwache Verwaltungs GmbH, which is controlled by Rembrandt, acts as general partner but holds no economic interest in the assets of the Management KG.

The advisory board of Nachtwache Reserve GmbH, acting as the Co-Investment Committee, determined which managers were eligible to participate in the MEP and the number of shares in which they were able to invest in the MEP. The managers did not purchase shares directly, but instead purchased a portion of the limited partnership interests in the Management KG that corresponded to the portion of the shares held by the Management KG that the Co-Investment Committee reserved for him or her. When a member of management acquired limited partnership interests in the Management KG, he or she paid a price for the limited partnership interests that was determined by reference to the estimated fair market value of the shares at the time of the investment or, if higher, the nominal value of the shares. Some of the limited partnership holders who invested at or shortly after the creation of the MEP acquired their limited partnership interests at nominal value because the company had a negative value at that time. When the purchase was made, the participant's capital account in the Management KG was credited, by transfer from the capital account of Nachtwache Reserve GmbH, with a proportional interest in the undivided aggregate number of shares the Management KG holds that corresponded to the Co-Investment Committee's allocation to him or her; he or she received no entitlement to individual shares in our company and has no rights with respect to those shares. The limited partnership interests purchased by Managers investing in the Management KG also represented the proportionate shares of the B PECs, or the subsequent shareholder loan into which the B PECs were amended in November 2009, at their nominal value together with a €100 liability deposit. We repaid this loan with proceeds from our IPO. For members of management who invested later, we based the valuations on valuations made by an auditing firm. These valuations, as well as the valuations underlying our periodic compensation expense or income relating to the MEP, were based upon an adjusted earnings measure with further adjustments in respect of debt and marketability considerations as well as a multiple intended to serve as a benchmark to reflect the valuations of similarly situated companies.

The participants are all eligible to receive the economic benefits relating to his or her arithmetic proportion of the shares in our company held by the Management KG. These benefits would include his or her proportionate share of the proceeds of any sale by the Management KG of shares it holds in our company and of any dividends or other distributions on the shares. This means that if at any time the Management KG sells shares in our company, these participants are entitled to share in the proceeds of the sale. Participants will receive those proceeds without regard to whether they voted in favor of the resolution the Management KG adopted permitting it to sell ADSs.

The MEP is, for purposes of the preparation of our financial statements in accordance with U.S. GAAP, accounted for as a cash-settled stock-based compensation plan, even though we do not in fact make any cash or share-based payments under the program. We recognize non-cash compensation expense relating to the MEP in general and administrative expenses and a corresponding amount in additional paid-in capital of the company because there is no cash outflow for our company in respect of these charges. Compensation expense is based on the formula price underlying the terms of the MEP and recognized pro rata over a two-year vesting period. After the vesting period, changes in the formula value are remeasured at the end of each period and fully recognized as compensation expense for that period. The MEP terminated on the date of our IPO, which means that there will not be any subsequent measurement dates for compensation expense. At the date of the IPO, we recognized compensation gain in general and administrative expenses to reflect the value of the MEP awards. While the valuation prior to the IPO was based on the formula set forth in the MEP, because a market price for our shares was established at the time of our IPO, the initial public offering price for the IPO, or $13 per ADS, was used to determine the valuation of our company for purposes of the final recognition of accumulated compensation expense in respect of the MEP. Based upon the initial offering price of $13 per ADS, we recognized a gain in general and administrative expenses for the third quarter of 2010 of approximately $14.8 million, reducing the accumulated compensation expense accordingly.

In 2008 and 2007, non-cash compensation expense related to our MEP negatively impacted our results of operations, contributing substantially to our losses from continuing operations in each of those years. For more information, see "Item 5. Operating and Financial Review and Prospects—Historical Factors Affecting Our Recent Results—Management Equity Program."

The Management KG

The 40 individuals participating in the MEP together hold 91.365% of the limited partnership interests in the Management KG. These limited partnership interests corresponded to an aggregate of 5.02% of the ordinary shares in our company as of December 31, 2010.

As indicated above, no shares in our company are identified within the Management KG as belonging to any individual participant in the Management KG, and no such participant is able to elect to sell shares acting alone. Under the documents constituting the Management KG, any sale by the Management KG of shares in our company requires the affirmative vote of holders of limited partnership interests representing 75% of the total outstanding limited partnership interests (other than those of Nachtwache Reserve GmbH), and the dissolution of the Management KG, with all of the shares in our company that the Management KG now holds being distributed to its limited partners, requires the affirmative vote of holders of limited partnership interests (including those of Nachtwache Reserve GmbH) representing 75% of the total outstanding limited partnership interests. The Management KG may also exercise the voting rights of the shares in our company, with Nachtwache Reserve GmbH giving the voting instruction for the proportion of the shares it holds and a resolution (adopted with a 75% majority) of the remaining limited partners being required for the exercise of voting rights attached to the remaining proportion of the shares the Management KG holds. In the event that a resolution is not adopted by the requisite vote of the limited partners, the voting rights attached to these shares will not be exercised and the shares of the company held by the Management KG will not be voted.

In the table appearing below, we set forth information relating to those members of our Administrative Board and our Managing Directors who beneficially own limited partnership interests in the Management KG, and the percentage of the shares in our company to which these limited partnership interests arithmetically correspond.

Name	Percentage Holding of Limited Partnership Interests		Percentage of our Shares Corresponding to Holding of Limited Partnerhip Interests

Howard Dyer	26.25%		1.44%
Christoph Schmidt-Wolf	15.00	%(2)	0.82%
Simon Beresford-Wylie	10.00%		0.55%
Thomas Preute	1.50	%(3)	0.08%
Others, as a group (1)	38.62%		2.12%
Subtotal individual MEP participants	91.37%		5.02%
Nachtwache Reserve GmbH	8.63%		0.47%
Total	100.00%		5.49%

(1)
None of these individuals own limited partnership interests in the Management KG that arithmetically correspond to a proportion of the shares or ADSs in our company equal to 0.5% or more of our outstanding ordinary shares.

(2)	Approximately 33% of the limited partnership interest attributed to Mr. Schmidt-Wolf are held by him on behalf of his spouse, Mrs. Martina Schmidt-Wolf.

(3)	Approximately 50% of the limited partnership interest attributed to Mr. Preute are held by him on behalf of his spouse, Mrs. Christiane Preute.

Because of the requirements summarized above that resolutions of the Management KG be passed with 75% majorities both for the Management KG to sell our shares and for it to vote them, none of the individual limited partners in the Management KG possesses individual voting or dispositive control over these shares. These limited partners disclaim beneficial ownership of our shares.

The Management KG has agreed that it will not sell any of our shares it holds until March 29, 2011 without the consent of the underwriters in our IPO, subject to limited exceptions. After that date, the Management KG may sell shares, subject to the terms of the MEP and any securities law restrictions that may be applicable to these sales. In addition, should the Management KG at a future date adopt a resolution to dissolve itself and have its shares distributed to its participants, those participants, may sell shares, subject to the terms of the MEP, the lock-up described above and any securities law restrictions applicable to these sales by them. Any future sale of ADSs or shares by the Management KG would require it to adopt a new resolution, approved by limited partners holding 75% or more of the limited partnership interests.

Lease of Office Space

In 2007, we entered into agreements with Howard Dyer and Minit Group, which is controlled by Howard Dyer, the chairman of our Administrative Board, to lease office space in London and provide various office services. We paid a total amount of approximately $1.5 million under these agreements. These agreements were terminated at the end of the second quarter of 2010.

Loan to Our Shareholder

In 2006, our company made a loan to Rembrandt to fund legal and administrative expenses in advances it incurred as a result of its operations as a holding company. The balance outstanding under this agreement as of December 31, 2009 was approximately $2.5 million. Rembrandt repaid all advances under the agreement with proceeds it received from the IPO. We terminated the loan agreement following our IPO.

Procedures for Related Party Transactions

Our Audit Committee and Administrative Board must approve certain transactions performed by or on behalf of any company belonging to our group. These include any material transaction or arrangement, other than those on arm's length terms, as well as transactions with members of our Administrative Board and senior management. We discourage our employees, senior management and members of our Administrative Board from entering into transactions that may cause a conflict of interest. Any related party transaction must be reported to our audit committee. Pursuant to its charter, our Audit Committee must then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, impact on a director's independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

Item 8. Financial Information

You can find our Consolidated Financial Statements on pages F-1 through F-46.

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, significant effects on our financial condition or profitability.

Our former Ipsen furnace business has been subject to a number of claims relating to alleged asbestos exposure. Pursuant to the agreement under which we sold our Ipsen furnace business, we are required to indemnify the purchaser against present or future asbestos claims noticed to us by August 15, 2015, up to a maximum out-of-pocket amount for us of €15 million. The agreement under which we sold our Ipsen furnace business further provides that the amount of the indemnity be reduced by payments made to the purchaser under Ipsen's current or pre-existing insurance policies. We have covered the contingent liability arising out of this out-of-pocket maximum with an indemnity from our former owner, E.ON Ruhrgas AG, in an equal amount. In addition, according to our due diligence conducted at the time of the disposition, Ipsen's current and pre-existing insurance coverage is in excess of the €15 million amount. As a consequence, we do not believe that these cases will have a material adverse effect on our financial condition. At the time of the disposition, 14 cases were open, and 83 new claims have been subsequently notified. Of the 97 total claims notified, 47 have been dismissed.

In addition, there are currently three asbestos cases (filed in 1999, 2002 and 2003 by individual plaintiffs) in which Elster American Meter Company has been named as an additional defendant. All three cases have been included in the New York County Asbestos Litigation (NYCAL) program and are currently classified as inactive. While on the inactive docket, all discovery in these matters has been stayed until further notice. Hauck Manufacturing Company Inc., an Elster Group company, has been named as an additional defendant in an asbestos case in U.S. federal district court in Texas in 2010. The plaintiffs have not yet claimed any damages. Elster American Meter Company and Hauck Manufacturing Company Inc. maintain insurance coverage for liability and defense costs. Accordingly, we do not believe these cases will have a material adverse effect on our financial condition.

Dividend Policy

We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends in the foreseeable future. Any recommendation by our Administrative Board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Our Senior Facilities Agreement permits us to pay dividends for the preceding year in an amount of up to 50% of our unconsolidated net income for that preceding year, determined in accordance with German GAAP. See "Item 5. Operating and Financial Review and Prospects—Senior Facilities Agreement." We may also become subject to debt instruments or other agreements that limit our ability to pay dividends.

Any distribution of dividends proposed by our Administrative Board requires the approval of our shareholders in a shareholders' general meeting. See "Item 10. Additional Information—Articles of Association," which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see "Item 10. Additional Information—Taxation—German Taxation of ADSs.”

Item 9. The Offer and Listing

ADSs representing our company's shares have traded on the New York Stock Exchange since September 30, 2010. The tables below set forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange.

	Price per Elster ADS share
	High	Low
	USD	USD
Quarterly highs and lows

2010
Fourth quarter	17.10	13.50

Monthly highs and lows

2010
September 30, 2010	14.40	13.70
October	15.05	13.50
November	16.30	14.75
December	17.10	15.49

2011
January	17.06	15.04
February	16.90	14.98

On March 7, 2011, the closing sales price for our ADSs on the New York Stock exchange was USD 16.22.

Item 10. Additional Information

Articles of Association

The following summarizes the material rights of holders of the shares of our company under German and applicable EU corporate law and the material provisions of our Articles of Association. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association are publicly available from the commercial register (Handelsregister) in Essen or electronically at www.unternehmensregister.de. An English convenience translation of our current Articles of Association is included as an exhibit to this annual report.

Share Capital

The issued share capital of our company consists of EUR 28,220,041.00 divided into 28,220,041 ordinary shares with a nominal value of EUR 1.00 per ordinary share.

Authorized Capital

Under the German Stock Corporation Act, which in this context also applies to a German SE, a stock corporation's shareholders' meeting can authorize the management board, or, as the case may be, the management board and the administrative board acting jointly, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders' authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter.

On September 30, 2010, our shareholders resolved to amend the Articles of Association of our company to authorize the Managing Directors to increase the share capital with the Administrative Board's consent against contributions in cash or in kind (or a combination thereof). The Managing Directors may use these authorizations until September 30, 2015 to issue new shares in one or more tranches for any legal purpose in an aggregate amount of up to €12 million, in which case all of our existing shareholders would have preemptive rights to subscribe for these new shares in proportion to the number of shares he or she holds in our existing share capital. The preemptive rights may, however, be excluded in the following circumstances:

•
to the extent that new shares must be granted to holders of subscription warrants or convertible bonds that we or any Company in which we have a direct or indirect majority holding have issued, in accordance with the terms of issuance of such warrants or convertible bonds;

•
if (i) the new shares represent 10% or less of the existing share capital when the authorized capital or issuance or the new shares is registered in the commercial register and (ii) the issue price of the new shares is not considerably lower than the stock exchange price at that time of the shares in our company (based, we expect, on the price of our ADSs on the NYSE and on an exchange rate to be set in the Administrative Board's resolution approving the share issuance); or

•	to the extent necessary to avoid balancing out fractional amounts.

If we conduct a capital increase against contributions in kind, our Managing Directors may exclude the shareholders' preemptive rights with the consent of the Administrative Board.

The resolution became effective upon its entry into the commercial register on October 1, 2010.

Conditional Capital

Under the German Stock Corporation Act, a stock corporation's shareholders' meeting can authorize conditional capital of up to 50% of the issued share capital at the time of the resolution. Conditional capital is share capital that the shareholders have approved in advance for specific purposes subject to the issuance of the new capital in conformity with the terms of the shareholders' resolution.

On September 30, 2010, our shareholders' meeting passed a resolution to conditionally increase our share capital by up to €7 million through the issuance of up to 7 million shares. This conditional capital may only be used in connection with an issuance of convertible bonds or bonds with subscription warrants attached to be issued on or before September 30, 2015.

This resolution became effective upon its entry into the commercial register on October 1, 2010.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preemptive right to subscribe for new shares to be issued by the corporation in proportion to the number of shares he or she holds in the corporation's existing share capital. This also applies to an SE that is incorporated in Germany. These rights do not apply to shares issued out of conditional capital. The German Stock Corporation Act only allows the exclusion of preemptive rights in limited circumstances, including those enumerated above with respect to our authorized capital. For an SE incorporated in Germany, at least three quarters of the votes cast at the relevant shareholders' meeting must vote for such exclusion. In addition to approval by the shareholders' meeting, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders' interest in their preemptive rights and may be subject to judicial review.

Shareholders' Meetings and Voting Rights

A meeting of the shareholders of our company, or shareholders' meeting, may be called by the Administrative Board. Shareholders representing in the aggregate at least five percent of our ordinary shares may request that a shareholders' meeting be called. This request must be in writing and must describe the purpose and the justification of such shareholders' meeting. Our shareholders' meeting must be held in Germany.

Under German law and the Articles of Association of our company, our company must publish invitations to shareholders' meetings in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) at least thirty days before the last day on which the shareholders must notify our company that they intend to attend the meeting.

Shareholders representing in the aggregate at least 5% of our ordinary shares or owning shares with an aggregate nominal value of at least €500,000 may also request the addition of one or several items to the agenda of any shareholders' meeting. The request must be addressed to our registered office by registered mail at least thirty days prior to the date of such meeting.

Under German law, shareholders have no right of access to the corporate records of a stock corporation or SE with its registered seat in Germany. Access to information from the company—except for any information disclosed as required by law—is generally limited to a shareholder's right to demand information from management during the shareholders' meeting to the extent necessary to evaluate a particular item of the agenda and to vote the shares at the shareholders' meeting.

Shareholders who are registered in the share register may participate in and vote at the shareholders' meeting. A notice by a shareholder of his or her intention to attend a shareholders' meeting must be given to our company at least six days (or a shorter period, if so determined by our Administrative Board) before the meeting, not counting the day of notice and the day of the meeting. In certain cases, a shareholder can be prevented from exercising his or her voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder. Under German law, shareholders may only exercise their voting rights and resolve on corporate matters in a shareholders' meeting and may not exercise their vote through written consents. In addition, German law does not permit cumulative voting. Because the depositary's nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

Each share carries one vote at a meeting of the shareholders. Resolutions are generally passed with a simple majority of the votes cast. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of at least 75% of the share capital represented in connection with the vote taken on that resolution. However, this is generally interpreted to require a majority of at least 75% of the votes actually cast. The majority required for some of these resolutions may also be lowered by the Articles of Association.

Although our company must notify shareholders of an ordinary or extraordinary shareholders' meeting as described above, neither the applicable German statutory or European law nor the Articles of Association of our company have a minimum quorum requirement. This means that holders of a minority of our shares could potentially control the outcome of resolutions.

According to the Articles of Association of our company, resolutions to amend the Articles of Association may be passed only by at least a super-majority of 75% of the votes cast unless mandatory law provides otherwise. Pursuant to German statutory law the 75% super-majority requirement also applies to the following matters:

•	the exclusion of preemptive rights in a capital increase;

•	capital decreases;

•	the creation of authorized capital or conditional capital;

•	dissolution of the company;

•	a merger (Verschmelzung) with another company or another corporate transformation;

•	a transfer of all or virtually all of the assets of our company; and

•	the conclusion of any domination (Beherrschungsvertrag), profit and loss transfer (Ergebnisabführungsvertrag) or similar inter-company agreements.

Dividend Rights

Shareholders participate in profit distributions in proportion to the number of shares they hold.

Under German law, our company may declare and pay dividends only from the profits as they are shown in our company's unconsolidated annual financial statements prepared in accordance with applicable German law.

Liquidation Rights

If we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law.

Repurchase of Our Own Shares

We may not acquire our own shares unless authorized by the shareholders' meeting or in other very limited circumstances set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than five years. The rules in the German Stock Corporation Act generally limit repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase.

On September 30, 2010, our shareholders authorized us to repurchase our shares and/or our ADSs for a period until September 30, 2015. Under this resolution, any shares and/or ADSs that we repurchase may be (i) sold on a stock exchange; (ii) offered and transferred to third parties against contributions in kind, including in connection with business combinations or the acquisition of companies or interests therein; (iii) offered for purchase or transferred to current or former employees of our company or any of our subsidiaries; (iv) used to service subscription warrants or convertible bonds that we or any of our subsidiaries have issued or will issue; (v) sold to third parties against payment in cash at a price which is not significantly below the price quoted on the primary stock exchange where our shares or ADSs are listed (based on the price of our ADSs on the NYSE) and, if ADSs are sold, significantly below the price of our ADSs on the New York Stock Exchange or (vi) redeemed. In addition, our Administrative Board is authorized to offer for purchase or transfer repurchased shares and/or ADSs to our Managing Directors as stock-based compensation.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders' meeting of a stock corporation (and accordingly, a European public limited liability company) may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of "adequate cash compensation." This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Corporate Purpose of Our Company

The corporate purpose of our company, described in Section 2 of our Articles of Association, is the management of a group of companies and the administration of participations, in particular, of companies that develop, manufacture, assemble and/or distribute electricity, gas and water meters and regulation, control and safety products; to develop and provide related communications and network systems, controls and software; to provide services related to the foregoing; and to provide any related products or services.

Registration of the Company with Commercial Register

Our company is a European public limited liability company (Societas Europaea, or SE) and is organized under the laws of Germany and the European Union. On February 23, 2010 our company was registered in the Commercial Register of Essen, Germany under the number HRB 22030 after our relocation from Luxembourg.

Material Agreements

Since 2009, we have entered into material contracts relating to the amendment of our preferred equity certificates and the resulting shareholder loan to the Management KG. See "Item 4. Information on the Company" for more details relating to the conversion of the remaining preferred equity certificates of Management KG.

In the usual course of our business, we enter into numerous contracts with various other entities including customers, distributors and suppliers. Other than the agreements described above and amendments to our Senior Facilities Agreement, we have not entered into any material contracts outside the ordinary course of our business within the past two years.

Exchange Controls and Limitations Affecting Shareholders

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Iran, North Korea, Ivory Coast, Congo, Myanmar, Belarus, Zimbabwe, Sudan, Somalia and Iraq.

For statistical purposes, there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euro and other currencies made through financial institutions, as well as netting and clearing arrangements.

Taxation

German and United States Taxation

The following discussion describes the material German tax and U.S. federal income tax consequences for a U.S. holder of acquiring, owning, and disposing of the ADSs. A U.S. holder, which we refer to as a U.S. holder, is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, which we refer to as the Treaty, that is fully eligible for benefits under the Treaty. A holder will be entitled to Treaty benefits in respect of the ADSs if it is:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•
a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes;

•	not also a resident of Germany for German tax purposes; and

•	not subject to a limitation on benefits (i.e., anti-treaty shopping) article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

This discussion applies only to U.S. holders that hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company's voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs should consult their own tax advisers.

This discussion is based on German tax laws (including, but not limited to interpretation circulars issued by German tax authorities, which are not binding for the courts), U.S. federal income tax laws (including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof), and the Treaty. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German or U.S. tax authorities will not challenge one or more of the tax consequences described in this discussion. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective holders of ADSs may wish to consult their own tax advisors regarding the German and U.S. tax consequences of the purchase, ownership and disposition of the company's ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

General

For German tax purposes, the ADSs will represent a beneficial ownership interest in the underlying shares. Dividends are accordingly attributable to U.S. holders and U.S. holders are treated as holding an interest in the company's shares for German tax purposes.

German Taxation of Dividends

The full amount of a dividend distributed by the company, excluding an amount that is treated as repayment of capital under German tax laws, is subject to German withholding tax at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate rate of 26.375%. The basis for the withholding tax is the dividend approved for distribution by the company's general shareholder meeting.

Withholding tax is withheld by the company and remitted to the German tax authorities regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends received by U.S. holders. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. holders upon application. For example, for a declared dividend of 100, a U.S. holder initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. holder is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend, which is equal to the excess of the amount withheld at the total German domestic dividend withholding rate (including the solidarity surcharge) over the amount computed under the applicable Treaty rate (hence, the excess of the 26.375% total German withholding over the 15% Treaty withholding tax rate). As a result, the U.S. holder ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding.

Withholding Tax Refund for U.S. Holders

U.S. holders are eligible for treaty benefits under the Treaty (as discussed above in ‘‘—German and United States Taxation"). Accordingly, U.S. holders are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate.

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany). The form is available at the same address, on the German Federal Tax Office's website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. The refund claim becomes time-barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. holder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent and documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. Requests for certification must include the U.S. holder's name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $35. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Internal Revenue Service, P.O. Box 16347, Philadelphia, PA 19114-0447. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. holder, who must then submit the certification with the claim for refund of withholding tax.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a broker that is registered as a participant in the electronic data exchange procedure with the Bundeszentralamt für Steuern may file an electronic collective refund claim on behalf of all of the U.S. holders for whom it holds the company's ADSs in custody. The simplified refund procedure permits the refund of only two-fifths of the withholding tax withheld and remitted. It is not possible to use the simplified procedure to claim a further refund for example based on special privileges under the Treaty.

Pursuant to tax rules aiming to combat harmful tax practices and tax evasion, a reduction of withholding tax may become subject to additional disclosure requirements. The new rules, however, are not expected to apply to U.S. holders who directly hold the company's ADSs.

German Taxation of Capital Gains

The capital gains from the disposition of ADSs realized by a holder that is not a German resident would be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs that represent 1% or more in the company's shares. If such holder had acquired the ADSs without consideration, the previous owner's holding period and size of the holding would also be taken into account.

However, U.S. holders are eligible for treaty benefits under the Treaty (as discussed above in ‘‘—German and United States Taxation"). Pursuant to the Treaty, U.S. holders are not subject to German tax even under the circumstances described in the preceding paragraph.

German statutory law requires a Disbursing Agent (as defined below) to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account in Germany. The statute does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, an interpretation circular issued by the German Federal Ministry of Finance (dated December 22, 2009, reference number IV C 1- S2252/08/10004 at no.s 313, 315) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, Disbursing Agents nevertheless rely on guidance contained in such interpretation circulars. Therefore, a Disbursing Agent would only withhold tax at 26.375% on capital gains derived by a U.S. holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the Disbursing Agent did not follow this guidance. In this case, the U.S. holder would be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty. The term "Disbursing Agent" means a bank, a financial services institution, a securities trading enterprise or a securities trading bank, each as defined in the German Banking Act, (in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody for the investor or conduct their sale or other disposition and disburses or credits the income from the ADSs to the holder of the ADSs.

German Inheritance and Gift Tax

Under German domestic law, the transfer of ADSs will be subject to German gift or inheritance tax if:

(a)  the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany);

(b) at the time of the transfer the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

(c)  the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Under the United States-Germany Inheritance and Gifts Tax Treaty, a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax, if the donor or the transferor is domiciled in the United States within the meaning of the United States-Germany Inheritance and Gift Tax Treaty and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed. Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir's, transferee's or other beneficiary's residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent's or donor's residence (but not with reference to the decedent's or donor's citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly and subject to the same limitations, U.S. state-level estate or gift taxes is also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

Other German Taxes

There are no transfer, stamp or similar taxes which would apply to the purchase, sale or other disposition of ADSs in Germany. Net worth tax (Vermögensteuer) is no longer levied in Germany.

U.S. Taxation

General

A U.S. holder of the ADSs will be treated for U.S. federal income tax purposes as the beneficial owner of the shares represented by those ADSs. No gain or loss will be recognized upon an exchange of the ADSs for such shares.

U.S. Taxation of Dividends

U.S. holders must include the gross amount of cash dividends paid in respect of the ADSs, without reduction for German withholding tax, in ordinary income on the date that they are treated as having received them.

Subject to certain exceptions for short term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs before January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends received with respect to the ADSs will be qualified dividends if (i) the company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or if the ADSs are readily tradable on an established securities market and (ii) the company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC.

The Treaty has been approved for the purposes of the qualified dividend rules. We believe that the ADSs will be considered readily tradable on an established securities market. Based on the company's audited financial statements and relevant market and shareholder data, the company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 and 2010 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its 2011 taxable year, and the foreseeable future.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Such election would then apply to all foreign income taxes and certain other foreign taxes of the U.S. holder. As discussed in the preceding section regarding German Taxation, German withholding tax will be imposed at a rate of 25% plus solidarity surcharge of 5.5% on the withholding tax (in total 26.375%). However, U.S. holders qualify for benefits under the Treaty (as discussed above in "—German and United States Taxation"). Accordingly, U.S. holders may request a refund of German tax withheld in excess of the 15% rate provided in the Treaty. Fluctuations in the dollar-euro exchange rate between the date on which U.S. holders receive a dividend and the date on which they receive a related refund of German withholding tax may give rise to foreign currency gain or loss, which is treated as ordinary income or loss for U.S. tax purposes.

U.S. Taxation of Sales or Other Taxable Dispositions

Sales or other taxable dispositions by U.S. holders of ADSs will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder's U.S. dollar basis in the ADSs. Any such capital gain or loss will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

U.S. Information Reporting and Back-Up Withholding

Dividends paid in respect of ADSs, and payments of the proceeds of a sale of ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and will be subject to backup withholding (currently imposed at a 28% rate) unless the holder (i) is an exempt recipient or (ii) provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Documents on Display

Our Company is subject to the informational requirements of the Securities Exchange Act of 1934 as amended. We file reports and other information with the Securities and Exchange Commission. Such reports and other information, including this annual report and its exhibits, can be inspected and copied at the public reference facilities of the SEC located at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

Enforcing Civil Liabilities

Elster Group SE is a European public limited liability company (Societas Europaea, or SE), and its registered offices and most of its assets are located outside of the United States. In addition, most of the members of our Administrative Board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon Elster Group SE or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Elster Group SE in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against Elster Group SE, the members of its Administrative Board or its senior management to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, a German court does generally not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Administrative Board or senior management and the experts named in this annual report. In addition, even if a judgment against our company, the non-U.S. members of our Administrative Board, senior management or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss related to adverse changes in the market prices, including commodity prices, foreign exchange rates and interest rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from changes in commodity prices, foreign exchange rates and interest rates. We have used, and we expect to continue to use, derivative instruments to manage these risks in some cases. While we do not account for all derivative instruments as hedging instruments, we do not use these instruments for trading or speculative purposes.

Commodity Price Risk

A significant portion of our business is exposed to fluctuations in market prices for commodities, especially brass, steel, aluminum and other raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible), procurement contracts under which we seek to agree to prices for up to one year to limit our exposure to price volatility. See "Item 4. Information on the Company—Procurement and Scalable Manufacturing Footprint."

We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.

Foreign Exchange Risk

As a result of our international operations, we are subject to risks associated with the fluctuations of foreign currencies against other currencies. We describe the kinds of risks to which we are exposed in "Item 5. Operating and Financial Review and Prospects —Historical Factors Affecting our Recent Results—Foreign Currency Exchange Effects." We enter into foreign currency forward contracts to assist us in managing our currency exposures. These financial instruments are sensitive to changes in foreign currency exchange rates. At the end of 2009, we implemented a hedge accounting policy that has applied since the beginning in 2010.

As of December 31, 2010, we had entered into forward contracts with a notional amount of $44.7 million, with positive fair values of $0.2 million reported as other current assets and negative fair values of $0.7 million reported as other current liabilities. As of December 31, 2009, we had entered into forward contracts with a notional amount of $8.3 million, with positive fair values of $0.2 million reported as other current assets.

In future periods, we may use additional derivative contracts to protect against foreign currency exchange rate risks. Alternatively, we may choose not to hedge certain foreign currency risks associated with our foreign currency exposures if such exposures act as a natural foreign currency hedge for other offsetting amounts denominated in the same currency.

Interest Rate Risk

Under the terms of our Senior Facilities Agreement, we pay a variable rate of interest which is linked to adjusted LIBOR or adjusted EURIBOR depending on the currency of the borrowing. All of our debt is subject to interest rate risk as a result of changes in these rates. Our total indebtedness, including accrued interest, as of December 31, 2010 was $840.5 million, of which $823.6 million was under our Senior Facilities Agreement. The remaining portion of our outstanding indebtedness is mainly through various Latin American subsidiaries and denominated in local currencies. The interest on our other third-party bank debt is linked to local market rates and negotiated on and renegotiated on an annual basis.

Almost all our indebtedness bears interest at variable rates. Under the Senior Facilities Agreement, $528.1 million, including accrued interest, of our outstanding debt was in euros and $65.2 million, including accrued interest, of the outstanding debt was in pound sterling. Of our total borrowings under our Senior Facilities Agreement, $672.8 million, or 81.8%, was hedged through interest rate swaps. At December 31, 2010, the weighted-average interest rate on our U.S. dollar borrowings, including the effect of the interest rate swaps, was approximately 4.49%. The weighted-average interest rate on our euro borrowings, including the effect of interest rate swaps was approximately 4.68%. Holding all other variables constant, an increase in the interest rate of 1% on our variable-rate debt, after giving effect to the interest rate swaps, would increase our annual interest costs by approximately $1.5 million.

To hedge exposure to variable interest rates under our Senior Facilities Agreement, we have entered into various interest rate swap agreements in which we receive periodic variable interest payments at the relevant EURIBOR and LIBOR rates and make periodic payments at specified fixed rates. As of December 31, 2010, we were party to four interest rate swap agreements, hedging our interest rate exposures under our U.S. dollar and euro debt under the Senior Facilities Agreement.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and the scheduled minimum repayment of principal over the remaining lives of our debt at December 31, 2010. This table does not include our other third-party debt, which totaled $16.5 million as of December 31, 2010.

	Expected Maturity Date
						Beyond
	2011	2012	2013	2014	2015	2015	Total
	(in $ millions equivalent except percentages)

Floating Rate Debt
Principal: USD
Outstanding debt	–	–	115.0	115.0	–	–	230.0
Average interest rate	4.62%	6.22%	7.13%	7.70%
Principal: EUR
Outstanding debt	–	7.5	259.9	259.9	–	–	527.2
Average interest rate	5.72%	6.40%	6.80%	7.18%
Principal: GBP
Outstanding debt	–	65.1	–	–	–	–	65.1
Average interest rate	4.68%	6.18%
Interest Rate Swaps (1)(2)
USD denominated (3)	–	230.0
Average interest rate (pay)	2.24%	2.24%
Average interest rate (receive) (4)	1.65%	3.26%
Net/Spread	-0.59%	1.02%
EUR denominated (5)	–	442.8
Average interest rates	2.43%	2.43%
Average interest rate (receive) (6)	2.79%	3.47%
Net/Spread	0.36%	1.04%

(1)
In the calculation of our average interest rates for our Senior Facilities Agreement as well as the receiving leg of our interest rate swaps, we used implied forwards for the respective money market rate. Additionally, for the debt under our Senior Facilities Agreement, we applied the relevant margin adjustment applicable to each tranche as of December 31, 2010. See "Item 5. Operating and Financial Review and Prospects—Senior Facilities Agreement."

(2)	All of our swaps mature on June 30, 2012.

(3)	All of our U.S. dollar denominated debt is covered by one interest rate swap agreement.

(4)	Under this swap agreement, we receive a floating rate based on U.S. dollar 6-month LIBOR as set by the British Banker's Association.

(5)	Most of our euro denominated debt is covered under our interest rate swap agreements.

(6)	Under these swap agreements, we receive a floating rate based on 6-month EURIBOR as reported by Reuters.

The purpose of our swaps, which are not designated as accounting hedges, is to economically hedge our interest payments on a portion of our Senior Facilities Agreement debt. Changes in our cash flows attributable to the risk being hedged are expected to be offset by cash settlements on the derivatives.

We recognized a loss of $5.0 million for 2010, a loss of $3.8 million for 2009, and a loss of $16.8 million for 2008, related solely to changes in fair value of the swaps.

Item 12. Description of Securities Other than Equity Securities

The following is a description of the fees and charges that a holder of our ADSs may have to pay in connection with their ownership of our ADSs.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex, facsimile and electronic transmissions and deliveries (as expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary

Fees incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the ordinary shares, ADSs, ADRs and other deposited securities
As necessary

Fees incurred by the depositary in connection with the delivery of the deposited securities	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On September 29, 2010, a registration statement (Registration No. 333-169347) relating to our IPO was declared effective by the Securities and Exchange Commission. A total of $335,340,000 of our ordinary shares was registered under this registration statement.

•
We registered $175,000,032 of our ordinary shares. We sold a total of 13,461,540 ADSs representing 3,365,385 of our ordinary shares for an aggregate total amount of $175,000,020. We paid $7,875,001 in total underwriting discounts and commissions to the underwriters.

•
Rembrandt registered $154,464,480 of our ordinary shares. A total of 4,842,048 of our ADSs (including the over-allotment option of 2,430,000 ADSs) representing 1,210,512 of our ordinary shares were sold by Rembrandt for an aggregate total amount of $62,946,624. Rembrandt paid $2,832,598 in total underwriting commissions and discounts to the underwriters.

•
The Management KG registered $5,875,488 of our ordinary shares. A total of 326,412 of our ADSs representing 81,603 of our ordinary shares were sold by the Management KG for an aggregate total amount of $4,243,356. The Management KG paid $190,951 in total underwriting commissions and discounts to the underwriters.

The underwriters were Deutsche Bank Securities Inc., Goldman Sachs International, J.P. Morgan Securities LLC, Canaccord Genuity Inc., Piper Jaffray & Co., RBC Capital Markets Corporation, Robert W. Baird & Co. Incorporated and Stephens Inc. The offering was completed on October 5, 2010.

We paid total underwriters’ expenses of $256,394 and an estimated $13.6 million in other expenses incurred in connection with the offering. No amount of the expenses that we paid in connection with the offering was paid to our directors and officers, our major shareholders or our affiliates.

The aggregate net proceeds to us from the offering were approximately $153.3 million, after deducting the underwriting discount and the estimated offering expenses payable by us.

We used the net proceeds from the initial public offering for the following purposes:

•	$143.9 million were used to pay outstanding debt under our Senior Facilities Agreement. We repaid this amount on October 12, 2010.

•	$6.8 million were used to repay a loan made to us by the Management KG of €3.9 million ($5.4 million) in principal amount plus accrued interest of €1.0 million ($1.4 million).

•	$2.7 million of the net proceeds were retained to support our cash position.

The following table shows the tranches under our Senior Facilities Agreement that were prepaid with the proceeds from the initial public offering.

Tranche	Amount in Contract Currency	Amount in Euro		Amount in Dollars (1)	Original Maturity Date	Interest Rate before repayment (2)
	(in millions)	(in millions)		(in millions)
Tranche A GBP	£6.0	€7.0	(3)	$9.6	Sept. 30, 2012	2.07%
Tranche B EUR	€16.0	€16.0		$22.1	Sept. 30, 2013	2.46%
Tranche B USD	$22.1	€16.0	(1)	$22.1	Sept. 30, 2013	2.35%
Tranche B1 EUR	€16.7	€16.7		$23.0	Sept. 30, 2013	2.46%
Tranche C EUR	€16.0	€16.0		$22.1	Sept. 30, 2014	2.96%
Tranche C USD	$22.1	€16.0	(1)	$22.1	Sept. 30, 2014	2.85%
Tranche C1 EUR	€16.7	€16.7		$23.0	Sept. 30, 2014	2.96%
Total		€104.4		$143.9

(1)	Translated between euro to dollars at a rate of €1.00 = $1.3727, the European Central Bank foreign exchange reference rate of euros for dollars on October 12, 2010.

(2)	As of October 12, 2010.

(3)	Translated from pounds sterling to euro at a rate of €1.00 = £0.8676, the European Central Bank foreign exchange reference rate of euros for pound sterling on October 12, 2010.

For further information on the Senior Facilities Agreement and its requirements relating to prepayments and our leverage ratio, see "Item 5. Operating and Financial Review and Prospects —Senior Facilities Agreement."

Other than as described above, no amount of the proceeds we received in connection with the offering was paid to our directors and officers, our major shareholders or our affiliates.

Item 15. Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on that evaluation, these officers have concluded that as of December 31, 2010, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgments in decision-making, simple error or mistake, fraud, the circumvention of controls by individual acts or the collusion of two or more people, or management override of controls. Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation. Furthermore, because of changes in conditions, the effectiveness of a disclosure and internal control system may vary over time.

Item 16A. Audit committee financial expert

Our Administrative Board has determined that Mr. Delucca is an “audit committee financial expert”, as such term is defined in item 16A(b) of Form 20-F. Mr. Delucca is also “independent,” as that term is defined in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a code of ethics (as a part of our “Code of Conduct”) that applies to all of our employees worldwide, including our principal executive officer, principal financial officer and principal accounting officer within the meaning of Item 16B of Form 20-F. Our code of ethics is available through our investor relations page on our World Wide Web site at www.elster.com.

Item 16C. Principal Accountant Fees and Services.

Service Fees Paid to the Independent Registered Public Accounting Firm.

In accordance with German law, our principal accountants are appointed by our annual shareholders’ meeting based on a recommendation of our Administrative Board. The Audit and Compliance Committee of our Administrative Board prepares such recommendation. Subsequent to the principal accountants’ appointment, the Audit and Compliance Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence.

The following table sets forth fees for all professional services rendered by KPMG AG Wirtschaftsprüfungsgesellschaft, and other member firms within the KPMG international network, to the Company for each of the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
	(USD)
Audit Fees	5,685,000	7,213,000
Audit-Related Fees	27,000	16,000
Tax Fees	39,000	33,000
All Other Fees	0	234,000
Total	5,751,000	7,496,000

Audit fees include fees for the audits of the consolidated financial statements, statutory audits, and quarterly reviews. It also includes fees for the review of registration statements and comfort letters.

Audit-related fees include fees for other attestation services such as debt compliance and agreed-upon procedure reports.

Tax fees include fees for tax compliance and consultation.

Other fees include advisory services.

In conjunction with becoming a publicly traded company, the Audit and Compliance Committee has adopted formal preapproval policies and procedures relating to the services provided by our principal accountants in accordance with requirements of the SEC. Under our preapproval policy, all audit and permissible non-audit services provided by our principal accountants must be preapproved. The Audit and Compliance Committee will generally preapprove a list of specific services and categories of services, including audit, audit-related and other permissible services, for the upcoming or current fiscal year. Any services that are not included in the approved list of services must be separately preapproved by the Audit and Compliance Committee.

We became subject to the rules of the SEC regarding accountants, including preapproval provisions for services, on September 30, 2010, the effective date of the registration statement relating to our IPO. At the annual shareholders’ meeting held on May 20, 2010, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft, to serve as our principal accountant for the year 2010. This occurred prior to the establishment of the preapproval polices adopted by the Audit and Compliance Committee in conjunction with becoming a publicly traded company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(A)(2) under the U.S. Securities and Exchange Act of 1934, as amended. We believe that such reliance does not materially adversely affect the ability of our audit committee to act independently or to satisfy the other requirements of Rule 10A-3 of the Exchange Act.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our corporate governance practices are generally derived from European legislation on SEs, most importantly Council Regulation (EC) 2157/2001. We are also governed by the German SE Implementation Act (SE-Ausführungsgesetz), the general provisions of German corporate law, in particular the German Stock Corporation Act (Aktiengesetz), and the German Corporate Governance Code. As a result, we are treated to a large extent like a German stock corporation (Aktiengesellschaft), including with respect to capital measures such as capital increases and reductions, shareholders’ meetings and accounting.

German corporate governance standards differ from those corporate governance listing standards applicable to U.S. domestic companies that have been adopted by the New York Stock Exchange, or NYSE. The following is a brief, general summary of the significant differences between German corporate governance standards, as they relate to Elster Group SE, and the NYSE listing standards relating to U.S. domestic companies. For more information on our corporate governance structure generally, see “Item 6. Directors, Senior Management and Employees.”

The German Corporate Governance Code does not set forth mandatory provisions of law.

The German Corporate Governance Code, or Governance Code, contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. The Governance Code addresses six core areas of corporate governance. These are (i) shareholders and shareholders’ meetings, (ii) the interaction between the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), (iii) the Management Board, (iv) the Supervisory Board, (v) transparency and (vi) accounting and audits. Although these corporate governance issues are similar to those covered by the NYSE corporate governance guidelines and code of business conduct that a U.S. company subject to the NYSE listing standards must adopt and disclose, the Code’s recommendations and suggestions as such are not legally binding. Companies failing to comply with the German Corporate Governance Code’s recommendations must disclose publicly that their practices differ from those recommended by the German Corporate Governance Code. Non-compliance with suggestions contained in the Governance Code need not be disclosed.

We believe that the German Corporate Governance Code applies to us, although we note that its provisions are primarily drafted with a view to the two-tier corporate governance system typical in Germany and to companies whose shares are listed on German stock exchanges. Consequently, not all provisions are applicable to our company. We issued our most recent declaration of conformity in December 2010.

The committees required by the NYSE Manual are not required under the Stock Corporation Act or the Governance Code.

With one exception, German corporate law does not mandate the creation of specific Administrative Board committees. Our Administrative Board has established an audit and compliance committee, a compensation committee and a nomination and corporate governance committee.

In accordance with our NYSE listing, our audit and compliance committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to the requirements applied to U.S. companies under Section 303A.07 of the NYSE Listed Company Manual. Those requirements include an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to foreign private issuers, the adoption of a written charter specifying, among other things, the audit committee’s purpose and including an annual performance evaluation, and the review of an auditor’s report describing internal quality-control issues and procedures and all relationships between the auditor and us. However, our Audit Committee does have a charter.

Although we are not required to do so, all NYSE-listed U.S. domestic companies must also:

•	regularly schedule non-management director sessions; and

•	adopt and disclose corporate governance guidelines that address certain specified items.

The NYSE Manual and the Stock Corporation Act and the Code address the issue of “independence” differently.

German law does not require the majority of our Administrative Board members to be independent and neither our Articles of Association nor the rules of procedure for our Administrative Board provide otherwise. Therefore, although we have established a compensation committee and nomination and corporate governance committee, these committees do not need to be composed entirely of independent members as in a U.S. company listed on the NYSE. In addition, Elster Group SE, as a foreign private issuer, is not required to make the affirmative independence determination set forth in Section 303A of the NYSE Listed Company Manual as an NYSE-listed U.S. company would be required to do.

However, as part of the duty of loyalty owed to our Company, our Administrative Board members are required to avoid conflicts of interest. In carrying out their duties, members of the Administrative Board must exercise the standard of care of a prudent and diligent business person. In complying with this standard of care, the members of our Administrative Board must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interest of other constituents, such as our employees and, to a certain degree, the general public.

German corporate law generally requires shareholder approval for a wider range of transactions and activities than the NYSE Manual.

The NYSE’s Listed Company Manual requires U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock. We might not be required to seek shareholder approval for issuances of shares in some circumstances in which a U.S. company would be required to do so under the NYSE rules applicable to U.S. domestic companies (e.g., an acquisition of another company in exchange for shares representing more than 20% of our shareholders’ voting power, using previously authorized capital available for the acquisition).

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

You can find our Consolidated Financial Statements on pages F-1 through F-46.

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit No.	Description

1.1	Articles of Association of Elster Group SE, as amended (English translation).

2.1
The total amount of long-term debt securities of Elster Group SE authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Elster Group SE hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Elster Group SE or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Senior Facilities Agreement as most recently amended on October 13, 2010, and Amendment to Senior Facilities Agreement dated March 7, 2011.

4.2
Terms and Conditions of Non-Convertible “B” Preferred Equity Certificates dated 9 September 2005 (incorporated by reference to Exhibit 10.3 of Elster Group SE’s Registration Statement F-1, as amended, filed with the SEC on September 13, 2010).

4.3
Amendment Agreement dated 30 November 2009 Regarding the Non-Convertible Preferred Equity Certificates “B” dated 9 September 2005 (incorporated by reference to Exhibit 10.4 of Elster Group SE’s Registration Statement F-1, as amended, filed with the SEC on September 13, 2010).

4.4	Shareholder Loan Agreement dated 30 November 2009 (incorporated by reference to Exhibit 10.5 of Elster Group SE’s Registration Statement F-1, as amended, filed with the SEC on September 13, 2010).

Exhibit No.	Description

4.5
Amendment and Restatement Agreement in Respect of an Investment and Shareholders Agreement Regarding Investments in Elster Group S.à.r.l. (formerly Gold Silver S.à.r.l) dated 8 September 2005 as amended and restated from time to time (incorporated by reference to Exhibit 10.6 of Elster Group SE’s Registration Statement F-1, as amended, filed with the SEC on September 13, 2010).

4.6
Form of Partnership Agreement Regarding Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG dated 8 September 2005 (as last amended by resolution by way of circular procedure on 22 November 2007) (incorporated by reference to Exhibit 10.7 of Elster Group SE’s Registration Statement F-1, as amended, filed with the SEC on September 13, 2010).

4.7
Form of Agreement on the Sale and Assignment of a Limited Partnership Interest (incorporated by reference to Exhibit 10.8 of Elster Group SE’s Registration Statement F-1, as amended, filed with the SEC on September 13, 2010).

8.1	List of subsidiaries as of December 31, 2010.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  March 10, 2011

ELSTER GROUP SE

/s/ Simon Beresford-Wylie
Simon Beresford-Wylie
Chief Executive Officer

/s/ Christoph Schmidt-Wolf
Christoph Schmidt-Wolf
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Administrative Board
Elster Group SE:

We have audited the accompanying consolidated balance sheets of Elster Group SE and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010 These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elster Group SE and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition on certain multiple-deliverable transactions in 2010 due to the adoption of Accounting Standards Update (ASU) No. 2009-13 “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13) and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” and for business combinations in 2009.

KPMG AG
Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
March 10, 2011

Elster Group SE
Consolidated Statements of Operations
for the years ended December 31,
(in thousands of US Dollar ($), except per share and share data)

	2010	2009	2008
Revenues	$1,759,339	$1,695,122	$1,904,501
Cost of revenues	-1,208,555	-1,191,297	-1,306,257
Gross profit	$550,784	$503,825	$598,244

Operating expenses
Selling expenses	-165,544	-159,419	-183,419
General and administrative expenses	-123,819	-136,997	-246,454
Research and development expenses	-87,489	-78,403	-70,707
Other operating income (expense), net	2,059	14,833	-39,505
Operating income	$175,991	$143,839	$58,159
Non-operating expense
Interest expense, net	-60,083	-55,424	-117,263
Other income, net	2,962	3,278	2,910
Total non-operating expenses	$-57,121	$-52,146	$-114,353
Income (loss) from continuing operations before income tax	$118,870	$91,693	$-56,194
Income tax expense	-29,402	-39,349	-30,898
Net income (loss) from continuing operations	$89,468	$52,344	$-87,092

Net income from discontinued operations	$2,570	$-	$-

Net income (loss)	$92,038	$52,344	$-87,092
Net income attributable to noncontrolling interests	$4,779	$3,456	$4,646
Net income (loss) attributable to Elster Group SE	$87,259	$48,888	$-91,738

Basic income (loss) per share
Income (loss) from continuing operations attributable to Elster Group SE	$3.39	$1.42	$-5.68
Income from discontinued operations attributable to Elster Group SE	0.13	0.00	0.00
Net income (loss) per share attributable to Elster Group SE shareholders	$3.53	$1.42	$-5.68

Diluted income (loss) per share
Income (loss) from continuing operations attributable to Elster Group SE	$3.39	$1.42	$-5.68
Income from discontinued operations attributable to Elster Group SE	0.13	0.00	0.00
Net income (loss) per share attributable to Elster Group SE shareholders	$3.53	$1.42	$-5.68

Weighted average shares outstanding
Basic	19,295,573	16,320,750	16,320,750
Diluted	19,299,777	16,320,750	16,320,750

See accompanying notes to the consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
as at December 31,
(in thousands of US Dollar ($), except share data)

	2010	2009
Assets
Current assets
Cash and cash equivalents	$216,294	$75,392

Accounts receivable (net of allowance for doubtful accounts of $9,732 and $7,337, respectively)	278,217	265,652
Receivables from related parties	14,197	8,615
Inventories	154,549	147,791
Prepaid expenses	21,122	24,656
Other current assets	52,863	40,252
Income tax refunds	14,501	35,518
Deferred tax assets	16,022	18,531
Total current assets	$767,765	$616,407

Noncurrent assets
Property, plant and equipment, net	202,899	234,243
Other intangible assets, net	216,406	263,844
Goodwill	936,950	981,571
Other assets	31,496	32,605
Deferred tax assets	8,741	12,772
Total noncurrent assets	$1,396,492	$1,525,035

Total assets	$2,164,257	$2,141,442

See accompanying notes to the consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
as at December 31,
(in thousands of US Dollar ($), except share data)
(continued)

	2010	2009
Liabilities and Equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13,486	$11,306
Payroll, bonuses and related accruals	57,808	57,211
Short-term debt and current portion of long-term debt	18,010	38,969
Accounts payable	204,343	195,635
Warranties	31,564	34,762
Other current liabilities	74,514	77,236
Deferred revenue	4,039	5,823
Income tax payable	17,863	6,429
Deferred tax liabilities	6,694	4,581
Total current liabilities	$428,321	$431,952

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	137,490	152,390
Payroll, bonuses and related accruals	1,326	1,318
Long-term debt, less current portion	822,447	971,400
Shareholder loan	0	6,818
Other non-current liabilities	40,505	43,355
Income taxes payable	17,271	16,885
Deferred tax liabilities	60,668	94,620
Total noncurrent liabilities	$1,079,707	$1,286,786

Total liabilities	$1,508,028	$1,718,738

Equity
Preferred shares, €1 nominal value (none and 308,931,920 shares issued and outstanding as of December 31, 2010 and 2009)	0	436,465
Ordinary shares, €1 nominal value (28,220,041 and 16,320,750 shares authorized, issued and outstanding as of December 31, 2010 and 2009)	36,528	20,040
Additional paid-in capital	651,038	70,132
Accumulated deficit	-68,858	-138,393
Accumulated other comprehensive income	22,006	28,307
Total equity attributable to Elster Group SE	$640,714	$416,551
Noncontrolling interests	$15,515	$6,153
Total equity	$656,229	$422,704

Total liabilities and equity	$2,164,257	$2,141,442

See accompanying notes to the consolidated financial statements.

Elster Group SE
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)
(in thousands of US Dollar, except for number of shares data)

	Preferred shares		Ordinary shares				Accumulated other comprehensive income (loss)
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Pensions and Other Post- Retirement	Currency Translation	Derivatives	Total Equity Attributable to Elster Group SE	Noncontrolling Interests	Total Equity
January 1, 2008	0	$-	16,320,750	$20,040	12,682	-68,942	32,060	-31,925	0	-36,085	6,993	$-29,092
Exchange of mandatorily-redeemable PECs for Class A shares (Note 15 and 16)	293,217,167	409,864	0	0	0	0	0	0	0	409,864	0	409,864
Share-based compensation arrangement	0	0	0	0	90,700	0	0	0	0	90,700	0	90,700
Accretion of preferred dividends	0	961	0	0	0	-961	0	0	0	0	0	0
Dividends paid	0	0	0	0	0	0	0	0	0	0	-5,359	-5,359
Change of noncontrolling interests	0	0	0	0	0	0	0	0	0	0	-1,743	-1,743
Comprehensive loss
Changes in actuarial gains and past service costs, net of tax effect of $8,594	0	0	0	0	0	0	-14,612	0	0	-14,612	0	-14,612
Foreign currency translation adjustment, net of tax effect of $1,003	0	0	0	0	0	0	0	54,045	0	54,045	1,396	55,441
Change in fair value of cash flow hedges, net of tax effect of $-269	0	0	0	0	0	0	0	0	710	710	0	710
Net loss	0	0	0	0	0	-91,738	0	0	0	-91,738	4,646	-87,092
Total comprehensive loss	0	0	0	0	0	-91,738	-14,612	54,045	710	-51,595	6,042	-45,553
December 31, 2008	293,217,167	410,825	16,320,750	20,040	103,382	-161,641	17,448	22,120	710	$412,884	5,933	$418,817

Elster Group SE
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)
(in thousands of US Dollar, except for number of shares data)

	Preferred shares		Ordinary shares				Accumulated other comprehensive income (loss)
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Pensions and Other Post- Retirement Plans	Currency Translation	Derivatives	Total Equity Attributable to Elster Group SE	Noncontrol- ling Interests	Total Equity
December 31, 2008	293,217,167	410,825	16,320,750	20,040	103,382	-161,641	17,448	22,120	710	$412,884	5,933	$418,817
Share-based compensation arrangement	0	0	0	0	-33,250	0	0	0	0	-33,250	0	-33,250
Accretion of preferred dividends	15,714,753	25,640	0	0	0	-25,640	0	0	0	0		0
Dividends paid	0	0	0	0	0	0	0	0	0	0	-3,048	-3,048
Comprehensive income
Changes in actuarial gains (losses) and past service costs, net of tax effect of $2,394	0	0	0	0	0	0	-5,215	0	0	-5,215	0	-5,215
Foreign currency translation adjustment, net of tax effect of $-6	0	0	0	0	0	0	0	-6,046	0	-6,046	-188	-6,234
Change in fair value of cash flow hedges, net of tax effect of $269	0	0	0	0	0	0	0	0	-710	-710	0	-710
Net income	0	0	0	0	0	48,888	0	0	0	48,888	3,456	52,344
Total comprehensive income	0	0	0	0	0	48,888	-5,215	-6,046	-710	36,917	3,268	40,185
December 31, 2009	308,931,920	436,465	16,320,750	20,040	70,132	-138,393	12,233	16,074	0	$416,551	6,153	$422,704
Share-based compensation arrangements	0	0	0	0	-13,214	0	0	0	0	-13,214	0	-13,214
Accretion of preferred dividends	0	19,210	0	0	0	-19,210	0	0	0	0		0
Dividends paid	0	0	0	0	0	0	0	0	0	0	-831	-831
Change of noncontrolling interests	0	0	0	0	-4,759	0	0	1,631	0	-3,128	5,162	2,034
Change in scope of consolidated companies						1,486				1,486		1,486
Replacement of preferred shares	-308,931,920	-455,675	8,533,906	11,903	443,772			0		0		0
Capital increase, net of related costs			3,365,385	4,585	155,107	0				159,692		159,692
Comprehensive income						0
Changes in actuarial gains (losses) and past service costs, net of tax effect of $-246	0	0	0	0	0	0	-283	0	0	-283	0	-283
Foreign currency translation adjustment, net of tax effect of $0	0	0	0	0	0	0	0	-7,064	0	-7,064	252	-6,812
Change in fair value of cash flow hedges, net of tax effect of $257	0	0	0	0	0	0	0	0	-585	-585	0	-585
Net income	0	0	0	0	0	87,259	0	0	0	87,259	4,779	92,038
Total comprehensive income	0	0	0	0	0	87,259	-283	-7,064	-585	79,327	5,031	84,358
December 31, 2010	0	0	28,220,041	36,528	651,038	-68,858	11,950	10,641	-585	$640,714	15,515	$656,229

See accompanying notes to the consolidated financial statements

Elster Group SE
Consolidated statements of cash flows
for the years ended December 31,
(in thousands of US Dollar ($))

	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$92,038	$52,344	$-87,092
Adjustments to reconcile net income (loss) to cash from operating activities
Depreciation, amortization and impairment losses	87,861	88,618	87,380
Share-based compensation expense (credit)	-13,214	-33,250	90,700
Gain on sale of other long-lived assets, net	1,050	-2,506	-1,807
Accrued interest	1,191	2,631	26,386
Dividends from equity accounted investees, net of income in earnings	2,329	2,176	1,724
Changes in operating assets and liabilities
Change in accounts receivable	-19,595	32,419	-29,937
Change in accounts payable	12,216	-14,161	35,435
Change in inventories	-10,361	53,180	-19,822
Change in other assets and liabilities	-12,192	-61,830	11,178
Cash flows from operating activities	$141,323	$119,621	$114,145

Purchases of property, plant and equipment and intangible assets	-42,391	-30,492	-81,812
Proceeds from disposals of property, plant and equipment and intangible assets	11,938	14,838	3,746
Proceeds from shareholder loan payments	2,485	0	0
Business combinations, net of cash acquired	0	-27,389	-2,700
Proceeds from disposition of equity accounted investees	0	0	1,772
Net cash flow from (used in) investing activities	$-27,968	$-43,043	$-78,994

Cash flows from financing activities
Proceeds from bank borrowings	63,560	84,555	130,664
Repayment of bank borrowings	-184,771	-157,835	-122,717
Capital increase, net of IPO costs	153,254	0	0
Repayment of capital lease obligations	-1,084	-1,103	-940
Repayment of shareholder loan	-6,752	0	0
Purchase of noncontrolling interests	0	0	-10,337
Dividends to noncontrolling interests	-831	-3,048	-5,359
Sale of noncontrolling interest in subsidiary	2,034	0	0
Net cash flow from (used in) financing activities	$25,410	$-77,431	$-8,689

Net increase (decrease) in cash and cash equivalents	138,765	(853)	26,462
Effect of exchange rate fluctuations on cash held	2,137	1,972	-5,526
Increase of cash through change in scope of consolidation	0	0	363

Cash and cash equivalents at January 1	$75,392	$74,273	$52,974
Cash and cash equivalents at December 31	$216,294	$75,392	$74,273

Income taxes paid	28,667	42,657	50,577
Interest paid	50,052	45,372	74,116

See accompanying notes to the consolidated financial statements

Elster Group SE

Notes to the Consolidated Financial Statements

(in thousands of US Dollar, except per share data)

1.	Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds managed by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

On October 5, 2010 Elster Group SE completed an initial public offering of 18,630,000 American Depository Shares, each American Depository Share representing one-fourth of an ordinary share.  See Note 15- Equity and shareholder loan for further information regarding the initial public offering and the impact on the consolidated financial statements.

The business of Elster Group SE and its subsidiaries (hereinafter referred as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for both residential and commercial and industrial customers.

2.	Significant accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Elster Group SE, Essen, Germany, and its subsidiaries.

Elster Group uses the equity method of accounting for its investment in entities if it has significant influence on their operating and financial policies, but no control.

All intercompany balances and transactions have been eliminated.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for obsolete inventory; useful lives of fixed assets and intangible assets; impairments of goodwill and long lived assets; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Foreign currency translation

The consolidated financial statements are presented in thousands of US Dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for share information and per share amounts.

The assets and liabilities of Elster Group and its subsidiaries for which the functional currency is not the USD, are translated using period-end spot rates, whereas items of income and expense are translated using average exchange rates during the respective periods. Differences arising from such translation are included in accumulated other comprehensive income (loss) in shareholders’ equity. Currency effects from long-term investments in foreign subsidiaries are also included in accumulated other comprehensive income (loss).

Gains and losses from foreign currency transactions are included in other operating income (expense). The net foreign exchange gain (loss) in 2010, 2009 and 2008 was $2,933, $14,412 and $-45,153, respectively.

Revenue recognition

Revenues result primarily from sales of Elster Group’s products, the most significant of which are meters for electricity, gas or water. Revenues on product sales are recognized when

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the sales price is fixed or determinable; and

•	collectability is reasonably assured.

Elster Group also generates revenue from projects in which the company engineers and manufactures gas utilization or metering products according to customer specifications. These projects are performed under customer project contracts and are referred to as customer contracts. As soon as the outcome of customer project contracts can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenues include the initial amount agreed in the contract (adjusted to reflect any change orders). The stage of completion is assessed by applying the percentage of contract cost incurred in relation to total estimated contract cost. When the outcome of a customer contract cannot be estimated reliably, contract revenue is recognized only in that extent of contract costs incurred that are likely to be receivable. An expected loss on a contract is recognized immediately.

Elster Group offers integrated solutions to customers, mainly utilities, by bundling certain products with services. In certain transactions, the company bundles some products, known as “smart” meters, with software and services such as software implementation, project management, consulting or maintenance support.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13 “Multiple-Deliverable Revenue Arrangements ” (ASU 2009-13) which sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered, and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” which addresses the accounting for revenue arrangements that contain both hardware and software elements. These ASUs which expand the scope and supersede certain guidance in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” may be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted, or they may be applied retrospectively to all comparable periods presented. These amendments eliminate the requirement that vendor specific objective evidence (VSOE) be available for all undelivered elements when software is involved or that VSOE or third-party evidence be available in multiple-element transactions not involving software. Elster Group elected to early adopt these accounting standards prospectively as of January 1, 2010 for all new and materially modified contracts with customers that combine multiple deliverables such as products to be delivered and services to be rendered and involve software. Under the new accounting standards for revenue recognition, the Company allocates the total consideration for all elements to each separable element based upon the estimated relative selling price of each element. The selling price for a deliverable is based on its VSOE, if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third party evidence are available.

Elster Group recognizes revenue for delivered elements that have stand-alone value to the customer in accordance with its revenue recognition policies for such products or services and defers revenue for undelivered elements until delivery of an element. The amount of revenue recognized is limited to the amount that is not contingent upon future shipments of products or rendering of services or performance obligations.

As a result of this change in accounting policies for revenue recognition, revenues for the twelve months ended December 31, 2010 were approximately $17,095 higher than revenues would have been using the previous accounting policies for revenue recognition. The increase in revenue results from shipments of products, mainly electricity meters, for contracts entered into on or after January 1, 2010 that relate to contracts with customers containing undelivered elements for which Elster Group was unable to establish VSOE under the previous standards.

Deferred revenues are reported within liabilities and recognized as revenue in the subsequent period when the applicable revenue recognition criteria are met.

All revenue is recognized net of applicable taxes such as sales tax or value-added tax.

Shipping and handling fees

Shipping and handling fees that are collected from the customers in connection with Elster Group’s sales are recorded as revenue in the consolidated statement of operations. The costs incurred with respect to shipping and handling are recorded as selling expenses and were $27,038, $24,525 and $35,617 in 2010, 2009 and 2008, respectively.

Advertising

Advertising costs are recorded in selling expense and are expensed as incurred. Advertising expenses were $5,998, $5,550 and $7,711 in 2010, 2009 and 2008, respectively.

Income taxes

Deferred taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on tax loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the change is enacted. Deferred income tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Interest and penalties on income taxes are classified as income tax expense.

The Group recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based solely on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Research and development costs

Research and development costs primarily include employee compensation and third party contracting fee and is expensed as incurred. Software developed by Elster to be marketed or sold is not capitalized, due to the relatively short period of time between technological feasibility and the completion of product and software development, and the immaterial nature of these costs, Elster generally does not capitalize product and software development expenses.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, current balances on bank accounts and highly liquid, short-term deposits with an original maturity of three months or less.

Restricted cash balances pledged as collateral to financial institutions in connection with performance and bid guarantees to customers and other sureties of $287 and $2,756 as of December 31, 2010 and 2009, respectively, are included in other current assets in the accompanying consolidated balance sheets.

Accounts receivable

The Group’s accounts receivable are generally unsecured and Elster Group is at risk to the extent such amounts become uncollectible. The Group continually monitors accounts receivable balances and records an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. The allowance for doubtful accounts is based on the company’s specific review of outstanding receivables at period end considering Elster Group’s experience. Accounts receivable are written-off against the allowance when Elster Group determines that an account or a portion thereof will not be collected.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out method. The cost of inventories includes material, capitalized labor and overhead costs.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are generally as follows:

Buildings	10 to 50 years
Plant and machinery	5 to 15 years
Other equipment	3 to 12 years

Leasehold improvements are capitalized and amortized over the term of the applicable lease, including renewal periods if reasonably assured, or over the useful lives, whichever is shorter.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use. This also includes costs of dismantling, removing the items and restoring the site on which they are located, if required.

Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repair and maintenance costs are expensed as incurred.

Interest cost incurred on borrowings related to construction of major projects that exceed a period of three months of construction is capitalized. Capitalized interest is added to the cost of qualified assets and amortized over the estimated useful lives of the related assets.

Long-lived assets are reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The carrying value of a long-lived asset is considered impaired when the estimated undiscounted future cash flow to result from the use of the asset and its eventual disposition is less than its carrying value. The amount of the impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is generally determined using a discounted cash flow analysis.

Business combinations

Business combinations are accounted for using the purchase method of accounting and the consolidated financial statements of Elster Group include the operations of an acquired business from the date of acquisition. Net assets of the acquired company and intangible assets that arise from contractual or legal rights, or are capable of being separated, are recorded at their fair value as of the date of acquisition. Prior to 2009, amounts allocated to in-process research and development (IPR&D) were expensed in the period of acquisition if there was no alternative future use. Costs to complete these IPR&D are expensed as research and development expenses in the subsequent periods as incurred.

In 2009, Elster Group adopted ASC 805, “Business Combinations”, (ASC 805; formerly FASB Statement No. 141(Revised)) which replaces former FASB Statement No. 141. ASC 805 retains the fundamental purchase method of accounting for acquisitions, but requires a number of changes. ASC 805 requires assets acquired and liabilities assumed arising from contingencies to be recorded at fair value on the acquisition date; that IPR&D be capitalized as an intangible asset and amortized over its estimated useful life; and that acquisition-related costs are expensed as incurred. ASC 805 also requires that restructuring costs generally be expensed in periods subsequent to the acquisition date and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually.

The goodwill impairment test is a two-step test. First, the fair value of the reporting unit is compared to its carrying value. If the fair value is less than the carrying value, a second step is performed. In the second step, an implied goodwill value is determined by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of the goodwill, as calculated, is less than the carrying amount of the goodwill, an impairment charge is recorded for the difference. Elster Group performs its annual impairment review of goodwill at December 31 and whenever a triggering event occurs between annual impairment tests.

Other intangible assets

Separately acquired intangible assets are measured at cost. The cost of intangible assets acquired in a business combination is their estimated fair value on the date of the acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization.

Intangible assets with indefinite useful lives are tested for impairment at least annually and a review to determine whether the indefinite life assumption continues to be appropriate is performed. Any changes to the indefinite useful life assumption are recognized prospectively by amortizing the asset over its estimated remaining useful life. Certain trade names acquired in business combinations have been established many years ago, are being used by the Company and are expected to provide an economic benefit in the form of a competitive advantage for an indefinite period of time.

Intangible assets with finite lives are amortized over the estimated economic life using the method that best approximates their benefits (generally the straight-line-method) and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. Subsequent expenditures are only capitalized when they increase the future economic benefit embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and trade names, are expensed as incurred.

The estimated useful lives for finite-lived intangible assets are as follows:

Customer-related intangible assets	6 to 18 years
Contract-based intangible assets and software	3 to 5 years
Technology-related intangible assets	8 to 15 years

If the estimated useful life changes the carrying value is amortized prospectively over the revised useful life.

Derivative financial instruments

Elster Group enters into forward foreign currency contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to manage its interest rates on its long-term debt.

Elster Group does not utilize derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as hedging instrument.

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income (loss) and the ineffective portion is recognized in operating income; the balance recorded in other accumulated comprehensive income (loss) is subsequently recognized in income in the same period as the hedged item affects income.

Leases

Lease agreements are classified as either capital or operating leases.

When substantially all of the risks and benefits of ownership have been transferred to the Company, the lease is classified as a capital lease. Assets leased under the terms of a capital lease are capitalized at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, unless there is reasonable certainty that the Group will obtain ownership by the end of the lease term in which case the period of expected use is the useful life of the asset.

Rent expense on operating leases is recognized on a straight-line basis over the term of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

Employee benefits

Defined benefit plans

Certain of Elster Group’s subsidiaries sponsor defined benefit pension plans. In addition, the Group’s subsidiaries in the U.S. and Canada provide other postretirement benefits consisting of healthcare and life insurance benefits. The cost of providing these benefits is determined for each plan using the projected unit credit actuarial valuation method.

The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans on its consolidated balance sheet and all actuarial gains and losses and unrecognized past service costs and credits are reflected in other comprehensive income (loss) and amortized to net periodic cost over the future periods using the corridor method.

Also, certain subsidiaries provide termination benefits under terms of applicable laws or collective bargaining agreements or they pay long term service awards to their employees which are recognized when probable and reasonably estimable.

Share-based compensation

In connection with the initial public offering the Elster Group created a Long-Term Incentive Plan which is described more fully in Note 16 Share-based compensation. The Plan provides for the award of unvested American Depository Shares, each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions described in Note 16. The requisite service period is generally the vesting period stated in the award.

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsors a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which is controlled by Rembrandt. The MEP has granted certain members of senior management of Elster Group share-based payments.

The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering. In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees are entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the offering is the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares representing one ordinary share.

Elster Group recognized compensation expenses for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because the Company did not make or fund any payments under the MEP.

Warranty provisions

Elster Group offers standard warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provisions and makes adjustments when necessary. The changes in the carrying amount of the warranty provision are as follows:
	2010	2009
January 1	$34,762	$32,458
Change through business combinations	0	111
Warranty issued	13,837	13,687
Utilizations	-13,978	-10,587
Change in estimates and transfers	-1,826	-1,896
Foreign exchange fluctuation	-1,231	989
December 31	$31,564	$34,762

Thereof:
Current	31,564	34,762
Noncurrent	0	0

Earnings (loss) per share

Earnings (loss) per share is computed by dividing the net income (loss) attributable to ordinary shares by the weighted average number of ordinary shares outstanding for the period. The calculation of diluted earnings (loss) per share reflects the effect of all potentially non-vested dilutive shares issued under the LTIP. None of the nonvested shares were outstanding during the period – they are unissued, notwithstanding that diluted EPS is computed on a pro forma basis. For periods prior to our initial public offering, there were no potentially dilutive instruments outstanding.

All stock splits have been recognized retrospectively. The cumulative dividends on preferred shares are excluded from net income (loss) attributable to ordinary shares for periods prior to our initial public offering when preferred shares were outstanding.

3.	Discontinued operations

In 2006, Elster Group sold its LOI furnace business in accordance with the decision of Elster Group’s management to focus on the Group’s key competence as a metering solutions provider. Elster Group agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business and recorded a liability for an expected purchase price adjustment resulting from such indemnification. In the fiscal year 2010, Elster Group obtained evidence that the issue underlying the indemnification had been resolved and released the accrued liability. The gain arising from this release of a liability for expected purchase price adjustment was recorded as income from discontinued operations in 2010.

4.	Business combinations

EnergyICT N.V., Kortrijk, Belgium (2009)

On October 5, 2009, Elster Group acquired a 100% interest in EnergyICT N.V., Kortrijk, Belgium (“EICT”). The consideration was $67,893 in cash: $24,091 was paid upon closing and $43,802 shall be paid three years after closing. The fair value of the consideration after giving effect to discounting of the amount due after three years was $63,603. The fair value of the consideration still oustanding is $37,602 and $39,131 as of December 31, 2010 and 2009, respectively. The decrease in fair value is mainly driven by the change in the exchange rate between $ and EUR. The addition of accrued interest had a converse effect. Transaction costs of $1,733 were expensed in 2009.

EICT which develops and provides advanced energy information and communications technology and smart grid solutions and services to utilities, energy distributors and businesses. EICT has sales offices in the United States, the United Kingdom, Germany, France, Australia and the Netherlands.

The cost of the acquisition has been allocated based on estimates of fair value of the assets and liabilities acquired, and the remaining amount has been assigned to goodwill, as presented in the following table:

	Fair Values	Useful Life (Years)
Current assets, including cash and cash equivalents of $2,633	$8,569
Property, plant and equipment	486	various
Other intangible assets	0
Tradenames	2,482	indefinite
Customer relationship	8,468	6
Technology-based intangible assets	5,195	6
Other noncurrent assets	145
Deferred tax assets	1,104
Trade payables	-937
Other current liabilities	-4,684
Deferred tax liabilities	-5,556
Total fair value of net assets acquired	15,272
Total purchase price	$63,603
Goodwill	$48,331

The goodwill arising from the purchase price allocation primarily derives from the high growth rates that are expected from EICT in the future and the expectations of future growth with new customers and new technological developments. These expectations are not reflected in the value of any acquired intangible asset and therefore form part of goodwill. EICT has skilled and high qualified employees as a key success factor in meeting the expectations; the value of the workforce is part of the goodwill. In addition, the expected synergies from combining EICT’s existing business with Elster Group do not represent separate identified assets of EICT, but are part of the goodwill. Management has allocated the goodwill to the Electricity segment. Such goodwill is not deductible for tax purposes.

5.	Employee termination and exit costs

Elster has restructured some of its operations, in particular the manufacturing processes of certain products. Associated with these restructuring programs were the termination of manufacturing activities and the transfer to other Elster sites or to outside manufacturing service providers. In certain cases this caused the closure of an entire Elster site. In addition, the restructuring measures included the reduction of headcount and resulted in employee termination benefit costs.

In 2010, no new restructuring programs have been initiated, but there has been a continuation of activities from previously established restructuring programs as further described below.

In 2009 the Gas segment announced a restructuring plan to reduce the headcount at its Osnabrueck, Germany site. The amount recognized for involuntary termination benefits under the terms of a collective bargaining agreement was a credit of $704 in 2010 and an expense of $11,077 in 2009. The credit in 2010 is related to the release of a previously established reserve. The manufacturing site in Mainz, Germany was subject to a separate restructuring plan with related expenses for involuntary termination of $377 in 2010 and $2,251 in 2009.

A manufacturing site of Elster’s Gas segment in the United Kingdom was subject to a restructuring plan that included relocation of manufacturing operations to other Elster sites in Slovakia and Germany as well as to external contractors and the closure of that site in the United Kingdom. These restructuring measures led to involuntary termination benefits and related costs of $448 in 2010, $625 in 2009 and $837 in 2008.

The Gas segment has relocated manufacturing operations between plants in the United Kingdom and closed one site which resulted in restructuring expenses of $116 in 2009 and $333 in 2008.

Manufacturing sites of the Water segment in Germany have been involved in a number of individual restructuring programs aimed at reducing  the size of its operations, resulting in significant reduction in the number of employees. Each program was accompanied by a collective bargaining agreement negotiated with the worker’s council. The amount recognized for involuntary termination benefits was $1,346 in 2008.

In 2009 the Water segment initiated several restructuring plans for its operations in the United Kingdom, including workforce reduction in Luton, the closure of a site in Chesterfield and outsourcing of manufacturing to Malaysia. The total amount recognized was $511 in 2010 and $1,516 in 2009.

The Spanish operation of the Water segment has been subject to a number of restructuring programs relating to outsourcing projects and production relocations and therefore accrued involuntary termination benefits of $3,015 in 2010, $2,438 in 2009 and $1,662 in 2008.

In 2009, Elster Group announced the relocation of manufacturing of water meters from Russia and Poland to Slovakia. Restructuring expenses of $1,526 related to the relocation have been recognized in 2009, primarily for inventory write downs and penalties paid to suppliers.

Several other Elster subsidiaries in Italy, France, Belgium, the Netherlands, Luxembourg, Hungary, Brazil and the United States implemented restructuring measures aimed to improve operational efficiency and recorded charges of $2,182 in 2010, $2,762 in 2009 and $919 in 2008 for outsourcing and relocation projects.

In addition to the restructuring measures, Elster subsidiaries in Italy, Germany, France, the United Kingdom, Slovakia, Australia, South Africa, Colombia, Argentina, Brazil and the United States recognized expenses for involuntary termination benefits as a consequence of restructuring measures and capacity adjustments amounting to $388 in 2010, $3,052 in 2009 and $3,690 in 2008.

The following summary presents employee termination and exit costs by segment:

	Gas			Electricity			Water
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Employee termination and exit costs	$332	$16,880	$5,803	$2,170	$842	$229	$3,715	$7,310	$4,425

	Total segments			Corporate			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Employee termination and exit costs	$6,217	$25,032	$10,457	$-	$331	$-	$6,217	$25,363	$10,457

The charges for employee termination and exit activities were recognized in the following captions of the statement of operations:

	2010	2009	2008
Cost of revenues	$3,492	$18,847	$4,800
Selling expenses	861	2,912	1,589
General and administrative expenses	1,864	2,440	3,106
Research and development expenses	0	1,164	962
	$6,217	$25,363	$10,457

The following table reflects the change in the restructuring liability in 2010 and 2009:

	Liability at January 1, 2010	Accrued	Payments Made	Releases	Foreign Exchange Rate Change	Liability at December 31, 2010
Accrued liability	$10,768	$2,131	$-8,905	$-1,161	$-610	$2,223
Thereof:
Current	9,884					2,223
Noncurrent	884					0

	Liability at January 1, 2009	Accrued	Payments Made	Releases	Foreign Exchange Rate Change	Liability at December 31, 2009
Accrued liability	$2,219	$10,104	$-1,879	$-217	$541	$10,768
Thereof:
Current	2,096					9,884
Noncurrent	123					884

Elster Group does not expect to incur additional significant costs under the ongoing restructuring plans.

6.	Interest expense, net

Interest expense, net consists of the following:

	2010	2009	2008
Interest income
Interest income on bank deposits	$1,741	$2,467	$2,574
Other	165	102	210
	1,906	2,569	2,784

Interest expense
Interest on debt	35,290	38,158	77,604
Payments (receipts) from interest rate swaps	13,189	8,713	-5,839
Interest on mandatorily redeemable preferred equity certificates and shareholder loan	280	369	26,353
Change in fair value of interest rate swaps	5,016	3,824	16,770
Other	8,214	6,929	5,159
	61,989	57,993	120,047

Interest expense, net	$60,083	$55,424	$117,263

Other interest expenses primarily comprise the amortization of deferred financing fees related to the senior facilities agreement. In 2010 Elster Group recognized $2,378 incremental financing fees in other interest expense because of the repayments of the senior facility agreements.

7.	Income taxes

The components of income tax expense (benefit) from continuing operations are as follows:

	2010	2009	2008
Current income tax
Germany	$12,543	$10,339	$9,779
Foreign	38,136	31,543	29,293
	$50,679	$41,882	$39,072

Deferred income tax
Germany	$-9,963	$-158	$-4,609
Foreign	-11,314	-2,375	-3,565
	$-21,277	$-2,533	$-8,174

Income tax expense from continuing operations	$29,402	$39,349	$30,898

Income (loss) from continuing operations before income taxes originated in the following jurisdictions:

	2010	2009	2008
Germany	-6,666	-28,809	-82,436
Foreign	125,536	120,502	26,242
	$118,870	$91,693	$-56,194

Total income tax expense (benefit), including the items directly recorded in equity consist of the following:

	2010	2009	2008
Income tax from continuing operations	$29,402	$39,349	$30,898
Income tax recognized in other comprehensive income (loss)	-11	-2,657	-9,328
Income tax recognized in additional paid-in capital	-6,438	0	0
	$22,953	$36,692	$21,570

The income tax benefit recognized in additional paid-in capital relates to costs arising from the initial public offering since the majority of these costs are deductible under the German tax law.

Reconciliation between the expected income tax expense (benefit) based on German corporate income tax rates to income tax expense from continuing operations reported in the consolidated statements of operations is provided in the following table:

	2010	2009	2008
Income (loss) from continuing operations before taxes	$118,870	$91,693	$-56,194

"Expected" income tax expense (benefit)	18,817	14,515	-8,896

Foreign tax rate differentials	5,614	2,995	2,531
German municipal trade tax	7,327	6,431	5,065
Tax exempt income	-1,011	-2,636	-1,040
Non deductible expenses	3,355	4,354	6,484
Tax effects arising from management equity program	-2,155	-5,263	14,358
Uncertain tax positions	1,101	8,175	2,870
Prior year tax adjustments	-2,735	-71	-3,204
Changes in tax rate and tax law	-1,104	308	560
Changes in valuation allowances	2,674	12,560	11,380
Tax effects from basis differences in investments in subsidiaries	-668	366	1,361
Tax credits	-1,670	-3,224	-1,370
Withholding tax effects	930	1,576	980
Others	-1,073	-737	-181
Actual income tax expense	$29,402	$39,349	$30,898

Effective income tax rate	24.7%	42.9%	-55.0%

A significant driver of the Company’s effective income tax rate in each period presented is attributable to the tax effects arising from share-based compensation programs, primarily the management equity program (MEP) which is sponsored by the parent. The parent does not obtain a deduction for such charges on its income tax return.

Deferred income tax assets and liabilities as of December 31, 2010 and 2009 consist of the following:

	2010		2009
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Inventories	5,772	145	6,078	371
Receivables and other assets	5,501	7,901	6,935	19,411
Prepaid expenses	66	2,916	53	1,670
Tangible fixed assets	2,122	26,043	3,555	32,433
Other intangible assets	9,746	68,379	8,778	84,690
Goodwill	0	4,477	0	4,681
Shares in related companies	0	2,668	0	3,174
Provisions for pensions	22,097	0	26,765	0
Other liabilities	20,120	6,655	35,821	16,881
Tax loss and tax credit carryforwards	41,917		38,405
Valuation allowance on deferred tax assets	-30,756	0	-30,977	0
	$76,585	$119,184	$95,413	$163,311
Net deferred tax liabilities		$-42,599		$-67,898

No deferred tax liabilities have been recognized for the undistributed earnings of certain foreign subsidiaries that arose in 2010 and prior years that we plan to reinvest indefinitely in the foreign jurisdictions. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

In assessing the recoverability of deferred tax assets, Elster Group’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as at December 31, 2010. The amount of the deferred tax asset considered recoverable, however, could be reduced in the near term if the Company’s estimates of future taxable income during the carryforward period were reduced.

Based on the results of this assessment, valuation allowances were recorded against deferred taxes. These valuation allowances relate primarily to certain types of operating tax losses.

The amount and the expiration period of tax loss carryforwards are as follows as of December 31, 2010:

Expiration of tax loss carryforwards
Within one year	$3,799
Within two years	3,716
Within three years	0
Within four years	0
Within five years and later	19,011
Indefinite	71,557
Total tax loss carryforwards	$98,083

In addition to net operating loss carryforwards at federal corporate income tax level, there are German trade tax and foreign state and local income tax loss carryforwards of $57,107 as of December 31, 2010 available to the Company. The respective tax rates vary between 1.6% and 15.0%. Interest expense carryforwards of $41,027 do not expire and can be used indefinitely.

Changes in valuation allowances comprise the following elements:

Valuation Allowances arising from	Temporary Differences	Tax Losses Carry- forward	Total
As of December 31, 2007	$1,751	$40,611	$42,362
Charged (credited) to income tax provision (benefit)	657	14,785	15,442
Reversals	-350	0	-350
Utilization / Expiration of tax losses	0	-3,299	-3,299
Effect of foreign exchange fluctuation and tax rate changes	47	-10,466	-10,419
As of December 31, 2008	$2,105	$41,631	$43,736
Charged (credited) to income tax provision (benefit)	15	18,346	18,361
Reversals	-2,096	0	-2,096
Utilization / Expiration of tax losses	0	-29,059	-29,059
Effect of foreign exchange fluctuation and tax rate changes	422	-387	35
As of December 31, 2009	$446	$30,531	$30,977
Charged (credited) to income tax provision (benefit)	828	3,307	4,135
Reversals	-701	0	-701
Utilization / Expiration of tax losses	0	-1,736	-1,736
Effect of foreign exchange fluctuation and tax rate changes	9	-1,928	-1,919
As of December 31, 2010	$582	$30,174	$30,756

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits including all German corporate and trade tax as well as foreign tax jurisdictions is as follows:

	2010	2009	2008
Balance at the beginning of the year	$41,786	$23,184	$15,502
Additions for tax positions taken in the current year	11,506	18,271	8,114
Reductions for tax positions taken in prior years
Settlement	-1,325	-130	-31
Lapse of statute of limitation	-3,036	0	0
Payments made	-570	0	0
Effects of exchange rate changes	-698	461	-401
Balance at the end of the year	$47,663	$41,786	$23,184

During the years ended December 31, 2010, 2009 and 2008, the Company recognized $945, $205, and $604, respectively, in interest and penalties related to unrecognized tax benefits. As of December 31, 2010 and 2009, total interest and penalties related to unrecognized tax benefits accrued were $2,271 and $1,409 respectively.

Included in the balance of unrecognized tax benefits at December 31, 2010, 2009 and 2008, were potential benefits of $17,513, $18,558 and $10,127 respectively, that if recognized, would affect the Company’s effective tax rate. The Company anticipates recognizing a range of $1,834 to $3,056 of the total amount of unrecognized tax benefits within the next twelve months as a result of expiration of statute of limitations and tax examinations expected to be finalized within the next twelve months in several countries.

Tax years that remain subject to examination in the Group’s major tax jurisdictions are:

Major tax jurisdictions	Years Subject to Examination
Germany	Subsequent to 2004
U.S. Federal	Subsequent to 2005

8.	Earnings (loss) per share

The following table summarizes the information used to compute earnings (loss) per share:

	2010	2009	2008
Numerator - Basic and Dilutive
Income (loss) from continuing operations attributable to Elster Group SE	$84,689	$48,888	$-91,738
Accretion of dividends on preferred shares	-19,210	-25,640	-961
Income (loss) from continuing operations attributable to Elster Group SE - basic and dilutive	$65,479	$23,248	$-92,699
Income (loss) from discontinued operations	2,570	-	-
Net income (loss) attributable to ordinary shareholders - basic and diluted	$68,049	$23,248	$-92,699

Denominator - Basic and Dilutive
Basic weighted average number of ordinary shares outstanding, adjusted for stock split (see note 15)	19,295,573	16,320,750	16,320,750

Effect of dilutive securities - unvested shares	4,204	-	-
Diluted weighted average number of ordinary shares outstanding, adjusted for stock split (see note 15)	19,299,777	16,320,750	16,320,750

9.	Accounts receivable

Accounts receivable consist of the following as of December 31:

	2010	2009
Customer contracts	$21,453	$12,791
Trade accounts receivables	266,496	260,198
Accounts receivable before valuation allowance	$287,949	$272,989
Less valuation allowance	-9,732	-7,337
Accounts receivable	$278,217	$265,652

Customer contracts comprise the following:

	2010	2009
Aggregate costs incurred	$163,493	$95,373
Recognized profits	25,842	16,956
Recognized losses	-424	-273
Progress billings	-167,458	-99,265
Customer contracts	$21,453	$12,791

The customer contracts are expected to be completed within the next twelve months.

The following schedule shows the development of the valuation allowance for doubtful accounts:

	2010	2009	2008
Balance at the beginning of the year	$7,337	$9,031	$7,912
Additions	$4,506	$3,707	$3,633
Write offs	-2,232	-5,732	-1,786
Effects of exchange rate changes	121	331	-728
Balance at the end of the year	$9,732	$7,337	$9,031

10.	Inventories

Inventories consist of the following as of December 31:

	2010	2009
Raw materials	$130,456	$116,293
Work in progress	17,509	16,457
Finished goods	37,307	35,258
	$185,272	$168,008
Reserves	-30,723	-20,217
Inventories	$154,549	$147,791

Inventories of $20,050 held by certain Elster Group’s subsidiaries have been pledged as collateral in accordance with the terms of Elster Group’s Senior Credit Facility. See Note 14 for further information.

11.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of December 31:

2010	Cost	Accumulated Deprecation	Net
Land	$31,584	$328	$31,256
Buildings	59,139	18,183	40,956
Plant and machinery	186,301	87,282	99,019
Other equipment	32,464	10,758	21,706
Construction in process	10,621	659	9,962
Property, plant and equipment	$320,109	$117,210	$202,899

2009	Cost	Accumulated Deprecation	Net
Land	$35,678	$427	$35,251
Buildings	63,930	10,915	53,015
Plant and machinery	161,264	46,081	115,183
Other equipment	25,942	2,299	23,643
Construction in process	7,671	520	7,151
Property, plant and equipment	$294,485	$60,242	$234,243

Depreciation expense, including depreciation of assets under capital lease of  $855, $923 and $770, was $40,292, $42,051 and $42,403 in 2010, 2009 and 2008, respectively. Interest charges in the amount of $274, $738 and $658 were capitalized in connection with construction projects during the years 2010, 2009 and 2008, respectively.

During the years 2010, 2009 and 2008 impairment losses were recognized amounting to $2,330, $941 and $722 respectively.

Elster Group leases machinery and equipment used in manufacturing under a number of capital lease agreements.  Cost of the assets under capital lease at December 31, 2010 and 2009 was $6,063 and $16,310 respectively. Accumulated depreciation at December 31, 2010, and 2009 was $2,570 and $5,727, respectively.

Real estate property with a carrying amount of $21,473 (2009: $24,945) serves as collateral for unfunded Altersteilzeit employee benefits in Germany (see Note 13). In addition, equipment with a carrying amount $ 29,490 that is owned by certain subsidiaries serves as collateral in accordance with the terms of Elster Group’s Senior Credit Facility. See Note 14 for further information.

12.	Goodwill and other intangible assets

Intangible assets consist of the following as of December 31:

2010	Cost	Accumulated Amortization	Net
Trade names and brands	$27,493	$8,817	$18,676
Customer related assets	217,608	99,356	118,252
Contract-based intangible assets	56,913	43,968	12,945
Technology-related intangible assets	146,973	80,440	66,533
Other intangible assets	$448,987	$232,581	$216,406
Goodwill	$936,950	$-	$936,950

2009	Cost	Accumulated Amortization	Net
Trade names and brands	$28,584	$7,982	$20,602
Customer related assets	223,071	78,667	144,404
Contract-based intangible assets	47,795	36,460	11,335
Technology-related intangible assets	161,954	74,451	87,503
Other intangible assets	$461,404	$197,560	$263,844
Goodwill	$981,571	$-	$981,571

Amortization expense was $45,239, $43,385 and $42,939 in 2010, 2009 and 2008, respectively.

The following presents the estimated amortization expense for intangible assets that are subject to scheduled amortization for each of the next five fiscal years:

2011	$40,474
2012	35,685
2013	28,111
2014	23,815
2015	18,640

The carrying amount of intangible assets with an indefinite useful life, i.e. certain trade names, is $16,363 and $14,419 at December 31, 2010 and 2009, respectively. The estimation of the fair value is based on discounted cash flows and involves significant unobservable inputs.

The impairment losses, incurred in 2009, of $ 2,241 were recorded in cost of revenues on certain trade names and brands of Elster Group’s Gas and Water segments.

Goodwill has been allocated to the segments as follows:

	Gas	Electricity	Water	Consolidated
December 31, 2008	$582,541	$179,636	$151,482	$913,659
Additions	0	48,331	3,822	52,153
Foreign currency translation	12,825	2,934	0	15,759
December 31, 2009	$595,366	$230,901	$155,304	$981,571
Disposal of business	0	-695	0	-695
Foreign currency translation	-31,602	-12,324	0	-43,926
December 31, 2010	$563,764	$217,882	$155,304	$936,950

Additions to goodwill in 2009 result from business combinations, primarily the acquisition of EICT (see Note 4).

13.	Pension and other long-term employee benefits

Elster Group provides postretirement benefits for most of its employees, either directly or by contributions to pension funds managed by third parties. The benefits provided vary according to legal regulations, tax requirements and economic conditions of the countries. Certain group subsidiaries provide benefits under defined benefit pension plans. These benefits are normally based on the employees’ remuneration and years of service. German pension benefit plans are unfunded. Funded defined benefit pension plans mainly exist in the US, the UK, Canada, Australia and Belgium. These funded plans involve contributions by Elster Group to a separate pension fund that invests in accordance with the respective investment guideline and local law.

The US based subsidiaries provide postretirement healthcare and life insurance benefits. The German subsidiaries participate in an early retirement program designed to create an incentive for employees, within a certain age group, to retire early (Altersteilzeit). The measurement date for the defined benefit plans was December 31.

For defined contribution plans, the subsidiaries make contributions to pension funds managed by third parties as required by law or collective bargaining agreements or voluntarily. Total costs recognized for defined contribution pension plans in the accompanying statements of operations in 2010, 2009 and 2008 were $26,003, $25,512 and $23,879 respectively.

The cost of employees’ benefits under defined benefit and defined contribution plans is allocated to the functional costs appropriate to the employees in the statements of operations.

German pension plan

The components of net periodic benefit costs for German benefit plans are as follows:

Net periodic benefit cost	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Service cost	$1,170	$1,106	$1,292	$1,366	$3,068	$2,134
Interest cost	4,800	5,115	4,630	378	463	494
Gain on curtailments	0	-74	0	0	0	0
Amortization of net gain	-122	-507	-653	0	0	0
Net periodic benefit cost	$5,848	$5,640	$5,269	$1,744	$3,531	$2,628

Change in Benefit Obligation	Pension Benefits		Other Benefits
	2010	2009	2010	2009
Benefit obligation at beginning of year	$102,111	$91,799	$9,151	$9,166
Service cost	1,170	1,106	1,366	3,068
Interest cost	4,800	5,115	378	463
Actuarial loss	522	5,879	0	0
Curtailments/Settlements	0	-67	0	0
Benefits paid	-4,621	-4,747	-2,488	-3,812
Exchange rate changes	-7,334	3,026	-667	266
Benefit obligation at end of year	$96,648	$102,111	$7,740	$9,151
Unfunded status at end of year	$96,648	$102,111	$7,740	$9,151

Liability consists of:

	2010	2009	2010	2009

Current liabilities	$4,913	$5,186	$2,455	$2,533
Noncurrent liabilities	$91,735	$96,925	$5,285	$6,618

Total accumulated benefit obligation for German defined benefit pension plans was $ 94,072 and $ 94,129 as of December 31, 2010 and 2009, respectively.

The actuarial loss impacting the projected benefit obligation was primarily due to decreases in the discount rates.

Amounts recognized for German defined benefit plans in accumulated other comprehensive income (loss) consist of the following:

	2010	2009	2008
Actuarial gains, net in the accumulated other comprehensive income at the beginning of year	$11,047	$17,667	$19,540
Net actuarial gain (loss) reported in the period	-482	-6,106	-1,220
Amortization of actuarial gain, net	-122	-507	-653
Curtailment/Settlement	0	-7	0
Actuarial gains, net in the accumulated other comprehensive income at the end of year	$10,443	$11,047	$17,667

Actuarial gains of $64 included in accumulated other comprehensive income (loss) will be amortized into income in 2011.

The discount rate reflects the time value of money and the characteristics of the liability, i.e. the estimated timing of the benefit payments. Therefore the determination of discount rates is based on rates of return as of the measurement date. Assumptions regarding future mortality are based on published statistics and mortality tables.

The weighted-average assumptions used to determine German benefit obligations as at December 31 are:

	Pension benefits		Other benefits
	2010	2009	2010	2009
Discount rate	5.1%	5.3%	4.8%	5.1%
Rate of compensation increase	2.8%	2.8%	-	-

The weighted-average assumptions used to determine German net periodic benefit cost for years 2010, 2009 and 2008 are:

	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Discount rate	5.3%	5.7%	5.5%	5.1%	4.9%	4.3%
Rate of compensation increase	2.8%	2.8%	2.8%	-	-	-

The benefits expected to be paid out of German defined benefit plans over the next ten years are:

	Pension Benefits	Other Benefits
2011	$4,913	$2,454
2012	5,036	1,845
2013	5,144	1,524
2014	5,468	1,328
2015	5,641	1,224
Years 2016 - 2020	$30,743	$4,110

Foreign pension plans

The components of net periodic benefit costs for all foreign benefit plans are as follows:

Net periodic benefit cost	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Service cost	$407	$411	$365	$527	$418	$555
Interest cost	3,852	4,091	4,262	1,460	1,642	1,751
Expected return on plan assets	-3,412	-2,967	-4,225	0	0	0
Amortization of prior service cost	0	0	-78	-1,174	-1,260	-1,176
Gain/loss on settlements or curtailments	0	106	0	-249	0	0
Amortization of net (gain) loss	67	105	-557	-557	-629	-739
Net periodic benefit cost	$914	$1,746	$-233	$7	$171	$391

Change in benefit obligation	Pension Benefits		Other Benefits
	2010	2009	2010	2009
Benefit obligation at beginning of year	$72,267	$66,913	$28,377	$29,124
Service cost	407	411	527	418
Interest cost	3,852	4,091	1,460	1,642
Plan participants´ contributions	94	0	0	0
Actuarial loss (gain)	3,041	4,230	-4,262	-208
Curtailments/Settlements	0	-1,043	-73	0
Benefits paid	-3,688	-5,104	-2,076	-2,707
Transfers	-147	499	0	0
Exchange rate changes	-706	2,270	17	108
Benefit obligation at end of year	$75,120	$72,267	$23,970	$28,377

Change in plan assets

	2010	2009	2010	2009
Fair value of plan assets at beginning of year	$48,210	$39,021	$-	$-
Actual return on plan assets	4,653	7,635	-	-
Transfers	-110	487	-	-
Employer contributions	3,376	5,097	-	-
Plan participants´ contributions	94	101	-	-
Curtailments/Settlements	0	-1,022	-	-
Benefits paid	-3,355	-4,756	-	-
Exchange rate changes	-366	1,647	-	-
Fair value of plan assets at end of year	$52,502	$48,210	$-	$-
Unfunded status at end of year	$22,618	$24,057	$23,970	$28,377

Liability consists of:

	2010	2009	2010	2009
Current liabilities	$4,169	$244	$1,949	$3,343
Noncurrent liabilities	$18,449	$23,813	$22,021	$25,034

Total accumulated benefit obligation for all foreign defined benefit pension plans was $74,043 and $71,119 as of December 31, 2010 and 2009, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

	2010	2009
Projected benefit obligation	$68,122	$68,182
Accumulated benefit obligation	$67,887	$67,901
Fair value of plan assets	$46,099	$44,795

Amounts recognized for all foreign defined benefit plans in accumulated other comprehensive income consist of the following:

	2010	2009	2008
Actual gains, net accumulated in the other comprehensive income (loss) at the beginning of year	$4,780	$4,509	$24,588
Net actuarial gain (loss) reported in the period	2,399	668	-18,783
Amortization of actuarial gain, net	-490	-524	-1,296
Curtailment/Settlement	0	127	0
Actuarial gains, net accumulated in the other comprehensive income (loss) at the end of year	$6,689	$4,780	$4,509

Past service credits accumulated in the other comprehensive income (loss) at the beginning of year	$4,940	$6,200	$7,454
Amortization of past service credits	-1,166	-1,260	-1,254
Curtailment/Settlement	-176	0	0
Past service credits accumulated in the other comprehensive income (loss) at the end of year	$3,598	$4,940	$6,200

Net amount recognized in accumulated other comprehensive income (loss) at the end of year	$10,287	$9,720	$10,709

For foreign defined benefit plans actuarial gains of $638 and past service credits of $1,140 included in accumulated other comprehensive income (loss) will be amortized into income in 2011.

The weighted-average assumptions used to determine foreign benefit obligations as at December 31 are:

	Pension Benefits		Other Benefits
	2010	2009	2010	2009
Discount rate	5.2%	5.6%	5.2%	5.5%
Rate of compensation increase	3.4%	3.3%	-	-

The weighted-average assumptions used to determine foreign net periodic benefit cost for years 2010, 2009 and 2008 are:

	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Discount rate	5.6%	6.4%	6.2%	5.3%	6.5%	6.3%
Expected return on plan assets	7.1%	7.6%	7.3%	-	-	-
Rate of compensation increase	3.3%	3.4%	3.4%	-	-	-

Assumed health care cost trend rates at December 31 are:

	Other Benefits
	2010	2009	2008
Health care cost trend rate assumed for next year	9.0%	6.9%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2012	2012

The table below shows the impact of a one percent point change in the assumed rate of health care cost:

	1-% increase	1-% decrease
Effect on total of service and interest cost	$354	$-116
Effect on postretirement benefit obligation	$-1,675	$1,557

The fair value of Elster Group pension plan assets as of December 31, 2010 is measured as followed:

		Quoted Prices in Active	Significant Other Observable	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investment funds	$50,112	$17,950	$32,031	$131
Insurance contracts	2,390	-	2,390	-
Total assets	$52,502	$17,950	$34,421	$131

Elster Group pension plan assets involve investments funds and guaranteed insurance contracts managed by local trustees and fund managers in several foreign countries. Consistent with their investment strategy and local laws and regulations, the investment funds and insurance carriers invest in a diversified portfolio of equity securities (2010: 60%; 2009: 59%), fixed income securities (2010: 35%, 2009: 33%), real estate (2010: 0%, 2009: <1%) and other assets (2010: 5%, 2009: 8%).

The fair value of investment funds held by the pension plan is the quoted price of the investment or mutual fund share on the last business day of the year. The insurance contracts have a guaranteed return on the accrued balances and future premiums plus a participation right in higher returns generated by the investments made. The fair values have been obtained from the insurance carriers.

On average, the expected rate of return is 5.6% on equity securities and 8.7% on fixed income instruments. The respective rates of return take into account country-specific conditions and are based, among other things, on interest and dividend income expected over the long term, as well as increases in the value of the portfolio after deduction of directly allocable taxes and expenses.

Elster expects to pay $2,595 in contributions to defined benefit plans in 2011. The benefits expected to be paid over the next ten years are:

	Pension Benefits	Other Benefits
2011	$4,168	$1,950
2012	4,361	1,912
2013	4,508	1,851
2014	4,351	1,806
2015	4,286	1,771
Years 2016-2020	$24,014	$8,411

14.	Debt

	Effective Interest Rate %			Principal in Currency of Debt	Maturity	Carrying Amount
	2010	2009	2008			2010	2009
Senior facility agreement, comprised of:						$750,888	$959,216
Tranche A
Euro-denominated		2.30	4.14	40,000	Sept. 30, 2012	0	4,937
GBP-denominated		2.20	3.67	83,502	Sept. 30, 2012	0	25,718
Tranche B
Euro-denominated	3.03	2.80	4.87	227,190	Sept. 30, 2013	260,254	327,182
USD-denominated	2.30	2.29	2.58	137,076	Sept. 30, 2013	115,137	137,093
Tranche C
Euro-denominated	3.53	3.30	5.37	227,190	Sept. 30, 2014	260,330	327,189
USD-denominated	2.80	2.79	3.08	137,076	Sept. 30, 2014	115,167	137,097

Other bank loans	various	various	various			89,181	44,630

Capital leases						388	6,523

Total debt						$840,457	$1,010,369

Thereof:
Noncurrent debt						$822,447	$971,400
Current debt						$18,010	$38,969

The following table presents the maturity of principal payments for debt (other than capital leases):

Debt Principal Payments
2011	$17,739
2012	72,633
2013	374,848
2014	374,848
2015	0
$840,068

A syndicate of banks represented by Deutsche Bank has provided subsidiaries of Elster Group with a financing through a combination of term loans (composed of Tranche A, B and C, a revolving credit facility, an ancillary facility and a bonding facility and is hereinafter referred as “senior facility agreement” (SFA). The SFA was used to finance the Ruhrgas Industries Group acquisition (see Note 1). In accordance with the SFA, various agreements between the syndicate of banks and several Elster Group subsidiaries have been entered into under which Elster Group SE’s investments in the equity of all its significant subsidiaries and intercompany loans to such subsidiaries and all or a significant portion of those subsidiaries’ assets were pledged as collateral for payments under the SFA.

The SFA, as amended in connection with Elster Group’s initial public offering contains a number of covenants and restrictions, which are applicable for as long as any balance is outstanding or may be drawn or any commitment to provide funding is in place. The covenants are defined in the contract underlying the SFA and address Elster Group’s level of indebtedness and several other ratios. Balances outstanding under the SFA may become due in case of a change in control event as defined in the contract.

Elster Group was in compliance with the covenants as of December 31, 2010.

The company used proceeds received from its initial public offering to repay outstanding debt under the SFA of $143,915.

As of December 31, 2010, Elster Group had unused credit lines amounting to $127,735. There is a commitment fee of 0.63% of the amount not drawn. The credit lines are available for general corporate purposes. The credit lines may be cancelled in case of an event of default as defined in the contract including without limitation payment default, insolvency and material adverse change.

15.	Equity and shareholder loans

Shareholder loans

In connection with the Ruhrgas Industries acquisition in 2005 (see Note 1), Rembrandt, the immediate parent of Elster Group, and Management KG, a subsidiary of Rembrandt, provided shareholder financing of $335,201 in the form of mandatorily redeemable preferred equity certificates (“PECs”) which were denominated in Euro to Elster Group.

There were two classes of PECs: PEC tranche A accrued interest at 8% and PEC tranche B accrued interest at 6.8%. Their original term ended 49 years after issuance. Interest only became due and payable at the end of a calendar year if declared by the Board of Directors. Such declaration was mandatory if Elster Group was able to pay the interest after settlement of senior claims, including the senior facility agreement. Undeclared interest was cumulative.

Effective December 19, 2008, Rembrandt exchanged PECs with a total balance of $409,864 (principal of $329,743 plus accrued unpaid interest thereon of $80,121) for one preferred share (Class A share). The Class A shares were not redeemable but entitled to a preferred dividend.  After the exchange of the PECs by Rembrandt the only outstanding PECs were those of tranche B ($5,457 and additionally accumulated interest of $791) held by Management KG. On November 30, 2009, the terms and conditions of those remaining PECs held by Management KG were amended and the PECs changed to a shareholder loan that accrued interest at an annual rate of 6.8%.

The amount of interest expense charged to the consolidated statements of operations in 2010, 2009 and 2008 was $280, $369 and $26,353, respectively and was included in interest expense, net (see note 6).

Recapitalization prior to initial public offering

As of December 31, 2008, the Company had 52,830 ordinary shares (Class B shares) and one preferred share (Class A share) issued and outstanding. All shares were nonredeemable, but the Class A preferred share held by Rembrandt carried an entitlement to a preferred dividend of 6.29% per annum calculated on the basis of its nominal value plus allocated premium of $ 409,864.

In October 2009, the Company restructured its share capital by (i) reducing the nominal value of each ordinary share from € 25 to € 1 and (ii) issuing 15 million new ordinary shares to Rembrandt and Management KG in proportion to their prior ownership in Class B. The two steps of the restructuring of the ordinary shares were collectively accounted for as a stock split with retrospective application to all periods presented.

Further, the capital restructuring in October 2009 involved the conversion of the Class A share (293,217,167 preferred shares), including any accreted unpaid preferred dividends (15,714,753 preferred shares) into 308,931,920 preferred shares. The preferred shares had a nominal value of € 1 each, were nonredeemable and carried an entitlement to a preferred dividend of 5.96% per annum calculated on the basis their aggregate nominal value. The capital restructuring of the Class A share into preferred shares is presented as a stock split, but did not change the classification of the preferred shares on the consolidated balance sheet.

Initial Public Offering

On October 5, 2010 Elster Group SE completed an initial public offering of 18,630,000 American Depositary Shares (“ADSs”) at an offering price of $13.00 per ADS, each ADS representing one-fourth of an ordinary share of Elster Group SE.  A total of 4,657,500 ordinary shares were sold, of which 3,365,385 ordinary shares were issued by the Company and 1,292,115 ordinary shares were sold by Rembrandt and Management KG.

The Company received proceeds of approximately $153,254 from the initial public offering, after deducting offering costs of $21,746 borne by the Company.  The Company primarily used the proceeds to repay $143,915 of debt incurred under the SFA and the shareholder loan due to Management KG of  $6,752, including accreted interest.

In connection with the initial public offering, the Company and Rembrandt replaced the preferred shares held by Rembrandt with ordinary shares. As of October 1, 2010, the Company issued 8,533,906 ordinary shares to Rembrandt in exchange for all preferred shares. The aggregate value of the ordinary shares issued to Rembrandt to replace the preferred shares equals the nominal value of all preferred shares plus accreted unpaid preferred dividends of €326,033 divided by the initial public offering price per ordinary share of $52.00 (€38.20) which is four times the price per American depository share on the date of the initial public offering.

Other

In 2010, Elster Group sold a 25.1% noncontrolling interest in a South African subsidiary for $2,034 in cash while retaining its controlling financial interest in that subsidiary. The transaction is accounted for as an equity transaction. As a result of the transaction, accumulated foreign currency translation losses of $ 1,631 were allocated to the noncontrolling interest.

16.	Share-based compensation

Long-Term Incentive Plan

In connection with the initial public offering, the Company implemented a new Long-Term Incentive Plan (“LTIP”) to provide long-term performance compensation to key employees and Managing Directors.  Elster Group SE may grant awards up to 7,405,000 ADSs (1,851,250 ordinary shares) through September 29, 2020.

An initial grant was made to participants in connection with the initial public offering for 674,440 non-vested ADS awards (168,610 non-vested ordinary shares). One half of the non-vested ADS awards are subjected to a service period and a market condition involving stock price return compared to a peer group and generally vest after four years and depending on the results of the market condition (“target stock price return” or TSR awards).The other half of the awards are subject to a service period and performance conditions involving earnings per share targets based on staggered performance periods from two to four years and generally vest after four years depending on the results of the performance conditions (“EPS awards”).  The awards are nontransferable during the vesting period and the participants are not entitled to the rights of an outstanding share, including dividend rights. There are no post-vesting restrictions on shares granted to participants.   Except in limited circumstances such as retirement or redundancy, awards will lapse without vesting if an employee leaves our company during the vesting period.

The grant date fair value for the EPS award was $14.15 which was determined based on the closing price of Elster’s ADS on the grant date. The company is required evaluate the probability of achievement of the EPS performance conditions throughout the life of the award with adjustments recorded in earnings.

The TSR awards are considered to have a market condition for accounting purposes and the company is required to estimate the results of the market condition in the grant date fair value of the award. We used a Monte Carlo model to estimate the grant date fair value of $8.77 which was approximately 62% of the quoted price of Elster’s ADS.  For these awards, the company is required to record the related compensation expense in the financial statements over the life of the awards regardless if the market condition is achieved as long as the service period is met by the participant.

The assumptions used in the Monte Carlo model to estimate the grant date fair value for the TSR awards are as follows:

2010
Grant date fair value of unvested ADS	$8.77
Assumptions used to determine fair value
Dividend yield	0%
Risk-free rate of return	0.94%
Expected life of awards (years)	4
Expected volatility	40%

Dividend yield considers the historical dividend yield paid by the company and expected dividend yield over the life of the awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of the award is based on the vesting period for non-vested ADS awards. Expected volatility is a proxy volatility calculated based on the average of the 4 year volatility of our peers’ historical share price volatility since the company’s shares do not have an established history of trading.

A summary of the status of the company’s non-vested ADS awards as of December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

		Grant Date Fair Value
ADSs in thousands (represent one-fourth of an ordinary share)	Number of ADSs	Weighted Average	Range of prices
Non-vested ADSs at December 31,2009	0
ADSs granted in 2010	674	$12	$9-14
ADSs vested in 2010	0
ADSs forfeited in 2010	-46	12	9-14
Non-vested ADSs at December 31,2010	628	$12	$9-14

Elster Group intends to settle vested awards by issuing ordinary shares to participants.

Management Equity Program

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsored a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which is controlled by Rembrandt, which granted certain members of senior management of Elster Group share-based payments.

The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan with compensation cost recognized over the two year vesting period and remeasured at the end of each reporting period based on the applicable formula price for a participant through September 30, 2010, the date of listing in connection with the initial public offering (see note 15). In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees are entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the offering is the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares (“ADS”) representing one ordinary share.

Elster Group recognized compensation expenses for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because the Company did not make or fund any payments under the MEP.

Neither Rembrandt nor Elster Group obtains a tax benefit from payments made to the Company’s executives under the terms of the MEP.

Summary of Total Share Based Payment Compensation Cost Recognized in General and Administrative Expenses

A summary of the total compensation cost for all share based payment awards recognized in general and administrative expense and additional paid-in capital by year is presented below:

	2010	2009	2008
LTIP compensation cost	$399	$-	$-
MEP compensation cost (credit)	-13,613	-33,250	90,700
Total compensation cost (credit)	$-13,214	$-33,250	$90,700

At December 31, 2010, the company estimates a total of $5,984 in unrecognized compensation cost that is expected to be recognized over a period of 3.8 years.

17.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Group treasury.

The notional amount of foreign exchange currency forwards not designated for hedge accounting was $34,457 and $8,286 of December 31, 2010 and 2009. The change in fair value of all foreign currency derivatives amounted an increases of $748 and $399 in 2010 and 2009 respectively and a decrease of $-210 in 2008, respectively, and was recognized in operating income. At December 31, 2010, certain forward exchange rate contracts, with notional amount of $10,250 were designated in a cash flow hedge. As of December 31, 2009, no foreign currency forward contracts were designated in a hedge accounting relationship.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks; the variable interest rate exposure is predominantly represented by the senior facility agreement (see Note 14). Elster Group recognizes on its balance sheet a number of interest rate swap agreements used as economic hedges with regard to the senior credit facilities agreement. However, these interest rate swaps are not designated as hedging instruments. The changes in fair value are recognized within interest expenses (see Note 6). The aggregated notional amount of the interest rate swaps is $672,754.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

The Company is also exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. The Company seeks to minimize this risk by entering into arrangements with counterparties with high credit ratings.

18.	Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i)    Level 1 is defined as observable input, such as quoted prices in active markets;

(ii)   Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and

(iii)  Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair Value as of December	Fair Value Measurements Using Fair Value Hierarchy
	31, 2010	Level 1	Level 2	Level 3
Assets
Foreign exchange currency forward contracts	$247		$247
Embedded derivatives	$334		$334

Liabilities
Foreign exchange currency forward contracts	$124		$124
Foreign exchange currency forward contracts used in a cash flow hedge relationship	$608		$608
Interest rate swaps	$12,466		$12,466
Embedded derivatives	$533		$533

	Fair Value as of December	Fair Value Measurements Using Fair Value Hierarchy
	31, 2009	Level 1	Level 2	Level 3
Assets
Foreign exchange currency forward contracts	$196		$196
Embedded derivatives	$85		$85
Liabilities
Interest rate swaps	$7,972		$7,972
Embedded derivatives	$635		$635

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$216,294	$216,294	$75,392	$75,392
Financial assets recognized at cost
Accounts receivable (without customer contracts)	256,764	256,764	252,861	252,861
Other assets	18,382	18,382	3,500	3,500
Financial assets at fair value
Derivatives recognized at fair value through income	581	581	281	281
Financial liabilities recognized at amortized cost
Accounts payable	204,343	204,343	195,635	195,635
Debt	840,068	840,068	1,003,846	1,003,846
Other current and non current liabilities	40,066	40,066	49,245	49,245
Financial liabilities at fair value
Derivatives recognized at fair value through income	13,123	13,123	8,607	8,607
Derivatives designated as hedging instrument	608	608	0	0

Almost all financial assets have short maturities and therefore the fair value does not differ significantly from the carrying amount.

Because of the variable interest rates for the financial debt, no significant difference between fair value and net carrying amount occurred.

19.	Commitments and contingencies

Capital commitments

At December 31, the Group had commitments to purchase the following property, plant and equipment assets:

	2010	2009
Buildings and leasehold	79	11
Other equipment, fixtures, furniture and office	47	923
Total capital commitments	$126	$934

Operating lease commitments

Elster Group has entered into leases on several motor vehicles and machinery and office equipment. These leases have mainly an average life of between two and five years with no renewal option included in the contracts. Additionally, Elster Group has entered into leases for land and buildings that have a remaining minimum term from three years to more than ten years.

Future minimum rentals payable under non-cancellable operating leases as at December 31, 2010 are:

2011	$5,600
2012	4,788
2013	3,676
2014	2,405
2015	874
More than five years	$3,541

Expenses arising from operating leases were $6,067, $4,941 and $5,373 in 2010, 2009 and 2008, respectively. The minimum lease payments for operating lease agreements during 2010, 2009 and 2008 were $1,041, $827, $1,974, contingent lease payments were $2,876, $3,844 and $2,886 in 2010, 2009 and 2008.

Legal claims

Various legal actions, including lawsuits for product liabilities, are pending or may be instituted or asserted against Elster Group’s subsidiaries. Legal disputes are subject to many uncertainties. However, although their outcome cannot be predicted with certainty, potential obligations arising from these legal disputes are remote in the opinion of management.

The risk of material contingent liabilities arising from warranty costs, other claims, penalties or possible losses is remote in the opinion of the management.

20.	Related party disclosures

Elster Group has business relationships with numerous subsidiaries outside the scope of consolidation and associates.

In 2010, 2009 and 2008 Elster Group generated revenues with unconsolidated subsidiaries of $8,515, $9,755 and $13,396 in and revenues with equity method investees of $19,763, $21,213 and $23,835. As of December 31, 2010 and 2009, the Company had receivables due from related companies of $10,150 and $8,615 and payables of $439 and $1,612 due to related parties.

In 2007, Elster entered into agreements with the Chairman of the Administrative Board and Minit Operational Board Ltd. (Minit), a company the Chairman controls to lease office space in London and provide various office services. The agreement has been terminated at the end of the second quarter of 2010. In 2010, Elster Group expensed $133. The company has paid a total amount of approximately $1,519 in the aggregate through termination of the lease and as of December 31, 2010 Elster Group does not have any liabilities against Minit.

In 2006, Elster entered into a loan agreement with Rembrandt, to fund the legal and administrative expenses Rembrandt incurs as a holding company. The loan was repaid in the fourth quarter of 2010. The balance outstanding as of December 31, 2009 was $2,485. The loan was repaid in 2010.

21.	Segment reporting

Elster Group’s operating businesses are organized and managed separately according to the nature of the products and services provided. Each business offers products for different applications and markets and provides separate financial information that is evaluated regularly by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of Elster Group, collectively, the chief operating decision maker. Decisions by the chief operating decision maker on how to allocate resources and assess performance are based on a reported measure of segment profit. The segment profit, used for purposes of such decisions, does not include: depreciation and amortization, certain adjustments identified by management, interest and income taxes; and is reconciled to net income from continuing operations below.

Elster Group has identified the following reportable segments of its continuing operations:

•	Gas

•	Electricity

•	Water

The Gas business provides products and solutions for gas metering, gas utilization and distribution. It develops, designs, manufactures and sells meters and metering solutions for residential and industrial use. These uses are mainly distinguished by the level of gas pressure and the volume to be measured. Residential gas metering products are primarily diaphragm meters and industrial meters are primarily ultrasonic, turbine and rotary meters. All products may be combined with high-end communication solutions and gas evaluation devices. Gas utilization products include process heating equipment and heating control devices, gas distribution products consist of valves, risers and other gas infrastructure products. The Gas North America and Gas Europe and Rest of World business units are aggregated into a reportable Gas segment due to their similar economic characteristics, the similar nature of the products and production processes, the customers who buy the products and how the Company distributes the products to these customers.

Products of the Electricity business comprise electromechanical and electronic single-phase and polyphase meters for residential and commercial and industrial applications, and are more frequently bundled with high-end communication solutions and evaluation capabilities. The Electricity North America and Electricity Europe and Rest of World business units are aggregated into a reportable Electricity segment due to their similar economic characteristics, the similar nature of the products and services as well as the production processes, the customers who buy the products and how the Company distributes the products to these customers and the similar regulatory environment for electricity meters.

Water segment products are brass and polymer based mechanical and electronic meters for residential and commercial and industrial applications, including single-jet and multi-jet flow meters or volumetric meters. For higher pressures and volumes turbine meters are used. Water meters may also be marketed in combination with high-end communication and evaluation devices.

Segment operations include transactions between segments which are treated similar to transactions to third parties. Those transactions are eliminated in the reconciliation to Elster Group consolidated balances.

Segment information

The following table presents revenue and operating results and certain balance sheet information regarding Elster Group’s operating segments for the years 2010, 2009 and 2008. While not included in the measure of segment profit reviewed by the chief operating decision maker for purposes of allocation of resources and performance assessment, information about depreciation and amortization is regularly provided. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.
	Gas			Electricity			Water

	2010	2009	2008	2010	2009	2008	2010	2009	2008
Total revenues	$943,752	$899,792	$1,129,383	$451,499	$453,089	$404,129	$383,928	$355,870	$384,032
thereof to external customers	941,426	898,071	1,127,359	437,713	445,050	395,419	380,200	352,001	381,723
thereof to other segments	2,326	1,721	2,024	13,786	8,039	8,710	3,728	3,869	2,309

Segment profit	$230,228	$203,958	$264,111	$55,935	$60,424	$34,952	$35,439	$30,418	$32,276

Depreciation and amortization	-45,638	-48,908	-50,837	-25,141	-23,286	-19,817	-11,803	-11,673	-13,004

Segment working capital	$121,384	$110,928	$135,926	$49,170	$76,415	$61,150	$61,397	$48,016	$65,808

Capital expenditure	$17,959	$14,991	$31,686	$10,211	$9,125	$35,845	$8,927	$7,523	$13,853

Total assets	$2,365,594	$2,320,246	$2,221,747	$502,092	$542,980	$464,440	$453,235	$408,978	$412,121

	Total Segments			Corporate and Elimination			Consolidated Totals
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Total revenues	$1,779,179	$1,708,751	$1,917,544	$-19,840	$-13,629	$-13,043	$1,759,339	$1,695,122	$1,904,501
thereof to external customers	1,759,339	1,695,122	1,904,501	0	0	0	1,759,339	1,695,122	1,904,501
thereof to other segments	19,840	13,629	13,043	-19,840	-13,629	-13,043	0	0	0

Segment profit	$321,602	$294,800	$331,339	$-36,594	$-30,750	$-16,709	$285,008	$264,050	$314,630

Foreign currency exchange effects							2,933	14,412	-45,153
Management equity program							13,613	33,250	-90,700
Expenses for preparation to become a public company							-12,663	-22,949	-6,969
Strategy development costs							-326	-3,644	-7,835
Employee termination and exit costs							-6,217	-25,363	-10,457
Business process reengineering and reorganisation costs							-5,937	-16,818	-3,169
IT project costs							-1,884	-8,602	-3,652
Gain (loss) from sale of real estate							0	2,506	829
Business combination cost							0	-1,733	0
Impairment of intangible assets							0	-2,241	-1,317
Effects of termination of distributor							-9,773	0	0
Other							-270	-316	204
Depreciation and amortization	-82,582	-83,867	-83,658	-2,949	-1,568	-1,684	-85,531	-85,435	-85,342
Interest income							1,906	2,569	2,784
Interest expense							-61,989	-57,993	-120,047
Income tax expense							-29,402	-39,349	-30,898
Income (loss) from continuing operations							$89,468	$52,344	$-87,092

Segment working capital	$231,951	$235,359	$262,884	$-12,149	$-5,967	$-3,942	$219,802	$229,392	$258,942

Accounts receivable/payable with associates							-3,925	-42,949	-4,792
Inventory held related to deferred revenue							0	0	3,389
Advanced payments received less paid							12,546	31,365	17,461
Current assets (other than accounts receivable and inventories)							334,999	202,964	192,150
Accounts payable							204,343	195,635	199,307
Noncurrent assets							1,396,492	1,525,035	1,515,024
Total assets	$3,320,921	$3,272,204	$3,098,308	$-1,156,664	$-1,130,762	$-916,827	$2,164,257	$2,141,442	$2,181,481

Capital expenditure	$37,097	$31,639	$81,384	$5,294	$-1,147	$428	$42,391	$30,492	$81,812

The reconciling line item in the table above Expenses for preparation to become a public company includes bonuses granted in connection with the initial public offering (see Note 1 and 15) of $5.9 million to approximately 70 employees. This amount was recognized as compensation expense in 2010.

Geographical information

The following table presents the continuing operations’ revenue and long-lived assets for the years 2010, 2009 and 2008. Long-lived assets comprise tangible assets including property, plant and equipment.

	North America incl. Mexico			Europe			All Other Countries			Consolidated Totals
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Total revenues	$569,911	$559,218	$532,903	$789,445	$766,540	$950,257	$399,983	$369,364	$421,341	$1,759,339	$1,695,122	$1,904,501
thereof United States	467,121	448,043	440,851	0	0	0	0	0	0	467,121	448,043	440,851
thereof Germany	0	0	0	238,998	256,038	308,990	0	0	0	238,998	256,038	308,990

Long-lived assets	$58,432	$63,562	$75,639	$128,005	$154,320	$164,997	$16,462	$16,361	$14,791	$202,899	$234,243	$255,427
thereof United States	58,284	63,363	75,414	0	0	0	0	0	0	58,284	63,363	75,414
thereof Germany	0	0	0	64,952	81,519	81,075	0	0	0	64,952	81,519	81,075

Sales to external customers disclosed according to geography are based on the location of the customer (destination). Disclosure of long-lived assets is based on the location of the asset.