Form 20-F
period 2011-12-31
Elster Group SE
filed 2012-03-02
CIK 1492261

As filed with the Securities and Exchange Commission on March 2, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGEACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

(as of December 31, 2011)

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards ☐ Other ☐

as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐     ☐

Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company

(as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

References	1
Special Note Regarding Forward-Looking Statements	2
Presentation of Financial and Other Information	4
PART I	5
Item 1. Identity of Directors, Senior Management and Advisers	5
Item 2. Offer Statistics and Expected Timetable	5
Item 3. Key Information	5
Selected Financial Data	5
Exchange Rates	8
Risk Factors	8
Item 4. Information on the Company	43
Overview	43
History of the Elster Group	43
Business overview	44
Advanced metering	44
Investments in gas infrastructure, or “gasification”	46
Our EnergyAxis solutions to enable the Smart Grid	48
Our Gas Products and Solutions	51
Our Electricity Products and Solutions	52
Our Water Products and Solutions	53
Marketing, Sales and Distribution and Project Management	54
Procurement and Scalable Manufacturing Footprint	57
Competition	59
Intellectual Property, Patents and Licenses	61
Information Technology	61
Insurance	61
Sales in Sanctioned Countries	62
Real Property	64
Significant Subsidiaries	65
Regulation and Supervision	66
Item 4 A. Unresolved Staff Comments	72
Item 5. Operating and Financial Review and Prospects	73
Executive Summary	73
Key Factors Affecting Our Results of Operations	75
Results of Operations	79
Liquidity and Capital Resources	100
Contractual Obligations	102
Off-Balance Sheet Transactions	102
Debt structure	102
Research and Development	106
Projects and Backlog	107
Critical Accounting Policies	108
Item 6. Directors, Senior Management and Employees	114
Overview of Our Corporate Governance Structure	114
German Corporate Governance Code	115
Employee Involvement	116
General Meeting of Shareholders	116
Administrative Board	116
Committees of the Administrative Board	120
Managing Directors	122
Compensation and Share Ownership	125
Employees and Labor Relations	130
Employee Incentive Plans	130
Item 7. Major Shareholders and Related Party Transactions	131
Item 8. Financial Information	136

References

In this annual report, references to:

•	“we,” “us,” “our company,” “our group” and “Elster” refer to Elster Group SE (formerly known as Elster Group S.A.) and, unless the context otherwise requires, to our subsidiaries;

•	“Rembrandt” refers to Rembrandt Holdings S.A., a Luxembourg stock corporation; and

•	“Management KG” refers to Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG, a limited partnership organized under German law.

Special Note Regarding Forward-Looking Statements

This annual report, including the documents incorporated by reference in this annual report, contains forward looking statements. These forward looking statements include statements regarding our financial position, our expectations concerning future operations, margins, profitability, liquidity and capital resources, our business strategy and other plans and objectives for future operations, and all other statements that are not historical facts. In some cases, you can identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions.

Examples of forward looking statements include statements concerning:

•	the market for products and services and by region;

•	the expected penetration rates of Smart Grid technologies in existing and new markets;

•	plans, objectives and expectations relating to future operations and related revenue generation and expenditures;

•	the impact of our cost saving measures, including our reinvestment program, and exchange rate fluctuations; and

•	impacts of existing and potential legislative and regulatory initiatives.

Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including, but not limited to:

•	negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including the effects on our utility customers and prospective customers, which may move more deliberately, delaying or postponing projects, as well as the effects on our ability to raise capital to refinance our indebtedness;

•	growth expectations for our industry;

•	the extent of the revenues we derive from sales to the utility industry;

•	the transition to more advanced technology in the industry, including increasing competition from industries we previously viewed as distinct from ours;

•	our ability to develop new products and technologies and the extent of the revenues we derive from Smart Grid technology;

•	possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements;

•	the fluctuations of our operating results due to the effect of exchange rates;

•	volatility in the prices for, and availability of, components, raw materials and energy used in our businesses, including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011;

•	our ability to manage our outsourcing arrangements;

•	strategic actions, including acquisitions, joint ventures and dispositions; and

•	the other factors listed under “Risk Factors” and elsewhere in this annual report and the documents incorporated by reference in this annual report.

Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward looking statements. As you read and consider this annual report, you should understand that the forward looking statements are not guarantees of performance or results.

These factors expressly qualify all subsequent oral and written forward looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except as required by law, we do not have any intention or obligation to update or revise forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, this annual report incorporates by reference information concerning our industry generally, and the Smart Grid market in particular, that is forward looking in nature and is based on a variety of assumptions regarding the ways in which the metering and Smart Grid markets will develop. These assumptions have to some extent been derived from our long standing experience in the industry and feedback we have received from our customers. Some data are also based on our good faith estimates, derived from our review of internal surveys.

Presentation of Financial and Other Information

Our consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this annual report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. We have prepared our consolidated financial statements in accordance with U.S. GAAP and in U.S. dollars beginning with the year ended December 31, 2007.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling. For the purposes of these constant currency presentations, we have used the average exchange rates of euros for dollars, which were €1 = $1.3914 in 2011, €1 = $1.3224 in 2010 and €1 = $1.3902 in 2009, and the average exchange rates of pounds sterling for dollars, which were £1 = $1.6038 in 2011, £1 = $1.5446 in 2010, and £1 = $1.5603 in 2009.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following table presents selected consolidated financial and other data for the periods indicated. We derived the financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 from our consolidated financial statements for these years. Our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009, which we have prepared in accordance with U.S. GAAP, are included elsewhere in this annual report. For a further discussion of our financial data for those years, see above under “Presentation of Financial and Other Information.”

	As of and for the Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions except for per share and share data)
Summary Consolidated Statement of Operations Data:
Revenues	$1,869.0	$1,759.3	$1,695.1	$1,904.5	$1,735.6
Cost of revenues	1,263.0	1,208.6	1,191.3	1,306.3	1,207.6
Gross profit	$606.0	$550.8	$503.8	$598.2	$528.0
Selling expenses	180.4	165.5	159.4	183.4	166.5
General and administrative expenses	136.9	123.8	137.0	246.5	183.9
Research and development expenses	102.4	87.5	78.4	70.7	60.3
Other operating income (expense), net	3.4	2.1	14.8	-39.5	-2.9
Operating income	$189.8	$176.0	$143.8	$58.2	$114.4
Interest expense, net	40.6	57.7	55.4	117.3	126.9
Loss on extinguishment of debt (1)	13.4	2.4	0.0	0.0	0.0
Other income, net	4.7	3.0	3.3	2.9	2.9
Total non-operating expenses	$49.3	$57.1	$52.1	$114.4	$124.0
Income (loss) from continuing operations before income tax	140.5	118.9	91.7	-56.2	-9.6
Income tax expense	33.5	29.4	39.3	30.9	28.0
Net income (loss) from continuing operations	$107.0	$89.5	$52.3	$-87.1	$-37.6
Net income (loss) from discontinued operations (2)	$-1.6	$2.6	$-	$-	$114.5
Net income (loss)	$105.4	$92.0	$52.3	$-87.1	$76.9
Net income (loss) attributable to Elster Group SE	$100.9	$87.3	$48.9	$-91.7	$72.3

Weighted average number of ADS outstanding (3)
Basic	112,880,164	77,182,292	65,283,000	65,283,000	65,283,000
Diluted	112,880,164	77,199,108	65,283,000	65,283,000	65,283,000

Weighted average number of shares outstanding (4)
Basic	28,220,041	19,295,573	16,320,750	16,320,750	16,320,750
Diluted	28,220,041	19,299,777	16,320,750	16,320,750	16,320,750

Basic income (loss) per ADS (3)
Income (loss) from continuing operations attributable to Elster Group SE	$0.91	$0.85	$0.36	$-1.42	$-0.65
Income (loss) from discontinued operations attributable to Elster Group SE	-0.01	0.03	0.00	0.00	1.76
Net income (loss) per ADS attributable to Elster Group SE	$0.89	$0.88	$0.36	$-1.42	$1.11

Diluted income (loss) per ADS (3)
Income (loss) from continuing operations attributable to Elster Group SE	$0.91	$0.85	$0.36	$-1.42	$-0.65
Income (loss) from discontinued operations attributable to Elster Group SE	-0.01	0.03	0.00	0.00	1.76
Net income (loss) per ADS attributable to Elster Group SE	$0.89	$0.88	$0.36	$-1.42	$1.11

Basic income (loss) per share (5)
Income (loss) from continuing operations attributable to Elster Group SE	$3.63	$3.39	$1.42	$-5.68	$-2.58
Income (loss) from discontinued operations attributable to Elster Group SE	-0.06	0.13	0.00	0.00	7.02
Net income (loss) per share attributable to Elster Group SE	$3.57	$3.53	$1.42	$-5.68	$4.44

Diluted income (loss) per share (5)
Income (loss) from continuing operations attributable to Elster Group SE	$3.63	$3.39	$1.42	$-5.68	$-2.58
Income (loss) from discontinued operations attributable to Elster Group SE	-0.06	0.13	0.00	0.00	7.02
Net income (loss) per share attributable to Elster Group SE	$3.57	$3.53	$1.42	$-5.68	$4.44

	As of and for the Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions except for per share and share data)
Selected Cash Flow Data:
Cash flows from operating activities	$191.7	$141.3	$119.6	$114.1	$110.9
Net cash flow from (used in) investing activities	-44.1	-28.0	-43.0	-79.0	46.0
Net cash flow from (used in) financing activities	-282.0	25.4	-77.4	-8.7	-274.7

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	84.0	216.3	75.4	74.3	53.0
Total assets	1,971.3	2,164.3	2,141.4	2,181.5	2,223.3
Short-term debt and current portion of long-term debt	6.1	18.0	39.0	27.1	68.9
Long-term debt, less current portion	573.6	822.4	971.4	1,024.1	1,053.6
Total debt	$579.7	$840.4	$1,010.4	$1,051.2	$1,122.5
Shareholder loan	0.0	0.0	6.8	6.2	408.3	(6)
Total equity attributable to Elster Group SE	706.0	640.7	416.6	412.9	-36.1
Total equity	718.2	656.2	422.7	418.8	-29.1

Selected Operating and Other Data:
Backlog (7)	$480.5	$454.2	$445.3	$542.1	$383.5
Capital expenditures	48.3	42.4	30.5	81.8	53.5	(8)

(1)	In April 2011, we refinanced all of the outstanding indebtedness under our old senior facilities agreement. The refinancing resulted in a write-off of unamortized debt issuance cost associated with the old senior facilities agreement. In 2010, we recognized incremental financing fees relating to repayments under the old senior facilities agreement in connection with our initial public offering. For more information see Note 14 to the consolidated financial statements contained elsewhere in this annual report.

(2)	We disposed of the Ipsen Group, a manufacturer of industrial furnaces, as well as NGT Neue Gebäudetechnik GmbH, or NGT, in 2007 as part of our plan to focus on our core competencies. We included these businesses in discontinued operations. In 2011, we recorded a loss related to an indemnification in connection with the disposal of the Ipsen Group. In 2010, we recorded a gain from the release of a provision in connection with a disposal we did in 2006. For more information see Note 3 to the consolidated financial statements contained elsewhere in this annual report.

(3)	Each ADS represents one-fourth of an ordinary share.

(4)	For the financial years 2007-2009 the weighted average number of shares outstanding was equal to the number of ordinary shares outstanding immediately prior to our initial public offering, or IPO.

(5)	For more information on the calculation of our earnings (loss) per share, see Note 8 to the consolidated financial statements contained elsewhere in this annual report.

(6)	For 2007, our shareholder loan reflects the value of our preferred equity certificates held by Rembrandt. Effective December 19, 2008, Rembrandt contributed the preferred equity certificates held by it into our equity.

(7)	We define backlog as our total open purchase orders.

(8)	Our capital expenditures for 2007 include $5.5 million that were attributable to discontinued operations.

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

Year Ended December 31,	Average
2007	1.3797
2008	1.4705
2009	1.3956
2010	1.3220
2011	1.4002

The table below shows the recent high and low exchange rate for the U.S. dollar per euro.

	High	Low
Month of 2011
August	1.4510	1.4158
September	1.4283	1.3446
October	1.4172	1.3281
November	1.3803	1.3244
December	1.3487	1.2926

Month of 2012
January	1.3192	1.2682
February (through February 24)	1.3463	1.3087

The noon buying rate on February 24, 2012 was €1.00 = $1.3463.

Risk Factors

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this annual report, including our financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materializes, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our ADSs.

Risks Related to Our Operations

Our business is affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by continuing crisis in financial markets and the potential threat of a global economic downturn. The related reduction in corporate and consumer spending may continue to place pressure on our customers, which may have a material adverse effect on our results of operations, cash flows and financial condition.

Our business environment is influenced by conditions in the domestic and global economies. Although the macroeconomic environment showed further overall improvement in the first half of 2011, the development of certain economic indicators as well as the recent turbulence in the financial markets in the second half of 2011, primarily as a result of the ongoing sovereign debt crisis in the euro-zone, still indicate a highly volatile macroeconomic environment. Future macroeconomic development is dependent upon the evolution of a number of global and local factors, such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, government budget consolidation measures related thereto, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises and other challenges affecting the speed of sustainable macroeconomic growth.

In light of the latest economic developments, the level of public debt in the United States, as well as in Greece, Italy and other European countries, uncertainties with respect to the stability of the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. If the macroeconomic environment deteriorates and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets in which we operate, we may experience adverse effects that may be material to our business, financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us.

In particular, we sell and distribute a significant portion of our manual-read meters and our Smart Offerings for use in new construction markets and to utilities and utility contractors, and our level of sales activity in these markets depends to a significant extent on general economic conditions. We define our Smart Offerings as automated meter reading, or AMR, meters, advanced metering infrastructure, or AMI, meters, and other meters that are equipped with communications capabilities, communications networks and related software solutions, or Smart Grid Solutions, together with individual products, components and services for use in the Smart Grid. We define smart meters as meters, which are AMR or AMI enabled, are equipped with communication capabilities and may be used as components in the Smart Grid. The Smart Grid is commonly used to refer to any gas, electricity or water network that allows utilities to measure and control production, transmission and distribution more efficiently through the use of communications technology.

Many utilities have announced plans or intentions to replace older meters with smart meters enabled for AMR or with meters enabled for AMI on a standalone basis or as components of Smart Grid solutions. However, some utilities have delayed their investments due to economic uncertainty, a reduction in the consumption of energy resources as a result of the economic downturn, difficulty in obtaining financing, limitations on their own or public financial resources or for other reasons. Utilities that are owned by municipalities or other public authorities may also face budgetary restrictions and funding constraints. Such uncertainties and funding constraints may lead some utilities to alter their budgeting and procurement priorities to focus on capital expenditures in areas other than metering, which may result in delays in the installation of meters and Smart Grid solutions

The continued weakness of new construction markets poses a substantial risk to our business. The new construction market in the United States has in particular been in an extended period of contraction, and we are unable to predict when this market will return to levels approaching those seen before that weakness began. Similar contractions have occurred in the new construction markets in other countries, including in the United Kingdom and Spain. If countries where we have significant operations continue to experience an overall contraction in new construction markets, or if these markets fail to grow, existing orders for our metering products and services may be delayed or cancelled, and new orders may not materialize. This could have a material adverse effect on our results of operations, cash flows and financial condition.

Numerous other factors, such as fluctuations of energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our results of operations, cash flows and financial condition and can also make our budgeting and forecasting more difficult.

Furthermore, economic weakness and uncertainty may slow the rate of “gasification,” which we define as the expansion of natural gas infrastructure and distribution to include regions and customers, particularly in the Middle East, North Africa and Asia, not previously connected to the gas grid. Similarly, economic weakness has led to and may in the future lead to a decrease in demand for our meters and other products that we sell for transmission and distribution applications, as well as for gas utilization products, which consists of process-heating equipment, such as burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers. As a result of these developments, existing orders for our products and services may be delayed or cancelled and new orders may not materialize, which could have a material adverse effect on our results of operations, cash flows and financial condition.

Our products may not achieve or may lose market acceptance, and, as a result, we may fail to realize both the expected level of demand for our new products and services and the expected level or timing of revenues generated by those products and services.

We are exposed to the risk that new technologies, features and functionalities that we and other industry participants develop and market in connection with our manual-read meters, Smart Grid solutions and other products may not be accepted by the industry, regulators or end-users or may not meet applicable standards. This may occur as a result of technological developments or competing features or functionalities proving superior to our existing products, changes occurring in the regulatory landscape, including with respect to interoperability standards, perceptions that the new technologies are error-prone or present cyber-security risks or otherwise. There is a risk that competing technologies, features or functionalities will be favored by the industry, regulators or end-users if there is not sufficient awareness of, or interest in, our innovations. For example, the advantages that Smart Grid-enabled products can provide may fail to be effective if utility customers choose not to implement corresponding technology throughout their distribution and transmission networks, or if regulators mandate or encourage the deployment of another technology. Generally, if utilities in the United States or some European countries plan to invest additional amounts for capital improvements, including meters and AMI/AMR upgrades, the utility must present the proposed capital improvement to the relevant utility regulatory commission for approval. Many of our utility customers are required to obtain regulatory approval to pass through the costs of products and services to their customers because of the effect it may have on utility rates for consumers. Utility regulatory commissions have decided in the past, and may decide in the future, not to permit the pass-through of such costs onto consumers and this in turn could affect the products and services that our utility customers ultimately purchase. Any delay or failure to receive this approval, due to regulatory preference for another technology or otherwise, could reduce demand for the products we sell to our utility customers. Market and regulatory acceptance of Smart Grid technologies varies by country and industry based on factors, such as the regulatory and business environment, environmental concerns, labor costs and other economic conditions.

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

Our industry is also exposed to the risk of, and to public concern about, an increased threat of “cyber attacks” on the power grid as Smart Grid infrastructure becomes more prevalent. Smart Grid privacy and security risks have attracted attention recently, as media reports have highlighted the dangers of potential instability, blackouts and economic disruption that could result from a Smart Grid cyber attack by hackers. Any cyber attack or other security breach on any component we or a competitor have provided, or on other similar technologies, could lead to a reduction in public acceptance of Smart Grid technologies and have a material adverse effect on our results of operations, cash flows and financial condition.

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

The competitive environment in which we operate has been strongly impacted by the movement towards Smart Grid solutions. While we are increasingly focusing our business plan on the development of Smart Grid product offerings and solutions in an attempt to maintain and expand our activities and market share in this area, current or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer or regulatory requirements. They may also be able to drive technological innovation and develop products that are equal in quality and performance or superior to our products, which could reduce our overall sales, require us to invest additional funds in new technology development and put pressure on our market position. Our competitors also have made or may make strategic acquisitions or establish alliances or cooperative relationships among themselves or with third parties that enhance their ability to address the needs of customers, potentially giving them a significant increase in market share at our expense. New entrants could include competitors from industries we previously viewed as distinct from ours, such as the networking, telecommunications and systems integration industries. Should we fail to compete successfully with current or future competitors, we could experience a material adverse effect on our results of operations, cash flows and financial condition.

In our industry, competition based on price can be intense, particularly during periods of economic decline or stagnation. We face varying levels of price erosion in the markets that we serve due to a variety of factors, including existing competitors lowering their prices, competition from manufacturers in low-cost countries and new entrants using off-the-shelf products or other low-priced strategies to gain market share. In addition, we may have a competitive cost disadvantage with our competitors who are not subject to the same legal and compliance framework as we are as a public company. During 2011, we saw intense price competition, in the water segment in the Americas and some European markets, leading to price erosion for many of our products. In addition, there is a risk that low-cost providers will enter, or form alliances or cooperative relationships with our competitors, thereby contributing to further price erosion in the market for manual-read meter and Smart Grid solutions. We may be unable to reorganize our operations to make them more efficient or reduce the costs of our supplies sufficiently to maintain our margins on our sales in the face of intense competition. Some of our products and services may become commoditized and we may have to adjust the prices of some of our products to stay competitive.

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

In many regions, Smart Grid-related legislation or regulation is being considered, drafted or negotiated, or general legislation is in place, but awaiting implementing rules or guidance. Legislatures and governmental agencies may prolong the law- and rule-making process, subject new technology to extensive reviews or fail to implement Smart Grid-related legislation or regulation on a timely basis, if at all. For example, some of the current legislative and regulatory initiatives in the European Union have clauses that may lead to deferral or dilution to the extent the Smart Grid initiatives are deemed economically non-viable. Some of our utility customers have been awaiting greater clarity on the scope and implementation of these laws and regulations and the timing of, and conditions related to, the receipt of related government grants, subsidies and other incentives. This effect has caused the revenues of our electricity segment to decline as utilities in the United States have been deferring their upgrades of installed meter bases and infrastructure expansions. They have accordingly been deferring their commitments for the substantial upgrades of installed meter bases and infrastructure expansions that will be part of their response to Smart Grid related regulation. While awaiting the upgrades on Smart Grids, some customers have also been deferring investments in the existing meter base. These deferrals continued throughout 2011. If a significant number of utilities continue to delay their investments or opt not to participate altogether, this could lead to shortfalls in our sales and results of operations in the short to medium term.

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

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. In particular, governmental agencies and state public utility commissions may promulgate regulations that mandate or encourage the use of a particular type of technology that is not readily compatible with the technology employed in our products or may otherwise establish standards that are more favorable to our competitors. For example, in the United States, the National Institute of Standards and Technology is statutorily required to define uniform interoperability standards for the implementation of Smart Grid solutions, and the U.S. Federal Energy Regulatory Commission is required to engage in a rulemaking process to consider making these interoperability standards mandatory for interstate electricity transmission and wholesale power markets. This process may favor one company’s technology over another’s. If this were to happen, particularly in the larger markets in which we sell our products, we could be forced to withdraw some of our products from the market, make substantial investments in a new technology or lose market share to our competitors, all of which could have a material adverse effect on our results of operations, cash flows and financial condition.

Changes to data protection laws and regulations and their interpretation in Europe may lead to a delay in related Smart Grid solution initiatives, which could adversely affect the demand for our smart meters and Smart Grid solutions.

In Europe we are subject to data protection regulation that imposes a general regulatory framework for the collection, processing and use of personal data. Many of our Smart Grid and other technologies rely on the transfer of data relating to individuals and are accordingly affected by these regulations. Although the European Data Protection Directive (95/46/EC) has been implemented across the European Union, data protection laws across member states vary to a large degree, and authorities do not always apply existing laws in a consistent manner. While privacy issues in connection with AMR, AMI and Smart Grid solutions have been discussed within the European Union, it is unclear how regulation in connection with privacy requirements will further develop and to what extent it may affect technology in our industry relating to Smart Grid solutions. It may also lead to delay in other regulatory initiatives supporting the implementation of Smart Grid solutions.

Some of our business structures, processes or actions may infringe applicable data protection standards and as a consequence we may have to take costly and burdensome measures to change these business structures, processes or actions, and may face administrative fines or other sanctions for such infringement. Our business could suffer a material adverse effect as a result.

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

Our communications technologies use particular radio frequencies and thus are subject to the regulation of various governmental bodies, such as the U.S. Federal Communications Commission and corresponding regulatory institutions of various U.S. states and European countries. With respect to the United States in particular, currently very few of our products operate using licensed radio frequencies, but additional AMI and AMR products may operate in the United States using licensed radio frequencies in the future. To the extent that our products and solutions use licensed frequencies, there is a risk that there may be insufficient available licensed frequencies in some markets, that neither we nor our customers will be able to obtain licenses where required, even if sufficient frequencies are available, and that licenses that are granted to us or our customers may not be renewed on acceptable terms, if at all. Also, while unlicensed frequencies may currently be available for a wide variety of uses, including our RF mesh communications technology, we and our customers may not be entitled to protection from interference by others who operate on frequencies close to or the same as those on which our products operate. If currently unlicensed frequencies become unacceptably crowded, or subject to restrictive rules governing their use, our business could suffer a material adverse effect.

We may face volatility in the prices for, and availability of, components, raw materials and energy used in our business, which could adversely impact the competitive position of our products, decrease profit margins and negatively impact timely delivery to customers.

The manufacturing processes for all of our products, especially in our gas and water segments, require a wide variety of components, raw materials and energy, including gas and electricity. We use components such as brass castings, aluminum housings, sheet metal, plastics and printed circuit board assemblies and other electronics. Important raw materials include steel, resins, aluminum, brass and bronze. We rely on third-party suppliers to provide us with these manufactured components, raw materials and energy. Since we do not control the actual production of the components, raw materials and energy sources used in the manufacturing processes for our products, we are subject to delivery delays for reasons that are beyond our control. Supply curtailments or interruptions could arise from shortages of components, raw materials and energy, especially as demand for them (particularly electronics) increases in connection with any economic recovery, as well as from labor disputes, transportation disruptions, impaired financial condition of suppliers, extreme weather or other natural disasters. In addition, prices of components, raw materials or energy may increase or become more volatile. We recently have experienced difficulties in passing on to our customers the full amount of increases in the prices of components, raw materials and energy, which has had an adverse effect on our profit margins, in particular in our water segment, and to a lesser extent, our gas segment. In many cases, especially for brass, steel and aluminum, we seek to manage our exposure to changing prices by executing procurement contracts for periods of up to one year with our suppliers of these materials or of components that include them. We may pay higher prices with this approach than we otherwise would have should market prices decline during the life of the contracts.

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

The outsourcing of manufacturing capabilities reduces the day-to-day control that we are able to exercise over the production process and could result in quality problems and increased product warranty costs. In addition, as we outsource additional production capacity, we will retain limited internal production capacity and will rely more on third-party manufacturers to fill orders on a timely basis. While our strategy calls for having more than one supplier for each important product and component, we rely on a single source for some key product lines, products and components that we purchase from third-party manufacturers, such as for diaphragms for our North American residential gas meters manufactured at one of our facilities. In some cases, our purchases account for a material portion of some of our suppliers’ respective businesses.

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

In the past, we have experienced significantly extended lead times at some of our suppliers, which have negatively impacted our revenues. If we experience extended lead times in the future and are unable to ensure sufficient supplies, our results of operations, cash flows and financial condition may be adversely affected.

Lead times for the components we purchase from third-party manufacturers depend on a variety of factors, including the demand for each component and supplier capacity. If our third-party manufacturers or any of their sub-suppliers fail to deliver quality products and services in a timely manner, or if our ability to source from alternative suppliers cannot be maintained or if a supplier that is dependent on us is unable to cope with variations in our ordering patterns, the ensuing disruptions in our chain of supply could negatively affect our product portfolio, reputation, sales and ability to meet large orders, especially in the context of large rollouts.

In the past, we have experienced significantly extended lead times at our suppliers that provide components used in some of our products, in particular for electronic components. In addition, the natural disasters and nuclear power plant emergencies in Japan earlier in 2011, as well as the flooding in Thailand in fall 2011, may result in additional interruptions or long-term delays in the worldwide supply of components that manufacturers, potentially including our suppliers and their sub-suppliers, use in electronic components for use in many industries, including ours. As a result of the Thailand flooding, we have been forced to find alternative sources for certain of our components, particularly for our North American production of water and electricity meters. This process, which is currently underway, may be subject to delays and may result in interruptions in the production of some of our products if we are not able to successfully finalize testing of the alternative components in time and/or we are not able to find suitable alternative sources of supply. While we are not able to predict the effects, if any, on us of a longer term disruption in Japanese industry, these delays could continue well into the future and have a material adverse effect on the ability of our company and others to manufacture and ship their electronic products.

Shortages or interruptions in the supply of components or communications modules could delay shipments of our products or increase our production costs. This in turn could have a material adverse effect on our results of operations, cash flows and financial condition. Any contractual penalties we negotiate for the event that a supplier does not meet its obligations with respect to timeliness and quality may fail to mitigate the harm to our business caused by any such contractual breaches.

Our business depends on our ability to develop new products and technologies and a failure or delay in successful new product development could reduce our future revenues.

Our customers increasingly demand access to a broad range of products and technologies, and we must continue to develop our expertise to design, manufacture and market our products successfully. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, reliability and timeliness of delivery, accuracy, new product innovation, price competitiveness, technical expertise and development capability, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success therefore depends, to a significant extent, on our development of new products and technologies and our ability to continue to meet our customers’ changing requirements.

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

If we fail to enhance existing products, develop new products or keep pace with developing technology, growth opportunities could be lost or we may lose existing customers. This is especially the case for our Smart Offerings, which have experienced a rapid pace of development. In addition, we have made commitments within some existing contracts with customers, to develop and deliver new products. If we are unable to meet these commitments, we could be subject to contractual penalties or lose the orders altogether. Delays in product development may also lead to a need for greater investments in research, design and development. If we encounter increased costs associated with new product development and product enhancements for which we are unable to realize sufficient revenues, the costs of the related new product development may not be recoverable. Either increased costs of or decreased revenues from newly developed products, or both, could have a material adverse effect on our results of operations, cash flows and financial condition.

We rely on our information technology systems, including systems provided by third parties to conduct our business.

We rely on our own information technology, or IT, systems to manage our business data, communications, computing needs, production and supply chain effectively and efficiently. Our IT systems are used to conduct order entry, order fulfillment, inventory replenishment, e-commerce and other business processes. We also rely on the IT systems provided by third parties, including, in particular, for much of our Wide Area Network and other IT infrastructure.

We currently outsource, and in the future we plan to continue to outsource, certain aspects of our technical and communication infrastructure to third parties. Should these systems not operate as intended or any third parties to whom we outsource some of our IT services fail to deliver as expected, our ability to transact business across our international company would be significantly impaired. In addition, our IT systems and those we outsource are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss, hacker attacks, computer systems failure and viruses. The failure of our IT systems to perform as we anticipate, could disrupt our business and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, unforeseen vulnerabilities in our security systems and policies could result in potential data misuse, resulting in damage to our reputation and an adverse effect on our business.

Through our global activities, we are exposed to economic, political and other risks and uncertainties, any of which could adversely affect our business and have a material adverse effect on our results of operations, cash flows and financial condition.

We are a global company with operations in more than 30 countries on five continents and sales in more than 130 countries. While most of our operations are located in developed countries, we have substantial operations in a number of developing countries and derive revenues from a broad range of countries. In 2011, our sales in Europe, North America and the rest of the world accounted for 49.3%, 29.5% and 21.1% of our revenues, respectively. This geographical diversity of both operations and sales exposes us to a range of risks relating to events that can occur in individual countries or regionally. Risks inherent to the global nature of our operations and which could negatively affect us include:

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

We derive most of our revenues from customers in the utility industry, either directly or through distributors. In our experience, the utility industry worldwide is often subject to long budgeting, purchasing and regulatory review processes that can take several years to complete and can result in unpredictable capital investment cycles. Generally, larger contracts with utilities are granted through competitive tender processes that involve large volumes, require lengthy and complex competitive procurement processes and lead to long and unpredictable sales cycles. Utilities are under increasing economic, political and regulatory pressure to seek bids for their higher-volume purchases in as competitive a process as possible, which can further delay the time necessary to complete the tender process. In addition, in the face of increasing economic pressure, our customers in the utility industry may establish alliances or enter into mergers which may enhance their purchasing power and their ability to command lower prices. In some markets, utilities’ ability to recover the costs of purchasing our products and services is also subject to lengthy and uncertain regulatory proceedings. In addition, utilities’ purchasing decisions are sometimes delayed if they are considering or negotiating major transactions or changes in their businesses or operations that are unrelated to our products. Our revenue development may be materially and adversely affected if these sales cycles lead to delays that we did not anticipate, for which we were unable to plan adequately or that are otherwise disadvantageous to us. This could have a material adverse effect on our results of operations, cash flows and financial condition.

Ongoing instability and volatility in the worldwide financial markets and the euro-zone debt crisis have created uncertainty, which may reduce our customers’ access to financing or reduce their ability or slow their plans to purchase products and services from us.

The recent worldwide financial crisis and current weakness in the global economy have resulted in severe and prolonged volatility and disruption in the capital and credit markets in 2008 and 2009, leading to lower levels of liquidity and corresponding increases in the rates of default and bankruptcy. In 2011, the euro-zone debt crisis has caused volatility and uncertainty in global financial markets to worsen. These market developments continue to pose a risk to the financial stability and reliability of companies and vendors in our industry. If financial conditions worsen and global credit markets fail to ease or tighten further, many of our customers, some of whom are substantially dependent on credit to finance their own operations, may delay or reduce purchases of our products or services. They also may limit their levels of capital expenditures in a manner that directly or indirectly leads to a reduction, deferral or cancellation of orders placed with us. This could have a material adverse effect on our results of operations, cash flows and financial condition.

We may have difficulty raising capital to refinance our indebtedness or to obtain credit in support of our customer-related security and bonding requirements.

All of our long-term debt is scheduled to mature between April 2016 and April 2018. We have incurred virtually all of our long-term debt under a €590 million multicurrency revolving credit and bank guarantee facilities agreement, which we entered into in April 2011 and which we refer to as the RCF, and our €250 million aggregate principal amount of senior notes, which we issued in April 2011 and which we refer to as the Senior Notes. The €450 million multicurrency revolving credit facility and €140 million multicurrency revolving letter of guarantee facility under our RCF each mature in April 2016. The Senior Notes mature in April 2018. We may not be able to refinance our indebtedness, or, if we require additional financing in the future, we may not be able to obtain such additional financing, on terms we find attractive or at all. For example, banks may be unwilling to renew our credit facility or extend it on current or similar terms.

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

We may experience losses resulting from nonpayment or nonperformance by our customers.

Our credit procedures and policies may not be adequate to effectively manage the customer credit risk to which we are exposed. Our customers may experience financial difficulties, including bankruptcies, restructurings and liquidations. Payments from our municipal or government controlled customers may be affected by their fiscal position and by austerity measures taken by central governments and as a result, may be uncollectable or significantly delayed. These and other financial problems that may be experienced by our customers, as well as potential financial weakness in our industry and/or worsening economic conditions generally, may increase our risk in extending trade credit to customers. A significant adverse change in a customer relationship or in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect accounts receivable from that customer, all of which could have a material adverse effect on our results of operations, cash flows and financial condition. Our insurance may not compensate us for all or any of such negative effects.

Our exposure to counterparty default risk may increase as a result of the ongoing instability and volatility in the worldwide financial markets.

One characteristic of the recent financial crisis has been financial institution distress. Depending on the development of the markets, some or all of our current lenders (or any financial institutions from whom we borrow in the future) may be unable to honor their commitments under our RCF for draw-downs or bonds, particularly if they fail or if they are required to set lending limits imposed by their regulators. If this happens with respect to our current lenders, we could be required to seek financing in a credit market that has become less accessible. These developments may have an adverse effect on our ability to raise capital to refinance our indebtedness, which may in turn have a material adverse effect on our results of operations, cash flows and financial condition. The counterparties on our interest rate and foreign currency derivative contracts could also default on their obligations, which, to the extent that we are not in a liability position under these contracts, could have a material adverse effect on our results of operations, cash flows and financial condition.

We have undertaken, and may continue to undertake, business in countries subject to EU or U.S. sanctions and embargoes, and we may be unable to prevent possible sales or transfers of our products to countries, governments, entities or persons targeted by EU or U.S. sanctions.

The Council of the European Union has adopted restrictions on trade with entities associated with certain jurisdictions, including Council Regulation (EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran, most recently updated on January 23, 2012, and Council Decision 2010/413/CFSP concerning restrictive measures against Iran, most recently amended by Council Decision 2012/35/CFSP of January 23, 2012. These sanctions regulations, which vary depending on the jurisdiction in question, apply to EU nationals worldwide, including all EU companies. While these sanctions regulations do not apply to subsidiaries of EU companies that are organized under the laws of countries outside the European Union, EU parent companies are nonetheless expected to encourage their subsidiaries to follow these regulations. We have conducted, and continue to conduct, business with entities located in jurisdictions subject to EU sanctions regulations. If we are found to have violated any of these restrictions, we could be subject to fines, which could have a material adverse effect on our business and reputation.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and the Office of Export Enforcement of the U.S. Department of Commerce, or OEE, administer certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. companies and persons, or U.S. persons, and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. Most recently the President of the United States signed Executive Order 13590 (effective November 21, 2011). This order further expands the range of conduct that may be sanctioned by U.S. authorities and, among other things, targets exports that directly contribute to Iran’s ability to develop domestic petroleum resources.

We have engaged in business with counterparties, including government-owned or controlled counterparties, in certain countries that are Sanctions Targets, including Iran, Syria and Cuba, and we may continue to do so. However, in February 2012, we decided to not accept any further orders from customers in Iran or with a final destination of Iran. We will finalize deliveries under existing contracts with customers in Iran, with a total sales volume of $8.1 million in strict compliance with applicable law and have scheduled these deliveries to be completed in the third quarter of 2012.

In the years ended December 31, 2011, 2010 and 2009, we generated revenues from products sold to customers in Iran of $13.0 million, $6.8 million and $21.8 million, respectively, which represent approximately 0.7%, 0.4% and 1.3% respectively, of our total revenues for those periods. In the years ended December 31, 2011, 2010 and 2009, we generated revenues from products sold to customers in Sanctions Targets other than Iran of $1.6 million, $2.9 million and $2.6 million, respectively. Our business with Sanctions Targets consisted mostly of the sale of electricity meters for residential and C&I use until the second quarter of 2010, after which we have ceased selling electricity meters in Iran. We also sell gas metering and utilization products and, to a lesser extent, water meters in Sanctions Targets.

We concluded an investigation in March 2010, assisted by external counsel, and submitted, on a voluntary basis, a disclosure report to OFAC and OEE in March 2010 regarding conduct in 2005 through 2007. The report concluded that a U.S. person employed by our U.S. affiliate participated in the settlement of a warranty claim made by one of our Iranian customers against two of our European operating units, which may implicate certain of the U.S. Economic Sanctions Laws. We also described in our voluntary disclosure to OFAC and OEE our sales of certain products to counterparties in Iran and Syria with de minimis U.S.-origin content. The file relating to our voluntary disclosure report was closed by the OEE in July 2010 and by OFAC in November 2011, and in each case we were notified by the respective agency that no further action would be taken.

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

We may be unable to implement our business and cost reduction strategies, including our reinvestment program.

Our future financial performance and success largely depend on our ability to implement our business strategies successfully. In early 2012, our Administrative Board authorized a reinvestment program, which is intended to position us to take advantage of growth opportunities associated with global gasification trends and Smart Grid deployments in Europe, as well as further optimize operational efficienies. We plan to initiate measures, beginning in the first quarter of 2012, to pursue this strategy, which are expected to include adapting our manufacturing footprint to create scalable regional core production centers and driving further efficiency across our segments. Key elements include consolidating operations and sites mainly in the United States and in Europe, relocating product-lines and increasing our mix of production in low-cost countries, which are intended to result in an optimization of our cost structure. Planned actions include the closure of four major facilities and the reduction of the number of our small- and mid-sized facilities. For further information see “Item 4. Information on the Company—Procurement and Scalable Manufacturing Footprint”.

The expenses and capital expenditures of implementing our reinvestment program may be greater than we anticipate and the implementation of our reinvestment program may be delayed as a result of, among other things, consultations with works councils and relations with our employees generally, as well as regulatory requirements.

We may not be able to successfully implement our reinvestment program or our other business strategies or those to be developed by our management, and implementing these strategies may not sustain or improve, and could even harm, our results of operations in targeted sectors. We may be unable to realize the anticipated benefits and cost reductions of our reinvestment program or our other business strategies. Our business strategies are based on assumptions about future demand for our current products and the new products and applications we are developing, as well as on our continuing ability to produce our products profitably.

Our ability to implement our business strategies depends on, among other things, our ability to divest businesses or discontinue product lines on favorable terms and with minimal disruptions, finance our operations and product development activities, maintain high quality and efficient manufacturing operations, relocate and close certain manufacturing facilities with minimal disruption to our operations, respond to competitive and regulatory changes, access quality raw materials in a cost-effective and timely manner, and retain and attract highly-skilled technical, managerial, marketing and finance personnel. The details of the actions to be taken and the timing of the reinvestment program have not yet been finalized and may differ in material ways from the strategy and plans we have announced. In addition, the reinvestment program or our other business strategies could have adverse tax implications. Any failure to develop, revise or implement our business strategies, including our reinvestment program, in a timely and effective manner could have a material adverse effect on our results of operations, cash flows and financial condition.

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

Additionally, any acquisition will bring with it attendant risks, including a possible inability to integrate the acquired business’s operations into our business, failure to realize expected benefits or synergies, increases in operating costs, the diversion of management’s attention away from operating activities or other unanticipated problems, including, for example, relating to compliance or liability matters in the target. In addition, our capitalization and results of operations may change significantly as a result of an acquisition or a series of acquisitions, and the related financings, and we may be unable to accomplish our strategic objectives as planned or at all as a result of any such acquisition. Future acquisitions may result in our incurrence of additional debt and contingent liabilities, an increase in our interest expense and additions to our amortization expense, especially in connection with intangible assets. We may also incur significant charges relating to the integration of acquired businesses. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial condition.

Our quarterly operating results may fluctuate substantially, which may cause the price of our ADSs to decline.

We have experienced variability in our quarterly operating results in the past. We may fail to achieve sustained profitability in the future and may experience operating or net losses. Our future operating results are subject to numerous risks, including the following:

•	the size and timing of deployments may vary, as might the time at which we recognize the associated revenue, especially in the case of large and complex contracts for our Smart Offerings. Equally, deployments under major rollouts may be concentrated in particular quarters, leading to the possibility of large quarterly revenue swings;

•	exchange rates that impact our operating results could change suddenly and significantly;

•	our mix of products and services in any one quarter may change significantly, especially if individual contract sizes are larger, even if the mix is less volatile over time;

•	we may be subject to unexpected warranty liabilities that may, in turn, require us to accrue lump sum provisions;

•	the timing of the implementation of our reinvestment program, including the timing of our expenses related to this program;

•	expenses relating to our share-based compensation arrangements may be higher than expected in any given period;

•	the timing and production levels of our new product developments may be delayed or overly optimistic;

•	components or raw materials that are material for us may quickly become less easily available in the quantities we need at attractive prices or may be subject to shortages. Moreover, prices for these components and raw materials can swing rapidly;

•	we may experience other, potentially severe, interruptions in our supply chain; and

•	general economic conditions affecting enterprise spending for the utility industry may change quickly and adversely.

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

Our results of operations have been, and may continue to be, adversely affected by movements in exchange rates, especially among the euro, U.S. dollar and pound sterling, but also with other currencies. Adverse currency exchange rate movements may hinder our ability to procure important materials and services from vendors and suppliers, may affect the value of our level of indebtedness, and may have a significant adverse effect on our revenues and overall financial results. Currency movements affect our financial statements and results of operations in various ways, including:

•	As part of our consolidation each period, we translate the balance sheet items in the financial statements of those entities in our group that have functional currencies other than the U.S. dollar into U.S. dollars at the period-end exchange rates. The translated values in respect of each entity fluctuate over time with the movement of the exchange rate for the entity’s functional currency against the dollar. We refer to this as the currency translation effect. It is not practicable to hedge against this risk and we do not do so.

•	Most of our entities make their purchases and sales primarily in their respective functional currencies. However, sometimes entities within the group make purchases and sales denominated in currencies other than their functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase, or decrease, if the other currency depreciates against its functional currency. Similarly, for sales in a currency other than the entity’s functional currency, its revenues will increase to the extent that the other currency appreciates against the entity’s functional currency and decrease to the extent that currency depreciates against the entity’s functional currency. These movements can have a material effect on the gross margin of the entity concerned and on our consolidated gross margin. We refer to this as the currency transaction effect.

•	After a purchase or sale is completed, the currency transaction effect continues to affect foreign currency accounts payable and accounts receivable on the books of those entities that made purchases or sales in a foreign currency. These entities are required to remeasure these balances at market exchange rates at the end of a period. In 2009, we recognized a foreign currency gain of $2.9 million resulting from these remeasurements; in 2010, we incurred a gain of $2.3 million and in 2011, we recognized a loss of $0.4 million. Through our group treasury function, we enter into foreign currency derivative financial products to mitigate exchange rate risks when the appropriate financial products are available on attractive terms. However, it is often economically disadvantageous to pay the costs associated with hedging against every possible currency movement, particularly between currencies that have traditionally been rather stable, and we will continue to be subject to this risk.

In addition, inter-company borrowings by one Elster entity to another Elster entity with a different functional currency can cause gains or losses from remeasuring the inter-company financing at changing exchange rates.

In the past, we have experienced gains and losses from exchange rate fluctuations, including foreign exchange gains and losses from transaction risks associated with assets and liabilities denominated in foreign currencies, including inter-company financings. In 2011, we recognized a foreign exchange gain of $0.1 million, compared to a foreign exchange gain of $2.9 million in 2010 and a foreign exchange gain of $14.4 million in 2009. Although we have introduced measures to improve our ability to respond to currency exchange rate risks, these measures may prove ineffective, and recent exchange rate volatility, particularly between currency pairs that have traditionally been rather stable, may continue at high levels. As a result, we may continue to suffer exchange rate losses, which could cause our operating results to fluctuate significantly and could have a material adverse effect on our results of operations, cash flows and financial condition.

Market perceptions concerning the instability of the euro, the potential re-introduction of individual currencies within the euro-zone, or the potential dissolution of the euro entirely, could have a material adverse effect on our results of operations, cash flows and financial condition.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to euro-zone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for euro-zone countries to establish a permanent stability mechanism, the European Stability Mechanism, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to euro-zone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain euro-zone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Member States. These and other concerns could lead to the re-introduction of individual currencies in one or more Member States, or, in more extreme circumstances, the possible dissolution of the euro entirely. Should the euro dissolve entirely, the legal and contractual consequences for euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect our results of operations, cash flows and financial condition. In the years ended December 31, 2011, 2010 and 2009, we generated revenues from products sold to euro-zone countries of $604.9 million, $521.8 million and $538.0 million respectively, which represent approximately 32.4%, 29.7% and 31.7% respectively, of our total revenues for those periods. In addition, as of December 31, 2011, a majority of our long-term debt obligations, including our Senior Notes and €45 million in drawings under the RCF, were euro-denominated.

Our business requires us to maintain investments in inventory. A decline in our customers’ purchases could result in obsolete inventory and lead to losses.

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

Restrictive covenants in our RCF and the indenture governing our Senior Notes limit our ability and the ability of most of our subsidiaries to take certain actions, which may restrict our ability to pursue our business strategies, incur additional indebtedness or make any future distributions to our shareholders.

In April 2011, we entered into the RCF and issued the Senior Notes under an indenture that is separate from the RCF. The RCF and the indenture governing the Senior Notes contain covenants that require us to maintain specified financial ratios, in particular a minimum level of Adjusted EBITDA to consolidated total net cash interest expense and a maximum level of total net debt to Adjusted EBITDA, all as defined in the RCF. In addition, the RCF and the indenture governing the Senior Notes contain customary covenants that restrict our ability and the ability of our subsidiaries to take certain actions, including the ability to:

•	incur more debt;

•	pay dividends on, or redeem or repurchase capital stock;

•	create certain liens;

•	make certain asset dispositions;

•	make certain loans or investments;

•	impose restrictions on the ability of subsidiaries to pay dividends or make other payments;

•	guarantee indebtedness;

•	enter into transactions with affiliates;

•	merge, consolidate or sell, lease or transfer all or substantially all of our assets; or

•	engage in certain activities.

Any other financing arrangements we may enter into in the future may contain similar covenants and restrictions.

Our and our subsidiaries’ ability to comply with any of the covenants requiring us to maintain financial ratios may be affected by events beyond our control, and we may be unable to continue to meet these tests. Our inability and the inability of our subsidiaries to comply with these covenants and other obligations under our current and future financing arrangements could lead to an event of default thereunder unless we can obtain waivers or consents in respect of any such breaches. These waivers or consents may not be granted. An event of default, if not cured or waived, may permit acceleration of the indebtedness outstanding under such financing arrangements, which would require us to repay all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder immediately. In addition, indebtedness under other instruments that contain cross-default or cross-acceleration provisions also may be accelerated and become due and payable. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to borrow sufficient funds to replace the accelerated indebtedness on terms favorable to us or at all. In addition, in the case of an event of default under any secured indebtedness that we may incur in the future, the lenders may be permitted to foreclose on our assets securing that indebtedness.

We may be required to make a repayment offer under our RCF or under our senior notes based on changes to the beneficial ownership of our Company. Our inability to finance a required repayment offer for any reason could result in the declaration of an event of default and the acceleration of all of our indebtedness under the RCF or our senior notes.

Our RCF and the indenture under which our Senior Notes were issued contain provisions that allow lenders under the RCF to cancel their commitment and require us to prepay the outstanding amounts under the RCF, or, in the case of the Senior Notes, require us to make a repurchase offer, if specific changes to our beneficial ownership occur. These requirements would be triggered if any person or group of persons other than Rembrandt becomes the beneficial owner (directly or indirectly) of at least 30%, in the case of the RCF, or more than 50%, in case of the notes, of our voting share capital.

Our inability to finance a required prepayment or repurchase offer for any reason, including an inability to raise the required amount of capital in a short period of time, could result in the declaration of an event of default and cross-default and the acceleration of all of our indebtedness under the RCF and other financing agreements.

Impairment of our intangible assets, long-lived assets, goodwill or deferred tax assets could result in significant charges that would adversely impact our future operating results.

We have significant intangible assets, long-lived assets, goodwill and deferred tax assets that are susceptible to valuation adjustments as a result of changes in various factors or conditions. We assess impairment of amortizable intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, many asset classes are subject to impairment consideration on a periodic basis under applicable accounting rules. Factors that could trigger an impairment of such assets include the following:

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

Product quality and performance are a priority for us since our products are used in various industries where precise control and measurement of gas, electricity and water are essential. We also focus on technological platforms and systems to facilitate the proper functioning of many of our Smart Offerings as well as more advanced manual-read meters and services we sell. Our products and solutions will not meet performance standards if we fail to produce high-quality products that perform as their specifications demand or if the technology on which we depend for accurate metering, data storage and secure data transmission is defective. Any delivery of substandard products, or any failure of our meters to record accurate data or transmit recorded data in an accurate and secure manner, even if this failure results from a failure to use our meters according to their specifications, may seriously harm our reputation and lead to claims, resulting both in a loss of current customers to competitors and damage to our ability to attract new customers.

As is customary in our industry, our sales agreements typically contain product warranties that generally allow post-shipment obligations and returns over a period of one year or longer, depending on the particular product and market, and may provide for liquidated damages. Some warranties provide that if certain failure rates are exceeded among a production lot of meters, all the meters in the production lot may be returned. In some cases, the length of our warranties and guarantees may even exceed ten years. We have recently encountered that customers are requesting longer warranty periods, and we often need to grant longer warranty periods in order to win business. We may be exposed to substantial warranty claims as a result of our warranty undertakings. We may be unable to obtain proper back-to-back coverage from our sub-suppliers. We have experienced warranty claims in the recent past relating to some of our meters and other products. Our accruals for warranty provisions totaled $29.7 million as of December 31, 2011. Widespread product failures, or perceptions of such failures, may damage our market reputation, reduce our market share and cause our sales to decline. Our reputation and that of our industry may also suffer if a large or high-profile rollout, whether involving our products and solutions or those of a competitor, is impacted by serious technical or other failures.

Product defects may result in substantial replacement costs and in litigation, which could be costly and time consuming to defend and may have a material adverse effect on our results of operations, cash flows and financial condition.

If any of our products proves to be defective, we may be required to effect or participate in a recall involving those products. We may also be the subject of lawsuits seeking damages for products alleged to be defective, including in particular product liability claims in the event that the use of our products is alleged to have resulted in injury, a risk of injury or other adverse effects. Litigation, including litigation resulting from product liability claims, can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome of the litigation with respect to those claims. While we currently maintain product liability insurance coverage, such insurance may not provide adequate coverage against potential claims. A successful claim brought against us with respect to a defective product or batches of products in excess of available insurance coverage, if our coverage is applicable, or a requirement to participate in a major product recall, could have a material adverse effect on our reputation, results of operations, cash flows and financial condition.

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

To combat infringement or unauthorized use, as well as to protect existing patents from the effects of intervening ones, we may need to litigate, which can be expensive and time-consuming. The mere existence of patent disputes can cause us reputational harm among customers and market observers and participants, in particular due to a perception that our ownership of our intellectual property may not be sufficiently secure. In addition, a court may decide in an infringement proceeding that an intellectual property right of ours is not valid or is unenforceable, or may refuse to enjoin the other party from using the technology or other intellectual property right at issue on the grounds that it is non-infringing or the legal requirements for an injunction have not been met. From time to time we are also subject to assertions that we infringe on the intellectual property rights of others.

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

Environmental and climate-change related laws and regulations may expose us to liability and increased costs.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our manufacturing activities. For example, our former Ipsen Group furnace business has been subject to a number of claims relating to alleged asbestos exposure. Pursuant to the agreement under which we sold our Ipsen Group furnace business, we are required to indemnify the purchaser against present or future asbestos claims noticed to us by August 15, 2015, up to a maximum out-of-pocket amount for us of €15 million. The agreement under which we sold our Ipsen Group furnace business further provides that the amount of the indemnity be reduced by payments made to the purchaser under the Ipsen Group’s current or pre-existing insurance policies. We have covered the contingent liability arising out of this out-of-pocket maximum with an indemnity from our former owner, E.ON Ruhrgas AG, in an equal amount. In addition, according to our due diligence conducted at the time of the disposition, Ipsen’s current and pre-existing insurance coverage is in excess of the €15 million amount. At the time of the disposition, 14 cases were open, and 135 new claims have been subsequently notified. Of the 149 total claims notified, 71 have been dismissed. Additionally, there are currently three asbestos cases (filed in 1999, 2002 and 2003 by individual plaintiffs) in which Elster American Meter Company has been named as an additional defendant. All three cases have been included in the New York County Asbestos Litigation, or NYCAL, program and are currently classified as inactive. While on the inactive docket, all discovery in these matters has been stayed until further notice.

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

Our European operations may become regulated under the European Union Emissions Trading System, or ETS, which aims to reduce greenhouse gas emissions through the issuance to industrial installations of “allowances” to emit. The allowances may be traded among installations or in the open market, thereby creating an incentive for installations to reduce their emissions below their allowances inventory and sell the excess allowances. The ETS is anticipated to become progressively more stringent over time, including by reducing the number of allowances that will be allocated by regulatory authorities to industrial installations free of cost. A number of additional international and national measures to limit industrial greenhouse gas emissions, including the Kyoto Protocol and legislation in Australia and California, are in various phases of discussion or implementation, and legislation in other countries or regions is expected to follow. These measures may result in additional requirements for us to reduce our direct and indirect greenhouse gas emissions and/or additional costs for us to upgrade facilities or invest in emissions allowances.

These laws and regulations have complicated requirements, which are often changed or modified and could become stricter in the future. As such, we may incur increased costs associated with future environmental or climate change compliance, with remediation obligations or with litigation if claims are made with respect to damages resulting from our operations (including those arising under the indemnity agreement relating to our former Ipsen Group furnace business). These and any future costs associated with environmental or climate change issues currently unknown to us could have a material adverse effect on our results of operations, cash flows and financial condition.

Examinations by tax authorities and changes in tax regulations could adversely affect our results of operations, cash flows and financial condition.

We operate in more than 30 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions. In addition, the tax treatment of certain of our transactions is complex and in some cases may be subject to uncertainties and differing interpretations. If the relevant tax authorities disagree with the positions we take on these tax matters, we could be required to pay additional taxes in connection with these transactions.

We may be exposed to tax-related risks in connection with the acquisition of Ruhrgas Industries GmbH, the related financing, our subsequent reorganizations and the corporate transactions we have undertaken in preparation of our initial public offering.

The acquisition of our company in 2005, in particular the financing of the acquisition of Ruhrgas Industries GmbH and the numerous transactions we have undertaken in connection with the restructurings of our group following our acquisition and in the preparation for our IPO, may expose us to the risk of additional tax liability. These transactions included the change of our legal form and our relocation from Luxembourg to Germany. The tax issues that might arise could relate, among other things, to the realization of significant capital gains and to potential forfeitures of tax losses and interest expenses carried forward. We obtained tax rulings from the Luxembourg tax authorities regarding the tax treatment of the acquisition of Ruhrgas Industries GmbH, the changes to our capital structure in December 2008 and the change of our legal form to a SE and relocation to Germany. We did not obtain any tax rulings in other countries or with respect to other issues. As the issues involved are complex and, in the case of the change in our legal form in connection with our move to Germany, novel, the relevant tax authorities may raise issues — and in some instances have already raised issues in the course of the ongoing German tax audit — relating to the positions we have taken in connection with these transactions. If they ultimately disagree with our positions on these tax matters, we could be required to pay additional taxes in connection with these transactions. This could have a material adverse effect on our results of operations, cash flows and financial condition.

Tax rules limiting the deductibility of interest expenses could reduce our net income, especially in periods in which our net income is small or in which we incur a net loss.

We incur a substantial amount of interest on our RCF. In addition, some of our subsidiaries obtained inter-company financing and record interest expense on such financing. While interest expense is generally deductible for tax purposes, the tax laws of Germany and several other countries in which we have operations disallow the deduction of interest expenses for tax purposes either in full or in part.

Of particular relevance for us, in Germany, for fiscal years up to and including 2007, interest expenses on loans granted, secured or guaranteed by affiliated companies may not be deductible for tax purposes due to the application of the German thin capitalization rules. Furthermore, in 2008 Germany adopted a limitation on the deductibility of interest expenses in excess of interest income, referred to as the “interest barrier rules” (Zinsschranke). Subject to qualifications and exceptions contained in the interest barrier rules, German law limits the deductibility of interest expenses in excess of interest income to an amount equal to 30% of the taxpayer’s earnings before interest, taxes, depreciation and amortization (EBITDA), as this earnings measure is defined in the tax law, in the respective financial year. Non-deductible interest expenses under the interest barrier rules may, subject to conditions, be carried forward to future tax years (at which time their deductibility continues to be limited by the interest barrier rules). Subsequent to the merger of our German subsidiary Elster Holdings GmbH, interest carry forwards of approximately $27.7 million were forfeited. This did not impact our net income, as a valuation allowance was recorded against these carry forwards in the year 2009. Since 2010 the interest barrier rules apply at the level of Elster Group SE as it is the parent company of our fiscal unity in Germany. The interest carryforward of Elster Group SE amounted to approximately $16.4 million as of December 31, 2011. This amount, as well as some interest expense we may incur in the future, may not be deductible to the extent that the interest barrier rules in Germany, or similar tax rules elsewhere, apply. In Germany, this risk would be higher in periods in which our earnings, on the EBITDA basis described above, are low or negative.

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

The nature of our industry, which includes large contracts entered into with public or publicly-regulated utilities in many jurisdictions, presents greater risks of non-compliance with some forms of regulation than is the case in many other industries. These risks are accentuated by the global nature of our operations. We are, in particular, exposed to the risk that our employees or agents could engage in anti-competitive behavior or seek to influence the awarding of contracts in other impermissible ways. We maintain a compliance infrastructure including “whistleblower” hotlines, employee education and training programs, and due diligence on agents. Under this compliance infrastructure, we investigate cases of potentially non-compliant behavior and, if necessary, take specific steps to prevent such non-compliant conduct in the future. However, our compliance infrastructure may be insufficient to deter all misconduct. Moreover, if we become aware of allegations of non-compliant conduct, we may have difficulty investigating such conduct and gathering evidence. For example, shortly after our acquisition, we became aware through an employee tip of a potential case involving anti-competitive behavior. Our investigation of the matter did not provide actionable evidence. However, should evidence become available in this case in the future, or if other such cases were to arise, and misconduct were determined to have occurred, we could be subject to fines, blacklisting and to litigation, which could have a material adverse effect on our results of operations, cash flows and financial condition.

Risks Related to Our Shareholder Structure

Share ownership of our ADSs remains concentrated in the hands of Rembrandt, who is able to exercise a direct or indirect controlling influence on us.

Rembrandt currently holds a 62.17% equity interest in our company of which 61.70% are directly held by Rembrandt. Rembrandt has advised us that it does not anticipate owning a controlling interest in our company over the long term. While we are not aware of any specific plans for, or the potential timing of, future sales by Rembrandt, and expect that any decision by Rembrandt to sell more of our shares would depend on a range of potential factors, including the performance of our company, the price of our ADSs and general market conditions, we expect that at some point Rembrandt will cease to be a major shareholder in us. However, for so long as Rembrandt continues to own a significant percentage of our shares, its equity shareholding gives it the power to control actions that require shareholder approval, including the election of members of our Administrative Board. Currently, three of the Administrative Board members are directly affiliated with Rembrandt and Rembrandt’s affiliated entities.

Even if Rembrandt ceases to own or control more than 50% of our shares, for so long as it continues to have a substantial equity interest in our company it may, as a practical matter, be in a position to control certain actions that require shareholder approval. Under German law, for so long as Rembrandt holds more than 25% of our shares, it will be in a position to block shareholder action on any capital increase or decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose (Unternehmensgegenstand) of our company or the dissolution of our company.

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

Our company is controlled by Rembrandt, our majority shareholder. Rembrandt or a person affiliated with Rembrandt, including funds advised by CVC Capital Partners, a private equity group, could in the future acquire and hold interests in businesses that compete directly or indirectly with us.

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

As an example, Rembrandt has advised us that it does not anticipate owning a controlling interest in our company over the long term and may decide to sell all or an additional portion of the shares that it holds in us. Should it do so in capital markets transactions, the influx of additional shares into the public market could exert downward pressure on our share price. Should Rembrandt sell shares it holds to a third party, including to one of our competitors, that party could acquire substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

Risks Related to the Securities Markets and Ownership of Our Shares and ADSs

Future sales of our ADSs by Rembrandt or members of our senior management, the anticipation of future sales of our ADSs in the public market or speculation to this effect may adversely affect the trading price of our ADSs.

Rembrandt currently holds a 62.17% equity interest in our company of which 61.70% are directly held by Rembrandt. However, Rembrandt has advised us that it does not anticipate owning a controlling interest in our company over the long term. Sales of a substantial number of the shares of our company by Rembrandt or members of our senior management, either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and our ability to raise capital through subsequent offerings of equity or equity-related securities.

An active and liquid market for our ADSs may fail to develop or not be sustained, which could adversely affect the market price of our ADSs.

Although our ADSs are listed on the NYSE, the volume of trading has been limited and volatile since our IPO and may continue to be so in the future. Our ADSs have only traded on the NYSE since September 30, 2010 and only 32.81% of our ADSs are held by the public. Liquidity has been limited on many trading days. This may reduce the liquidity of an investment in our ADSs and make it difficult for you to readily sell your ADSs in the open market at favorable times and prices or at all. If the market proves to be relatively inactive or illiquid, the market price of your ADSs may be adversely affected. You may as a result be faced with a choice to hold your ADSs in declining markets or sell them at unfavorable prices.

The price of our ADSs may fluctuate significantly, which may make it difficult for you to sell our ADSs when you want or at prices you find attractive.

We cannot assure you that you will be able to resell your ADSs at or above your purchase price or our net asset value. Among the factors that could affect the price of our ADSs are the risk factors described in this section and other factors, including:

•	the volatility of the prices for our products and therefore of our revenues;

•	changes in demand for, and supply of, our products;

•	changes in market valuations of companies in our industry in general, and metering companies in particular;

•	variations in our operating results (actual or anticipated);

•	technological changes that hurt our competitive position;

•	manifestations of uninsured risks;

•	unfavorable developments in litigation, governmental investigations or administrative proceedings in which we may be involved;

•	developments in the regulatory landscape in countries in which we operate;

•	strategic moves by us or our competitors including, for example, strategic alliances, acquisitions or restructurings;

•	failure or anticipated failure of our quarterly or annual operating results to meet market expectations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts;

•	reviews of the long-term values of our assets, which could lead to impairment charges that negatively impact our earnings;

•	release/expiration of the lock-up agreement or other restrictions on transfer of the ADSs;

•	sales or anticipated sales of additional ADSs; and

•	general market conditions.

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

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our Administrative Board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. In addition, our RCF and the indenture governing our Senior Notes limit our ability to pay dividends or make other distributions on our shares and we may also become subject to debt instruments or other agreements that limit our ability to pay dividends. Accordingly, if the price of our ADSs falls in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

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

For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:

•	establish a nominating and corporate governance committee and a compensation committee composed entirely of independent directors;

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees that complies with NYSE requirements; and

•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

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

In addition, because more than 50% of the voting power for the election of members of our Administrative Board is held by Rembrandt, we are a “controlled company” for purposes of the NYSE corporate governance standards. As a controlled company, we are exempt from the NYSE corporate governance standards requiring a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. Even if we cease to be a controlled company, the NYSE rules permit us to follow German corporate governance standards, which do not require a nominating and corporate governance committee and a compensation committee composed entirely of independent directors, in lieu of the NYSE requirements applicable to listed U.S. issuers that are not controlled companies.

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

We are a European public limited liability company (Societas Europaea, or SE), and our registered offices and most of our assets are located outside of the United States. In addition, the majority of the members of our Administrative Board and most of the members of our senior management are residents of Germany and other jurisdictions outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon our company or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against these individuals or our company in the United States. In particular, judgments awarding punitive damages are generally not enforceable in Germany. In addition, actions brought in a German court against our company, the members of our Administrative Board or our senior management to enforce liabilities based on the U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against our company and the members of our Administrative Board and senior management. In addition, even if a judgment against our company or the non-U.S. members of our Administrative Board or senior management based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

The rights of shareholders in companies subject to German corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Our company is a European public limited liability company (Societas Europaea, or SE) incorporated in Germany and organized under the laws of Germany and the European Union. We are treated to a large extent like a German stock corporation (Aktiengesellschaft) and the rights of our shareholders are governed by German law, which differs in many respects from the laws governing corporations incorporated in the United States. For example, individual shareholders in German companies do not have standing to initiate a shareholder derivative action, either in Germany or elsewhere, including the United States, unless they meet certain thresholds set forth under German corporate law. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

In connection with our IPO we adopted a long-term incentive plan, or LTIP, as a retention tool for some of our key employees. We made the initial grant of unvested ADS awards shortly after our IPO and we plan to grant ADS awards annually in the future. The vesting of these awards is subject to certain conditions including the LTIP participant’s continued employment with our company. If these and certain other conditions are met, vesting of the awards will generally occur four years after the grant date. We granted awards relating to 674,440 ADSs in 2010. In connection with the LTIP, we may grant awards relating to up to 7,405,000 ADSs over the 10 year term of the program. We intend to acquire shares through repurchases of the necessary number of shares on the NYSE in a number sufficient to settle the awards that vest in each year. The first such vesting could take place as soon as September 30, 2014 (except in certain circumstances such as a change in control or takeover of our company), although we may begin acquiring shares earlier. The cost to us of acquiring these shares will depend on the trading price of our ADSs at the time of any purchase. More cash will be required to purchase treasury shares in periods during which our ADS trading price is rising. While our repurchases of ADSs on the NYSE will be subject to regulations of the SEC and the NYSE, these transactions could both adversely affect the trading market for our ADSs and impact their price. This could lead to the decrease in the number of our ADSs outstanding during the periods in which we acquire treasury shares and/or make transfers of treasury shares to settle long-term incentive awards. The changes in the number of our ADSs outstanding from this activity and the purchase activity itself may lead to volatility in the trading price of our ADSs, including increases in price that prove to be temporary.

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

History of the Elster Group

Our company traces its roots to the earliest days of the metering industry. In 1836 American Meter Company, an early producer of gas meters in the United States, was founded in New York. In Europe, our history also dates back to the nineteenth century. Elster Meters was founded in 1848 in Berlin and G. Kromschröder AG, now Elster Kromschröder, was established in 1865 in Osnabrueck.

Substantial parts of our operations were later combined under the holding company Ruhrgas Industries GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung, or GmbH), which was a subsidiary of German Ruhrgas AG. In March 2003, E.ON AG completed its acquisition of Ruhrgas AG, including Ruhrgas Industries GmbH. On June 15, 2005, Nachtwache Acquisition GmbH, an investment vehicle indirectly owned by funds advised by CVC Capital Partners, a private equity group, entered into a share purchase agreement with E.ON Ruhrgas AG to acquire Ruhrgas Industries GmbH. The closing occurred on September 12, 2005, and Elster Group was formed.

Our company, Elster Group SE, is a holding company and was originally domiciled in Luxembourg. On May 23, 2005, it had acquired 100% of the shares in former Elster Holdings GmbH (formerly known as Nachtwache Acquisition GmbH), the then intermediate holding company of Elster Group that directly and indirectly owned our operating subsidiaries around the world. In early 2010, we moved our registered office from Luxembourg to Essen, Germany. In order to simplify our group structure, Elster Holdings GmbH was merged into Elster Group SE with effect as of July 15, 2011, and all assets and liabilities of Elster Holdings GmbH, which ceased to exist as a consequence of the merger, were transferred to Elster Group SE by means of universal succession (Gesamtrechtsnachfolge). The merger did not materially affect the organization and the management of our company.

Since September 30, 2010, our ADSs are listed on the New York Stock Exchange. Each of our ordinary shares is represented by four ADSs.

Business overview

We are a global provider of gas, electricity and water meters and related communications, networking and software solutions with operations in more than 30 countries. Our diverse portfolio of products and solutions are used to accurately and reliably measure gas, electricity and water consumption as well as enable energy efficiency and conservation. We sell our products and solutions to utilities, distributors and industrial customers across gas, electricity, water and multi-utility settings for use in residential and commercial and industrial, or C&I, settings. Our customers operate in more than 130 countries and include numerous large, medium and small utilities. In our experience, length of service and reputation are highly valued by customers. We believe that we have provided the utility market with accurate and reliable metering and meter automation and solutions for more than 175 years. We believe that we have one of the most extensive installed meter bases in the world, with more than 200 million meters deployed over the course of the last ten years. For a breakdown of total revenues by region see Note 21 to the consolidated financial statements contained elsewhere in this annual report.

Our mission is to support energy and natural resource conservation with a comprehensive portfolio of innovative and trusted metering and technology solutions that help gas, electricity and water utilities as well as industrial customers to improve efficiency through accurate measurement of consumption and deployment of solutions. Key elements of our strategy cover the areas of:

•	Advanced metering

•	Investments in gas infrastructure, or “gasification”

Advanced metering

Our industry provides metering products, communications and network systems, controls, software and services to gas, electricity and water utilities around the world. Historically, our industry has provided discrete manual-read metering products and manual process and control systems for use in residential and C&I markets. The primary focus of the industry has historically been on the standard mechanical meter at the customer’s premises. While manual-read meters will remain an important part of our industry, our industry is increasingly focusing on meters that are equipped with communications capabilities and the software that links these meters to other control devices and enables the collection of data for utilities and end-users.

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

The Meter as the Gateway to the Smart Grid

We view the metering business as being divided into three levels of increasing technological sophistication.

•	Manual-read meters are devices that measure gas, electricity and water consumption data. They are based on mechanical technology, in which mechanical components measure the movement of gas or water, electromechanical technology, in which electricity is measured by the electromechanical movement of a disk, or solid state technology, in which gas, electricity or water is measured by electronic devices.

•	Automated Meter Reading, or AMR, typically enables one-way communication of periodic (monthly billing) consumption data from the meter to the utility, thereby eliminating the need to enter the consumer’s premises. AMR is usually accomplished either through the use of a wireless technology such as radio frequency, or RF (which includes cellular telephony), wired telephony, or power line communications technology, or PLC, using the utility’s existing power lines. Simpler AMR systems permit data to be collected through the use of “walk-by” or “drive-by” meter readings that can be made from a point close to the meter, while more advanced transmission technologies, such as cellular telephony, many power line systems and some radio frequency systems, permit meter reading to take place remotely.

•	Advanced Metering Infrastructure, or AMI, is a technology that allows two-way communication between the smart meter and the utility or other parties, such as the consumer, enabling measurements and functions beyond normal monthly billing. For electricity meters, RF mesh communications technology is often used in North America, whereas PLC or general packet radio service, or GPRS, technology is preferred by most utilities in Europe. RF mesh technology uses a radio frequency communications network in which nodes within the system can act as communications paths to other nodes within the system, allowing a path around communications blockages and improving the reliability and efficiency of communications systems. For gas and water meters, RF is preferred due to its lower implementation cost. In addition to the remote, real-time collection of consumption data, AMI technology integrates interactive features, including the ability to disconnect or reconnect service, upgrade devices and deliver instructions to other devices. These smart metering systems can provide the basis for more complex commodity measurement, more advanced Smart Grid distribution measurement and control, and more consumer applications such as in-home displays and real-time pricing.

In recent years, issues including energy and resource scarcity, shortcomings in grid reliability, concerns about global climate change and energy and water dependency risks, among others, have moved to the forefront of political and social agendas. In addition, our utility customers have informed us that they are increasingly focused on the need for improved reliability of supply, theft-reduction, leakage detection and customer service. We believe that regulators, utilities and consumers are increasingly looking for responses to the following imperatives:

•	encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources;

•	improving grid reliability and security;

•	increasing metering and automation within the grid itself in support of deregulation to allow consumers to choose among multiple vendors of gas, electricity and water;

•	promoting consumer awareness and the ability to intelligently implement more complex billing systems;

•	reducing operating costs for utilities and prices for consumers;

•	enabling dynamic pricing models, including, in the case of electricity, critical peak pricing and demand response;

•	permitting, in the case of water, the flexible and efficient management of and response to scarcity issues and drought conditions;

•	reducing energy and water dependencies within and among countries;

•	enabling, in the case of electricity, a shift to electric vehicles; and

•	facilitating, in the case of electricity, renewable (solar and wind) generation and distributed generation, including functionality that permits consumers to feed electricity into the grid.

We believe that these imperatives are driving the adoption of the Smart Grid and that the meter is the gateway to the Smart Grid. We refer to meters, communications networks and related software solutions that have been developed in response to these imperatives as Smart Grid solutions. Smart Grid solutions use these components and related applications designed to optimize functionality for utilities and their end customers.

Investments in gas infrastructure, or “gasification”

Metering products and solutions also play an important role in the expansion of natural gas production and consumption worldwide as well as the related investment in natural gas infrastructure, a trend which is referred to as gasification. Encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources are important factors in investment in natural gas infrastructure. Economic growth and increases in population and the number of domestic households worldwide drive global energy demand. Especially in regions that are urbanizing, still industrializing or developing, such as countries in Asia and South America, there will be an increased need for energy. At the same time, due to concerns about climate change, efforts are being directed towards achieving a low-carbon energy mix in all parts of the world.

Natural gas has become an increasingly important part of the energy mix in many countries. We believe that the following are the primary technical and economic advantages of natural gas that are driving this development:

•	Compared to other fossil fuels, natural gas has lower carbon dioxide emissions due to its low carbon content. Therefore, natural gas can facilitate a low-carbon energy economy.

•	The global resource base of natural gas is widely dispersed geographically. Natural gas has competitive cost of supply across the world helping to diversify energy supply, and thus improves energy security and enables increased competition in the provision of gas.

•	Natural gas is able to support renewable energy sources (solar and wind) due to its flexibility for power generation. Back-up capacities are needed as more variable capacity comes on-line in power generation as a result of renewable generation.

We believe that these advantages are driving the increase in the share of natural gas in the energy mix. Consequently, we expect that the global use of natural gas will rise and account for an important portion of the global energy demand for C&I and residential settings in the mid-term.

The known resources for natural gas are equivalent to more than several decades of current global consumption and are widely dispersed geographically. In addition, advances in technology in recent years have made production of natural gas from unconventional sources economically feasible, in particular shale gas. Shale gas is found in commonly occurring rock formations rich in organic matter. In recent years, operations have been applying drilling techniques combined with multi-stage hydraulic fracturing to achieve economic production rates for shale gas, in particular in the United States. We expect that shale gas will become an increasingly important source of energy as a result of technical improvements in exploration and production technologies in the coming years. Another source of natural gas is biogas, which is formed through the fermentation of organic material. Biogas is a renewable energy source. To enable the use of this renewable energy for injection into a natural gas grid, the source biogas needs to be cleaned and transformed, to produce the same quality and energy characteristics as conventional natural gas. Unlike conventional natural gas power plants, biogas is typically produced in local, smaller capacity plants and therefore injection into a natural gas grid requires a natural gas network that is close to the biogas plant.

Investments in natural gas infrastructure will be needed to keep up with the expected growth in global demand in natural gas for C&I and residential settings. We view natural gas infrastructure as being divided into four sectors following the gas flow from the point of origin, through a number of applications at various points along the gas transmission and distribution network, to the point of consumption of natural gas by the end-user:

•	Upstream refers to the exploration and production of natural gas, including the processing of liquefied natural gas, or LNG, for transport by ship.

•	Mid-Stream refers to the transport from the point of origin closer to the point of consumption by a gas pipeline or as LNG and the storage of natural gas, primarily to balance fluctuations in demand.

•	Downstream refers to the distribution of natural gas to the end customers as well as power generation by a natural gas-fired power plant, where natural gas is used for electricity generation. In most countries the largest share of gas demand comes from power generation. Typically, a gas pipeline system distributes the natural gas to the end customers. Downstream also includes the regasification of LNG.

•	Utilization refers to the use of natural gas by the end customers, primarily for C&I, residential or transport applications. A typical example of a residential use is heat generation for buildings by boilers. In industrial settings, gas is used for the production of steam for mechanical energy and supplying the heat for industrial heat treatment process or process-heating, for metals, ceramics or other commodities.

Key factors for natural gas infrastructure are security and reliability of supply, flexibility to use different sources of natural gas, storage capabilities, the amount and durability of investments and the capacity to cope with fluctuations in demand for natural gas caused by renewable energy sources. Economic development and urbanization worldwide are key drivers for investments in natural gas infrastructure. In addition, considerable investments in natural gas infrastructure are required when new sources of natural gas are connected to an existing network, in response to increased demand for natural gas, to increase the security of gas supply or to connect with unconventional gas fields. Investment is also driven by the need to upgrade natural gas infrastructure, for example to allow a bi-directional gas flow or to integrate communication capabilities for C&I or residential settings. Therefore, we believe that the expected increase in the demand for natural gas and the enhancements to natural gas networks necessary to meet growth in demand will drive further investments in natural gas infrastructure.

The gas infrastructure requires downstream distribution metering at both main lines and service lines. In addition, other components in the gas distribution network play key safety functions by controlling pressure, switching supply on and off, as well as detecting leakage and pressure drops. We provide a comprehensive range of gas metering products, communications and network systems, controls, software, process-heating equipment, heat-control systems, gas distribution and infrastructure products and services for the upstream, mid-stream, downstream and utilization sectors of the gas infrastructure. See “—Our Gas Products and Solutions”. In our experience, critical quality criteria for our products include measurement accuracy, reliability, durability and safety. In recent years, in addition to the anticipated transformation towards gas advanced metering solutions for residential settings as part of a Smart Grid, there have also been technological developments towards communication capabilities in gas C&I settings. These technological developments have led to a shift towards solid state meters, especially in gas transmission and high pressure distribution applications, which, along with other industry improvements, have enhanced accuracy and reliability, necessary in particular due to the high volumes of gas flow measured. For our utilization products for heating and process-heat, we expect additional investments by our industrial customers to reduce energy consumption by enhanced technologies and consequently to decrease carbon dioxide emissions.

Due to our comprehensive product portfolio, our long history serving the gas industry and our strong customer relationships, we believe that we are well positioned to take advantage of expected expansions and enhancements of the global natural gas infrastructure and the conversion to natural gas as a preferred fuel source of energy, as well as the expected increase in gas meter penetration and automation worldwide. We also intend to take advantage of perceived opportunities in onshore gas development and related infrastructure investments, including in industrial gas flow equipment, over the next decade.

We believe that both advanced metering and gasification play an important role in addressing the challenges of energy and resource scarcity, grid reliability, concerns about global climate change and energy dependency risks. In addition, advanced metering and gasification drive each other in areas such as the integration of renewable energy, energy storage and communication capabilities. In turn, these trends drive the demand for our meters and solutions through natural replacement cycles, urbanization, increased meter penetration and infrastructure developments. We expect that these trends of advanced metering and gasification, along with the increasing focus on energy conservation and the promotion of cleaner fuels and technologies, will continue to play an important role in our future growth. We believe that the meter is the gateway for the Smart Grid and the gas infrastructure through which utilities and consumers are able to effectively measure, monitor and control the distribution of energy.

Our EnergyAxis solutions to enable the Smart Grid

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

When an EnergyAxis system is deployed in a gas, electricity or water network, or on a multi-utility platform, it can enable distribution automation (which extends a utility's communication capabilities into the transmission and distribution grid for monitoring and control of the distribution grid), scalable demand response (which allows residential, commercial, industrial and agricultural loads to be managed to conserve or reduce peak demand), loss, theft or leakage detection, home area networking and personal consumption management. In situations where customers implement Smart Grid solutions of their own design or deploy networks based on competitor solutions, we also have the capability to deliver individual EnergyAxis components.

The graphic below illustrates the parts of the Smart Grid value chain covered by EnergyAxis. In addition to providing our integrated EnergyAxis systems using our own or third-party components, we also offer a variety of individual products and components covering each link of the Smart Grid value chain for different utilities, regions and regulatory environments.

•	Applications: Our applications are designed to integrate Smart Grid solutions into a range of utility specified settings or legacy applications, using a number of open and standards-based interfaces. In addition, we provide or are working to develop a number of specialty applications including security management, communications scheduling, demand response and energy management, and we plan to continue to do so as the industry evolves. In particular, Smart Grid provides a number of new opportunities for distribution monitoring and control (e.g.,voltage conservation), and we are working closely with our customers and partners to support these opportunities.

•	Meter Data Management, or MDM, refers to software that provides data validation, estimation, aggregation and storage services for utilities. MDM enables detailed management of energy requirements within the Smart Grid. MDM systems generally connect to utilities' internal systems and support detailed grid and energy management activities such as multi-tariff billing, meter reading validation and estimation, loss detection, outage management, transmission planning, demand management and customer self-service, customer prepayment and remote disconnect/reconnect. Our EIServer is a flexible and scalable MDM system supporting our multi-utility AMI applications as well as those of third parties. It has been used in conjunction with some of our largest AMI deployments.

•	Head-End software: Head-end software is used to manage information flows across networks. Our head-end products support decision-making software at various locations, or distributed intelligence, to reduce the complexity of the communication network, including its structure, protocols, security, monitoring and maintenance, and certain specialty applications, such as MDM.

•	Wide Area Networks, or WANs, are communications networks that connect the utility to a variety of components, networks and systems and that commonly use public wireless technologies. We provide a variety of WAN communications technology options to communicate with endpoints, collection nodes, LAN Gateways and other assets in the system with internet protocol-, or IP-, based and other wired, wireless and fiber networks. These interfaces include wired and wireless (cellular) telephony, WiFi/WiMax RF, private RF, satellite communications and a broadband power line carrier.

•	Collection includes the infrastructure and software that enables data from different meters and meter types to be collected for use by a meter data management system within the Smart Grid. It often consists of data collection devices, which may contain embedded software that enables certain Smart Grid functionality. Our collection products use distributed intelligence to manage and maintain a wired or wireless Local Area Network, or LAN, as well as gather, filter and/or prepare data and process subtasks between points on the LAN and the head-end over a WAN collection.

•	Local Area Networks: We provide a variety of LAN communications technology options to reliably and cost-effectively communicate with utility endpoints. These wired and wireless interfaces include our EnergyAxis 900 MHz RF mesh, our RF network based on our Wavenis technology and 900/868/435 MHz bandwidths and a variety of utility specified PLC, Ethernet and RS232/485 wired communication using IP-based and other standards, including those of the Institute of Electrical and Electronics Engineers, the American National Standards Institute and the International Electrotechnical Commission, or IEC.

•	Meters and Communication Devices: We provide a broad range of meters for most applications across gas, electricity and water with and without communication devices, electronic correction or data storage functionality and service disconnect switches or valves. We also provide distribution automation points such as distribution transformer monitors, temperature and pressure monitors and distribution controls. Communications technologies can either be an integral part of the meter itself, or be incorporated into the device as a module. We have been the first to offer a hardware platform with fully integrated RF communications that can support the major North American mesh networks in our REXUniversal electricity meter. We have designed our Apollo electricity meter to accept a variety of communications modules for our international markets in accordance with the standards of the IEC. Both of these products allow field flexibility to update or totally change communications networks, providing our customers with greater flexibility. In the Smart Grid value chain, the meter typically currently accounts for more than half of the total purchase value of a complete solution.

•	Home Area Networks: We provide a variety of HAN communications technology options to extend the communications layer and interactivity into the consumer's premises or other equipment. These interfaces include a variety of wired networks, including Ethernet, M-Bus and RS242/485 and wireless networks including our EnergyAxis RF mesh, our Wavenis RF, ZigBee and Blueline. We also provide some utility-related equipment that interfaces via the HAN, such as in-home displays and load control devices.

We see the Smart Grid playing a central role in the transformation of our industry and creating opportunities for us, despite the risk of increasing competition from traditional metering companies as well as new entrants from outside the metering business. As of December 31, 2011, we have delivered over 14 million of our two-way communication endpoints for metering applications, including over 9.3 million that are enabled for fixed networks. Of this total, our utility customers have deployed more than 6.2 million smart meters in 101 EnergyAxis systems worldwide.

Our Gas Products and Solutions

Gas meters are used in residential and C&I settings and are installed for a number of gas infrastructure applications at various points along the gas distribution network, starting at the point of exploration and production and continuing throughout the transmission network.

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

•	Our residential meters consist mainly of diaphragm gas meters, which enclose and measure defined volumes of gas in low flow applications (standard AMR- or AMI-enabled).

•	Our C&I meters consist of industrial diaphragm gas meters, suitable for high volumes, rotary gas meters, which have components that rotate to enclose the gas being measured, turbine gas meters, which measure the flow of gas, and ultrasonic gas meters, which use ultrasound technology to measure gas flows. We also offer meters specific to transmission settings, such as ultrasonic and turbine gas meters.

We use a set of customizable communications technologies, which we offer to our customers in different regions. In North America, we offer EnergyAxis RF mesh (900 MHz) and third-party technology, while in Europe we usually offer wireless networks, including RF technology based on Wavenis, ZigBee and Wireless M-Bus and wired networks, including M-Bus and Ethernet.

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

Our focus in the development of new products is particularly on our Smart Offerings. We are also continuing our development of a new generation of meters and communication capabilities for transmission and high-end C&I upstream and mid-stream applications. In 2011, we launched our new ultrasonic meter for high-end C&I applications.

In addition, we offer repair, calibration, commissioning and maintenance services as well as project engineering. We also offer gas pressure regulation and communication products such as low and middle pressure regulators, valves, volume converters, data loggers, flow computers, gas quality measurement, and metering and regulation stations as well as monitoring systems. These products are used predominantly in upstream and mid-stream applications.

We market our gas products under recognized brands such as Elster American Meter, Elster Kromschröder, Elster Perfection and Elster Instromet. Our customers include gas exploration and production, gas transmission, gas distribution and general industrial companies, integrators, end-users, power plants, grid operators as well as multi-utilities.

We provide gas utilization safety devices for the control and use of gas and related components and systems for the regulation of combustion processes. Our customers in this market include commercial boiler manufacturers, furnace builders and end-users from the metal and ceramics as well as the incineration industries. Our gas utilization products consist of process-heating equipment, such as burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers. We also offer products for natural and propane gas distribution systems, such as polyethylene piping products, mechanical pipe joining products and pre-fabricated meter sets that allow quick, easy and safe connections between gas mains and residential or C&I consumer premises.

In 2011, 2010 and 2009, our gas segment accounted for 57.7%, 53.5% and 53.0% of our total revenues, respectively.

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

Our electricity segment offers electromechanical and solid state single-phase and polyphase meters, each of which can be equipped with AMR and AMI technology, and related products:

•	Single-phase meters are mainly deployed in homes and by small businesses. Our primary brand, the REX product family, offers numerous and highly flexible capabilities. Our REX branded meters offer integrated communication modules within the meter and allow remote connect or disconnect functionalities.

•	Polyphase meters are generally used by industrial businesses or in large commercial applications. We offer these meters under the Alpha brand, which focuses on durability and performance.

•	Transmission and distribution meters are high performance meters designed to measure the flow of electricity within a utility's grid and are sold under our Alpha brand.

•	In-home displays enable meter reading throughout the house and allow customers easy access to information, such as consumption and price data.

We offer numerous technologies to our electricity customers that can be adapted to the specifics of each market and the requirements of each customer, including security functions, plug & play capabilities and IP-based protocols. In addition, our electricity segment offers most common communications technologies, such as RF mesh, PLC, cellular and satellite communication. In Europe, due to the unique structure of the electricity grid, our focus has been generally on either PLC networks, as in Germany, France, The Netherlands and Spain, or on GPRS in several countries such as the United Kingdom and Ireland. In the North American market, we have primarily been focused on RF mesh (900 MHz) technology due to the high level of spectrum availability for use and the greater demand for increased functionality, such as distribution automation, which RF mesh enables.

We market most of our electricity meters under the Elster name. We market most of our Smart Offerings for electricity under the brand EnergyAxis. We continue to market some of our Smart Offerings under the EnergyICT and Coronis brands.

In 2011, 2010 and 2009 our electricity segment accounted for 23.0%, 24.9% and 26.3% of our revenues, respectively.

Our Water Products and Solutions

Water meters are installed for a number of application areas, including water withdrawal, processing, transmission, distribution and consumption in both the residential and C&I sectors. Water conservation continues to be a concern throughout the world, and scarcity is expected to drive water meter penetration. AMI in the water metering market is currently less developed than in the electricity market.

We offer a full water metering product portfolio covering brass, bronze and polymer based mechanical and solid state meters (in which water is measured by mechanical or electronic devices) for residential and C&I applications. Our polymer meters are designed to cope with variable water qualities and are generally less expensive than brass meters.

•	Single- and multi-jet meters record the volume of water consumed by measuring the velocity of water flowing through a known area, and are generally used for residential and small commercial applications.

•	Volumetric meters employ an oscillating piston to measure volume of water consumption, a technology that is suited to low-flow environments, and therefore used primarily in homes and small businesses.

•	Our electronic residential meter offering includes hybrid (containing an electronic register and mechanical sensor) and solid state meters (containing a fully electronic sensor and register), utilizing fluid oscillation measuring sensors.

•	Bulk flow meters monitor large flows of water for water system management and commercial billing purposes.

•	Combination meters include a small residential meter and large bulk flow meter within a single meter design and are used where wide variations in flow can be expected, such as in hospitals, schools, offices and other applications where both low and high flows can occur.

•	Irrigation meters are designed specifically for distribution and billing applications where the water quality is poor and has high suspended content such as boreholes and raw water.

•	Water meters for “sub-metering” purposes, which is the separate metering of individual dwelling units in apartment buildings for water cost allocation, a system common in Germany, France and Eastern Europe.

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

In recent years, an increasing number of our water utility customers, including in the United States, Europe and the Middle East, have been implementing AMR functionality into their networks, and we have been addressing this need through the combination of our meters with either our two-way offerings or third party AMR modules. We believe that customers will increasingly demand meters that use two-way communication. As of December 31, 2011, we have delivered around 5.5 million two-way communication endpoints to our water utility customers, of which over 3.1 million are fixed line enabled.

Our system is based on our Wavenis communications technology and enables time-based rates, remote valve actuation, on-demand consumption readings, real-time notification of leaks and tampering or backflow. This system enables intelligent two-way communication that avoids the flexibility constraints of traditional AMR, features secure and reliable transmissions.

In 2011, 2010 and 2009, our water segment accounted for 19.2%, 21.6% and 20.8% of our total revenues, respectively.

Marketing, Sales and Distribution and Project Management

Pilot Phase

To demonstrate to larger potential utility customers that our meters, Smart Offerings and other technologies will work if they are deployed in their environments, we, like our competitors, often commit to pilot projects. We define pilot projects as smaller deployments of meters and communication technologies utilities engage in for testing purposes before broader deployments. Utilities will often require that technologies that they have not previously deployed in a particular setting be subject to pilot testing before we and our competitors are invited to bid for the corresponding contract. During a pilot project, in which our competitors may participate simultaneously with us, the utility is testing its own concepts and plans as well as the performance of meters, networking systems and other technologies. Once the utility has defined the technical specifications for a larger scale roll-out and has taken the necessary steps on its part, such as obtaining approvals, to be in a position to undertake a large-scale roll-out, it will often invite vendors to bid for full projects.

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

When installing a pilot project, we initially configure our system based on prior experience, with subsequent modifications made in response to specific customer requests. While our technology has not failed to function in these pilots, customers may ultimately disagree with our system configuration, based on how their systems are administered and managed or depending on the degree to which they desire to modify our operating system without our involvement. In 2010, there was one pilot project, for a customer with approximately 250,000 endpoints, in which we deployed our components in a configuration that, although the components functioned, was not acceptable to the customer. In 2011, there was also one pilot project, for a customer with approximately 1.8 million endpoints, in which we deployed approximately 1,800 Elster components in a configuration that, although the components functioned as expected, ultimately met neither the commercial requirements nor the development schedule of the customer.

Technical success in a pilot project frequently does not result in the selection of our bid for a full scale roll-out. In addition to performance requirements, a number of other factors affect the selection of a vendor through a tender process, including price, regulatory proceedings, commercial contract requirements, the customer’s desire for influence over or adjustment to the planned product roadmap and the customer's preference for one technology over another. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We derive most of our revenues from sales to or for the utility industry, which has been subject to long and unpredictable capital investment and related sales cycles, which could negatively affect our results of operations, cash flows and financial condition.”

Depending on the nature of the pilot project, we may provide smart meters, communications modules, software and other components for testing in pilots, and often provide on-site design and technical support. Our pilot projects vary in size, ranging from 100 meters to tens of thousands of meters, and can last anywhere from two to three months to 18 months or more. We define the start of the pilot phase as our agreement to participate in the pilot, and the end as when the utility awards contracts for a larger-scale deployment. As of December 31, 2011, we were engaged in 52 projects in the pilot phase that each included at least 500 customer endpoints, of which 23 were in North America and 29 were in other regions, mainly Europe. Of the total number of pilots, 11 were for gas projects, 25 for electricity projects, 10 for water projects and 6 for projects combining two or more utility categories. The total number of customer endpoints at the utilities where we were engaged in pilot projects as of December 31, 2011 was more than 127 million.

As the deployments of large volume roll-outs in Western Europe and North America moving forward, we are seeing a decline in these areas in pilot projects that each included at least 500 customer endpoints. Additionally, we are engaged in a number of low volume pilot projects which are more common in markets with mainly small and medium sized utilities.

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

Our Sales and Marketing Organization

We employ more than 850 dedicated sales, key account management and engineering personnel to serve our worldwide customer base. We also have established relationships with a number of distributors who sell our products to smaller utilities and other customers in various markets.

We believe that the base of our industry includes municipally-owned utilities, other government-owned utilities, investor-owned utilities, or IOUs, and multi-utilities around the world. Depending on their respective markets, these customers have varying requirements that are frequently based on local or regional standards and practices. In our experience local sourcing practices lead industry participants to take different approaches in offering their respective solutions. Our marketing efforts focus in part on increasing brand recognition both at trade shows and other industry functions, through the distribution of brochures, published papers and newsletters and by print advertising and direct mailing campaigns. We have a network of websites covering our worldwide subsidiaries that inform customers about our products and services. In addition, we stay in contact with our customers through targeted communication campaigns, analysis relating to market trends and at conferences around the world.

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

To position ourselves for Smart Grid adoption, we have established a targeted account management initiative focused on designing full service solutions for Smart Grid technologies across the entire value chain. We have also created key account teams to target large project opportunities that we identify for Smart Grid across gas, electricity, water and multi-utilities and for large gasification opportunities with a sales approach that is focused on delivering a range of services, from individual components to entire systems, to our customers across the value chain. To capture larger gasification opportunities, we dedicate teams to projects of engineering procurement construction companies. These gasification projects include, among others, projects in the areas of pipeline projects, underground natural gas storage facilities or biogas stations. All of our major global utility customers have dedicated key account teams, which allow us to leverage our assets and know-how worldwide, and to efficiently allocate internal resources. When project opportunities arise, opportunity management teams are formed, which consist of cross-functional experts from a variety of backgrounds in areas such as solutions architecture, project and contract management, as well as controlling and logistics. Opportunity management teams work together with a customer to develop the best individualized solution to meet that customer's needs. Our project management teams, which are comprised of experienced specialists, take over the implementation process and focus on the rollout of the individual solution. In addition to supporting our developing Smart Grid solutions business, we are increasingly entering into service level agreements and statements of work with our customers to define the level of service we are to provide as the solutions we are offering become larger, more comprehensive and more IT-like in scope.

We have a global and diversified client base. No single customer represented 5% or more of our total revenues in the 2011, 2010 and 2009 financial years, and only five of our customers individually accounted for more than $20 million of our total revenues in 2011.

We enhance our existing capabilities by teaming with leading enterprise software and IT providers, including SAP, IBM, Accenture, Capgemini and SAIC. These collaborations and those with other hardware, software and service providers facilitate the integration of EnergyAxis into a customer's enterprise management system, which we believe further differentiates our solution from those of our competitors. We also collaborate with a range of other providers to offer HAN devices, demand response solutions and other technologies that provide the personal, commercial and industrial energy management solutions that Smart Grid customers increasingly demand.

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

We also use forward purchase contracts with global commodity suppliers when purchasing raw materials such as brass, steel and aluminum, sub-assemblies and components, allowing us to set the price of certain components in advance. In many cases, especially for brass, steel and aluminum, we seek to manage our exposure to changing prices by executing procurement contracts for periods of up to one year with our suppliers of these materials or of components that include them. This is designed to protect us from price swings, and particularly price spikes, that can occur without warning, but to maintain sufficient flexibility in production volume. However, it also exposes us to paying higher prices than would otherwise have been the case should prices decline during the life of the contracts. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We may face volatility in the prices for, and availability of, components, raw materials and energy used in our business, which could adversely impact the competitive position of our products, decrease profit margins and negatively impact timely delivery to customers.”

While we continue to perform quality control and calibration operations ourselves, we source a number of the components and other parts used in our meters from third-party suppliers. We work closely with our suppliers with a goal of ensuring that component parts meet our standards and are manufactured according to our specifications. We have found that sourcing some meter components can be more cost efficient than producing each part in our facilities, especially when sourced from lower cost regions. We are often required to rapidly ramp up production when new contracts are awarded. This is crucial with more advanced Smart Grid technologies, as meters are often more customized and inventories are low. For this reason, a key part of our strategy is maintaining a reliable and flexible supplier base that can be ramped up on relatively short notice. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We have contracted with third-party manufacturers to provide a substantial portion of our production capabilities. Our results of operations, cash flows and financial condition may be adversely affected if we are unable to manage our outsourcing arrangements effectively or if we are unable to project our demand accurately.”

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

In our electricity segment, by contrast, we purchase most of the components for our electric meters from third-party suppliers. We maintain strategic relationships with original equipment manufacturers who supply these parts for assembly in our facilities and manage the sub-suppliers whose products they use in producing components for us. We believe that this provides flexibility with respect to meter production volumes and usually allows us to increase or decrease volumes on relatively short notice. However, in recent periods, the economic growth in some of our markets has resulted in significantly extended lead times at our suppliers of electronic components we use in our meters, such as circuit boards. See “Item 3. Key Information——Risk Factors—Risks Related to Our Operations—We have contracted with third-party manufacturers to provide a substantial portion of our production capabilities. Our results of operations, cash flows and financial condition may be adversely affected if we are unable to manage our outsourcing arrangements effectively or if we are unable to project our demand accurately.”

In early 2012, our Administrative Board authorized a reinvestment program, which is intended to position us to take advantage of growth opportunities associated with global gasification trends and Smart Grid deployments in Europe, as well as further optimize operational efficienies. We plan to initiate measures, beginning in the first quarter of 2012, to pursue this strategy, which are expected to include adapting our manufacturing footprint to create scalable regional core production centers and driving further efficiency across our segments. Key elements include consolidating operations and sites mainly in the United States and in Europe, relocating product-lines and increasing our mix of production in low-cost countries, which are intended to result in an optimization of our cost structure. Planned actions include the closure of four major facilities and the reduction of the number of small and mid-sized facilities by roughly half. While this program will impact all three business segments, we plan to take focused action across our global water facilities infrastructure to better align our operations with the business environment. In addition, we plan to complement the plans with respect to our manufacturing footprint with an optimization of our administrative structure through the harmonization, simplification and consolidation of processes, in particular across our finance, procurement and human resources functions and across our segments. We plan to continue to pursue our program of consolidation and standardization to simplify the diverse nature of our inherited IT platforms, including the standardization of our Enterprise Resource Planning, or ERP, platform.

As a result of these actions, we expect to incur total charges in the range of $40 million to $60 million from 2012 through 2014, with the majority to be incurred in 2012. We estimate that approximately 70% of these costs will relate to severance and retention costs, with the remainder relating to operation and product line transportation, relocation costs and other exit costs. In addition, we estimate that the capital expenditures related to this reinvestment plan for the period from 2012 through 2014 will be approximately $35 million. The estimated capital expenditures are consistent with the level of capital expenditures that would otherwise have been required for operations and sites that will be consolidated in the program. The expenses and capital expenditures of implementing our reinvestment program may be greater than we anticipate and the implementation of our reinvestment program may be delayed as a result of, among other things, consultations with works councils and relations with our employees generally, as well as regulatory requirements. In addition, the reinvestment program or our other business strategies could have adverse tax implications. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We may be unable to implement our business and cost reduction strategies, including our reinvestment program.”

Competition

Generally speaking, the global manual-read metering and Smart Grid market is characterized by several large global companies, specialized manufacturers and providers. Our primary competitors are Itron and Sensus in the gas, electricity and water meter markets and Landis+Gyr (Toshiba) in the gas and electricity meter markets. Each of these competitors also offers Smart Grid solutions. In addition, as our industry has evolved in response to the use of new technology, we have also started to compete with companies outside of our industry, particularly companies in the communications, network infrastructure, software and other technology industries, with respect to the elements of Smart Grid solutions that consist of communications devices, network hardware and software. Other additional competitors, named below, are local or regional companies usually focused on one or several elements of the manual-read or Smart Grid markets.

Gas

Major producers include Itron and Dresser (General Electric), which focus on the worldwide market, and Sensus, which is focused on the North American market in gas metering. In gas metering, we also compete with BI Group, Emerson Electric, Landis+Gyr (Toshiba), RMG (Honeywell), Pietro Fiorentini, Secure PRI and Romet. For our utilization products, we compete with Karl Dungs, Honeywell, Siemens and SIT La Precisa. We also compete with Central, Continental Industries, George Fisher, Harmon and Handly and R.W. Lyall in gas distribution products.

Electricity and Smart Grid

Major producers include Itron and Landis+Gyr (Toshiba), which focus on the worldwide market. Other major competitors include Sensus, which is focused on the North American market and Holley Group, which is mainly focused on China. In addition, we also compete with General Electric, Aclara (ESCO Technologies) and Iskraemeco (Elsewedy Electric). Most of these competitors also offer Smart Grid solutions.

While the emergence of Smart Grid technologies has led to more opportunities for us, it has also created opportunities for other competitors to enter into what were traditionally meter company markets. In particular, these competitors include communications, network infrastructure, software and other technology companies that offer products tailored to specific sections of the Smart Grid value chain. These competitors include Echelon Corporation, a networking hardware and software company, eMeter, a software company, Oracle, a computer technology company, Silver Spring Networks, a technology networking company, and Trilliant Incorporated, a communications networking company. These competitors do not produce or manufacture their own meters, but their products can be combined with other competitors' meters and, in some cases, our own meters to be incorporated into Smart Grid solutions.

In addition, regulators may mandate new standards or issue rules which favor different Smart Grid technologies, especially in the areas of interoperability. For instance, regulators could mandate a national network based on a wireless technology, such as WiMax, and require all meters to be compatible with a mandated system. Such regulation could create an advantage for competitors that have already developed the technology, that a regulator selected as a standard, forcing other market competitors to withdraw their products from the market or make substantial investments to develop new technology.

Water

Major producers in the water metering market are Itron and Sensus, which focus on the worldwide market and Neptune (Roper Industries) as well as Badger Meter, which focus mainly on the North American market. In addition, we compete with Arad (Master Meter), Diehl Metering and Aclara (ESCO Technologies).

For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We face increasing competition, which is broadly based and global in scope. Some of our competitors are well positioned in our areas of strategic focus, including Smart Grid technologies. If our competitors are more successful than we are at winning market share and developing their reputations in new technological or product areas, we could experience a material adverse effect on our results of operations, cash flows and financial condition.”

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

We also rely on a combination of copyrights and trade secrets to protect our products and technologies. We have registered trademarks for most of our major product lines. Our registered trademarks include, but are not limited to, Elster, Kromschröder, Elster Perfection, American Meter, Hauck, Instromet and EnergyICT.

From time to time, disputes over the ownership, registration, infringement and enforcement of intellectual property rights arise in the ordinary course of our business. These disputes are from time to time resolved by cross-licensing, which allows each party to the dispute to utilize the technology of each other party, under license, in competing products. As such, we license some of our technology to other companies, some of which are our competitors and also use their licensed technology in our products and services. There are a small number of cross-licenses that were granted to us or that we granted to a competitor. These cross-licenses are not subject to termination and their terms are perpetual.

Information Technology

At the time of our acquisition, we inherited a fragmented IT system. Thus, we have faced the challenge of providing a continuous IT infrastructure, across a technologically-fragmented organization that would allow us to work as one global group.

In recent years, we have set up a program of consolidation and standardization to simplify the diverse nature of our inherited IT platforms. This has centered on outsourcing some of our applications to external hosting partners and standardizing on our Enterprise Resource Planning, or ERP, platform.

In 2011, we started a new strategic program to better align our IT infrastructure with our business objectives, eliminate gaps and provide better service to our user community. This includes a program that we expect will deliver a single communications and collaboration network across all our sites globally. We may continue to outsource certain parts of our IT infrastructure to third parties in the future.

Insurance

We maintain usual and customary insurance policies, coverage and deductibles maintained by a company in our industry, as well as director and officer liability insurance. These policies include fire and casualty insurance for our facilities and product liability insurance. We consider the coverage we have to be adequate in light of the risks we face.

Sales in Sanctioned Countries

The Council of the European Union has adopted restrictions on trade with entities associated with certain jurisdictions, including Council Regulation (EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran, most recently updated on January 23, 2012, and Council Decision 2010/413/CFSP concerning restrictive measures against Iran, most recently amended by Council Decision 2012/35/CFSP of January 23, 2012. These sanctions regulations, which vary depending on the jurisdiction in question, apply to EU nationals worldwide, including all EU companies. While these sanctions regulations do not apply to subsidiaries of EU companies that are organized under the laws of countries outside the European Union, EU parent companies are nonetheless expected to encourage their subsidiaries to follow these regulations. We have conducted, and continue to conduct, business with entities located in jurisdictions subject to EU sanctions regulations.

Under U.S. laws and regulations, certain countries are identified as state sponsors of terrorism. U.S. laws place restrictions on investments in these countries and on U.S. persons doing business with these countries and certain of their nationals. The U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC, and the Office of Export Enforcement of the U.S. Department of Commerce, or OEE, administer certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons, and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. Most recently, the President of the United States signed Executive Order 13590 (effective November 21, 2011). This order further expands the range of conduct that may be sanctioned by U.S. authorities and, among other things, targets exports that directly contribute to Iran’s ability to develop domestic petroleum resources.

We believe that we have undertaken strong and effective measures to comply with these laws and regulations and remain committed to compliance. We have engaged in business with counterparties, including government-owned or controlled counterparties, in certain countries that are Sanctions Targets, including Iran Syria and Cuba, and we may continue to do so. However, in February 2012, we decided to not accept any further orders from customers in Iran or with a final destination of Iran. We will finalize deliveries under existing contracts with customers in Iran, with a total sales volume of $8.1 million, in strict compliance with applicable law and have scheduled these deliveries to be completed in the third quarter of 2012.

In the years ended December 31, 2011, 2010 and 2009, we generated revenues from products sold to customers in Iran of $13.0 million, $6.8 million and $21.8 million, respectively, which represents approximately 0.7%, 0.4% and 1.3% respectively, of our total revenues for those periods. In the years ended December 31, 2011, 2010 and 2009, we generated revenues from products sold to customers in Sanctions Targets other than Iran of $1.6 million, $2.9 million, $2.6 million, respectively. Our business with Sanctions Targets consisted mostly of the sale of electricity meters for residential and C&I use until the second quarter of 2010, after which we have ceased selling electricity meters in Iran. We also sell gas metering and utilization products and, to a lesser extent, water meters to Sanctions Targets.

We actively employ systems and procedures for compliance with applicable export control laws and regulations, including those in the United States, the European Union and Germany, and we believe that all our sales are currently made in accordance with this compliance policy and applicable law.

In March 2010, we concluded an investigation, assisted by external counsel, and submitted, on a voluntary basis, a disclosure report to OFAC and OEE regarding conduct in 2005 through 2007. The report concluded that a U.S. person employed by our U.S. affiliate participated in the settlement of a warranty claim made by one of our Iranian customers against two of our European operating units which may implicate certain of the U.S. Economic Sanctions Laws. We also described in our voluntary disclosure to OFAC and OEE our sales of certain products to counterparties in Iran and Syria with de minimis U.S.-origin content. The file relating to our voluntary disclosure report was closed by the OEE in July 2010 and by OFAC in November 2011, and in each case we were notified by the respective agency that no further action would be taken.

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

For more information relating to our business in certain countries that are Sanctions Targets, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We have undertaken, and may continue to undertake, business in countries subject to EU or U.S. sanctions and embargoes, and we may be unable to prevent possible sales or transfers of our products to countries, governments, entities or persons targeted by EU or U.S. sanctions.”

Real Property

The following table sets forth the location, size and primary use of our material real properties and whether such real properties are owned or leased.

Location	Approximate Size (Land/Building) m²	Primary Uses	Owned or Leased (Land/Building)

Raleigh, North Carolina (1)	*/17,280	Research, Design & Development, Production, Administration	Leased

Plattsmouth, Nebraska	*/1,750	Parts Warehouse	Leased
Nebraska City, Nebraska (2)	117,357/29,378	Production, Meter Services, Research, Design & Development, Warehouse, Office Space	Owned and Leased

Geneva, Ohio	158,000/9,600	Production, Warehouse	Owned
Ocala, Florida	*/8,425	Production, Office Space	Leased
Luton, United Kingdom (3)	*/6,358	Research, Design & Development, Production, Administration	Leased

Essen, Belgium	31,000/9,500	Production, Office Space	Owned
Silvolde, Netherlands	17,205/6,689	Production, Office Space	Owned
Stara Tura, Slovakia (4)	55,103/20,912	Production, Storage, Office Space, Research, Design & Development	Owned

Essen, Germany	*/1,537	Headquarters	Leased
Lotte-Büren, Germany	112,500/25,800	Research, Design & Development, Production, Distribution, Administration	Owned
Mainz-Kastel, Germany	55,996/24,368	Research, Design & Development, Production, Distribution, Administration	Owned
Lampertheim, Germany (3)	*/9,099	Research, Design & Development, Production, Office Space	Leased

*	Not applicable for leased properties

(1)	Includes three buildings, two of which are used for office space (6,596 m2) and one used for production (10,683 m2).

(2)	Includes buildings used for warehouses, office space and industrial manufacturing (6,456 m2) and a building for meter services (3,084 m2).

(3)	Includes a water tower.

(4)	Additional owned building under construction for production and offices (expected additional space: 10,032 m2) with estimated completion in April 2012.

Significant Subsidiaries

The following table shows information about our significant subsidiaries as of December 31, 2011.

Corporate Name	Country of Residence	Field of Activity	Proportion of Our Ownership

Elster American Meter Company, LLC	United States	Gas metering	100%
Elster Finance B.V.	The Netherlands	Finance subsidiary	100%
Elster GmbH	Germany	Gas and electricity metering	100%
Elster Holdings Netherlands B.V.	The Netherlands	Holding company	100%
Elster Holdings US, Inc.	United States	Holding company	100%
Elster s.r.o.	Slovakia	Water and gas metering	100%

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

In April 2006, Directive 2006/32/EC on energy end-use efficiency and energy services, or the Energy Efficiency Directive, was enacted. The European Energy Efficiency Directive, among other things, requires member states to ensure, to the extent technically possible, financially reasonable and proportionate in relation to potential energy savings, that customers are provided with competitively priced individual meters that accurately reflect the final customer's actual energy consumption and that provide information on the actual time of use. These meters must be installed whenever a meter is exchanged, a new connection is made in a new building or a building undergoes major renovations. In addition, as part of the European Energy Efficiency Directive, member states are required to adopt and achieve an indicative energy saving target of 9% by 2016 in the framework of a national energy efficiency action plan. On October 19, 2006, the European Commission passed an “Energy Efficiency Action Plan” (COM (2006) 545 Final) outlining a framework of policies and measures with a view to intensifying the process of realizing the over 20% estimated savings potential in the European Union's annual primary energy consumption by 2020. A revised Energy Efficiency Action Plan is currently under discussion.

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

Radio Frequency Regulation

We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with the products that we sell. Among other things, the design, manufacture, marketing and use of certain of our AMR, AMI and smart metering products is subject to the laws and regulations of the jurisdictions in which we sell such equipment. These laws and regulatory requirements vary from country to country, and jurisdiction to jurisdiction. In the United States, the Federal Communications Commission is primarily responsible for enforcing these laws and regulations, pursuant to the Communications Act of 1934, as amended. Any failure to comply with applicable laws or regulations could result in the imposition of financial penalties against us, the adverse modification or cancellation of required authorizations, or other material adverse actions. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Changes and developments in the regulations and policies of the countries we serve may affect demand for our products or cause us to incur significant costs.”

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

The European Data Protection Directive (95/46/EC) imposes a general regulatory framework for the collection, processing and use of personal data (AMR, AMI and Smart Grid systems rely on data typically relating to one person or a small number of individuals). Although the European Data Protection Directive has been implemented by all member states, data protection laws across member states still vary to a considerable degree. In addition, national data protection authorities often do not apply existing laws in a consistent manner. Privacy issues in connection with AMR, AMI and Smart Grid solutions have been discussed in the European Union and several member state data protection authorities have formed initial views on the subject matter. We employ various techniques to guarantee the confidentiality, integrity and availability of data and we believe we are in material compliance with all applicable data protection rules. However, we are exposed to the risk that European Union or member state legislation will set new standards, which may force us to change or adjust our data protection techniques. Failure to comply with current or future data protection rules could result in the imposition of substantial fines, suspension of production, alteration of our production processes or cessation of operations or other actions against us or our customers, which could materially and adversely affect our business, financial condition and results of operations. For more information, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Changes and developments in the regulations and policies of the countries we serve may affect demand for our products or cause us to incur significant costs.”

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

There is a risk that we have not been, or will at all times be, in compliance with all of these requirements, including reporting obligations and permit restrictions, and we could incur material fines, penalties, costs and liabilities relating to environmental, health of safety matters. While we currently incur capital and other expenditures to comply with these environmental laws, these laws may become more stringent and our processes may change. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Environmental and climate-change related laws and regulations may expose us to liability and increased costs.”

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

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made. Except as required by law, we do not have any intention or obligation to update forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Item 3. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Executive Summary

During 2011, we saw divergent regional and product demand as a result of uneven levels of economic activity and confidence. Demand in the first half of 2011, especially in a number of key European markets was strong due to positive economic trends, increasing demand for advanced metering, and broad-based strength for gas utilization products. Many customers and prospective customers in the United States, however, moved somewhat more deliberately due to continuing economic uncertainties and budgetary constraints, which mainly affected revenues in the water and electricity segments. In the second half of 2011, demand for our products in Europe remained solid, despite increased economic uncertainty arising from the Eurozone debt crisis. Despite some positive signals towards the end of 2011, ongoing concerns relating to the US economy continued to impact demand negatively in the second half of 2011. In the Middle East and North Africa, the uncertain political environment and the resulting effect on infrastructure spending lowered demand throughout 2011.

Despite the economic challenges, our gas segment benefited from buoyant markets in the natural gas and gas-related business in 2010 and 2011, in part due to increasing global trends of gasification in energy markets and the promotion of cleaner fuels and technologies. We also benefited from gas projects involving Smart Offerings, predominantly for our residential smart meters, particularly in North America, and our C&I smart meters, particularly for a large European project. Beginning in the second half of 2010 and continuing through 2011, the trend towards highly efficient, energy-saving technologies increased demand for products in our gas utilization portfolio. In particular, our industrial end-users increased their capital expenditures. These factors resulted in a considerable increase in demand for our gas products across all major product groups and geographies.

In our electricity segment we experienced higher revenues in Europe, largely from deliveries of our Smart Offerings, and higher demand in Latin America due to investments in the electricity infrastructure coupled with economic growth in that region. In Europe, we also benefited from an expanded portfolio of our Smart Offerings and as a result of our continued investment in research and development.

In North America, many customers and prospective customers continued, in 2011, to move more deliberately, delaying or even postponing evaluation of and deployment processes for Smart Grid projects due to economic and regulatory uncertainties as well as fiscal constraints. Additionally, we experienced lower demand in the Middle East and North Africa.

In our water segment, we experienced decreased demand, primarily for our products in North America and in the Middle East, where we recorded considerable project-related revenues in 2010. A slowdown of municipal spending, attributed primarily to economic uncertainty and a tight budgetary environment, also negatively impacted demand in the United States. Strong competitive pricing in several markets, due to the lower volumes, as well as higher prices for raw materials and related components, adversely impacted the segment profit in our water segment. These challenging factors were offset, to some extent, by increased demand in Western Europe and Oceania for our residential meters and our Smart Offerings, primarily related to infrastructure investments.

In 2011, we increased the share of our revenues from our Smart Offerings to 27% from 26% in 2010, driven primarily by deployments in the electricity segment and, to a lesser extent, in the gas segment. We define Smart Offerings to include automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use in the Smart Grid. AMI is a technology that allows two-way communication between the meter and the utility or other parties, while AMR typically enables one-way communication of periodic consumption data from the meter to the utility. In our electricity segment, we continued to deploy our EnergyAxis solutions during the year in several countries particularly in Europe and in the Americas, predominantly for a range of mid-sized and smaller electricity and multi-utilities. Nevertheless, revenues in North America declined, as a number of projects were completed in 2010 and new projects delayed to late 2011 and 2012. We recorded increased Smart Offerings related revenues in Western Europe, although most utilities are still at early stages of deployment. We have now deployed 101 EnergyAxis Systems globally. In our gas segment, we increased our revenues in 2011 for residential smart meters, particularly in the United States. In our water segment, we delivered smart meters in connection with projects, particularly in North America. Economic uncertainty in North America slowed the pace of deployment, which led to lower demand compared to 2010. In 2010 and 2011, we completed several projects for smart water meters in Western Europe and Oceania.

These factors resulted in an aggregate revenue increase of $109.7 million, or 6.2% to $1,869.0 million in 2011 from $1,759.3 million in 2010. This is compared to the overall revenue increase of $64.2 million, or 3.8% to $1,759.3 million in 2010 from $1,695.1 million in 2009.

Exchange rates had a positive effect on our 2011 revenues compared to 2010. Had we translated our 2011 revenues from our entities that have functional currencies other than the U.S. dollar into U.S. dollars using the exchange rates of 2010 (which we refer to as a constant currency basis), we would have recorded revenues of $1,808.5 million in 2011, 2.8% higher than in 2010, as compared to the reported increase of 6.2%.

In 2011, new orders entered into backlog, which we refer to as new order intake, increased compared to 2010. Our new order intake was $1,890.4 million in 2011, up 7.2% from $1,763.4 million in 2010. New order intake increased in the gas segment and electricity segment, while it declined in the water segment. As of December 31, 2011, total contracted future revenues, which we define as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more, was more than $1,010 million, up from more than $915 million as at December 31, 2010. While part of this increase was due to the higher total order backlog driven by our electricity segment, the majority of the increase was attributable to higher additional contract revenues in our gas segment, which was driven in particular by awarded contracts for gas utilization products. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include any items that we categorize as backlog). We describe our backlog and total contracted future revenues in more detail in “—Projects and Backlog.”

Our net income was $105.4 million in 2011, compared to net income of $92.0 million in 2010. Higher sales volume in connection with a higher gross margin were partly offset by increased research and development expenses as well as higher sales and distribution expenses.

Key Factors Affecting Our Results of Operations

The following factors have affected to our results of operations during recent periods and may affect our results of operations in the future.

The Share of Smart Offerings in Our Revenues and Expenses

We earn most of our revenues in each of our segments from the sale of meters, and we expect this to continue to be the case in the coming periods. However, we expect an increasing portion of our revenues to be attributable to Smart Offerings, which we expect will include an increased, if comparatively modest, component of revenues from services and products other than meters. In addition, we expect average unit prices of a smart meter compared to standard meters to be higher due to technological complexity and functionality to support and complement other Smart Grid technologies. In 2011, the share of revenues we derived from Smart Offerings increased to approximately 27%, from approximately 26% in 2010. The increase was driven primarily by deployments in the Electricity segment and, to a lesser extent, in the gas segment, especially in Europe and the Americas.

Nevertheless, we believe the ongoing investments in metering infrastructure combined with the changes now driving the implementation of new technologies, including Smart Grid solutions, present a growth opportunity for our company despite increasing competition from traditional metering companies and new entrants from outside the metering business. Furthermore, we believe that these technological improvements will shorten average meter life, leading to more opportunities for revenue growth from regular replacement and upgrade cycles. Accordingly, we have directed a considerable and increasing portion of our investments towards our Smart Offerings. For instance, our research and development expenses increased by $14.9 million, or 17.0% in 2011. Our headcount for research and development increased to 656 employees as of December 31, 2011 from 632 employees as of December 31, 2010. We continue to expect that the share of revenues derived from Smart Offerings will increase even though it may vary on a quarter-to-quarter basis due largely to timing effects in our fulfillments of orders.

Investments in Gas Infrastructure, or “Gasification”

We provide a comprehensive range of gas metering products, communications and network systems, controls, software, process-heating equipment, heat-control systems and gas distribution and infrastructure products and services. See “Item 4. Information on the Company— Our Gas Products and Solutions”. Our gas segment accounted for 57.7% of our revenues in 2011 and for 53.5% of our revenues in 2010. The revenues in our gas segment were up by 14.4% in 2011 compared to 2010 as we benefited from the growing global trends of gasification in energy markets, the promotion of cleaner fuels and technologies and the trend towards highly efficient, energy-saving technologies. These developments contributed to improved demand across the commercial and industrial sector for gas metering products and the commercial, industrial and residential sectors for our gas utilization product portfolio. Revenues were significantly higher in most major markets in which we operate, particularly in Western Europe and, to a lesser extent, in North America and Eastern Europe.

We believe the ongoing investments in gas infrastructure present a growth opportunity for our company due to our comprehensive product portfolio, our long history serving the gas industry and our strong customer relationships. We continue to strengthen our gas product portfolio, including C&I ultrasonic meters, volume correctors, gas chromatography and products and solutions for our gas Smart Offerings.

Our Geographic and Product Diversity

We are a global company with operations in more than 30 countries on five continents and sales in more than 130 countries. Our customers include many of the world’s gas, electricity and water utilities. In 2011, our sales in Europe, North America and the rest of the world accounted for 49.3%, 29.5% and 21.1% of our revenues, respectively, and our gas, electricity and water segments accounted for 57.7%, 23.0% and 19.2% of our revenues, respectively. Additionally, our products and services are used in residential as well as in C&I settings across gas, electricity and water. This geographical diversity exposes us to a range of risks, such as compliance with different regulatory and legal regimes, exchange controls and regional economic developments. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Through our global activities, we are exposed to economic, political and other risks and uncertainties, any of which could adversely affect our business and have a material adverse effect on our results of operations, cash flows and financial condition,” for more information about potential risks we may face.

However, we believe this diversity also allows us to take advantage of opportunities arising in individual countries or regionally by balancing the effects of adverse economic developments in some of the markets in which we operate with positive economic developments in other markets. For example, in 2011, strong revenue growth in Europe compensated for declining sales in North America, as a result of economic uncertainties and budgetary constraints. In addition to our global presence, we believe our product diversity across our three segments is a key driver of our results, allowing us access to different markets and giving us an ability to balance our performance. In 2011, for example, we were able to compensate for the revenue decline we experienced in our water segment, with revenue growth in particular in our gas segment.

The Effects of Prices for Raw Materials and Components on Our Operations

The majority of the $1,263.0 million cost of revenues we incurred in 2011 related to direct production materials, including commodities such as steel, resins, aluminum, brass and bronze and other supplies for our products, such as brass castings, aluminum housings, sheet metal, plastics and printed circuit board assemblies and other electronics. Commodity prices can vary significantly from period to period and are affected by changes in global economic conditions, supply and demand trends, technological changes and related industrial cycles. For example, we have experienced substantial swings in the price of brass, copper, steel, aluminum and resins, and in components that include them, which are important materials for the manufacture of accurate and durable meters. The water segment and, to a lesser extent, the gas segment were particularly affected by price increases for raw materials and components in 2011. We have been seeking to counter the price volatility that we have experienced by entering into supply contracts for some of our raw materials and components, with terms from about one month to about one year, in an effort to lock in prices when we perceive that price increases may occur and to manage the risk of supply shortages. For example, we have entered into contracts covering our forecasted requirements for brass and aluminum, limiting our exposure to increases in prices for these commodities in 2012. We intend to monitor market trends closely and adapt our supply contracts accordingly.

Focus on Efficiency in Our Global Manufacturing and Supply Functions

Continuous Improvement Program

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

As part of these programs, we continue to improve our production processes, concentrate our production capacities in a reduced number of designated competence centers, and transfer selected manufacturing activities to lower cost countries in order to gain efficiencies and manage costs. Our largest production centers are now concentrated in the United States, Germany and Slovakia. In addition, as part of our current initiatives in the area of procurement, we are redesigning many of our products, in particular those products which contain electronic components, in order to create more cost-effective designs and reduce the material costs associated with those products. Furthermore, we are renegotiating terms and conditions with a number of suppliers and will continue to actively manage supplier risks.

Reinvestment Program

In early 2012, our Administrative Board authorized a reinvestment program, which is intended to position us to take advantage of growth opportunities associated with global gasification trends and Smart Grid deployments in Europe, as well as further optimize operational efficiencies. We plan to initiate measures, beginning in the first quarter of 2012, to pursue this strategy, which are expected to include adapting our manufacturing footprint to create scalable regional core production centers and driving further efficiency across our segments. Key elements include consolidating operations and sites mainly in the United States and in Europe, relocating product-lines and increasing our mix of production in low-cost countries, which are intended to result in an optimization of our cost structure. Planned actions include the closure of four major facilities and the reduction of the number of our small and mid-sized facilities by roughly half. While this program will impact all three business segments, we plan to take focused action across our global water facilities infrastructure to better align our operations with the business environment. In addition, we plan to complement the plans with respect to our manufacturing footprint with an optimization of our administrative structure through the harmonization, simplification and consolidation of processes, in particular across our finance, procurement and human resources functions and across our segments. We plan to continue to pursue our program of consolidation and standardization to simplify the diverse nature of our inherited IT platforms, including the standardization of our Enterprise Resource Planning, or ERP, platform.

As a result of these actions, we expect to incur total charges in the range of $40 million to $60 million from 2012 through 2014, with the majority to be incurred in 2012. We estimate that approximately 70% of these costs will relate to severance and retention costs, with the remainder relating to operation and product line transportation, relocation costs and other exit costs. In addition, we estimate that the capital expenditures related to this reinvestment plan for the period from 2012 through 2014 will be approximately $35 million. The estimated capital expenditures are consistent with the level of capital expenditures that would otherwise have been required for operations and sites that will be consolidated in the program. The expenses and capital expenditures of implementing our reinvestment program may be greater than we anticipate and the implementation of our reinvestment program may be delayed as a result of, among other things, consultations with works councils and relations with our employees generally, as well as regulatory requirements. In addition, the reinvestment program or our other business strategies could have adverse tax implications. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We may be unable to implement our business and cost reduction strategies, including our reinvestment program.”

Business Process Reengineering and Reorganization Costs

We recorded a number of charges and expenses, as well as several gains, in recent years in connection with the transactions and other measures we took as part of the decision we and our shareholders made after our acquisition in 2005 to transform the entities that had been acquired into a more focused enterprise. In addition to employee termination and exit costs and gains from the disposal of assets, we implemented several programs and related initiatives in connection with this transformation that are included in this item. These included initiatives designed to increase the efficiency and profitability of our core businesses, including the harmonization and standardization of procedures. Examples include severance, early retirement and other compensation expense to former management and employees, inventory write downs, consulting services, the cost of legal reorganization of our group, impairments of long-lived assets, relocation costs for certain operations and recruitment costs. In 2010, the charges primarily relate to losses on dispositions of real estate.

At the time of our acquisition in September 2005, we had inherited a legal structure that was unfavorable from an organizational, management and cost perspective. Therefore, we decided to simplify our legal structure. Through this structure, we also hoped to implement a more cost effective legal structure by consolidating multiple legal entities that had previously existed in one jurisdiction and to support the implementation of harmonized and standardized processes. In 2009, this program had reduced the number of legal entities that had existed at the time of the acquisition. These improvement programs continued through 2009 and to a certain extent in 2010 and 2011.

The following table sets forth the related reorganization charges and expenses we incurred in the periods indicated in connection with the focus on our core business.

	Year Ended December 31,
	2011	2010	2009
	(in $ millions)
Business process reengineering and reorganization costs	0.8	5.9	16.8

Employee Termination and Exit Costs

In connection with our efforts to focus our company on its core business and to enhance the efficiency and operating profitability of our business procedures, we restructured some of our operations, in particular those relating to manufacturing processes. For details on these measures and costs, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	2011	2010	2009
	(in $ millions)
Employee termination and exit costs	0.9	6.2	25.4

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. The following table presents data on our revenues for the periods indicated:

	Year Ended December 31,
	2011	2010
	(in $ millions)
Revenues	1,869.0	1,759.3

Our revenues increased by $109.7 million, or 6.2% to $1,869.0 million in 2011 compared to revenues of $1,759.3 million in 2010. On a constant currency basis, our revenues increased by 2.8%.

Our business typically has been impacted by the level of regional economic growth in the markets in which we operate and the level of investments by our customers in these markets. Increased capital investments by our customers led to increased demand for our products and services in numerous countries in Europe and, to a lesser extent, in Latin America and Oceania. However, the revenue increase was partly offset by a decline in revenues in North America and the Middle East.

In 2011, the substantial increase in our gas segment revenues coupled with a slight increase in our electricity segment were partially offset by a decline in our water segment revenues.

Revenues in our gas segment increased by $136.1 million, or 14.4%, to $1,079.9 million compared to $943.8 million in 2010. On a constant currency basis, gas segment revenues increased by 10.5%. This increase was driven primarily by continued strong performance in Europe and, to a lesser extent, in North America and other markets. The revenue increase was driven by improved demand for the majority of our gas metering product lines. We benefited from the deployment of C&I smart meters in Europe and residential smart meters in North America. Revenues in our gas utilization product portfolio improved across all product lines, driven primarily by stable markets, complemented by increasing global gasification trends in energy markets and the promotion of cleaner fuels and technologies.

Revenues in our electricity segment remained flat, increasing by $0.3 million, or 0.1%, to $451.8 million from $451.5 million. On a constant currency basis, revenues in our electricity segment decreased by 1.8%. Revenues were supported by growth in markets across Europe, Latin America and, to a lesser extent, Africa and Asia. In particular, revenues benefited from higher demand for our Smart Offerings in certain European markets. These trends were offset by weakness in North America and, to a lesser extent, in the Middle East. The decrease was attributable to projects completed in 2010 in North America, project delays in the Middle East and lower sales in Oceania.

Revenues in our water segment decreased by $14.9 million or 3.9%, to $369.0 million from $383.9 million. On a constant currency basis, water segment revenues decreased by 8.0%. Revenues were negatively affected by reduced demand in the Middle East and North Africa and weakness in North America. In the Middle East and North Africa, project-related revenues declined due to the completion of major projects in 2010, and revenues also were impacted by the uncertain political environment in the region. In North America, revenues decreased as municipal spending slowed due to economic uncertainty and the resulting tight budgetary environment. This was offset by demand in Western Europe and Oceania for our residential meters and our Smart Offerings, related to infrastructure investments.

Revenues by region. The following table sets forth our revenues by region for the periods indicated. We categorize our revenues geographically based on the location to which we ship products or in which we provide services to our customers.

	Year Ended December 31,
	2011	2010
	(in millions)
North America
United States	$464.4	$467.1
Other North America	87.7	102.8
Total	$552.1	$569.9
International
Germany	294.1	239.0
Europe outside Germany	627.8	550.4
Other	394.9	400.0
Total	$1,316.8	$1,189.4
Total	$1,869.0	$1,759.3

Cost of revenues. Our cost of revenues consists principally of expenses relating to:

•	direct and indirect costs of raw materials and components;

•	salaries, wages and indirect costs of labor, including the employer portion of social security and other payroll taxes;

•	temporary employees and other external services;

•	related depreciation and amortization;

•	warranty expenses;

•	other overhead and infrastructure expenses to the extent these relate to our manufacturing; and

•	restructuring charges to the extent they relate to our manufacturing.

The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	1,263.0	67.6	1,208.6	68.7
Gross profit	606.0	32.4	550.8	31.3

Our cost of revenues increased by $54.4 million in 2011, or 4.5%, compared to 2010. This increase was primarily due to higher revenues as our gross profit as a percentage of revenues increased to 32.4% in 2011 from 31.3% in the prior year period. The improved gross margin performance in the gas segment, and to a lesser extent, in the electricity segment, outweighed weaker results in the water segment. Several factors combined to drive gross margin development:

•	Our gross margin benefited from a shift in product mix towards higher-margin products, in particular gas utilization and C&I products. A shift in mix towards higher-margin gas products, in higher proportion to electricity and water products, positively impacted our overall margin in 2011.

•	Manufacturing costs represented a lower percentage of our revenues in 2011 than in 2010 mainly due to the increase in capacity usage at our manufacturing facilities.

•	Gross margin was impacted negatively by increased expenses for raw materials used in manufacturing.

•	In addition, gross margin in 2010 was affected negatively by a write down of inventory in connection with our decision to terminate our relationship with one of our distributors in our electricity segment. The net impact on gross profit was $8.4 million in the first quarter of 2010. Additionally, we recorded inventory reserves of $0.8 million in the third quarter of 2010 to reflect changes in our estimates of the lower of cost or market value of certain inventories.

•	Our gross margin was also impacted by favorable changes in estimates which resulted in releases of warranty accruals of $4.9 million in 2011 compared to $1.8 million in 2010, including a trend of lower claims for a specific product in our gas segment that is no longer produced.

Selling expenses. Selling expenses consist primarily of:

•	salaries for personnel engaged in sales and marketing activities and the employer portion of social security and other payroll taxes;

•	shipping and handling costs;

•	travel expenses;

•	commissions;

•	marketing and advertising expenses;

•	external services;

•	overhead and infrastructure expenses; and

•	related depreciation and amortization.

The following table sets forth information on our selling expenses for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	180.4	9.7	165.5	9.4

Selling expenses increased by $14.9 million in 2011, or 9.0%, compared to the prior year period. Selling expenses, expressed as a percentage of revenues, increased slightly to 9.7%, from 9.4% in 2010. Selling expenses increased due to higher revenues and expansion of our key account and opportunity management teams in marketing Smart Offerings in Europe, North America and Latin America. Higher advertising and travel expenses also contributed to the increase in selling expenses. The overall increase was partly offset by lower costs, such as reorganization costs resulting from severance payments.

General and administrative expenses. General and administrative expenses consist primarily of:

•	salaries, including the employer portion of social security and other payroll taxes, not allocated to other functional costs;

•	other overhead costs not allocated to manufacturing, research, development and selling;

•	external services, professional services and consultancy fees;

•	other general and administrative expenses, such as IT costs not allocated to other functional costs, communication and network expenses, insurance expenses and banking fees;

•	related depreciation and amortization;

•	expenses relating to our preparation to become a public company; and

•	until the completion of our IPO in 2010, expenses for our Management Equity Program, or MEP, an incentive program sponsored by our principal shareholder for some of our key management personnel.

The following table sets forth information on our general and administrative expenses for the periods indicated.

	Year Ended December 31,
	2011		2010
	in millions	% of revenues	in millions	% of revenues
Management Equity Program	$-	0.0	$-13.6	-0.8
Other general and administrative expenses	136.9	7.3	137.4	7.8
Total general and administrative expenses	$136.9	7.3	$123.8	7.0

Our total general and administrative expenses increased by $13.1 million, or 10.6% in 2011. Expressed as a percentage of revenues, total general and administrative expenses in 2011 increased to 7.3%, from 7.0% in 2010. The increase was attributable primarily to income from the MEP recognized in 2010. In 2010, we recorded a non-cash income of $13.6 million related to the MEP. Until our IPO, we recognized compensation expense (or income) relating to the MEP in general and administrative expenses. This expense (or income) was determined by a reference to a formula-based valuation of the shares in our company under the MEP. After our IPO, we were no longer required to recognize any charges or income related to the MEP as the MEP terminated on the date of the IPO. For more information relating to the MEP, see “Item 7. Major Shareholders and Related Party Transactions.”

In connection with our IPO, we implemented a Long-Term Incentive Plan, or LTIP, which provides for the award of unvested American Depository Shares, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions. Expenses related to the LTIP were $0.4 million in 2011 and $0.4 million in 2010, which are included in other general and administrative expenses.

Our general and administrative expenses other than those relating to the MEP decreased slightly by $0.5 million, or 0.4%, in 2011. Expressed as a percentage of revenues, other general and administrative expenses in 2011 decreased to 7.3%, from 7.8% in 2010. The decrease was largely caused by higher expenses related to our preparation to become a public company in 2010 and lower restructuring expenses in 2011. In 2010, we recorded expenses of $12.7 million in connection with our becoming a public company, principally related to legal advice and other external services. The other general and administrative expenses in 2011 reflected the headcount additions and additional costs associated with being a public company as result of our IPO. We have built up additional functions and hired personnel for departments necessary for a public company.

Research and development expenses. Research and development, or R&D, expenses consist primarily of:

•	salaries for R&D personnel, including the employer portion of social security and other payroll taxes;

•	external services;

•	consulting expenses associated with R&D activities;

•	depreciation and amortization of our R&D assets; and

•	other overhead and infrastructure cost associated with our R&D activities.

The following table sets forth information on our R&D expenses for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	102.4	5.5	87.5	5.0

Our R&D expenses increased by $14.9 million, or 17.0%, in 2011. This increase was driven by continued investments across all of our segments as we increased headcount in the research and development departments. We also increased the use of external services, including engineering consultants and research institutes, particularly in connection with development of Smart Offerings and products to take advantage of opportunities associated with global gasification trends. Expressed as a percentage of revenues, research and development expenses increased to 5.5% in 2011 from 5.0% in 2010.

Other operating income, net. Other operating income, net mainly includes foreign currency exchange gains and losses and bad debt expenses. The following table sets forth information on other operating income, net for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income, net	3.4	0.2	2.1	0.1

The increase in other operating income is mainly due to decreased bad debt expenses, partly offset by lower foreign currency exchange gains of $0.1 million in 2011 compared to gains of $2.9 million in 2010.

Interest expense, net. The following table sets forth information on interest expense, net for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	40.6	2.2	57.7	3.3

Interest expense, net decreased by $17.1 million, or 29.6% to $40.6 million in 2011 from $57.7 million in 2010. This decrease resulted mainly from positive changes in the fair value of our interest rate swaps. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $10.1 million in 2011 compared to an increase in the liability of $5.0 million in 2010.

Other income, net. The following table sets forth information on other income, net for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	4.7	0.3	3.0	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas. The increase by $1.7 million, or 56.7% to $4.7 million in 2011 from $3.0 million in 2010 was driven mainly by higher income from equity accounted investees and dividends from investments.

Loss on extinguishment of debt.  The following table sets forth information on loss on extinguishment of debt for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Loss on extinguishment of debt	13.4	0.7	2.4	0.1

In the second quarter of 2011, we refinanced all of the outstanding indebtedness under our old SFA, which resulted in the repayment of principal and the termination of the old SFA. The refinancing resulted in a $13.4 million second quarter non-cash charge to write off unamortized debt issuance cost associated with the old SFA. This charge is presented as loss on extinguishment of debt in the statement of operations. In 2010, we recognized $2.4 million of incremental financing fees relating to repayments under the old SFA in connection with our IPO. For further information see Note 14 to the consolidated financial statements contained elsewhere in this annual report.

Income tax expense. The following tables set forth information on our income tax expense for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	33.5	1.8	29.4	1.7

	Year ended December 31,
	2011	2010
	%	%
Effective Tax Rate	23.8	24.7

Our income tax expense increased by $4.1 million, or 13.9%, to $33.5 million in 2011 primarily as a result of higher income. Our effective tax rate differs from a combined German corporate and trade tax rate of 30.15% due to the effects of favorable discrete items such as the change in the Company’s assessment of the recoverability of deferred tax assets attributable to tax loss carryforwards of the Spanish and Argentinean subsidiaries.

We expect, assuming other conditions do not change, that our average tax rate excluding the effect of any discrete items will stabilize in the low thirties, taking into consideration the current level of earnings, the distribution of those earnings among various taxing jurisdictions, our business development based on our mid-term business plan and assuming no changes in tax laws.

Net income (loss) from discontinued operations. The following table sets forth information on net income (loss) from discontinued operations for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Net income (loss) from discontinued operations	-1.6	-0.1	2.6	0.1

In 2011, net income (loss) from discontinued operations decreased by $4.2 million to a loss of $1.6 million compared to 2010. In 2010, we released an accrued liability for expected purchase price adjustment of $2.6 million related to the sale of the heat treatment business. In 2007 we sold our furnace business and agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business. We were notified by the buyer in the third quarter of 2011 about a contingent loss that originated prior to the sale of the business and consequently recorded a loss of $0.7 million in the third quarter of 2011. We have settled this indemnification with the buyer and recorded an additional liability of $0.9 million in the fourth quarter of 2011. This is presented as loss from discontinued operations in 2011.

Net income. The following table sets forth information on net income for the periods indicated.

	Year Ended December 31,
	2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues
Net income	105.4	5.6	92.0	5.2

We recognized net income of $105.4 million in 2011 compared to net income of $92.0 million in the prior year period.

Results of Operations by Segment in the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water
	Year Ended December 31,
	2011	2010	2011	2010	2011	2010
	(in millions)
Total revenues	$1,079.9	$943.8	$451.8	$451.5	$369.0	$383.9
thereof to external customers	1,079.0	941.4	430.4	437.7	359.6	380.2
thereof to other segments	1.0	2.3	21.4	13.8	9.4	3.7
Segment profit	$256.4	$230.2	$48.2	$55.9	$18.6	$35.4

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing the segments, assessing results internally, and allocating internal resources. This methodology may be different than that of other companies, and thus may not be comparable to similar measures reported by other companies.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. For further information regarding our segment results and changes we have made to the segment profit calculation commencing in 2011, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

Gas

Revenues. In 2011, our gas segment revenues increased by $136.1 million, or 14.4%, to $1,079.9 million in 2011 from $943.8 million in 2010. On a constant currency basis, gas segment revenues increased by 10.5%.

Gas segment revenues benefited from the growing global trends of gasification in energy markets, the promotion of cleaner fuels and technologies, and the trend toward highly efficient, energy-saving technologies. These trends drove many energy markets in the natural gas and gas-related business and translated into improved demand across the commercial, industrial and residential sectors, positively impacting the gas utilization product portfolio and the commercial and industrial sector for gas metering products. Revenues were higher in most major markets in which we operate, particularly in Western Europe and, to a lesser extent, in North America and Eastern Europe.

Strong performance of all product lines in the gas utilization product portfolio, including process heat and heat-control systems, contributed to the results, as these product groups benefited from higher demand in 2011. In particular, revenues from our heat-control systems and related services increased due to a higher demand for residential products. The first half of 2011 was characterized by economic recovery in certain industries that drove improved demand for our gas utilization products. Additionally, industrial end-users in Europe, and to a lesser extent in Asia and North America, increased capital expenditures in this period compared to 2010. The revenue increase was supported by the promotion of cleaner, energy-efficient technologies that drove improved demand for these products in 2011.

In 2011, demand for the majority of our gas metering product lines also improved. In respect of our C&I gas meters, we experienced a significant upswing in demand for our C&I Smart Offerings largely driven by a large project in Europe, as well as improved demand for rotary meters. In addition, gas segment revenues from metering-related services and electronic products benefited from buoyant conditions in most major markets and investment in European gas infrastructure. Gas metering strength was offset partly by lower demand for standard residential meters, particularly in Europe. Gas infrastructure project revenue declined in 2011 as a significant Asian project was substantially completed in 2010.

North American markets also contributed to revenue growth in 2011. During this period we increased our revenues from residential gas meters, particularly through the combination of third-party AMR communication modules with Elster meters. Improved demand for C&I gas meters and gas metering-related services also contributed to North American results. This was offset by a decline in demand for gas distribution products, which generated considerable project-related revenues in 2010.

Segment profit. Our gas segment profit increased by $26.2 million, or 11.3%, to $256.4 million in 2011 from $230.2 million in 2010. Segment profit margin decreased slightly to 23.7% in 2011 from 24.4% in 2010. On a constant currency basis, gas segment profit increased by 7.4%.

The segment profit increase was driven primarily by revenue growth, which was offset partly by higher raw material prices and a product mix shift in North America.

Gas segment profit in 2011 includes $5.4 million in income from participations from segments of the Elster Group other than the gas segment, which decreased by $3.5 million from $8.9 million in 2010.

Electricity

Revenues. In 2011, our electricity segment revenues remained flat, increasing by $0.3 million, or 0.1%, to $451.8 million from $451.5 million in 2010. On a constant currency basis, our revenues decreased by 1.8%.

We recorded higher revenues in Europe as utilities increased investments in electric metering infrastructure both in Western and Eastern Europe. This drove increased deliveries of our Smart Offerings, although most utilities are still at early stages of deployment. Revenue growth in Latin America, Africa and Asia also had a positive impact on electricity segment revenue, though the latter two to a lesser extent.

The increase was partly offset by lower revenues in North America. The North American revenue decrease is attributable primarily to a number of projects completing in 2010, with many of our new project deployments being delayed into late 2011 and beyond. Toward the end of 2010, we observed that some of our customers in North America were moving more deliberately with their evaluation processes for Smart Grid projects due to economic uncertainties and fiscal constraints. This trend has persisted, creating a longer sales cycle, and it impacted electricity segment revenues negatively in 2011. Project delays in the Middle East and lower sales in Oceania also reduced revenues. In late 2011, we increased our revenues compared to the first months of 2011, driven considerably by multiple projects in the small- and mid-size utility segment in North America.

Segment profit. Our electricity segment profit decreased by $7.7 million, or 13.8%, to $48.2 million in 2011 from $55.9 million in 2010. The segment profit margin decreased by 1.7 percentage points to 10.7% from 12.4% in 2010. On a constant currency basis, our segment profit decreased by 14.7%.

Drivers of the decrease in segment profit include higher costs associated with continued investments in new product development, further upgrades of our EnergyAxis system, and new variants of our AS 300 European residential meter platform, which include different communication modules. In addition, we recorded expenses related to new product implementations. The expansion of our sales force, which focused particularly on marketing our Smart Offerings in Europe, Latin America and North America, also resulted in higher selling expenses in 2011.

Water

Revenues. In 2011, water segment revenues decreased by $14.9 million, or 3.9%, to $369.0 million from $383.9 million in 2010. On a constant currency basis, our revenues in the water segment decreased by 8.0%.

Revenues decreased in North America, where municipal spending slowed down particularly in the United States as a result of the economic uncertainty and tighter municipal budgets. These factors contributed to a considerable reduction in project-related revenues compared to 2010. In the Middle East and North Africa, we recorded lower revenues as a large contract was concluded in 2010. Moreover, the uncertain political environment and the resulting effect on infrastructure spending negatively impacted our revenues in the Middle East and North Africa. In contrast, we recorded strong growth mainly in Western Europe, particularly for our volumetric residential product portfolio, where utilities’ investment grew, and we also benefited from increased revenues from our Smart Offerings. Despite strong year-over-year water segment growth in 2011 in Western Europe, economic uncertainty in several countries led to a more challenging environment in Western Europe in the fourth quarter of 2011. Our revenues in Oceania were positively impacted by project-related demand for residential meters and Smart Offerings.

Segment profit. The segment profit in our water segment decreased by $16.8 million, or 47.5%, from $35.4 million in 2010 to $18.6 million in 2011. The segment profit margin decreased by 4.2 percentage points to 5.0% in the year ended December 31, 2011, from 9.2% in the year ended December 31, 2010. On a constant currency basis, our water segment profit in 2011 decreased by 51.1% to $17.3 million compared to 2010.

Drivers of the decrease in segment profit in 2011 compared to 2010 include the effects of reduced volumes, which affected the operational leverage, and a less favorable geographic and product mix. Strong competitive pricing in several markets, due to the lower volumes, as well as higher prices for raw materials, also adversely impacted margins. In the second quarter of 2011, we recorded a number of charges that were discrete to that quarter. Continued business overhead and operational spend controls assisted in mitigating some of these effects.

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

In 2010, the substantial increase in our water segment and gas segment revenues were partially offset by a decline in our electricity segment revenues. In our gas segment, revenues increased by $44.0 million, or 4.9%, from $899.8 million to $943.8 million, as the demand for gas products increased considerably in the second half of 2010 due to the positive economic trends in several regions in which we operate. On a constant currency basis, revenues in our gas segment increased by 7.7%. Revenues in our water segment increased by $28.0 million or 7.9%, from $355.9 million to $383.9 million. We benefited from major projects in which we were deploying products in 2010 in the Middle East, North America and Asia, particularly during the second and third quarters of 2010. On a constant currency basis, revenues in our water segment increased by 6.5%. Revenues in our electricity segment decreased slightly by $1.6 million, or 0.4%, from $453.1 million to $451.5 million. Uncertainty regarding the availability of stimulus money in the United States in the first half of 2010, extended customer evaluation periods of some of our customers in the second half of 2010 and the finalization of major projects in the Middle East in 2009 in volumes that did not repeat in 2010 were the main drivers in the decrease of our electricity segment revenues. This was to a certain extent offset by a significant upswing in revenues in Western Europe in 2010 compared to 2009, largely due to the expansion of our Smart Offerings in 2010 following an acquisition in late 2009. On a constant currency basis, revenues in our electricity segment decreased by 1.7%.

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

	Year Ended December 31,
	2010	2009
	(in millions)
North America
United States	$467.1	$448.0
Other North America	102.8	111.2
Total	$569.9	$559.2
International
Germany	239.0	256.0
Europe outside Germany	550.4	510.5
Other	400.0	369.4
Total	$1,189.4	$1,135.9
Total	$1,759.3	$1,695.1

Cost of revenues. Our cost of revenues consists principally of expenses relating to:

•	direct and indirect costs of raw materials and components;

•	salaries, wages and indirect costs of labor, including the employer portion of social security and other payroll taxes;

•	temporary employees;

•	warranty expenses;

•	other overhead and infrastructure expenses to the extent these relate to our manufacturing;

•	related depreciation and amortization; and

•	restructuring charges to the extent they relate to our manufacturing.

The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	1,208.6	68.7	1,191.3	70.3
Gross profit	550.8	31.3	503.8	29.7

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

General and administrative expenses. General and administrative expenses consist primarily of:

•	salaries, including the employer portion of social security and other payroll taxes, not allocated to other functional costs;

•	until the completion of our IPO, expenses for our Management Equity Program, or MEP, an incentive program sponsored by our principal shareholder for some of our key management personnel;

•	expenses relating to our preparation to become a public company;

•	other overhead costs not allocated to manufacturing, R&D and selling;

•	IT costs not allocated to other functional costs;

•	external services, professional services and consultancy fees;

•	banking fees; and

•	related depreciation and amortization.

The following table sets forth information on our general and administrative expenses for the periods indicated.

	Year Ended December 31,
	2010		2009
	in millions	% of revenues	in millions	% of revenues
Management Equity Program	$-13.6	-0.8	$-33.3	-2.0
Other general and administrative expenses	137.4	7.8	170.3	10.1
Total general and administrative expenses	$123.8	7.0	$137.0	8.1

Our general and administrative expenses decreased by $13.2 million, or 9.6% in 2010. The decrease in general and administrative expenses was mainly due to lower expenses for external consultants and advisors relating to the preparation of our IPO. In 2010, expenses for the preparation to become a public company amounted to $12.7 million, compared to $22.9 million in 2009. Although our IPO took place in late 2010, much of the preparatory work took place in 2009.

In 2010, a non-cash gain of $13.6 million related to the MEP (compared to a $33.3 million gain in the prior year) also affected the development of general and administrative expenses. Until our IPO, we recognized compensation expense (or income) relating to the MEP in general and administrative expenses. This expense (or income) was determined by reference to a formula-based valuation of the shares in our company under the MEP. Since the completion of our IPO, we are no longer required to recognize any charges or income related to the MEP. For more information relating to the MEP, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Additionally, in 2010 we incurred lower IT project costs, which decreased by $6.7 million to $1.9 million in 2010 from $8.6 million in 2009. At the time of our acquisition, we inherited an IT system that was fragmented, hindering the implementation of our improvement objectives and our smart metering strategy. Therefore, we decided to begin to harmonize and simplify our IT and communication systems. In addition, we incurred costs relating to an outsourcing project for our IT infrastructure in 2009 and 2010. For further information see “Item 4. Information on the Company—Information Technology.”

Lower strategy development costs also contributed to the decrease of general and administrative expenses. They declined by $3.3 million to $0.3 million in 2010 from $3.6 in 2009. In 2009, we initiated a number of market and strategy studies and continued many that we had begun in 2008, including the preparation of a report on our industry that we commissioned to assist us in formulating our business plan and in anticipation of our IPO. Our strategy development costs in 2010 are related to the update of the market study.

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

Under our old senior facilities agreement, or SFA, which was terminated in the second quarter of 2011, we initially made drawings through our U.K. subsidiary denominated in both euro and pounds sterling. With respect to the U.K. subsidiary's euro-denominated drawing and because the functional currency of the U.K. subsidiary is the pound sterling, that subsidiary was required to mark changes in the value of its euro-denominated liability to the lenders to the market value of the euro, expressed in pounds sterling, periodically as the exchange rate of euro for pounds sterling changed. With respect to the pound sterling-denominated drawing, in 2008, Elster Holdings GmbH made an inter-company loan, denominated in pounds sterling, to its U.K. subsidiary in an amount that permitted the U.K. subsidiary to repay a portion of amounts drawn under the pound sterling-denominated tranche of the SFA. As a consequence, Elster Holdings GmbH was required to mark the changes in value of its pound sterling-denominated loan to its U.K. subsidiary to the market value of the euro, expressed in pounds sterling, periodically as the exchange rate of euro for pounds sterling changed. These attributes of our group financing structure led us to recognize a foreign exchange rate gain of $0.6 million in 2010 and $11.5 million in 2009.

In order to reduce the volume of foreign currency exposure at the level of the U.K. subsidiary (with respect to that subsidiary's euro-denominated debt) and at the level of Elster Holdings GmbH (with respect to its pound sterling-denominated inter-company loan to the U.K. subsidiary), our U.K. subsidiary sold three of its subsidiaries in 2009 and 2010, located in Spain, South Africa and Australia, to Elster Holdings GmbH as part of a project to simplify our legal structure, for an aggregate consideration of €65.6 million. Following our IPO, $53.8 million of the amounts outstanding under our SFA were repaid, of which $9.6 million related to a repayment of the pound sterling-denominated tranche and $44.2 million related to the repayment of the euro-denominated tranches.

Interest expense, net. The following table sets forth information on interest expense, net for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	57.7	3.3	55.4	3.3

Interest expense, net increased by $2.3 million, or 4.2%, from $55.4 million in 2009 to $57.7 million in 2010. This increase resulted mainly from negative changes in the fair value of our interest rate swaps. In addition, we faced increased guarantee expenses as we utilized the bonding facility under the old SFA to a larger extent in 2010 as compared to 2009.

Loss on extinguishment of debt.  The following table sets forth information on loss on extinguishment of debt for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Loss on extinguishment of debt	2.4	0.1	0.0	0.0

In 2010, we recognized $2.4 million of incremental financing fees relating to repayments under the SFA in connection with our IPO. For further information see Note 14 to the consolidated financial statements contained elsewhere in this annual report. As the 2011 write-off of financing fees associated with the refinancing was presented as a separate line item in the statement of operations as loss on extinguishment of debt, this comparative amount in 2010 has been reclassified accordingly.

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

In 2010, we recorded a gain from the release of a provision in connection with a disposal as described in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Net income. The following table sets forth information on net income for the periods indicated.

	Year Ended December 31,
	2010		2009
	in $ millions	% of revenues	in $ millions	% of revenues
Net income (loss)	92.0	5.2	52.3	3.1

We recognized net income of $92.0 million in 2010 compared to net income of $52.3 million in the prior year period.

Results of Operations by Segment in the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water
	Year Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in millions)
Total revenues	$943.8	$899.8	$451.5	$453.1	$383.9	$355.9
thereof to external customers	941.4	898.1	437.7	445.1	380.2	352.0
thereof to other segments	2.3	1.7	13.8	8.0	3.7	3.9
Segment profit	$230.2	$204.0	$55.9	$60.4	$35.4	$30.4

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

Segment profit. The segment profit in our water segment increased by $5.0 million, or 16.4%, from $30.4 million in 2009 to $35.4 million in 2010. The segment profit margin increased by 0.7 percentage points, from 8.5% in the twelve months of 2009 to 9.2% in the year ended December 31, 2010. On a constant currency basis, our water segment profit increased by 14.1% to $34.7 million in 2010 compared to 2009.

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

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations and borrowings under our multicurrency revolving credit facility and the proceeds from the issuance of our Senior Notes in April 2011. Our cash flows can be volatile and are sensitive to various factors, including changes in working capital requirements and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Cash flows from operating activities	$191.7	$141.3	$119.6
Net cash flow from (used in) investing activitites	-44.1	-28.0	-43.0
Net cash flow from (used in) financing activitites	-282.0	25.4	-77.4
Effect of exchange rate fluctuations on cash held	2.0	2.1	2.0
Cash and cash equivalents at the end of the period	84.0	216.3	75.4

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

We recognized an operating cash inflow of $191.7 million in 2011, as compared to an operating cash inflow of $141.3 million in 2010. The key drivers of the change were primarily higher revenues at improved gross margins. This was to a certain extent offset by higher working capital requirements driven by the increase in our revenues.

In 2011, we recognized a net cash outflow of $44.1 million for investing activities, compared to a cash outflow of $28.0 million in 2010. The main drivers of the increase were higher capital expenditures of $48.3 million as compared to $42.4 million in 2010, and lower proceeds from disposals. In 2011, the capital expenditures were to a significant extent attributable to our investments in the enhancement and expansion of our Smart Offerings and capabilities to take advantage of opportunities associated with global gasification trends. The capital expenditures also related to our replacement of our production equipment and IT infrastructure.

Our cash outflow from financing activities was $282.0 million in 2011, as compared to an inflow of $25.4 million in 2010. This outflow was predominantly driven by repayments of our bank borrowings. As a result of the refinancing of our debt in April 2011, we have more flexibility to pay down our debt. Net repayments were $252.5 million in 2011. The cash outflow was also driven by payments in relation to our refinancing and dividend payments to noncontrolling interests. In 2010, the IPO proceeds, net of offering costs, of $153.3 million were predominantly used for the repayment of a portion of our borrowings outstanding under the old SFA and a shareholder loan. In addition, net proceeds from bank borrowings were $22.7 million in 2010.

Our cash and cash equivalents decreased by $132.3 million to $84.0 million at December 31, 2011 compared to December 31, 2010, a decrease of 61.2%. At December 31, 2010, we had cash and cash equivalents of $216.3 million.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

We recognized an operating cash inflow of $141.3 million in 2010, as compared to an operating cash inflow of million in 2009. The key drivers of the change were primarily higher revenues at improved gross margins. This was to a certain extent offset by higher working capital driven by the increase in our revenues.

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

Capital Requirements

We require capital primarily to:

•	finance our operations;

•	make scheduled interest payments;

•	make planned capital expenditures; and

•	settle contingencies, if and when they occur.

We expect to meet these requirements through:

•	cash flow generated from operations;

•	cash and cash equivalents on hand;

•	available undrawn credit facilities; and

•	capital market and other financing transactions in which we may engage in the future.

We believe that our working capital is sufficient for our present requirements. As of December 31, 2011, we had no material commitments for capital expenditures. In connection with our reinvestment program, which our Administrative Board authorized early in 2012, we estimate that our capital expenditures will be approximately $35 million through the end of 2014. The estimated capital expenditures are consistent with the level of capital expenditures that would otherwise have been required for operations and sites that will be consolidated in the program. For further information regarding our reinvestment program, see “— Key Factors Affecting Our Results of Operations- Focus on Efficiency in Our Global Manufacturing and Supply Functions.”

Contractual Obligations

The following table sets forth information on our contractual obligations by due date.

	As of December 31, 2011
	Total	Less than 1 Year	1 to less than 3 Years	3-5 Years	More than 5 Years
	(in millions)
Debt obligations	$579.7	$6.1	$11.1	$239.0	$323.5
Capital lease obligations	0.1	0.1	0.0	0.0	0.0
Operating lease obligations	18.5	5.2	8.1	3.6	1.6
Purchase obligations	0.1	0.1	0.0	0.0	0.0
Income tax payables	42.1	25.2	6.0	8.1	2.8
Total	$640.5	$36.7	$25.2	$250.7	$327.9

Contractual obligations for our debt obligations do not include future interest payments. Payments for pension and other long-term employee benefits are not included in the table above. Please refer to Note 13 to the consolidated financial statements contained elsewhere in this annual report for detailed information on expected payments on our German and foreign employee benefit plans.

Off-Balance Sheet Transactions

We do not have any off-balance sheet arrangements other than operating leases relating to real estate, computer equipment and vehicles and derivatives. These arrangements are not material.

Debt structure

Refinancing

On April 21, 2011 we refinanced all of the outstanding indebtedness under our old SFA, which resulted in the repayment of principal of $866.6 million and the termination of the SFA. The funds used to repay the SFA consisted of $109.4 million in available cash, $359.1 million of funds from the issuance of €250 million of senior notes due in April 2018, or Senior Notes, and $398.1 million of funds drawn from a new multicurrency revolving credit and bank guarantee facilities agreement, or RCF. The €590 million RCF includes a syndicate of 13 banks and matures in April 2016.

Multicurrency revolving credit facility and multicurrency revolving letter of guarantee facility

Structure. The RCF comprises:

•	a multicurrency revolving credit facility in a maximum aggregate amount of €450 million (facility A);

•	a multicurrency revolving letter of guarantee facility in a maximum aggregate amount of €140 million (facility B).

Availability. Facility A is available for general corporate purposes, including acquisitions, and we used facility A in part for the refinancing of the SFA. We also may use facility A for bank guarantees for general corporate purposes. Facility B may be used for bank guarantees for general corporate purposes (provided that credit guarantees may be used only in a limited amount), and we used facility B in part to roll in bank guarantees outstanding under the SFA.

Interest rates and fees. Loans granted under facility A bear interest at a rate equal to an applicable margin plus either EURIBOR, in the case of euro denominated loans, or LIBOR, in the case of other currency denominated loans, plus mandatory costs to cover the cost of compliance with the requirements of the Bank of England and the Financial Services Authority or the European Central Bank, as applicable. For utilization of bank guarantees under either facility, we are required to pay commissions at a rate equal to the margin applicable to the respective facility. The applicable base margin for borrowings as of December 31, 2011 is 2.00% per annum in respect of facility A and 1.50% per annum in respect of facility B.

The applicable base margin rates for both facilities are subject to adjustment each quarter based on our leverage ratio, defined in the RCF as our consolidated total net debt to adjusted consolidated EBITDA (each as defined in the RCF), in respect of the rolling 12 month period ending on the last day of the relevant quarter.

The table below sets out the range of ratios and the related margin percentage per annum for each facility.

Leverage ratio	Facility A Margin	Facility B Margin
	in %	in %
Greater than 3.00:1	2.75	2.25
Less than or equal to 3.00:1 and greater than 2.50:1	2.25	2.00
Less than or equal to 2.50:1 and greater than 2.00:1	2.00	1.50
Less than or equal to 2.00:1 and greater than 1.50:1	1.75	1.50
Less than or equal to 1.50:1	1.50	1.25

The table below contains the blended interest rate for the respective currency drawings under the RCF, taking into account the applicable margin, LIBOR and EURIBOR and the mandatory costs, if any, as of December 31, 2011.

Facility A - RCF drawings since refinancing	Blended interest rate as of December 31, 2011
in %
Principal: EUR	3.31
Principal: GBP	2.66
Principal: USD	2.22

In addition, if we fail to pay any amount payable on the due date for loans granted under facility A, interest shall accrue on the overdue amount from the due date until the date of actual payment with an additional 1.0% added to the applicable margin.

In addition, for utilization of bank guarantees, we are required to pay an issuing bank fee and handling fees as applicable. There are also customary commitment fees at a rate per annum equal to 35% of the then applicable margin for the relevant facility on each lender's available commitment under the relevant facility during its availability period. In addition, there is a utilization fee of 0.25% per annum when more than 50% of the aggregate amount of facility A is in use.

Guarantees. The obligations of the borrowers under the RCF are guaranteed by Elster Group SE (Germany) and each of Elster GmbH (Germany), Elster International GmbH (Germany), Elster Asia GmbH (Germany), Elster Holdings US, Inc. (Delaware, United States), Elster American Meter Company, LLC (Delaware, United States), Elster Perfection Corporation (Delaware, United States), Elster Solutions, LLC (Delaware, United States), Elster Holdings UK Limited (England), Elster Metering Limited (England), Elster S.A.S. (France), Elster Holdings Netherlands B.V. (The Netherlands), Elster-Instromet B.V. (The Netherlands), Elster N.V. (Belgium), EnergyICT N.V. (Belgium), Elster s.r.o. (Slovakia), Elster Medición S.A. (Spain), Elster Medição de Energia Ltda. (Brazil) and Elster Medição de Àgua S.A. (Brazil). Subject to certain limitations set forth in the RCF, each existing and subsequently organized or acquired subsidiary that contributes at least five% to our adjusted consolidated EBITDA must become a guarantor, if they are not already. If the aggregate adjusted consolidated EBITDA of all guarantors represents less than 70% of our adjusted consolidated EBITDA, additional subsidiaries must be added as guarantors to reach the threshold. This coverage must be maintained during the term of the RCF.

The obligations under the RCF are unsecured.

Term, Repayment and Cancellation. The RCF has a five-year term and will expire on April 8, 2016. We will be able to voluntarily cancel facilities in whole or part or prepay amounts we borrow under the facilities (subject to break costs).

Change of control. If any shareholder or shareholders acting in concert (other than funds advised by CVC Capital Partners) beneficially own at least 30% of our share capital, a lender (subject to giving notice and expiry of certain notice periods) may cancel its commitment and require repayment of its participation in the RCF.

Certain covenants and undertakings. The RCF contains a number of additional undertakings and covenants that, among other things, restrict subject to certain exceptions, our and our subsidiaries’ ability to:

•	grant liens or security interests on their assets;

•	sell, transfer or dispose of their assets;

•	incur financial indebtedness;

•	acquire interests in the share capital of any person or business;

•	enter into certain joint ventures or transfer assets or provide guarantees for the benefit of a joint venture;

•	make loans or grant credit;

•	grant guarantees;

•	enter into mergers or consolidations;

•	distribute dividends (with respect to the company only) unless the maximum amount of the proposed dividend would not exceed an amount equal to 50% of Elster Group SE’s net income on an unconsolidated basis;

•	change the nature of our business; and

•	enter into non-arm’s length transactions.

We are permitted, among other things, to dispose of current assets (Umlaufvermögen) in the ordinary course of business without restriction, and shares, businesses and fixed assets representing not more than 7.5% of the total consolidated assets of our company in any financial year. No restrictions on investments in acquisitions and joint ventures apply up to €50 million in any financial year, and no restrictions on investments in acquisitions apply if our leverage ratio as defined in the RCF is less than or equal to 3.00:1 (for any acquisition completed in the 2011 financial year of Elster Group SE) or 2.50:1 (for any acquisition completed thereafter), in each case taking into account on a pro forma basis the effects of the contemplated acquisition (but being permitted to exclude a portion of the respective consideration in an amount of up to €50 million).

In addition, we are required to maintain compliance with a maximum leverage ratio and a minimum interest coverage ratio. The maximum leverage ratio measures our consolidated total net debt to adjusted consolidated EBITDA (as such terms are defined in the RCF). We are required to maintain a leverage ratio of 3.50:1 or less for testing periods ending on or before December 31, 2011, 3.25:1 or less for testing periods ending after December 31, 2011 but on or before December 31, 2012 and 3.00:1 or less for testing periods ending thereafter.

The interest coverage ratio measures the ratio of our adjusted consolidated EBITDA to consolidated total net cash interest expense (each as defined in the RCF). We are required to maintain a ratio of at least 4.00:1.

Events of default. The RCF contains customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

•	non-payment of principal or interest;

•	violation of covenants or undertakings;

•	representations, warranties or written statements being untrue;

•	cross-default and cross-acceleration relating to indebtedness of at least €20 million;

•	certain liquidation, insolvency, winding-up or bankruptcy events;

•	creditors’ process and attachment;

•	invalidity and unlawfulness; and

•	material adverse change.

Upon the occurrence of an event of default under the RCF, the lenders will be able to terminate the commitments and declare all amounts, including accrued interest, due and payable and take certain other actions, such as demanding cash cover with respect to all bank guarantees then outstanding.

Senior Notes

Overview. The Senior Notes were issued by our finance subsidiary Elster Finance B.V., are unsecured and are guaranteed by our company and those of its subsidiaries that are guarantors under the RCF. The Senior Notes have a coupon of 6.25% per annum, payable semi-annually, and may be redeemed by us prior to maturity at specified redemption prices or upon certain changes in withholding taxes.

Certain covenants and undertakings. The Senior Notes contain a number of covenants that, among other things, restrict subject to certain exceptions, the and our subsidiaries’ ability to:

•	issue or incur additional debt;

•	declare or pay any dividends on or make any distribution on our capital stock, purchase or redeem any shares of our capital stock and make certain investments (we may make such restricted payments, among other things, out of up to 50% of the consolidated adjusted net income we generate from January 1, 2011, if we are not in default under the Senior Notes and our fixed charge coverage ratio is higher than 2:1 at such time);

•	enter into certain non-arm’s length transactions with affiliates;

•	grant liens on our assets unless the Senior Notes are also secured by such assets;

•	dispose of assets;

•	impose restrictions on the ability of subsidiaries to pay dividends or to make other payments; and

•	consolidate or merge with or into another entity or sell, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of our company.

Change of control. The terms of the Senior Notes will require us, in the event of a change of control of our company, to make an offer to each holder of the Senior Notes to repurchase all or any part of such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. A change of control will occur, among other things, if a person or group (other than investment funds (or persons controlled by such funds, including Rembrandt) advised by CVC Capital Partners) becomes the beneficial owner of more than 50% of the voting power in our company.

Events of default. The Senior Notes include customary events of default, including certain cross acceleration and cross payment defaults, the occurrence of which would enable the holders to declare the Senior Notes due and payable.

Research and Development

Research and development is a high priority for our business, with a particular focus on new product development. We manage our research and development programs in coordination with product management. As of December 31, 2011, we had 656 employees working in research, design and development in various locations, mainly in Europe and in the United States.

Our research, design and development activities are focused mainly on the next generation of new products. Our new product pipeline encompasses a range of products and technology, with a focus on enhancing our existing product lines and developing new offerings. We seek to develop higher functionality premium products, such as solid state residential and C&I meters that provide enhanced communications features. In addition, we focus on maintaining competitiveness in more mature markets through reduced cost designs. We aim to implement this strategy by minimizing material content and process costs, for instance by moving from brass or bronze basing to polymer housings and standardizing mechanical and electronic registers to common platforms.

For our Smart Offerings, we are continuing to develop and offer a range of options, adapted to local market requirements and regulations, to move data to and from meters. A significant part of our investments are directed towards our EnergyAxis offerings. We believe that our research and development projects reflect an understanding of changes in customer demand, by focusing on, in addition to our Smart Offerings, features to improve our manual-read meters, including enhanced accuracy, durability under varying conditions and price. We continue to strengthen our gas product portfolio with product offerings such as our C&I ultrasonic meters, volume correctors or gas chromatography, to capture opportunities from gasification trends. We intend to continue to invest in research and development in order to continue to meet our customers' demand for Smart Grid, gasification and other energy efficiency solutions.

Projects and Backlog

Our Requests for Proposal Activity

Given the worldwide drive to enable Smart Grid automation across gas, electricity, and water meter settings, we participate in pilot projects as described in Item 4. Information on the Company — Marketing, Sales and Distribution and Project Management. In addition, we are in the process of larger scale AMI rollouts for two utilities, Arizona Public Service Company and Salt River Project, and of several AMI rollouts at mid-sized utilities.

Our Total Backlog and Our Total Contracted Future Revenues

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of December 31, 2011 was $480.5 million, compared to $454.2 million as of December 31, 2010. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we categorize as backlog). At December 31, 2011, our total contracted future revenues were more than $1,010 million compared to approximately $915 million as of December 31, 2010. While part of this increase was due to the higher total order backlog driven by our electricity segment, the majority of the increase was attributable to higher additional contract revenues in our gas segment, which was driven in particular by awarded contracts for gas utilization products. In 2011, additional contract revenues included orders that we expect under several of our existing framework contracts for our gas utilization products in the short-term and particularly in the mid-term. In total, we saw increases of our total contracted future revenues in our gas and electricity segments, slightly offset by a decrease in our water segment.

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

We have identified the following accounting policies and the related assumptions, estimates and uncertainties as those that we believe are essential to an understanding of the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results and the related risks.

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

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13 “Multiple-Deliverable Revenue Arrangements,” or ASU 2009-13, which sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered, and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements,” or ASU 2009-14, which addresses the accounting for revenue arrangements that contain both hardware and software elements. ASU 2009-14 modified the scope of the software revenue guidance to exclude software that is sold with a tangible product if the software and non-software components function together to provide the product's essential functionality. ASU 2009-13 eliminates the requirement to have vendor specific objective evidence (VSOE), or third-party evidence being available, in multiple element transactions to divide the deliverables into separate units of accounting.

We early adopted these accounting standards for our December 31, 2010 consolidated financial statements filed on Form 20-F with the Securities and Exchange Commission on March 10, 2011. These standards were applied prospectively as of January 1, 2010 for all new and materially modified contracts with customers that combined multiple deliverables, such as products to be delivered and services to be rendered. Upon adoption of the new standards, we concluded that substantially all of these arrangements were excluded from the scope of software revenue recognition guidance.

Under the accounting standards for revenue recognition, we allocate the total consideration for all elements to each separable element based upon the estimated relative selling price of each element. The selling price for a deliverable is based on its VSOE, if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third party evidence are available.

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

As a result of this change in accounting policies for revenue recognition in 2010, revenues for the year ended December 31, 2010 were approximately $17.1 million higher than revenues would have been using the previous accounting policies for revenue recognition. The increase in revenue results from shipments of products, mainly electricity meters, for contracts entered into after January 1, 2010 that relate to contracts with customers containing undelivered elements for which Elster Group was unable to establish VSOE under the previous standards. Under the accounting policies used prior to the adoption of the new pronouncements, we were precluded from recognizing revenue for delivered elements, such as meters and hardware, because we could not establish VSOE for project management services that had not been rendered. Accordingly, certain multiple-element arrangements were accounted for as a single unit of accounting and revenue was not recognized until the final element, typically services, was delivered. Pursuant to the new accounting guidance, as long as we are able to estimate the relative selling price for all elements (including for outstanding services), we do not have to establish VSOE to be able to recognize revenue on delivered elements. Accordingly, revenue is recognized for new or materially modified contracts after January 1, 2010 when an element is delivered and depending on the specific contract, several units of accounting are separately recorded as revenue. As a result, revenue recognition for delivered elements is no longer delayed under the new pronouncements as compared to the previous policy.

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

Calculation of Warranty Provisions

We offer warranties on our hardware products. We accrue the estimated cost of warranty claims based on historical and projected product performance trends and costs. We test our new products before the product launch in an effort to identify and mitigate potential warranty issues prior to manufacturing. We also conduct continuing quality control efforts during manufacturing. If our testing and quality control efforts fail to detect a fault in one of our products or if our expectations of warranty claims are too optimistic, our warranty accruals may turn out to be insufficient. If an unusual trend is noted, an additional warranty accrual may be assessed and recorded when a failure is probable and the cost can be reasonably estimated. We continually evaluate the adequacy of the warranty provisions and make adjustments when necessary. The warranty reserve may fluctuate due to changes in estimates for material, labor and other costs we may incur to repair or replace projected product failures. As of December 31, 2011, our accruals for warranty provisions totaled $29.7 million, compared to $31.6 million as of December 31, 2010.

Valuation of Inventories

We value our inventories at the lower of cost or market value using the average cost method. Inventories include raw materials and supplies, sub-assemblies and work in progress, finished goods and goods for resale. Inventory amounts include the cost to manufacture the item, such as the cost of raw materials and labor and other applied direct and indirect costs. As of December 31, 2011 and 2010, we had inventory of $163.1 million and $154.5 million, respectively. We review the recoverability of inventory based on regular monitoring. We review our inventory for marketability and determine whether certain inventories are obsolete. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below the original cost, the inventory value is reduced to the market value.

Goodwill and Intangible Assets

Goodwill and intangible assets usually arise in business combinations. At December 31, 2011, goodwill was $919.1 million compared to $937.0 million at December 31, 2010. The decrease was caused by changes in exchange rates.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”), which amends the guidance in ASC 350-20, “Intangibles — Goodwill and Other – Goodwill”. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. We elected to early adopt this guidance for the 2011 goodwill impairment test performed in the fourth quarter. The adoption of this guidance did not affect our consolidated financial statements.

On an annual basis, we test goodwill for impairment as of December 31 unless there is an event which would trigger the requirement to test goodwill for impairment at an earlier date. The goodwill impairment test begins with a qualitative assessment to determine if a reporting unit’s fair value is more likely than not less than the carrying amount. If we determine that the fair value is more likely than not less than the carrying amount, or we decide to bypass the qualitative assessment for a reporting unit, the goodwill is tested for impairment under the two-step valuation test. The first step of the valuation test is to estimate the fair value of the reporting unit and compare the estimated fair value to the reporting unit’s carrying value. If the fair value is less than the carrying value, a second step is performed to determine the implied goodwill value by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of the goodwill, as calculated, is less than the carrying amount of the goodwill, an impairment charge is recorded for the difference.

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

The 2011 annual goodwill impairment test did not result in an impairment charge at any of the reporting units. We do not believe that any reporting unit is currently at risk of its fair value falling below the carrying amount of the reporting unit, except for the Water reporting unit.

Goodwill of $155.3 million is allocated to the Water reporting unit at December 31, 2011. The Water reporting unit had an excess fair value of 8% above its carrying value. We used a discounted cash flow analysis to estimate the fair value for the impairment test and the key assumptions were the estimates of future cash flows, the terminal growth rate applied to the cash flows, and the weighted average cost of capital, or WACC, used to discount the cash flows. The method and assessment used to determine the future cash flows is described in the preceding paragraphs and we applied a terminal growth rate of 2% to these estimated cash flows. The WACC is based on calculating the cost of equity and cost of debt for a selected peer group at December 31, 2011 using observable financial market data and applying a risk premium for the cost of equity. These costs are then weighted based on the peer group debt-to-equity ratio and resulted in a WACC of 10.22%. We have not recorded any goodwill impairment charges to date but there could be goodwill impairment charges necessary in the future based on the development of certain events or circumstances including the following: the actual cash-flow development at a lower level than the planned cash-flows based on our estimates and assumptions; the ability to successfully implement the reinvestment program within the Water reporting unit (see further information on the reinvestment program in Key Factors Affecting Our Results of Operations); negative changes in the market demand and economies within the regions we operate; developments in the equity and bond markets that result in an increase to the WACC used in the goodwill impairment test; and a decline in our market capitalization that could impact the goodwill impairment test.

Intangible assets. Separately acquired intangible assets are measured at cost. The cost of intangible assets acquired in a business combination is their estimated fair value on the date of the acquisition.

Intangible assets with indefinite useful lives are tested for impairment at least annually as of December 31 and a review is performed to determine whether the indefinite life assumption continues to be appropriate. Any changes to the indefinite useful life assumption are recognized prospectively by amortizing the asset over its estimated remaining useful life. Certain trade names acquired in business combinations have been established many years ago, are being used by us and are expected to provide an economic benefit in the form of a competitive advantage for an indefinite period of time.

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

The corporate bodies of an SE are determined in its Articles of Association. In addition to the shareholders' meeting, an SE with its registered seat in Germany may elect to have either a two-tiered governance system, comprising a supervisory board and a management board, or a single-tiered governance system comprising solely an administrative board (Verwaltungsrat). The Articles of Association of our company provide for a single-tier governance system, with our Administrative Board as the governing body, directing the business of the company, establishing the general principles for its activities and supervising their implementation.

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

German Corporate Governance Code

The German Corporate Governance Code (Deutscher Corporate Governance Kodex), or Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended in May 2010. The Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The Governance Code aims at making the German corporate governance system transparent and understandable. The Governance Code contains corporate governance recommendations and suggestions with respect to shareholders and the general shareholders' meeting, the management board and supervisory board, transparency, accounting policies and audits. There is no duty to comply with the recommendations or suggestions of the Governance Code. The German Stock Corporation Act only requires listed companies to issue an annual declaration that either states that the company has complied with Governance Code recommendations, or lists the recommendations that the company has not complied with and explains its reasons for deviating from the Governance Code recommendations. In addition, in this annual declaration, a listed company is also required to declare whether it intends to comply with the recommendations or list the recommendations with which it does not plan to comply in the future. These declarations have to be made accessible to shareholders at all times. We issued our most recent declaration of conformity in December 2011. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Governance Code need not be disclosed. We believe that the Governance Code applies to us, although we note that its provisions are primarily drafted with a view to the two-tier corporate governance system typical in Germany and to companies whose shares are listed on German stock exchanges. Consequently, not all provisions will be applicable to our company.

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

In addition, since 2011 the supervisory board (Aufsichtsrat) of Elster GmbH, one of our direct subsidiaries, not only comprises representatives of German employees, but also an employee representative who is an employee of another Elster group company and an employee representative who represents a trade union represented at our group and designated by the European Metal Workers’ Federation. The employee participation established at Elster GmbH replaced the employee participation on the supervisory board of former Elster Holdings GmbH in accordance with the abovementioned Employee Participation Agreement, because Elster Holdings GmbH was merged into Elster Group SE with effect as of July 15, 2011 to simplify our group structure. In the Employee Participation Agreement, we agreed to appoint nominees of the employees to fill half the seats on Elster GmbH's supervisory board. The supervisory board of Elster GmbH elects both a chairman and a deputy chairman from among its members. In case of a tie the chairman’s vote, or, if the chairman does not participate in the passing of the resolution, the deputy chairman’s vote is decisive.

General Meeting of Shareholders

A general meeting of the shareholders of our company may be called by the Administrative Board. The annual shareholders' meeting must take place within the first six months of a financial year. Shareholders representing in the aggregate at least 5% of our shares may also request that a meeting be called. Our shareholders' meeting must be held in Germany.

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

Our Articles of Association provide that our Administrative Board will consist of a minimum of five and a maximum of ten members. Currently, our Administrative Board consists of nine members in total, of whom Mr. Simon Beresford-Wylie is also one of our three Managing Directors (Chief Executive Officer, or CEO). The remaining eight are non-managing members. With the appointment of Ms. Jill Smith and Mr. Clayton Brendish as independent directors to our Administrative Board by our annual shareholders’ meeting on May 25, 2011, the size of our Administrative Board increased from seven to nine members.

The members of the Administrative Board are appointed by our shareholders' meeting by a simple majority of the votes cast. There is no share ownership requirement to qualify as a member of the Administrative Board. According to our Articles of Association, the regular term of office of members of our Administrative Board is approximately four years. However, the shareholders may determine a shorter term of office. Members of our Administrative Board may be reappointed. In addition, German law does not require the majority of our Administrative Board members to be independent and neither our Articles of Association nor the rules of procedure for our Administrative Board provide otherwise. The shareholders' meeting may remove an Administrative Board member at any time by a three-quarters super-majority of the votes cast, coupled with a resolution, also adopted by a three-quarters super-majority of the votes cast, to the effect that the shareholders have no confidence in the suitability of the member to continue in office. Members of the Administrative Board are entitled to resign from their office for any reason on one month's notice to the Administrative Board, or without prior notice if a compelling reason exists.

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

Name	Age	Function	Term Expires	Principal Occupation

Simon Beresford-Wylie	53	Chief Executive Officer	2013	CEO of Elster Group SE

Clayton Brendish	64	Non-Managing Member	2013	Board Member

Michael Cannon	59	Non-Managing Member	2014	Board Member

John Delucca	68	Non-Managing Member	2014	Board Member

Howard Dyer	62	Chairman	2013	Chairman of Elster Group SE

Gregor Hilverkus	40	Non-Managing Member	2013	Managing Director of CVC Capital Partners

Steven Koltes	55	Non-Managing Member	2013	Managing Partner of CVC Capital Partners

Jill Smith	53	Non-Managing Member	2013	Board Member

Marc Strobel	45	Deputy Chairman	2013	Partner of CVC Capital Partners

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

Mr. Clayton Brendish, CBE, currently serves as non-executive chairman of Anite plc and SThree plc. He is also a non-executive director of Herald Investment Trust. He is a trustee of Economist Newspapers and a former trustee of the Foundation for Liver Research. Prior to his retirement in May 2001, Mr. Brendish was executive deputy chairman of CMG having joined the board when it acquired Admiral plc. He was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an adviser to the British Government on the efficiency of the Civil Service. Mr. Brendish holds degrees as Bachelor of Science and a Master of Science and received a degree as Doctor of Science - Honoris Causa from the City University of London. He holds certifications as a Chartered Engineer, Fellow of the British Computer Society and Companion of the Chartered Management Institute.

Mr. Michael Cannon is retired after a 35 year career in high technology companies. Mr. Cannon served at Dell as President, Global Operations from February 2007 until his retirement in 2009, and as a consultant to the company from 2009 until 2011. Prior to joining Dell, Mr. Cannon was the Chief Executive Officer of Solectron Corp, a $12 billion electronic manufacturing services company, which he joined as CEO in 2003. From July 1996 until joining Solectron, Mr. Cannon served as the Chief Executive Officer of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at IBM. Mr. Cannon studied Mechanical Engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School. Mr. Cannon has served on the Board of Directors of Adobe Systems, a software company, since 2003 and on the Boards of Directors of Seagate Technology LLC and Lam Research Corporation since February 2011.

Mr. John J. Delucca currently serves as a director, as chairman of the audit committee and as a member of the compensation committee of Endo Pharmaceuticals, Inc. as a director and as chairman of the audit committee of The Elliot Company, a subsidiary of Ebara Corporation, and until 2010 was a director and chairman of the audit committee of ITC Deltacom and director and chairman of the audit committee and member of the nominating and governance committee of Tier Technologies, as well as historically serving on many other boards of directors. Mr. Delucca served as Executive Vice President and Chief Financial Officer of REL Consultancy Group from 2003 until 2004, Executive Vice President, Finance and Administration, and Chief Financial Officer of Coty, Inc. from 1999 to 2002 and as Senior Vice President and Treasurer of RJR Nabisco, Inc. from 1993 to 1998. Mr. Delucca also has served as Managing Director and Chief Financial Officer of Hascoe Associates; President and Chief Financial Officer of the Lexington Group; and Managing Director of The Trump Group. Mr. Delucca received a BA degree in Business Administration from Bloomfield College and an MBA from Fairleigh Dickinson University.

Mr. Howard Dyer has been the Chairman of Elster Group since 2005 and also served as interim CEO of the Elster Group until November 2009. Mr. Dyer is also the Chairman of the Minit Group. He previously served as Chairman of New Look Group Limited, CEO of Hamleys plc, Executive Chairman and CEO of Ascot plc and a non-executive director of Asprey plc. Mr. Dyer was the CEO of the North America division and director of Williams Holdings plc. He previously worked at Alcan as the commercial director of its extrusions division in the United Kingdom and managing director of its foil division in the United Kingdom. He is certified in production engineering by Oxford Brookes University.

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

Mr. Gregor Hilverkus is a Managing Director of CVC Capital Partners. He joined CVC in 2001, having previously worked as Co-Founder and CFO of the media and music company Ecapella.com GmbH in Cologne and with J.P. Morgan in Mergers & Acquisitions. Mr. Hilverkus studied Business Administration and holds a degree from the Otto Beisheim School of Management (WHU), Koblenz, Germany. In addition to his involvement in our company and his acting as a non-executive director of our parent company Rembrandt Holdings S.A., Mr. Hilverkus serves as a non-executive member of the board of Gabriel Investment S.à r.l. and Gabriel Holdings S.à r.l., companies related to the investment made by funds advised by CVC in Evonik Industries, as well as Tension Holding S.A. which is currently in liquidation.

Ms. Jill Smith until recently served as the chairman of the board of directors and CEO of DigitalGlobe, Inc., a leading provider of satellite information products and services to commercial and government customers globally. Ms. Smith was previously president and CEO of eDial, a collaboration software company, and CEO of SRDS, L.P., a private publishing and printing company, as well as COO of Micron Electronics, Inc., a direct PC manufacturer and marketer. Additionally, Ms. Smith co-founded and led Treacy & Company, LLC, a consulting and boutique investment business. Ms. Smith’s earlier professional experience includes executive positions at Sara Lee Corporation and vice president at Bain & Company. She earned a master’s degree in business administration from the MIT Sloan School of Management.

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

Audit and Compliance Committee

Our Audit and Compliance Committee, which we refer to as our Audit Committee, is currently comprised of non-managing members of the Administrative Board. Our Audit Committee carries out the functions typically carried out by the audit committee of a U.S. company. Pursuant to the Articles of Association and the rules of procedure of our Audit Committee, these are in particular:

•	preparing the decisions of the Administrative Board concerning approval of our company's annual financial statements, including review of the financial statements, our annual reports, our Managing Directors' proposal for the recommendation of the Administrative Board to the shareholders' meeting regarding how our profits (if any) should be allocated and the reports of our independent auditors;

•	reviewing the interim financial statements of our company that are made public or filed with any securities regulatory authority;

•	handling auditor independence issues, preparing the resolution of our shareholders' meeting to mandate our auditor and approving any services by the auditor;

•	handling risk management issues and supervising the risk management system;

•	establishing and maintaining procedures pursuant to which our employees can report to the Audit Committee, on an anonymous and confidential basis, complaints regarding our accounting and auditing practices, and enacting rules pursuant to which complaints we receive from third parties will be reported to the Audit Committee;

•	approving related party transactions, as described in “Item 7. Major Shareholders and Related Party Transactions;”

•	discussing any flaws relating to our internal control systems, as reported by the Administrative Board to the Audit Committee; and

•	monitoring our bookkeeping and recording procedures.

Subject to certain limited exceptions, each member of the Audit Committee must be independent according to the following criteria:

•	no member of the Audit Committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member's capacity as a member of the Administrative Board or any of its committees; and

•	no member of the Audit Committee may be an “affiliated person” of our company or any of its subsidiaries except for such member's capacity as a member of the Administrative Board or any Board committee, for this purpose, the term “affiliated person” means a person that directly or indirectly controls or is controlled by, or possesses (directly or indirectly) the power to direct or cause the direction of the management (whether through the ownership of voting securities, by contract or otherwise).

We refer to any member of our Administrative Board who meets these criteria as “independent” or as an “independent director.”

Currently, the members of the Audit Committee are Mr. Cannon, Mr. Delucca (Chairman) and Ms. Smith who are all independent directors.

 Compensation Committee

Our Compensation Committee currently consists of Mr. Cannon (Chairman), Mr. Delucca and Mr. Dyer. Two members of the Compensation Committee are independent. Pursuant to our Articles of Association and the rules of procedure that the Administrative Board has adopted for the Compensation Committee, the Compensation Committee carries out in particular the following functions:

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

Nomination and Corporate Governance Committee

In accordance with our Articles of Association, our Administrative Board has established a Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee consists of at least three non-managing members of the Administrative Board. Pursuant to our Articles of Association and the rules of procedure that the Administrative Board has adopted for the Nomination and Corporate Governance Committee, the Nomination and Corporate Governance Committee carries out in particular the following functions:

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

Our Managing Directors conduct the daily business of our company in accordance with applicable laws, our Articles of Association and the rules of procedure for the Managing Directors adopted by the Administrative Board. Our Administrative Board may also issue binding instructions to the Managing Directors. The Managing Directors are in general responsible for the management of our group and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, they have the primary responsibility for:

•	the preparation of our annual financial statements and our report on relations with affiliated companies;

•	the making of a proposal for the Administrative Board's recommendation to our shareholders' meeting on how our profits (if any) should be allocated; and

•	regular reporting to the Administrative Board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

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

The following actions may be taken by our Managing Directors only with the prior express authorization of our Administrative Board, including an approval of the majority of the non-managing members of the Administrative Board:

•	the acceptance of our overall business plan and annual budget;

•	the incurrence of indebtedness in excess of €20 million or granting of any security interest in that amount in any individual transaction or series of related transactions by our company or any of its subsidiaries, other than pursuant to the RCF;

•	the entry into, termination of, amendment of or waiver under any contract (including employment contracts) or other arrangement between (a) our company or any subsidiary and (b) any member of the Administrative Board or any person or legal entity that is affiliated with or otherwise closely connected to a member of the Administrative Board;

•	the acquisition or disposal of a company, a business, assets or real estate with a value in excess of €20 million in any individual transaction or series of related transactions by our company or any subsidiary, unless contained in an annual approved budget; and

•	the entering into capital expenditure commitments in excess of amounts contained in an approved annual budget, if that commitment exceeds €5 million in any individual case or exceeds €10 million in total.

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

The following table lists our current Managing Directors and their ages and functions.

Name	Age	1st appointment	Function

Simon Beresford-Wylie	53	2010	Chief Executive Officer

Christoph Schmidt-Wolf	56	2010	Chief Financial Officer

Thomas Preute	44	2010	Chief Legal Officer

Mr. Christoph Schmidt-Wolf will leave our company at the end of March 2012 after more than six years as Chief Financial Officer, or CFO, of Elster Group SE. Mr. Schmidt-Wolf will be succeeded as Chief Financial Officer by Mr. Rainer Beaujean. Mr. Beaujean, who is 43 years old, joined Elster on February 1, 2012 and will formally take over as Chief Financial Officer from Mr. Schmidt-Wolf in early March 2012, thereby providing for a two month transition period. It is also intended to propose the appointment of Mr. Beaujean as member of our company's administrative board to the next annual general meeting.

The following is a summary of the business experience of both our current Managing Directors and our future Chief Financial Officer, other than that of Mr. Beresford-Wylie, whose business experience is summarized under “—Administrative Board” above:

Mr. Christoph Schmidt-Wolf has been Elster's Chief Financial Officer since 2005. Prior to that he was the Chief Financial Officer of Tenovis from 2003 to 2004 and then Vice President for Finance in Europe of Avaya in 2005. Mr. Schmidt-Wolf also served as Chief Financial Officer of Stepstone ASA from 1999 to 2001 and worked as a management consultant in 2002. Previously he worked in various financial roles at Compaq, including Controller for the EMEA region, from 1988 to 1999 and at Hewlett Packard from 1983. Mr. Schmidt-Wolf has a degree in Industrial Engineering and Management from the Technical University of Darmstadt in Germany. Mr. Schmidt-Wolf was appointed as liquidator of the Management KG.

Mr. Thomas Preute became a Managing Director in 2010. He has been Elster's Chief Compliance Officer since 2007 and General Counsel and Vice President since 2003, when he joined Ruhrgas Industries GmbH. He previously worked as head of corporate law at E.ON Ruhrgas AG, in private legal practice and at Commerzbank AG in private banking. Mr. Preute studied law at the Universities of Freiburg, Hamburg and Munich, Germany, and holds a doctoral degree in law (Dr. iur.) from Augsburg University in Germany. He was appointed as liquidator of the Management KG.

Mr. Rainer Beaujean spent the past five years as Chief Financial Officer and member of the management board of Demag Cranes AG, one of the world’s leading providers of industrial cranes, crane components, mobile harbor cranes and port automation technology. Demag Cranes AG was an MDAX listed company on the Frankfurt stock exchange until it was taken over by Terex Industrial Holdings in August 2011. Prior to Demag Cranes AG, Mr. Beaujean served six years at T-Online International AG, Europe’s largest internet services provider, and the second largest worldwide. He was the Chief Financial Officer of T-Online International AG for four years before being appointed Chief Executive Officer. Mr. Beaujean left T-Online International AG after the merger with Deutsche Telekom AG in 2006. Mr. Beaujean started his business career with Deutsche Telekom AG, one of the world's leading telecommunications and information technology service companies. Mr. Beaujean worked in various senior finance functions at Deutsche Telekom before he was appointed as Chief Financial Officer of T-Online International AG.

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

Pursuant to Section 13 of our Articles of Association, we are applying the principles described below to compensation for the year ended December 31, 2011.

Each Administrative Board member is entitled to fixed annual remuneration in the amount of $125,000, payable in four equal installments. Payment of each installment will be effected within 15 days after expiration of the respective quarter. We refer to this remuneration as the member’s Base Annual Remuneration.

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

For our 2011 financial year, the individual members of our Administrative Board received or are entitled to receive the following compensation:

Name	Base salary	Chairman and committee fee	Deferred Compensation (1)	Total compensation
	in $
Simon Beresford-Wylie	0.00	0.00	0.00	0.00	(2)
Clayton Brendish	72,916.67	0.00	43,750.00	116,666.67	(3)
Michael Cannon	125,000.00	15,000.00	75,000.00	215,000.00
John Delucca	125,000.00	15,000.00	75,000.00	215,000.00
Howard Dyer	125,000.00	90,000.00	75,000.00	290,000.00
Gregor Hilverkus	125,000.00	0.00	75,000.00	200,000.00	(4)
Steven Koltes	125,000.00	0.00	75,000.00	200,000.00	(4)
Jill Smith	72,916.67	0.00	43,750.00	116,666.67	(3)
Marc Strobel	125,000.00	0.00	75,000.00	200,000.00	(4)
Total	895,833.34	120,000.00	537,500.00	1,553,333.34

(1)	These amounts will be used to purchase ADSs in 2012 for members of the Administrative Board. In accordance with our Articles of Association, the members of our Administrative Board will receive these ADSs after a period of four years.

(2)	Mr. Beresford-Wylie did not earn any compensation in connection with his role as member of our Administrative Board. He earned his compensation as a Managing Director. Please see “—Compensation of the Managing Directors” for more information.

(3)	Since Mr. Brendish and Ms. Smith were appointed at our annual shareholders’ meeting in May 2011, their compensation is presented as pro-rata-temporis figures for the seven-month period from June to December 2011.

(4)	We expect to pay the compensation earned by Messrs. Hilverkus, Koltes and Strobel for their services on our Administrative Board in 2011 to CVC Capital Partners. In addition, the deferred compensation earned by Messrs. Hilverkus, Koltes and Strobel will be used to purchase ADSs, which we expect will be transferred to funds advised by CVC Capital Partners following the four-year vesting period.

Total compensation paid to members of our Administrative Board for their services in 2011 amounted to $1,553,333.34. None of the members of our Administrative Board have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment. We did not accrue any amounts to provide pension, retirement or similar benefits to members of our Administrative Board in 2011.

Messrs. Hilverkus, Koltes and Strobel are compensated as employees of CVC Capital Partners and as part of their duties in that capacity, serve on our Administrative Board. We granted no loans or advance payments to members of our Administrative Board in 2011, nor did we enter into any guarantees or other commitments in their favor.

We have taken out directors and officers, or D&O, liability insurance with an appropriate deductible for the members of the Administrative Board.

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

Non-performance-related Components

The non-performance-related components consist of the base salary and other benefits. The Managing Directors receive a base salary which is paid in monthly installments and reviewed by the Administrative Board at regular intervals. Other benefits include the reimbursement of expenses and the monetary value of non-cash benefits such as company cars and insurance premiums, including payments, if applicable, of taxes on these benefits. Each Managing Director is entitled to certain non-performance-related components of compensation, but the amount varies depending on the individual Managing Director’s personal situation. Thomas Preute also receives pension benefits as part of his non-performance-related compensation. The service costs in 2011 for his pension benefits were €11,309.

Performance-related Components

Performance-related variable components for 2011 consisted of bonus payments and the company’s Long Term Incentive Plan, which we refer to as LTIP.

Bonus

The variable bonus component for each Managing Director is based on our business performance during the past financial year and is paid annually. The goals and conditions for payment of the bonus are specified by the Administrative Board annually. The annual bonus payment for financial year 2011, which was based on a target amount, was driven primarily by the achievement of a sales target, an adjusted EBITDA target and a working capital target. The bonus is aligned with the performance indicators that we use to steer the group. All Managing Directors are entitled to a bonus, but the amount varies depending on the individual Managing Director’s personal situation. In each case, the bonus is subject to a ceiling (cap), which is equal to a percentage of the Managing Director’s base salary and varies between the Managing Directors.

In effect as of the beginning of the financial year 2011, the Administrative Board modified the bonus system so that in 2011, 85% of the bonus of each Managing Director was driven by the achievement of financial indicators and 15% by the achievement of individual targets. The Administrative Board determined the individual targets for each Managing Director. Individual targets enable us to adequately reward the achievements of our Managing Directors.

Components with Long-Term Incentives

Our Managing Directors participate in our long-term incentive plan, or LTIP. For detailed information regarding the LTIP, please see “—Employees and Labor Relations—Employee Incentive Plans” below.

For the 2011 financial year, our Managing Directors received the following compensation:

Name	Base salary	Bonus		Other compensation		ADS awards		Total compensation
	in €
Simon Beresford-Wylie	850,000.00	345,804.96	(1)	19,259.50	(2)	0.00	(5)	1,215,064.46
Christoph Schmidt-Wolf	445,833.34	222,452.72	(1)	36,398.41	(3)	0.00	(5)	704,684.47
Thomas Preute	200,000.00	59,621.32	(1)	20,299.79	(4)	0.00	(5)	279,921.11
Total	1,495,833.34	627,879.00		75,957.70		0.00		2,199,670.04

(1)	This amount represents the accrued bonus for 2011. The bonus will be paid in 2012.

(2)	This amount represents €18,000.00 automobile allowance and €1,259.50 premium for accident insurance taken out by us for Mr. Beresford-Wylie.

(3)	This amount represents €18,000.00 automobile allowance, €18,000.00 housing allowance and €398.41 premium for accident insurance taken out by us for Mr. Schmidt-Wolf.

(4)	This amount represents €19,974.21 for a company car and €325.58 premium for accident insurance taken out by us for Mr. Preute.

(5)	In 2011 no ADS awards were granted under the company’s Long Term Incentive Plan.

The total compensation earned by our Managing Directors in 2011 was €2,199,670.04. The increase of the pension benefit obligations for Managing Directors was €11,309.00 and only relates to Mr. Preute. The amount of Mr. Preute’s pension entitlement is subject to the number of years of service of Mr. Preute. Therefore, the pension provisions relating to Mr. Preute’s pension entitlement are adjusted annually, whereas the annual increase of pension benefits is calculated by an external expert; these pension provisions currently amount to €141,775.00.

The compensation expense recognized in accordance with accounting standards in 2011 for the 674,440 LTIP awards granted in 2010 amounts to €56,441.09 for Mr. Beresford-Wylie, and €13,280.08 for Mr. Preute.

We granted no loans or advance payments to our Managing Directors in 2011, nor did we enter into any guarantees or other commitments in their favor.

We have taken out customary directors and officers, or D&O, liability insurance with an appropriate deductible for our Managing Directors.

Share Ownership

As of December 31, 2011, two of the current members of our Administrative Board, Messrs. Dyer and Beresford-Wylie, owned 1.43% and 0.54% respectively of our share capital. Since the Management KG, which formerly held 5.49% of our ordinary shares (corresponding to 6,201,888 ADSs) is currently under liquidation and, therefore, distributed its assets to its limited partners, Messrs. Dyer and Beresford-Wylie, who are limited partners of the Management KG, received a number of ADSs corresponding to the respective percentage of their limited partnership interests in the Management KG. For more information, see “Item 7. Major Shareholders and Related Party Transactions—The Management KG and Our Management Equity Program.” In addition, Messrs. Dyer, Hilverkus, Koltes and Strobel have financial and other relationships through Rembrandt, our principal shareholder. See “Item 7. Major Shareholders and Related Party Transactions.”

As of December 31, 2011, also those of our Managing Directors who are not members of our Administrative Board directly held shares in our company. Mr. Preute and Mr. Schmidt-Wolf owned 0.08% and 0.82% respectively of our share capital. For more information, please refer to “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Employees and Labor Relations

The following table contains the numbers, functions and geographic locations of our employees at the dates shown.

	As of December 31,
	2011	%	2010	%	2009	%
Function
Manufacturing, assembly and operation	4,361	62.4	4,387	63.0	4,369	63.8
Sales and Marketing	882	12.6	863	12.4	834	12.2
Research & Development	656	9.4	632	9.1	561	8.2
Packaging warehousing and supply management	417	6.0	419	6.0	436	6.4
Finance, controlling, accounting	281	4.0	289	4.2	284	4.1
Management	81	1.2	85	1.2	98	1.4
Other (IT, HR, etc.)	307	4.4	284	4.1	271	4.0
Total	6,985	100.0	6,959	100.0	6,853	100.0

Location
Europe	3,709	53.1	3,710	53.3	3,686	53.8
North America	2,232	32.0	2,082	29.9	1,853	27.0
Rest of World	1,044	14.9	1,167	16.8	1,314	19.2
Total	6,985	100.0	6,959	100.0	6,853	100.0

In addition to the employee totals above, we also use a number of temporary external employees in the United States and, in previous years, in South America, in connection with manufacturing activities. We also occasionally use temporary employees to assist us in ordinary course office functions. We had 515, 395 and 367 temporary external employees as of December 31, 2011, 2010 and 2009, respectively.

As an international company operating in more than 30 countries, we are subject to various labor regulatory regimes. In a number of our facilities, the employees are represented in works councils or labor unions. In 2011, we experienced one work stoppage in one of our facilities in Brazil which produces products for our water segment, affecting approximately 260 employees. The stoppage lasted four days. In 2009, we experienced one work stoppage in one of our facilities in France which produces products for our gas segment, affecting approximately 80 employees. Other than described above, we have not experienced any other material work stoppages in the last three years.

Employee Incentive Plans

 Long-Term Incentive Plan (LTIP)

In connection with our initial public offering in 2010, we implemented a long-term incentive plan, or LTIP, for certain members of our management. The LTIP is designed to encourage and reward executives for reaching targets based on our goals, and also to help strengthen ties between us and our employees. Under this program, participants are eligible to receive annual awards. We granted the first awards under the LTIP upon the completion of our initial public offering in September 2010. LTIP awards are conditional rights to receive ADSs, whereas the number of ADS we are authorized to issue to participants under the LTIP is limited to 7,405,000 ADSs over the term of the LTIP, i.e. until September 2020. Grants for the Managing Directors are resolved upon by our Administrative Board and grants to other employees are made by the compensation committee of our Administrative Board. In the financial year 2011 no grants were made under the LTIP.

The LTIP awards granted so far, i.e. the LTIP awards for the financial year 2010, will vest after four years (except for certain circumstances such as a change in control or takeover of our company), depending on our performance. The vesting of 50% of the LTIP awards will depend on total shareholder return at the end of the four-year period, measured against a comparison group of 30 other U.S.-listed companies. The vesting of the other 50% will depend on growth targets in our diluted earnings per share and will be determined over the four-year vesting period.

Except in limited circumstances such as retirement or termination, awards will lapse without vesting if an employee leaves the company.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the beneficial ownership of our company’s share capital as of December 31, 2011 by (i) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares), (ii) the public and (iii) the members of our Administrative Board and our managing directors individually. Our ADSs each represent one-fourth of an ordinary share.

We are not directly or indirectly owned or controlled by any foreign government.

	ADSs Owned
Name	Number		Percent
Rembrandt Holdings S.A. (1)	69,648,276		61.70

Nachtwache Reserve GmbH (2)(3)	531,025		0.47
The Howard Dyer ICG Trust (3)(4)	1,614,364		1.43
Christoph Schmidt-Wolf (3)	922,494	(6)	0.82
Simon Beresford-Wylie (3)	614,996		0.54
Thomas Preute (3)	92,249	(7)	0.08
Other MEP participants as a group (3)(5)	2,374,832		2.10
Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (the Management KG)	51,928		0.05

Public Shareholders	37,030,000		32.81

Total	112,880,164		100.00

(1)	Rembrandt Holdings S.A. is 100% collectively owned by CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P. and CVC European Equity Partners IV (E) L.P. CVC European Equity Partners IV (A) L.P. and CVC European Equity Partners IV (B) L.P. are managed by their general partner, CVC European Equity Partners IV (AB) Limited. CVC European Equity Partners (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. are managed by their general partner, CVC European Equity Partners IV (CDE) Limited. We refer to CVC European Equity Partners IV (AB) Limited and CVC European Equity Partners IV (CDE) Limited as the General Partners. Each of the General Partners acts as sole investment manager to the limited partnerships it manages and accordingly exercises voting and dispositive control over the shares held by those limited partnerships, including the shares of Rembrandt. The board of directors of each of the General Partners consists of the following individuals: Mark Grizzelle, Steven Koltes, Michael Smith, Jean McNutt, Brian Scholfield and Carl Hansen. These individuals are the natural persons who, in each case acting together in their capacities as members of the respective board of directors, possess voting and dispositive control over the shares held by the limited partnerships and the shares held by Rembrandt Holdings, S.A. The General Partners and directors disclaim beneficial ownership in the shares of our company.

(2)	Nachtwache Reserve GmbH is wholly owned by Rembrandt Holdings S.A. As such, the natural persons who possess voting and dispositive control over the shares held by Rembrandt Holdings S.A. are also the natural persons who possess voting and dispositive control over the shares held by Nachtwache Reserve GmbH. Please see footnote (1) to this table, above.

(3)	The ADSs held by these persons were formerly held by the Management KG and were distributed to these persons by the Management KG in connection with the liquidation of the Management KG. The 51,928 ADSs still held by the Management KG are intended to be sold to cover all expenses related to the distribution of the assets of the Management KG to its limited partners. The number of ADSs shown in the table for these entities/individuals arithmetically correspond to (i) their proportionate limited partnership interests in the Management KG (with the exception of the Howard Dyer ICG Trust whose ADSs correspond to the proportionate limited partnership interest in the Management KG of Mr. Howard Dyer) minus (ii) the proportionate number of ADSs corresponding to the fraction of distribution expenses which has to be born by the respective limited partner in relation to the percentage of its/his holdings of limited partnership interests.

(4)	The ADSs beneficially owned by Mr. Howard Dyer are held directly by the Howard Dyer ICG Trust, of which Mr. Howard Dyer is the beneficiary.

(5)	Other than the individuals named above, none of the members of our Administrative Board individually beneficially owns more than 1% of our outstanding ADSs.

(6)	Includes 307,498 ADSs held by Mr. Schmidt-Wolf’s spouse.

(7)	Includes 46,125 ADSs held by Mr. Preute’s spouse.

In addition to those Administrative Board members who directly hold shares in our company, Messrs. Hilverkus, Koltes and Strobel have an economic interest in shares held by funds advised by CVC Capital Partners. CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. collectively own 100% of Rembrandt Holdings S.A., which we refer to as Rembrandt.

CVC European Equity Partners IV (A) L.P. and CVC European Equity Partners IV (B) L.P. are managed by their general partner, CVC European Equity Partners IV (AB) Limited. CVC European Equity Partners (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. are managed by their general partner, CVC European Equity Partners IV (CDE) Limited. We refer to CVC European Equity Partners IV (AB) Limited and CVC European Equity Partners IV (CDE) Limited as the General Partners. Each of the General Partners acts as sole investment manager to the limited partnerships it manages and accordingly exercises voting and dispositive control over the shares held by those limited partnerships, including the shares of Rembrandt. The board of directors of each of the General Partners consists of the following individuals: Mark Grizzelle, Steven Koltes, Michael Smith, Jean McNutt, Brian Scholfield and Carl Hansen. These individuals are the natural persons who, in each case acting together in their capacities as members of the respective board of directors, possess voting and dispositive control over the shares held by the limited partnerships and the shares held by Rembrandt Holdings, S.A. The General Partners and directors disclaim beneficial ownership in the shares of our company. The General Partners are indirectly wholly-owned subsidiaries of CVC Capital Partners SICAV FIS S.A. Mr. Koltes’ spouse, Corinne Koltes-Sulzer, and each of Mr. Strobel and Mr. Hilverkus, hold a beneficial interest in minority shareholdings in CVC Capital Partners SICAV FIS S.A.

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

As of February 13, 2012, there were 28,220,041 of our shares outstanding, representing 112,880,164 of our ADSs. Of these ADSs, there were 6,228 registered holders of record of our ADSs with addresses in the United States and 170 holders of record of our ADSs with addresses outside of the United States.

We are not aware of any arrangements which may at a subsequent date result in a change of control of our company.

Under German law, for so long as Rembrandt holds more than 25% of the shares in our company, it will be in a position to block shareholder action on a variety of matters, such as:

•	a resolution not to give effect to existing shareholders’ preemptive rights in a capital increase;

•	any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets;

•	a change in the corporate form or business purpose of the company; or

•	the dissolution of our company.

Related Party Transactions

Since January 1, 2011, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and Employees” and the transactions we describe below.

The Management KG and Our Management Equity Program

In November 2006, our major shareholder, Rembrandt, created our Management Equity Program, or MEP, as a measure to align interests among our key management personnel, Rembrandt and our company. A number of members of our management, totaling 34 current employees, five former employees and one additional unrelated party, participated in the MEP by purchasing and holding limited partnership interests totaling 91.365% in Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG, a limited partnership organized under German law, which we refer to as the Management KG. The remaining 8.635% stake in the Management KG is held by Nachtwache Reserve GmbH, a limited liability company organized under German law, which is wholly-owned by Rembrandt.

Prior to completion of our initial public offering, or IPO, in October 2010, the Management KG held 10% of our company’s share capital. The MEP terminated on the date of our IPO after which the stake of the Management KG in our company decreased to 5.49% (corresponding to 6,201,888 ADSs). The limited partnership interests in the Management KG of the 40 individuals participating in the MEP (91.365%) corresponded to an aggregate of 5.02% of the ordinary shares in our company (5,666,379 ADSs) and the limited partnership interest in the Management KG of Nachtwache Reserve GmbH (8.635%) corresponded to an aggregate of 0.47% of the ordinary shares in our company (535,509 ADSs).

Since the MEP terminated on the date of our IPO, and a lock-up period agreed between the Management KG and the underwriters in our IPO ended on May 29, 2011, the partners of the Management KG, i.e. the participants of the MEP, adopted a resolution in July 2011 to dissolve the Management KG and to have the net liquidation proceeds distributed to its partners pro rata according to the amount of their limited partnership interests in the Management KG.

Messrs. Christoph Schmidt-Wolf and Dr. Thomas Preute were appointed as liquidators of the Management KG. Each of the liquidators was irrevocably instructed and authorized by the partners of the Management KG to represent and act on behalf of the Management KG to execute any and all acts, declarations and contracts necessary or appropriate in connection with the dissolution and liquidation of the Management KG.

In accordance with German law, it was further agreed that the partners of the Management KG should receive as liquidation proceeds the assets of the Management KG in kind, i.e., the ADSs held by the Management KG. Thus, the liquidators were authorized to distribute to the limited partners, on a pro rata basis, up to 6,150,000 out of the 6,201,888 ADSs held by the Management KG. It was also decided that the Management KG should keep 51,888 ADSs, which are intended to be sold at such time as the liquidators may elect in order to cover all expenses, including legal fees, related to the distribution of the assets of the Management KG and the delivery of ADSs to its limited partners. An aggregate of 6,149,960 ADSs were distributed to the participants of the MEP on a pro rata basis. The Management KG currently still holds 51,928 ADSs, or 0.05% of our company’s share capital, for the abovementioned purpose.

In the table below, we set forth information relating to those members of our Administrative Board and our Managing Directors who beneficially owned limited partnership interests in the Management KG, and the number and percentage of ADSs to which these limited partnership interests arithmetically corresponded before distribution of the assets of the Management KG.

Name	Percentage Holding of Limited Partnership Interests		Number of ADSs Corresponding to Holding of Limited Partnership Interests before Distribution of Assets	Percentage of ADSs Corresponding to Holding of Limited Partnerhip Interests before Distribution of Assets
Howard Dyer	26.25%		1,627,996	1.44%
Christoph Schmidt-Wolf	15.00	%(2)	930,283	0.82%
Simon Beresford-Wylie	10.00%		620,189	0.55%
Thomas Preute	1.50	%(3)	93,028	0.08%
Others, as a group (1)	38.62%		2,394,883	2.12%
Subtotal individual MEP participants	91.37%		5,666,379	5.02%
Nachtwache Reserve GmbH	8.63%		535,509	0.47%
Total	100.00%		6,201,888	5.49%

(1)	None of these individuals own limited partnership interests in the Management KG that arithmetically correspond to a proportion of the shares or ADSs in our company equal to 0.5% or more of our outstanding ordinary shares.

(2)	Approximately 33% of the limited partnership interest attributed to Mr. Schmidt-Wolf are held by him on behalf of his spouse, Mrs. Martina Schmidt-Wolf.

(3)	Approximately 50% of the limited partnership interest attributed to Mr. Preute are held by him on behalf of his spouse, Mrs. Christiane Preute.

The number and percentage of ADSs currently, i.e. after distribution of the assets of the Management KG to the participants of the MEP, held by these members of our Administrative Board and our Managing Directors are set forth in the table shown under “—Major Shareholders” above. The minor deviations of the figures provided there from the figures contained in the table appearing above are due to the fact that the Management KG withheld 51,928 ADSs, which are intended to cover all expenses related to the distribution of the assets of the Management KG.

Shareholder Indemnification Agreement

In May 2011, the German Federal Court of Justice ruled that the assumption of prospectus liability by a German stock corporation in a secondary offering of its securities constitutes an unlawful repayment of capital to the extent that the economic benefit received by the selling shareholder is not offset by the granting of adequate compensation by the selling shareholder. Under the court’s decision, an unlawful repayment of capital may only be avoided by the selling shareholder agreeing to reimburse the issuer for all costs incurred by it, and to indemnify the issuer for any liabilities assumed by it, in connection with the secondary offering.

On April 1, 2011, we entered into an intercompany agreement with Rembrandt in connection with the April 2011 secondary public offering of our ADSs by Rembrandt. Under the intercompany agreement, in consideration for our undertaking to comply with our obligations under the underwriting agreement relating to the offering, Rembrandt agreed to reimburse us for all costs incurred by us in connection with the offering (including legal fees and accountants’ fees) and to indemnify us for all liabilities assumed by us in connection with the offering, including liability under U.S. federal securities laws.

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

Item 8. Financial Information

You can find our Consolidated Financial Statements on pages F-1 through F-43.

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

Our former Ipsen furnace business has been subject to a number of claims relating to alleged asbestos exposure. Pursuant to the agreement under which we sold our Ipsen furnace business, we are required to indemnify the purchaser against present or future asbestos claims noticed to us by August 15, 2015, up to a maximum out-of-pocket amount for us of €15 million. The agreement under which we sold our Ipsen furnace business further provides that the amount of the indemnity be reduced by payments made to the purchaser under Ipsen's current or pre-existing insurance policies. We have covered the contingent liability arising out of this out-of-pocket maximum with an indemnity from our former owner, E.ON Ruhrgas AG, in an equal amount. In addition, according to our due diligence conducted at the time of the disposition, Ipsen's current and pre-existing insurance coverage is in excess of the €15 million amount. As a consequence, we do not believe that these cases will have a material adverse effect on our financial condition. At the time of the disposition, 14 cases were open, and 135 new claims have been subsequently notified. Of the 149 total claims notified, 71 have been dismissed.

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

Dividend Policy

We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends in the foreseeable future. Any recommendation by our Administrative Board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Our RCF prohibits us from proposing to our annual shareholders’ meeting the distribution of dividends for the preceding year in an amount exceeding 50% of our unconsolidated net income for that preceding year, determined in accordance with German GAAP. See “Item 5. Operating and Financial Review and Prospects—Debt Structure.” Our Senior Notes further restrict our ability to declare or pay any dividends on or make any distribution on our capital stock, purchase or redeem any shares of our capital stock and make certain investments. The indenture governing our Senior Notes permits us to make such restricted payments in certain circumstances, including, subject to certain conditions, out of up to 50% of the consolidated adjusted net income we generate from January 1, 2011, if we are not in default under indenture governing the Senior Notes and our fixed charge coverage ratio (as defined in the indenture governing the Senior Notes) is higher than 2:1 at such time.

We may also become subject to further debt instruments or other agreements that limit our ability to pay dividends.

Any distribution of dividends proposed by our Administrative Board requires the approval of our shareholders in a shareholders' general meeting. See “Item 10. Additional Information—Articles of Association,” which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Item 10. Additional Information—Taxation—German Taxation—German Taxation of Dividends” and “Item 10. Additional Information—Taxation—German Taxation—German Withholding Tax Refund for a U.S. Holder.”

Item 9. The Offer and Listing

ADSs representing our company's shares have traded on the New York Stock Exchange since September 30, 2010. The tables below set forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange.

	Price per Elster ADS share
	High	Low
	USD	USD
Quarterly highs and lows

2010
September 30, 2010	14.40	13.70
Fourth quarter	17.10	13.50

2011
First quarter	17.44	14.35
Second quarter	17.21	14.50
Third quarter	17.74	14.72
Fourth quarter	15.98	11.52

Monthly highs and lows

2011
August	17.55	14.90
September	17.74	14.72
October	15.98	14.29
November	15.45	11.52
December	14.00	11.76

2012
January	14.00	11.87
February (through February 28, 2012 )	15.16	13.55

On February 28, 2012, the closing sales price for our ADSs on the New York Stock exchange was USD 14.58.

Item 10. Additional Information

Articles of Association

The following summarizes the material rights of holders of the shares of our company under German and applicable EU corporate law and the material provisions of our Articles of Association. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association will be publicly available from the commercial register (Handelsregister) in Essen or electronically at www.unternehmensregister.de. An English convenience translation of our current Articles of Association is included as an exhibit to this annual report.

Share Capital

The issued share capital of our company consists of EUR 28,220,041.00 divided into 28,220,041 ordinary shares (Namensaktien) with a nominal value of EUR 1.00 per ordinary share.

Authorized Capital

Under the German Stock Corporation Act (Aktiengesetz), which in this context also applies to a German SE, a stock corporation’s shareholders’ meeting (Hauptversammlung) can authorize the management board, or, as the case may be, the management board (Vorstand) and the supervisory board (Aufsichtsrat), or, as the case may be, the managing directors (geschäftsführende Direktoren) and the administrative board (Verwaltungsrat) of a German SE with a single-tiered governance system, in each case acting jointly, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter.

On September 30, 2010, our shareholders’ meeting resolved to amend the Articles of Association of our company to authorize the Managing Directors to increase the share capital with the Administrative Board’s consent against contributions in cash or in kind (or a combination thereof) (Authorized Capital 2010). The Managing Directors may use these authorizations until September 30, 2015 to issue new ordinary registered shares with a nominal value of €1.00 per ordinary share in one or more tranches for any legal purpose in an aggregate amount of up to €12 million. In case of a capital increase against contribution in cash all of our existing shareholders would have preemptive rights to subscribe for these new shares in proportion to the number of shares each shareholder holds in our then existing share capital. However, our Managing Directors may exclude the shareholders’ preemptive rights with the consent of the Administrative Board in the following circumstances:

•	to the extent that new shares must be granted to holders of subscription warrants or convertible bonds that we or any company in which we have a direct or indirect majority holding have issued, in accordance with the terms of issuance of such warrants or convertible bonds;

•	if (i) the new shares represent 10% or less of the existing share capital when the authorized capital or issuance or the new shares is registered in the commercial register and (ii) the issue price of the new shares is not considerably lower than the stock exchange price at that time of the shares in our company (based on the price of our ADSs on the NYSE and on an exchange rate to be set in the Administrative Board’s resolution approving the share issuance); or

•	to the extent necessary to avoid balancing out fractional amounts.

If we conduct a capital increase against contributions in kind, our Managing Directors may exclude the shareholders’ preemptive rights with the consent of the Administrative Board.

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

On September 30, 2010, our shareholders’ meeting passed a resolution to conditionally increase our share capital by up to €7 million through the issuance of up to 7 million ordinary registered shares with a nominal value of €1.00 per ordinary share (Conditional Capital 2010). This conditional capital may only be used in connection with an issuance of convertible bonds or bonds with subscription warrants attached to be issued on or before September 30, 2015.

This resolution became effective upon its entry into the commercial register on October 1, 2010.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preemptive right to subscribe for new shares to be issued by the corporation in proportion to the number of shares it holds in the corporation’s existing share capital. This also applies to an SE that is incorporated in Germany. These rights, however, do not apply to shares issued out of conditional capital. The German Stock Corporation Act only allows the exclusion of preemptive rights in limited circumstances, including those enumerated above with respect to our authorized capital. For an SE incorporated in Germany, at least three quarters of the votes cast at the relevant shareholders’ meeting must vote for such exclusion. In addition to approval by the shareholders’ meeting, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding shareholders’ preemptive rights outweighs the shareholders’ interest in their preemptive rights and may be subject to judicial review.

Shareholders' Meetings and Voting Rights

A meeting of the shareholders of our company, or shareholders’ meeting, may be called by the Administrative Board. Shareholders representing in the aggregate at least 5% of our share capital may request that a shareholders’ meeting be called. This request must be in writing and must describe the purpose and the justification of such shareholders’ meeting. Our shareholders’ meeting must be held in Germany.

Under German law and the Articles of Association of our company, our company must publish invitations to shareholders’ meetings in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) at least thirty days before the last day on which the shareholders must notify our company that they intend to attend the meeting.

Shareholders representing in the aggregate at least 5% of our share capital or owning shares with an aggregate nominal value of at least €500,000 may also request the addition of one or several items to the agenda of any shareholders’ meeting. The request must contain an explanation or a proposal for a resolution. The request must be in writing and addressed to our registered office at least thirty days prior to the date of such meeting.

Under German law, shareholders have no right of access to the corporate records of a stock corporation or SE with its registered seat in Germany. Access to information from the company—except for any information disclosed as required by law—is generally limited to a shareholder’s right to demand information from management during the shareholders’ meeting to the extent necessary to evaluate a particular item of the agenda and to vote the shares at the shareholders’ meeting. Information which is provided to a shareholder in such capacity outside the shareholders’ meeting must, upon request, in a shareholders’ meeting also be provided to all other shareholders even if such information is not necessary to evaluate a particular item of the agenda.

Shareholders who are registered in the share register may participate in and vote at the shareholders’ meeting. A notice by a shareholder of its intention to attend a shareholders’ meeting must be given to our company at least six days (or a shorter period, if so determined by our Administrative Board) before the meeting, not counting the day of notice and the day of the meeting.

Under German law, shareholders may only exercise their voting rights and resolve on corporate matters in a shareholders’ meeting and may generally not exercise their vote through written consents. However, according to our company’s Articles of Association the Administrative Board may permit shareholders to participate directly in a shareholders’ meeting without being present in person or represented by a proxy and to exercise some or all of their rights, in whole or in part, through electronic means. In addition, the Administrative Board may permit shareholders to cast their votes in writing or by electronic means in lieu of participating in the shareholders’ meeting. Furthermore, shareholders may engage representatives to exercise their voting rights on their behalf. Authorization of proxies, revocation of proxy authorization and proof of proxy authorization vis-à-vis the company must be furnished in text form as defined in Section 126b of the German Civil Code. In addition, German law does not permit cumulative voting. Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

In certain cases, a shareholder can be prevented from exercising its voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.

Each ordinary share carries one vote at a meeting of the shareholders. Resolutions are generally passed with a simple majority of the votes cast. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of at least 75% of the share capital represented in connection with the vote taken on that resolution. However, this is generally interpreted to require a majority of at least 75% of the votes actually cast. The majority required for some of these resolutions may also be lowered by the Articles of Association.

Although our company must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the applicable German statutory or European law nor the Articles of Association of our company have a minimum quorum requirement. This means that holders of a minority of our shares could potentially control the outcome of resolutions.

According to the Articles of Association of our company, resolutions to amend the Articles of Association may be passed only by at least a super-majority of 75% of the votes cast unless mandatory law provides otherwise. Pursuant to German statutory law, the 75% super-majority requirement also applies to the following matters:

•	the exclusion of preemptive rights in a capital increase;

•	capital decreases;

•	the creation of authorized capital or conditional capital;

•	dissolution of the company;

•	a merger (Verschmelzung) with another company or another corporate transformation;

•	a transfer of all or virtually all of the assets of our company; and

•	the conclusion of any domination agreement (Beherrschungsvertrag), profit and loss transfer agreement (Ergebnisabführungsvertrag) or similar inter-company agreements.

Dividend Rights

Shareholders participate in profit distributions in proportion to the number of shares they hold.

Under German law, our company may declare and pay dividends only from the profits as they are shown in our company’s unconsolidated annual financial statements prepared in accordance with applicable German law.

Liquidation Rights

If our company is liquidated, any liquidation proceeds remaining after all of the liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law.

Repurchase of Our Own Shares

We may not acquire our own shares unless authorized by the shareholders’ meeting or in other very limited circumstances set out in the German Stock Corporation Act. The shareholders’ meeting may not grant a share repurchase authorization lasting for more than five years. The rules in the German Stock Corporation Act generally limit repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase.

On September 30, 2010, our shareholders authorized us to repurchase our shares and/or our ADSs for a period until September 30, 2015. Under this resolution, any shares and/or ADSs that we repurchase may be (i) sold on a stock exchange; (ii) offered and transferred to third parties against contributions in kind, including in connection with business combinations or the acquisition of companies or interests therein; (iii) offered for purchase or transferred to current or former employees of our company or any of our subsidiaries and members of corporate bodies of our subsidiaries; (iv) used to service subscription warrants or convertible bonds that we or any of our subsidiaries have issued or will issue; (v) sold to third parties against payment in cash at a price which is not significantly below the price quoted on the primary stock exchange on which our shares or ADSs are listed (in the case of shares, based on the price of our ADSs on the NYSE) and, if ADSs are sold, not significantly below the price of our ADSs on the NYSE; or (vi) redeemed. In addition, our Administrative Board is authorized to offer for purchase or transfer repurchased shares and/or ADSs to our Managing Directors as stock-based compensation.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation (and accordingly, an SE) may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation.” This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Corporate Purpose of Our Company

The corporate purpose of our company, described in Section 2 of our Articles of Association, is the management of a group of companies and the administration of participations, in particular, of companies that develop, manufacture, assemble and/or distribute electricity, gas and water meters and regulation, control and safety products; to develop and provide related communications and network systems, controls and software; to provide services related to the foregoing; and to provide any related products or services. The corporate purpose includes the administration of such companies, their integration under common management and the provision of assistance, advice and services to them. The company may also be active directly in the aforementioned business areas.

Registration of the Company with Commercial Register

Our company is a European public limited liability company (Societas Europaea, or SE) and is organized under the laws of Germany and the European Union. On February 23, 2010 our company was registered in the Commercial Register of Essen, Germany under the number HRB 22030 after our relocation from Luxembourg.

Material Agreements

In 2011, we completed the refinancing of indebtedness under our existing senior facilities agreement by entering into the RCF and by issuing the Senior Notes.

The RCF, which was entered into in April 2011, comprises a multicurrency revolving credit facility in a maximum aggregate amount of €450 million and a multicurrency revolving letter of guarantee facility in a maximum aggregate amount of €140 million, each maturing in April 2016. For more information see, “Item 5. Debt Structure – Multicurrency revolving credit facility and multicurrency revolving letter of guarantee facility.”

Also in April 2011, we placed €250 million of senior unsecured notes due 2018 with a coupon of 6.25% per annum (Senior Notes) with institutional investors. The Senior Notes were issued by Elster Finance B.V., a wholly owned finance subsidiary of Elster Group SE, and guaranteed by Elster Group SE and certain of its subsidiaries. For more information see, “Item 5. Debt Structure - Senior Notes.”

In the usual course of our business, we enter into numerous contracts with various other entities including customers, distributors and suppliers. Other than the agreements described above, we have not entered into any material contracts outside the ordinary course of our business within the past two years.

Exchange Controls and Limitations Affecting Shareholders

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Congo, Egypt, Eritrea, Guinea, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, Myanmar, North Korea, Somalia, Sudan, Syria, Tunisia and Zimbabwe.

For statistical purposes, there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation, if these claims or commitments together exceed €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euro and other currencies made through financial institutions, as well as netting and clearing arrangements.

Taxation

The following discussion describes the material German tax and U.S. federal income tax consequences that may be relevant for a U.S. Holder (as defined below) with respect to the acquisition, holding or transfer of the ADSs.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs, that is:

•	a citizen or an individual resident of the United States,

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

This discussion applies only to a U.S. Holder who is (i) a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes (the “Treaty”), (ii) not tax resident in Germany under German domestic tax law (i.e., it is a person whose place of residence, usual place of abode, registered office and place of management is not situated in Germany), (iii) fully eligible for benefits under the Treaty, and (iv) not subject to limitation on benefits provisions (e.g., the German anti-treaty-shopping provisions) with respect to income connected with the ADSs.

This discussion does not address the treatment of the acquisition, holding or transfer of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. Holder carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

This discussion applies only to U.S. Holders that hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the Company’s voting stock or share capital. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs should consult their own tax advisers.

This discussion does not purport to be a complete analysis of all German and U.S. federal income tax considerations that may be relevant for a U.S. Holder. It is based upon current German tax laws (including, but not limited to interpretation circulars issued by German tax authorities, which are not binding for the courts), U.S. federal income tax laws (including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof), and the Treaty. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German or U.S. tax authorities will not challenge one or more of the tax consequences described in this discussion. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. The information included in the following section must not be understood as a substitute for individual tax advice.

Prospective U.S. Holders of ADSs should consult their own tax advisors regarding the German tax and U.S. tax consequences of the purchase, ownership and disposition of the Company’s ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. Only such an individual tax consultation can appropriately take into account the particular tax situation of an investor.

German Taxation

General

For German tax purposes, the ADSs will represent a beneficial ownership interest in the underlying shares in Elster Group SE. Dividends are accordingly attributable to U.S. Holders and U.S. Holders are treated as holding an interest in the Company’s shares for German tax purposes.

German Taxation of Dividends

The full amount of a dividend distributed by the Company, excluding an amount that is treated as repayment of capital under German tax laws, is subject to German withholding tax at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate rate of 26.375%. The basis for the withholding tax is the dividend approved for distribution by the Company’s general shareholder meeting.

Withholding tax is withheld and remitted to the German tax authorities regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany. With respect to dividends received after December 31, 2011, if either the respective shares are admitted to collective safekeeping (Sammelverwahrung) by a bank for central depository and are entrusted to it for collective safekeeping in Germany, or if the shares are held in separate safe custody (holding customers’ securities on special deposit; Streifbandverwahrung), the withholding tax will be deducted by (i) the German bank (including the German branch of a foreign bank), the German financial services institution (including the German branch of a foreign financial services institution), the German securities trading enterprise or the German securities trading bank (a “German Disbursing Agent”) which deposits or administers the shares and disburses or credits the investment income or which disburses the dividends to a foreign body, or (ii) by the bank for central depository of securities (Wertpapiersammelbank) to which the shares are entrusted for collective safekeeping of securities, if it disburses the dividends to a foreign body. In all other cases, withholding tax is withheld by the Company.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends distributed to a U.S. Holder. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to the U.S. Holder by the German tax authorities upon application. For example, for a dividend of 100, a U.S. Holder initially receives 73.625 (100 minus the 26.375% withholding tax). A U.S. Holder is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend, which is equal to the excess of the amount withheld at the total German domestic dividend withholding rate (including the solidarity surcharge) over the amount computed under the applicable Treaty rate (e.g., the excess of the 26.375% total German withholding over the 15% Treaty withholding tax rate). As a result, the U.S. Holder ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding.

German Withholding Tax Refund for a U.S. Holder

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit a claim for refund to the German tax authorities, with the voucher issued by the paying person (i.e. the Disbursing Agent, the bank for central depository of securities or the Company, as the case may be) documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de). A U.S. Holder must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. income tax return. This certification can be obtained from the Internal Revenue Service by filing a request for certification (generally on an IRS Form 8802, which will not be processed unless a user fee is paid) with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052. U.S. Holders should consult their own tax advisors regarding how to obtain an IRS Form 6166.

Provided that certain requirements are fulfilled, under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), certain institutions (e.g., financial institutions holding ADSs in custody) registered as a participant in the electronic data exchange procedure with the German Federal Tax Office may file an electronic collective refund claim on behalf of U.S. Holders. The simplified refund procedure permits the refund only to the extent that German withholding tax does not exceed the standard Treaty rate on dividends (i.e., 15%). It is not possible to use the simplified procedure to claim a further refund for example based on special privileges under the Treaty.

German Taxation of Capital Gains

Capital gains from the disposition of ADSs realized by a holder that is not a German tax resident would be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs (and/or shares in the Company) that represent 1% or more in the Company’s share capital. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and size of the holding would also be taken into account. Pursuant to the Treaty, however, U.S. Holders are not subject to German tax even under such circumstances.

Principally, German statutory law requires a German Disbursing Agent to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account in Germany. The statute does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, an interpretation circular issued by the German Federal Ministry of Finance (dated December 22, 2009, reference number IV C 1- S2252/08/10004, remarks no. 313, 315) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, Disbursing Agents nevertheless may rely on guidance contained in such interpretation circulars. Therefore, a Disbursing Agent may only withhold tax at 26.375% on capital gains derived by a U.S. Holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the Disbursing Agent did not follow this guidance. In this case, the U.S. Holder would be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty.

German Inheritance or Gift Tax

Under German domestic tax law the transfer of ADSs to another person by gift or inheritance is generally subject to German inheritance or gift tax in particular, if (i) the decedent, donor, heir, beneficiary, or any other transferee maintains a residence or has his or her habitual abode in Germany or, — in case of a company — its registered domicile or its place of management is located in Germany, in each case at the time of the transfer, or is a German citizen who has not spent no more than five consecutive years outside Germany without maintaining a residence in Germany; (ii) at the time of the transfer the ADSs are held by the decedent or donor as part of a business property for which a permanent establishment is maintained in Germany or for which a permanent representative in Germany has been appointed; or (iii) the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the Company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons. Special rules apply to certain German citizens and former German citizens who neither maintain a residence nor have their habitual abode in Germany. Under certain circumstances, the current estate, inheritance and gift tax treaty between the U.S. and Germany limits Germany’s right of taxation with respect to the transfer of ADSs by gift or inheritance.

Other German Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, entrepreneurs may, however, opt for the payment of value-added tax on transactions that are otherwise tax exempt. No net wealth tax is currently imposed in Germany.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the ADSs before January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to the ADSs will be qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or if the ADSs are readily tradable on an established securities market and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC.

The Treaty has been approved for the purposes of the qualified dividend rules. In addition, we believe that the ADSs will be considered readily tradable on an established securities market. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2011 taxable year. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2012 taxable year, and the foreseeable future.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. Holders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. Such election would then apply to all foreign income taxes and certain other foreign taxes of the U.S. Holder. As discussed above under “—German Taxation—German Taxation of Dividends,” German withholding tax will be imposed at a rate of 25% plus a solidarity surcharge of 5.5% on the withholding tax (in total 26.375%). However, under the Treaty, U.S. Holders may request a refund of German tax withheld in excess of the 15% rate provided in the Treaty (see “—German Taxation—German Withholding Tax Refund for a U.S. Holder”). Fluctuations in the dollar-euro exchange rate between the date on which U.S. Holders receive a dividend and the date on which they receive a related refund of German withholding tax may give rise to foreign currency gain or loss, which is treated as ordinary income or loss for U.S. tax purposes.

U.S. Taxation of Sales or Other Taxable Dispositions

As discussed above under “—U.S. Taxation of Dividends,” the Company does not anticipate becoming a PFIC for the foreseeable future. Based in part on this belief, sales or other taxable dispositions by U.S. Holders of ADSs will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s U.S. dollar basis in the ADSs. Any such capital gain or loss will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

U.S. Information Reporting and Back-Up Withholding

Dividends paid in respect of ADSs, and payments of the proceeds of a sale of ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and will be subject to backup withholding (currently imposed at a 28% rate) unless the holder (i) is an exempt recipient or (ii) provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Under recently enacted legislation, certain U.S. Holders who are individuals may be required to report information relating to ownership of the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs.

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

Enforcing Civil Liabilities

We are a European public limited liability company (Societas Europaea, or SE), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our Administrative Board, our senior management and the experts named in this annual report are residents of Germany and other jurisdictions outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon our company or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against these individuals or our company in the United States. In particular, judgments awarding punitive damages are generally not enforceable in Germany. In addition, actions brought in a German court against our company, the members of our Administrative Board or our senior management to enforce liabilities based on the U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against our company, the members of our Administrative Board and senior management and the experts named in this annual report. In addition, even if a judgment against our company, the non-U.S. members of our Administrative Board, senior management or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss related to adverse changes in the market prices, including commodity prices, foreign exchange rates and interest rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from changes in commodity prices, foreign exchange rates and interest rates. We have used, and we expect to continue to use, derivative instruments to manage these risks in some cases. While we do not account for all derivative instruments as hedging instruments, we do not enter into these instruments for trading or speculative purposes.

Commodity Price Risk

A significant portion of our business is exposed to fluctuations in market prices for commodities, especially brass, steel, aluminum and other raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and procurement contracts under which we seek to agree to prices for up to one year to limit our exposure to price volatility. See “Item 4. Information on the Company—Procurement and Scalable Manufacturing Footprint.”

We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.

Foreign Exchange Risk

As a result of our international operations, we are subject to risks associated with the fluctuations of foreign currencies against other currencies. We describe the kinds of risks to which we are exposed in “Item 3. Item 3. Key Information—Risk Factors— Risks Related to Our Operations— Our operating results have fluctuated significantly in the past due to the effect of exchange rates and are likely to continue to do so.” We enter into foreign currency forward contracts to assist us in managing our currency exposures. These financial instruments are sensitive to changes in foreign currency exchange rates. At the end of 2009, we implemented a hedge accounting policy that has applied since the beginning of 2010.

As of December 31, 2011, we had entered into forward contracts with a notional amount of $28.9 million, with positive fair values of $0.5 million reported as other current assets and negative fair values of $0.3 million reported as other current liabilities. As of December 31, 2010, we had entered into forward contracts with a notional amount of $44.7 million, with positive fair values of $0.2 million reported as other current assets and negative fair values of $0.7 million reported as other current liabilities. As of December 31, 2009, we had entered into forward contracts with a notional amount of $8.3 million, with positive fair values of $0.2 million reported as other current assets.

In addition, in 2011 we entered into cross currency interest swap agreements as an economic hedge of an inter-company loan agreement denominated in a currency other than the lending subsidiary’s functional currency. The lending subsidiary pays variable and receives fixed interest, the swaps were not designated for hedge-accounting. As of December 31, 2011, these cross currency interest swap agreements had negative fair values of $1.1 million reported as other current liabilities.

In future periods, we may use additional derivative contracts to protect against foreign currency exchange rate risks. Alternatively, we may choose not to hedge certain foreign currency risks associated with our foreign currency exposures if such exposures act as a natural foreign currency hedge for other offsetting amounts denominated in the same currency.

Interest Rate Risk

Under the terms of our RCF, we pay a variable rate of interest which is linked to adjusted LIBOR or adjusted EURIBOR depending on the currency of the borrowing. All of our debt drawn under the RCF is subject to interest rate risk as a result of changes in these rates. Our total indebtedness, excluding accrued interest, as of December 31, 2011 was $579.6 million, of which $239.0 million was under our RCF. The remaining portion of our outstanding indebtedness relates mainly to our Senior Notes issued in April 2011 and third-party debt at various of our Latin American subsidiaries (denominated in local currencies). The interest on our other third-party bank debt is linked to local market rates.

Of the $239.0 million of outstanding indebtedness, excluding accrued interest, under the RCF, $58.2 million of our outstanding debt was in euros, $128.1 million of our outstanding debt was in U.S. dollars and $52.7 million, excluding accrued interest, of the outstanding debt was in pounds sterling.

Based on the borrowings under the old Senior Facilities Agreement, we had entered into four interest rate swap agreements in which we receive periodic variable interest payments at the relevant EURIBOR and LIBOR rates and make periodic payments at specified fixed rates. In connection with our refinancing in April 2011, we closed out one interest rate swap, but have not adjusted the notional amounts of the remaining interest rate swaps to the drawings made under the RCF. As a consequence the notional amount of the swaps exceeds the balance of our floating rate debt on both, our U.S. dollar and euro debt.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and the repayment of principal over the remaining live of our debt at December 31, 2011. This table does not include the $323.5 million Senior Notes and our other third-party debt, which totaled $15.1 million as of December 31, 2011.

	Expected Maturity Date
						Beyond
	2012	2013	2014	2015	2016	2016	Total
	(in $ millions equivalent except percentages)
Floating Rate Debt
Principal: USD
Outstanding debt	—	—	—	—	128.1	—	128.1
Average interest rate	2.68%	2.73%	2.82%	3.01%	3.21%
Principal: EUR
Outstanding debt	—	—	—	—	58.2	—	58.2
Average interest rate	3.43%	3.34%	3.41%	3.58%	3.78%
Principal: GBP
Outstanding debt	—	—	—	—	52.7	—	52.7
Average interest rate	3.35%	3.32%	3.37%	3.45%	3.57%
Interest Rate Swaps (1)(2)
USD denominated (3)	230.0
Average interest rate (pay)	2.24%
Average interest rate (receive) (4)	0.81%
Net/Spread	-1.43%
EUR denominated (5)	258.8
Average interest rates	2.44%
Average interest rate (receive) (6)	1.61%
Net/Spread	-0.83%

(1)	In the calculation of our average interest rates for our RCF, we used implied forwards for the respective money market rate. Additionally, for the debt under our RCF, we applied the relevant margin adjustment applicable to each tranche as of December 31, 2011. See “Item 5. Operating and Financial Review and Prospects—Debt Structure— Multicurrency revolving credit facility and multicurrency revolving letter of guarantee facility.” In the calculation of our average interest rate (receive) for our interest rate swaps we used the last fixing.

(2)	The amounts shown for our interest rate swaps are notional amounts. All of our swaps mature on June 30, 2012.

(3)	Our U.S. dollar denominated debt is more than covered by one interest rate swap agreement.

(4)	Under this swap agreement, we receive a floating rate based on U.S. dollar 6-month LIBOR as set by the British Banker's Association.

(5)	Our euro denominated debt is more than covered under our interest rate swap agreements.

(6)	Under these swap agreements, we receive a floating rate based on 6-month EURIBOR as reported by Reuters.

We recognized a gain of $10.1 million for 2011, a loss of $5.0 million for 2010, and a loss of $3.8 million for 2009, related solely to changes in fair value of the swaps.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on that evaluation, these officers have concluded that as of December 31, 2011, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Elster’s internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the company’s internal control over financial reporting is effective.

Elster’s internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of Elster’s financial reporting and the preparation of Elster’s financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Elster’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgments in decision-making, simple error or mistake, fraud, the circumvention of controls by individual acts or the collusion of two or more people, or management override of controls. Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation and may not prevent or detect misstatements. Furthermore, because of changes in conditions, the effectiveness of a disclosure and internal control system may vary over time.

The company’s management assessed the effectiveness of Elster’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in “Internal Control—Integrated Framework”. Based on this assessment, our management has determined that, as of December 31, 2011, Elster’s internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Elster’s independent registered accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft, has issued an attestation report on Elster’s internal control over financial reporting, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

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

The Audit and Compliance Committee has formal preapproval policies and procedures relating to the services provided by our principal accountants in accordance with requirements of the SEC. Under our preapproval policy, all audit and permissible non-audit services provided by our principal accountants must be preapproved. The Audit and Compliance Committee will generally preapprove a list of specific services and categories of services, including audit, audit-related and other permissible services, for the upcoming or current fiscal year. Any services that are not included in the approved list of services must be separately preapproved by the Audit and Compliance Committee.

The following table sets forth fees for all professional services rendered by KPMG AG Wirtschaftsprüfungsgesellschaft, and other member firms within the KPMG international network, to the Company for each of the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010
	(USD)
Audit Fees	5,769,000	5,685,000
Audit-Related Fees	29,000	27,000
Tax Fees	64,000	39,000
All Other Fees	0	0
Total	5,862,000	5,751,000

Audit fees include fees for the audits of the consolidated financial statements, statutory audits, and quarterly reviews. It also includes fees for the review of registration statements and comfort letters.

Audit-related fees include fees for other attestation services such as debt compliance and agreed-upon procedure reports.

Tax fees include fees for tax compliance and consultation.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We currently do not rely on any exemptions from the listing standards for audit committees. In particular, all members of our audit committee are “independent”, as that term is defined in Rule 10A-3 under the Exchange Act.

For a transitional period following the effective date of our registration statement in connection with our IPO, we were relying on the exemption afforded by Rule 10A-3(b)(1)(iv)(A)(2) under the U.S. Securities and Exchange Act of 1934, as amended. Such reliance did not materially adversely affect the ability of our audit committee to act independently or to satisfy the other requirements of Rule 10A-3 of the Exchange Act. However, after two new independent members of our Administrative Board were appointed by our shareholders’ meeting on May 25, 2011, the then only non-independent member of our Audit Committee resigned and Ms. Smith was appointed as new independent member to the Audit Committee.

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

German corporate governance standards differ from the corporate governance standards applicable to U.S. domestic companies that are listed on the New York Stock Exchange, or NYSE. We rely on a provision in the NYSE Listed Company Manual that allows us to follow German corporate law and the German Corporate Governance Code, or Governance Code, with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. The following is a brief, general summary of the significant differences between German corporate governance standards, as they relate to Elster Group SE, and the NYSE listing standards relating to U.S. domestic companies. For more information on our corporate governance structure generally, see “Item 6. Directors, Senior Management and Employees.”

The Governance Code does not set forth mandatory provisions of law.

The Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. The Governance Code addresses six core areas of corporate governance. These are (i) shareholders and shareholders’ meetings, (ii) the interaction between the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), (iii) the Management Board, (iv) the Supervisory Board, (v) transparency and (vi) accounting and audits. Although these corporate governance issues are similar to those covered by the NYSE corporate governance guidelines and code of business conduct that a U.S. company subject to the NYSE listing standards must adopt and disclose, the Governance Code’s recommendations and suggestions as such are not legally binding. Companies failing to comply with the Governance Code’s recommendations must disclose publicly that their practices differ from those recommended by the Governance Code. Section 161 of the German Stock Corporation Act requires listed German stock corporations to declare once a year whether the Governance Code has been and is being complied with, or which of the Code’s recommendations have not been or are not being applied (Declaration of Conformity). Non-compliance with suggestions contained in the Governance Code need not be disclosed.

We believe that the Governance Code applies to us, although we note that its provisions are primarily drafted with a view to the two-tier corporate governance system typical in Germany and to companies whose shares are listed on German stock exchanges. Consequently, not all provisions are applicable to our company. We issued our most recent Declaration of Conformity in December 2011.

The committees required by the NYSE corporate governance standards are not required under the Stock Corporation Act or the Governance Code.

With one exception, German corporate law does not mandate the creation of specific Administrative Board committees. Our Administrative Board has established an audit and compliance committee, a compensation committee and a nomination and corporate governance committee, each of which has a written charter specifying the respective committee’s purpose, composition, responsibilities and competences.

In accordance with our NYSE listing, our audit and compliance committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to the requirements applicable to U.S. companies under Section 303A.07 of the NYSE Listed Company Manual. Those requirements include an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to foreign private issuers, the adoption of a written charter specifying, among other things, the audit committee’s purpose and including an annual performance evaluation, and the review of an auditor’s report describing internal quality-control issues and procedures and all relationships between the auditor and us. However, our Audit Committee currently comprises exclusively independent directors and does have a charter.

Although we are not required to do so, all NYSE-listed U.S. domestic companies must also:

•	regularly schedule non-management director sessions; and

•	adopt and disclose corporate governance guidelines that address certain specified items.

The NYSE Manual and the Stock Corporation Act and the Governance Code address the issue of “independence” differently.

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

The Governance Code recommends a self-evaluation of an administrative board’s work and efficiency on a regular basis. In accordance with this recommendation our Administrative Board and each of its committees conduct performance and efficiency reviews and evaluate their cooperation with our Managing Directors on a regular basis.

We have adopted a code of business conduct and ethics, our Code of Conduct, which applies to all of our employees worldwide, including our principal executive, financial and accounting officers.

German corporate law generally requires shareholder approval for a wider range of transactions and activities than the NYSE corporate governance standards.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

You can find our Consolidated Financial Statements on pages F-1 through F-43.

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit No.	Description

1.1	Articles of Association of Elster Group SE, as amended (English translation).

2.1	Indenture dated as of April 21, 2011, governing the 6.25% Senior Notes due 2018 issued by Elster Finance B.V., filed as exhibit 4.3 hereto.

4.1	€590,000,000 Multicurrency Revolving Credit and Bank Guarantee Facilities Agreement dated April 8, 2011.

4.2	Supplemental Agreement dated May 9, 2011, to the €590,000,000 Multicurrency Revolving Credit and Bank Guarantee Facilities Agreement dated April 8, 2011.

4.3	Indenture dated as of April 21, 2011, governing the 6.25% Senior Notes due 2018 issued by Elster Finance B.V.

8.1	List of subsidiaries as of December 31, 2011.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 2, 2012

ELSTER GROUP SE

/s/ Simon Beresford-Wylie
Simon Beresford-Wylie
Chief Executive Officer

/s/ Christoph Schmidt-Wolf
Christoph Schmidt-Wolf
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Administrative Board

Elster Group SE:

We have audited the accompanying consolidated balance sheets of Elster Group SE and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elster Group SE and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition on certain multiple-deliverable transactions in 2010 due to the adoption of Accounting Standards Update (ASU) No. 2009-13 “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13) and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements”.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
March 2, 2012

Elster Group SE

Consolidated Statements of Operations

for the years ended December 31,

(in thousands of US Dollar ($), except per share and share data)

	2011	2010	2009

Revenues	$1,868,975	$1,759,339	$1,695,122
Cost of revenues	-1,262,957	-1,208,555	-1,191,297
Gross profit	$606,018	$550,784	$503,825
Operating expenses
Selling expenses	-180,366	-165,544	-159,419
General and administrative expenses	-136,932	-123,819	-136,997
Research and development expenses	-102,386	-87,489	-78,403
Other operating income (expense), net	3,444	2,059	14,833
Operating income	$189,778	$175,991	$143,839
Non-operating expense
Interest expense, net	-40,595	-57,705	-55,424
Loss on extinguishment of debt	-13,438	-2,378	0
Other income	4,723	2,962	3,278
Total non-operating expenses	$-49,310	$-57,121	$-52,146
Income from continuing operations before income tax	$140,468	$118,870	$91,693
Income tax expense	-33,493	-29,402	-39,349
Net income from continuing operations	$106,975	$89,468	$52,344
Net income (loss) from discontinued operations	$-1,594	$2,570	$0
Net income	$105,381	$92,038	$52,344
Net income attributable to noncontrolling interests	4,502	4,779	3,456
Net income attributable to Elster Group SE	$100,879	$87,259	$48,888

Basic income per share
Income from continuing operations attributable to Elster Group SE	$3.63	$3.39	$1.42
Income (loss) from discontinued operations attributable to Elster Group SE	-0.06	0.13	0.00
Net income per share attributable to Elster Group SE shareholders	$3.57	$3.53	$1.42

Diluted income per share
Income from continuing operations attributable to Elster Group SE	$3.63	$3.39	$1.42
Income (loss) from discontinued operations attributable to Elster Group SE	-0.06	0.13	0.00
Net income per share attributable to Elster Group SE shareholders	$3.57	$3.53	$1.42

Weighted average shares outstanding
Basic	28,220,041	19,295,573	16,320,750
Diluted	28,220,041	19,299,777	16,320,750

See accompanying notes to the consolidated financial statements.

Elster Group SE

Consolidated Balance Sheets

as of December 31,

(in thousands of US Dollar ($), except share data)

	2011	2010
Assets
Current assets
Cash and cash equivalents	$83,952	$216,294
Accounts receivable (net of allowance for doubtful accounts of $8,033 and $9,732, respectively)	284,130	278,217
Receivables from related parties	5,900	14,197
Inventories	163,101	154,549
Prepaid expenses	6,236	21,122
Other current assets	42,625	52,863
Income tax refunds	8,121	14,501
Deferred tax assets	19,192	16,022
Total current assets	$613,257	$767,765
Noncurrent assets
Property, plant and equipment, net	196,577	202,899
Other intangible assets, net	175,442	216,406
Goodwill	919,060	936,950
Other assets	52,953	31,496
Deferred tax assets	14,060	8,741
Total noncurrent assets	$1,358,092	$1,396,492
Total assets	$1,971,349	$2,164,257

Liabilities and Equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13,524	$13,486
Payroll, bonuses and related accruals	55,087	57,808
Short-term debt and current portion of long-term debt	6,093	18,010
Accounts payable	203,115	204,343
Warranties, current portion	24,645	23,403
Other current liabilities	110,763	74,514
Deferred revenue	8,099	4,039
Income tax payable	25,177	17,863
Deferred tax liabilities	7,026	6,694
Total current liabilities	$453,529	$420,160
Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	149,630	137,490
Payroll, bonuses and related accruals	1,390	1,326
Long-term debt, less current portion	573,633	822,447
Warranties, less current portion	5,097	8,161
Other non-current liabilities	1,911	40,505
Income taxes payable	16,870	17,271
Deferred tax liabilities	51,040	60,668
Total noncurrent liabilities	$799,571	$1,087,868
Total liabilities	$1,253,100	$1,508,028

Equity
Ordinary shares, €1 nominal value (47,220,041 shares authorized and 28,220,041 shares issued and outstanding as of December 31, 2011 and 2010)	36,528	36,528
Additional paid-in capital	651,453	651,038
Retained earnings (accumulated deficit)	32,021	-68,858
Accumulated other comprehensive income (loss)	-13,966	22,006
Total equity attributable to Elster Group SE	$706,036	$640,714
Noncontrolling interests	$12,213	$15,515
Total equity	$718,249	$656,229

Total liabilities and equity	$1,971,349	$2,164,257

See accompanying notes to the consolidated financial statements.

Elster Group SE

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

(in thousands of US Dollar ($), except for number of shares data)

	Preferred Shares		Ordinary Shares				Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in Capital	Retained Earnings (Accumulated Deficit)	Pensions and Other Post- Retirement Plans	Currency Translation	Derivatives	Total Equity Attributable to Elster Group SE	Noncontrolling Interests	Total Equity
January 1, 2009	293,217,167	$410,825	16,320,750	$20,040	$103,382	$-161,641	$17,448	$22,120	$710	$412,884	$5,933	$418,817
Share-based compensation arrangement	0	0	0	0	-33,250	0	0	0	0	-33,250	0	-33,250
Accretion of preferred dividends	15,714,753	25,640	0	0	0	-25,640	0	0	0	0	0	0
Dividends paid	0	0	0	0	0	0	0	0	0	0	-3,048	-3,048
Comprehensive income
Changes in actuarial gains and past service costs, net of tax effect of $2,394	0	0	0	0	0	0	-5,215	0	0	-5,215	0	-5,215
Foreign currency translation adjustment, net of tax effect of $-6	0	0	0	0	0	0	0	-6,046	0	-6,046	-188	-6,234
Change in fair value of cash flow hedges, net of tax effect of $269	0	0	0	0	0	0	0	0	-710	-710	0	-710
Net income	0	0	0	0	0	48,888	0	0	0	48,888	3,456	52,344
Total comprehensive income	0	0	0	0	0	48,888	-5,215	-6,046	-710	36,917	3,268	40,185
December 31, 2009	308,931,920	$436,465	16,320,750	$20,040	$70,132	$-138,393	$12,233	$16,074	$0	$416,551	$6,153	$422,704
Share-based compensation arrangement	0	0	0	0	-13,214	0	0	0	0	-13,214	0	-13,214
Accretion of preferred dividends	0	19,210	0	0	0	-19,210	0	0	0	0	0	0
Dividends paid	0	0	0	0	0	0	0	0	0	0	-831	-831
Change of noncontrolling interests	0	0	0	0	-4,759	0	0	1,631	0	-3,128	5,162	2,034
Change in scope of consolidated companies	0	0	0	0	0	1,486	0	0	0	1,486	0	1,486
Replacement of preferred shares	-308,931,920	-455,675	8,533,906	11,903	443,772	0	0	0	0	0	0	0
Capital increase, net of related costs	0	0	3,365,385	4,585	155,107	0	0	0	0	159,692	0	159,692
Comprehensive income
Changes in actuarial gains (losses) and past service costs, net of tax effect of $-246	0	0	0	0	0	0	-283	0	0	-283	0	-283
Foreign currency translation adjustment, net of tax effect of $0	0	0	0	0	0	0	0	-7,064	0	-7,064	252	-6,812
Change in fair value of cash flow hedges, net of tax effect of $257	0	0	0	0	0	0	0	0	-585	-585	0	-585
Net income	0	0	0	0	0	87,259	0	0	0	87,259	4,779	92,038
Total comprehensive income	0	0	0	0	0	87,259	-283	-7,064	-585	79,327	5,031	84,358
December 31, 2010	0	$0	28,220,041	$36,528	$651,038	$-68,858	$11,950	$10,641	$-585	$640,714	$15,515	$656,229
Share-based compensation arrangements	0	0	0	0	415	0	0	0	0	415	0	415
Dividends paid	0	0	0	0	0	0	0	0	0	0	-8,552	-8,552
Comprehensive income
Changes in actuarial gains (losses) and past service costs, net of tax effect of $6,608	0	0	0	0	0	0	-13,226	0	0	-13,226	0	-13,226
Foreign currency translation adjustment, net of tax effect of $-1,695	0	0	0	0	0	0	0	-23,313	0	-23,313	748	-22,565
Change in fair value of cash flow hedges, net of tax effect of $-249	0	0	0	0	0	0	0	0	567	567	0	567
Net income	0	0	0	0	0	100,879	0	0	0	100,879	4,502	105,381
Total comprehensive income	0	0	0	0	0	100,879	-13,226	-23,313	567	64,907	5,250	70,157
December 31, 2011	0	$0	28,220,041	$36,528	$651,453	$32,021	$-1,276	$-12,672	$-18	$706,036	$12,213	$718,249

See accompanying notes to the consolidated financial statements

Elster Group SE

Consolidated Statements of Cash Flows

for the years ended December 31,

(in thousands of US Dollar ($))

	2011	2010	2009
Cash flows from operating activities
Net income	$105,381	$92,038	$52,344
Adjustments to reconcile net income to cash from operating activities
Depreciation, amortization and impairment losses	83,793	87,861	88,618
Loss on extinguishment of debt	13,438	2,378	0
Share-based compensation expense (credit)	415	-13,214	-33,250
Loss (gain) on sale of other long-lived assets, net	165	1,050	-2,506
Dividends from equity method investments	3,952	2,329	2,176
Changes in operating assets and liabilities
Change in accounts receivable	-13,479	-19,595	32,419
Change in accounts payable	4,957	12,216	-14,161
Change in inventories	-13,824	-10,361	53,180
Change in other assets and liabilities	6,939	-13,379	-59,199
Cash flows from operating activities	$191,737	$141,323	$119,621
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-48,327	-42,391	-30,492
Proceeds from disposals of property, plant and equipment and intangible assets	4,218	11,938	14,838
Proceeds from shareholder loan payments	0	2,485	0
Business combinations, net of cash acquired	0	0	-27,389
Net cash flow used in investing activities	$-44,109	$-27,968	$-43,043
Cash flows from financing activities
Proceeds from issuance of Senior Notes	364,600	0	0
Proceeds from other bank borrowings	509,484	63,560	84,555
Payment of deferred financing cost	-20,577	0	0
Repayment of bank borrowings	-1,126,632	-184,771	-157,835
Capital increase, net of IPO costs	0	153,254	0
Repayment of capital lease obligations	-274	-1,084	-1,103
Repayment of shareholder loan	0	-6,752	0
Dividends to noncontrolling interests	-8,552	-831	-3,048
Sale of noncontrolling interest in subsidiary	0	2,034	0
Net cash flow from (used in) financing activities	$-281,951	$25,410	$-77,431

Net increase (decrease) in cash and cash equivalents	-134,323	138,765	-853
Effect of exchange rate fluctuations on cash held	1,981	2,137	1,972
Cash and cash equivalents at January 1	$216,294	$75,392	$74,273
Cash and cash equivalents at December 31	$83,952	$216,294	$75,392

Income taxes paid	31,555	28,667	42,657
Interest paid	40,674	50,052	45,372

See accompanying notes to the consolidated financial statements

Elster Group SE

Notes to the Consolidated Financial Statements

(in thousands of US Dollar ($), except per share data)

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

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Elster Group and its subsidiaries after elimination of intercompany accounts and transactions.

The equity method of accounting is used for investments in which Elster Group can exercise significant influence over the operating and financial policies of an investment but does not have control.

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

Gains and losses from foreign currency transactions are included in other operating income (expense). The net foreign exchange gain in 2011, 2010 and 2009 was $127, $2,933 and $14,412, respectively.

Revenue recognition

Revenues result primarily from sales of Elster Group’s products, the most significant of which are meters for electricity, gas or water. Revenues on product sales are recognized when

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the sales price is fixed or determinable; and

•	collectability is reasonably assured.

Elster Group offers integrated solutions to customers, mainly utilities, by bundling certain products with services. In certain transactions, the company bundles some products, known as “smart” meters and meter reading equipment, with software and services such as software implementation, project management, consulting or maintenance support.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13 “Multiple-Deliverable Revenue Arrangements ” (ASU 2009-13) which sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered, and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” which addresses the accounting for revenue arrangements that contain both hardware and software elements. These ASUs which expand the scope and supersede certain guidance in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” may be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted, or they may be applied retrospectively to all comparable periods presented. These amendments eliminate the requirement that vendor specific objective evidence (VSOE) be available for all undelivered elements when software is involved or that VSOE or third-party evidence be available in multiple-element transactions not involving software. Elster Group early adopted these accounting standards for the December 31, 2010 consolidated financial statements filed on Form 20-F with the Securities and Exchange Commission on March 10, 2011. These standards were applied prospectively as of January 1, 2010 for all new and materially modified contracts with customers that combined multiple deliverables, such as products to be delivered and services to be rendered. Under the new accounting standards for revenue recognition, the Company allocates the total consideration for all elements to each separable element based upon the estimated relative selling price of each element. The selling price for a deliverable is based on its VSOE, if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third party evidence are available.

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

As a result of this change in accounting policies for revenue recognition in 2010, revenues for the twelve months ended December 31, 2010 were approximately $17,095 higher than revenues would have been using the previous accounting policies for revenue recognition. The increase in revenue results from shipments of products, mainly electricity meters, for contracts entered into on or after January 1, 2010 that relate to contracts with customers containing undelivered elements for which Elster Group was unable to establish VSOE under the previous standards.

Elster Group also generates revenue from projects in which the company engineers and manufactures gas utilization or metering products according to customer specifications that are accounted for by the percentage of completion method for revenue recognition. These projects are performed under customer project contracts and are referred to as customer contracts. As soon as the outcome of customer project contracts can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenues include the initial amount agreed in the contract (adjusted to reflect any change orders). The stage of completion is assessed by applying the percentage of contract cost incurred in relation to total estimated contract cost. When the outcome of a customer contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be receivable. An expected loss on a contract is recognized immediately.

All revenue is recognized net of applicable taxes such as sales tax or value-added tax.

Shipping and handling fees

Shipping and handling fees that are collected from the customers in connection with Elster Group’s sales are recorded as revenue in the consolidated statement of operations. The costs incurred with respect to shipping and handling are recorded as selling expenses and were $28,379, $27,038 and $24,525 in 2011, 2010 and 2009, respectively.

Advertising

Advertising costs are recorded in selling expense and are expensed as incurred. Advertising expenses were $7,095, $5,998 and $5,550 in 2011, 2010 and 2009, respectively.

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

Research and development costs

Research and development costs primarily include employee compensation and third party contracting fees and are expensed as incurred. Software developed by Elster to be marketed or sold is generally not capitalized due to the relatively short period of time between technological feasibility and the completion of product and software development, and the immaterial nature of these costs.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, current balances on bank accounts and highly liquid, short-term deposits with an original maturity of three months or less.

Restricted cash balances pledged as collateral to financial institutions in connection with customer performance bid guarantees and other sureties were $1,462 and $287 as of December 31, 2011 and 2010, respectively. These balances are included in other current assets in the consolidated balance sheets.

Accounts receivable

Elster Group’s accounts receivable are generally unsecured and the Company is at risk to the extent such amounts become uncollectible. Elster Group continually monitors accounts receivable balances and records an allowance for doubtful accounts at the time collection becomes questionable based on payment history or the age of the receivable. The allowance for doubtful accounts is based on the Company’s specific review of outstanding receivables at period end considering Elster Group’s experience. Accounts receivable are written-off against the allowance when Elster Group determines that an account or a portion thereof will not be collected.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out method. The cost of inventories includes material, capitalized labor and overhead costs.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Equipment accounted for as capital leases are stated at the lessor of the original present value of minimum lease payments or the original fair value of the leased asset, less accumulated depreciation.

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

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Elster Group performs its annual impairment test of goodwill each December 31 or more frequently whenever a triggering event occurs between the annual impairment test.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”), which amends the guidance in ASC 350-20, “Intangibles — Goodwill and Other – Goodwill”. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. Elster Group elected to early adopt this guidance for the 2011 goodwill impairment test performed in the fourth quarter. The adoption of this guidance did not affect our consolidated financial statements.

 The goodwill impairment test begins with a qualitative assessment to determine if a reporting unit’s fair value is more likely than not less than the carrying amount. If the Company determines that the fair value is more likely than not less than the carrying amount, or the Company decides to bypass the qualitative assessment for a reporting unit, the goodwill is tested for impairment under the two-step valuation test. The first step of the valuation test is to estimate the fair value of the reporting unit and compare the estimated fair value to the reporting unit’s carrying value. If the fair value is less than the carrying value, a second step is performed to determine the implied goodwill value by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of the goodwill, as calculated, is less than the carrying amount of the goodwill, an impairment charge is recorded for the difference.

Other intangible assets

Separately acquired intangible assets are measured at cost. The cost of intangible assets acquired in a business combination is their estimated fair value on the date of the acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization.

Intangible assets with indefinite useful lives are tested for impairment at least annually each December 31 and a review is performed to determine whether the indefinite life assumption continues to be appropriate. Any changes to the indefinite useful life assumption are recognized prospectively by amortizing the asset over its estimated remaining useful life. Certain trade names acquired in business combinations have been established many years ago, are being used by the Company and are expected to provide an economic benefit in the form of a competitive advantage for an indefinite period of time.

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

Derivative financial instruments

Elster Group enters into foreign currency forward contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to limit interest rate risk on its long-term debt.

Elster Group does not enter into derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as hedging instrument.

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income (loss) and the ineffective portion, if any, is recognized in operating income; the balance recorded in other accumulated comprehensive income (loss) is subsequently recognized in income in the same period as the hedged item affects income.

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

Share-based compensation

Elster Group has a Long-Term Incentive Plan (“LTIP”) that provides for the award of unvested American Depository Shares, each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions. The requisite service period is generally the vesting period stated in the award.

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsored a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which was controlled by Rembrandt. The MEP granted certain members of senior management of Elster Group share-based payments. The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering. In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees were entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the offering was the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares representing one ordinary share. Elster Group recognized compensation expenses for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because Elster Group did not make or fund any payments under the MEP. Neither Elster Group nor Rembrandt obtained a tax benefit from payments made to Elster Group’s executives under the terms of the MEP.

Warranty provisions

Elster Group offers warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provisions and makes adjustments when necessary. The changes in the carrying amount of the warranty provision are as follows:

F-14

	2011	2010
January 1	$31,564	$34,762
Warranty issued	14,531	13,837
Utilizations	-10,767	-13,978
Change in estimates	-4,893	-1,826
Foreign exchange fluctuation	-693	-1,231
December 31	$29,742	$31,564
Thereof:
Current	24,645	23,403
Noncurrent	5,097	8,161

The increase for change in estimates in 2011 includes a reduction in the warranty provision, due to a trend of lower claims, for a specific product in our gas segment that is no longer produced.

As of December 31, 2011, the noncurrent portion of the warranty obligations is presented as a separate line item on the balance sheet; the comparative amount was reclassified accordingly.

Earnings per share

Earnings per share is computed by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding for the period. The calculation of diluted earnings per share reflects the effect of all potentially unvested dilutive shares issued under the LTIP. None of the unvested shares were outstanding during the periods but diluted EPS is computed on a pro forma basis. For periods prior to our initial public offering there were no potentially dilutive instruments outstanding.

All stock splits have been recognized retrospectively. The cumulative dividends on preferred shares are excluded from net income attributable to ordinary shares for periods prior to our initial public offering when preferred shares were outstanding.

Recent accounting pronouncements not yet adopted

In June 2011 the FASB issued ASU 2011-05, “Comprehensive Income” (“ASU 2011-05”), which amends the disclosure requirements for the presentation of comprehensive income in ASC 220, “Comprehensive Income”. ASU 2011-05 eliminates the option to present components of other comprehensive income (OCI) as part of the statement of changes in equity. Under the amended guidance, all changes in OCI are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. The changes will be effective January 1, 2012 for Elster Group. There will be no impact to the consolidated financial results as the amendments relate only to changes in financial statement presentation.

3.	Discontinued operations

In 2006, Elster Group sold its heat treatment business in accordance with the decision of Elster Group’s management to focus on the Group’s key competence as a metering solutions provider. Elster Group agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business and recorded a liability for an expected purchase price adjustment resulting from such indemnification. In the fiscal year 2010, Elster Group obtained evidence that the issue underlying the indemnification had been resolved and released the accrued liability. The gain arising from this release of a liability for expected purchase price adjustment was recorded as income from discontinued operations in 2010.

In 2007 Elster Group also sold its furnace business and agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business.  Elster Group was notified by the buyer in the third quarter of 2011 about a contingent loss that originated prior to the sale of the business. Elster group has settled this indemnification with the buyer and recorded a liability of $1,594. This is presented as loss from discontinued operations in 2011.

4.	Business combinations

EnergyICT N.V., Kortrijk, Belgium (2009)

On October 5, 2009, Elster Group acquired a 100% interest in EnergyICT N.V., Kortrijk, Belgium (“EICT”) for a total consideration of $67,893. Cash of $24,091 was paid upon closing and cash of $43,802 will be paid approximately three years from the closing date. The fair value of the consideration after giving effect to discounting was $63,603. The fair value of the consideration outstanding as of December 31, 2011 is $37,705 and is included in other current liabilities compared to fair value outstanding of $37,602 as of December 31, 2010 that was included in other non-current liabilities. The increase in fair value is driven by the accretion of interest which is partially offset by the change in the exchange rate between $ and EUR. Transaction costs of $1,733 were expensed in 2009.

EICT develops and provides advanced energy information and communications technology and smart grid solutions and services to utilities, energy distributors and businesses. EICT has sales offices in the United States, the United Kingdom, Germany, France, Australia and the Netherlands.

The cost of the acquisition was allocated based on estimates of fair value of the assets and liabilities acquired, and the remaining amount was assigned to goodwill, as presented in the following table:

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

The goodwill arising from the purchase price allocation primarily derives from the high growth rates that are expected from EICT in the future and the expectations of future growth with new customers and new technological developments. These expectations are not reflected in the value of any acquired intangible asset and therefore form part of goodwill. EICT has skilled and high qualified employees that are a key success factor in meeting the expectations; the value of the workforce is part of the goodwill. In addition, the expected synergies from combining EICT’s existing business with Elster Group do not represent separate identified assets of EICT, but are part of the goodwill. Management has allocated the goodwill to the Electricity segment. Such goodwill is not deductible for tax purposes.

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

In 2011 the Water segment initiated and completed restructuring plans in Columbia to close the manufacturing site and relocate the manufacturing of water meters from Hungary to the existing site in Slovakia. The amount recognized for these restructuring plans in 2011 was $504 and the majority of the costs were related to involuntary terminations.

The Spanish operation in the Water segment had a number of restructuring programs relating to outsourcing projects and production relocations resulting in involuntary termination benefits recognized of $3,015 in 2010 and $2,438 in 2009.

In 2009 the Water segment had several restructuring plans for its operations in the United Kingdom, including workforce reduction in Luton, the closure of a site in Chesterfield and outsourcing of manufacturing to Malaysia. The total amount recognized was $511 in 2010 and $1,516 in 2009. Additionally, the manufacturing of water meters was relocated from Russia and Poland to Slovakia in 2009 resulting in restructuring expenses of $1,526 in 2009 primarily for inventory write downs and penalties paid to suppliers.

In 2009 the Gas segment had a restructuring plan to reduce the headcount at its Osnabrueck, Germany site. The amount recognized for involuntary termination benefits under the terms of a collective bargaining agreement were a credit of $704 in 2010 and an expense of $11,077 in 2009. The credit in 2010 is related to the release of a previously established reserve. The manufacturing site in Mainz, Germany was subject to a separate restructuring plan with related expenses for involuntary termination of $377 in 2010 and $2,251 in 2009.

A manufacturing site of Elster’s Gas segment in the United Kingdom was subject to a restructuring plan that included relocation of manufacturing operations to other Elster sites in Slovakia and Germany as well as to external contractors and the closure of that site in the United Kingdom. These restructuring measures led to involuntary termination benefits and related costs of $448 in 2010 and $625 in 2009.

Several other Elster subsidiaries in Italy, France, Belgium, the Netherlands, Luxembourg, Hungary, Brazil and the United States implemented restructuring measures aimed to improve operational efficiency and recorded charges of $2,182 in 2010 and $2,762 in 2009 for outsourcing and relocation projects.

In addition to the restructuring measures, Elster subsidiaries in Italy, Germany, France, the United Kingdom, Slovakia, Australia, South Africa, Colombia, Argentina, Brazil and the United States recognized expenses for involuntary termination benefits as a consequence of restructuring measures and capacity adjustments amounting to $431 in 2011, $388 in 2010 and $3,052 in 2009.

The following summary presents employee termination and exit costs by segment:

	Gas			Electricity			Water
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Employee termination and exit costs	$379	$332	$16,880	$52	$2,170	$842	$504	$3,715	$7,310

	Total segments			Corporate			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Employee termination and exit costs	$935	$6,217	$25,032	$0	$0	$331	$935	$6,217	$25,363

The charges for employee termination and exit activities were recognized in the following captions of the statement of operations:

	2011	2010	2009
Cost of revenues	$617	$3,492	$18,847
Selling expenses	0	861	2,912
General and administrative expenses	303	1,864	2,440
Research and development expenses	15	0	1,164
Total	$935	$6,217	$25,363

The following table reflects the change in the restructuring liability in 2011 and 2010:

	2011	2010
Liability at January 1,	$2,223	$10,768
Accrued	91	2,131
Payments made	-2,019	-8,905
Releases	0	-1,161
Foreign exchange rate change	47	-610
Liability at December 31,	$342	$2,223
Thereof:
Current	342	2,223
Noncurrent	0	0

In the first quarter of 2012 Elster’s Administrative Board authorized a reinvestment program with planned actions that include consolidating operations and sites mainly in North America and in Europe, relocating certain product-lines to other existing Elster businesses and increasing our mix of production in low-cost countries. The planned consolidation of operations includes the closure of four major facilities and the reduction in the number of our small and mid-sized facilities. In addition, the program includes the consolidation of administration structures in particular across our finance, procurement and human resources functions. The program is planned to begin in the first quarter of 2012 and be completed by 2014. Elster estimates future cost for the program in the range of $40,000 to $60,000. The majority of the estimated cost is for involuntary employee terminations in the Water and Gas segments. In addition, the program is expected to involve accelerated depreciation and amortization of property, plant and equipment that will not be relocated to a different site and estimated capital expenditures of $35,000 through the end of 2014.

6.	Interest expense, net

Interest expense, net consists of the following:

	2011	2010	2009
Interest income
Interest income on bank deposits	$3,058	$1,741	$2,467
Other	43	165	102
	3,101	1,906	2,569
Interest expense
Interest on Senior Notes	15,138	0	0
Interest on all other debt	22,517	35,290	38,158
Payments (receipts) from interest rate swaps	9,107	13,189	8,713
Change in fair value of interest rate swaps	-10,070	5,016	3,824
Interest on preferred equity certificates and shareholder loan	0	280	369
Other	7,004	5,836	6,929
	43,696	59,611	57,993

Interest expense, net	$40,595	$57,705	$55,424

Other interest expense is primarily amortization of deferred financing fees related to the issuances of debt. See note 14- Debt for further information regarding deferred financing fees from the refinancing in the second quarter of 2011 that resulted in the issuance of senior notes, a new revolving credit facility, and the termination of the old senior facilities agreement.

7.	Income taxes

The components of income tax expense from continuing operations are as follows:

	2011	2010	2009
Current income tax
Germany	$16,348	$12,543	$10,339
Foreign	29,649	38,136	31,543
	$45,997	$50,679	$41,882
Deferred income tax
Germany	$-3,869	$-9,963	$-158
Foreign	-8,635	-11,314	-2,375
	$-12,504	$-21,277	$-2,533

Income tax expense from continuing operations	$33,493	$29,402	$39,349

Income (loss) from continuing operations before income taxes originated in the following jurisdictions:

	2011	2010	2009
Germany	$37,671	$-6,666	$-28,809
Foreign	102,797	125,536	120,502
	$140,468	$118,870	$91,693

Total income tax expense (benefit), including the items directly recorded in equity consist of the following:

	2011	2010	2009
Income tax from continuing operations	$33,493	$29,402	$39,349
Income tax credit recognized in other comprehensive income (loss)	-4,664	-11	-2,657
Income tax recognized in additional paid-in capital	0	-6,438	0
	$28,829	$22,953	$36,692

 The income tax benefit recognized in additional paid-in capital relates to costs arising from the initial public offering since the majority of these costs are deductible under the German tax law.

Reconciliation between the expected income tax expense based on German corporate income tax rate of 15.83% to income tax expense from continuing operations reported in the consolidated statements of operations is provided in the following table:

	2011	2010	2009
Income from continuing operations before taxes	$140,468	$118,870	$91,693

"Expected" income tax expense	22,236	18,817	14,515

Foreign tax rate differentials	8,733	5,614	2,995
German municipal trade tax	8,868	7,327	6,431
Tax exempt income	-2,122	-1,011	-2,636
Non deductible expenses	2,078	3,355	4,354
Tax effects arising from management equity program	0	-2,155	-5,263
Uncertain tax positions	-205	1,101	8,175
Prior year tax adjustments	-4,184	-2,735	-71
Changes in tax rate and tax law	504	-1,104	308
Changes in valuation allowances	-3,042	2,674	12,560
Tax effects from basis differences in investments in subsidiaries	905	-668	366
Tax credits	-1,889	-1,670	-3,224
Withholding tax effects	2,109	930	1,576
Others	-498	-1,073	-737
Actual income tax expense	$33,493	$29,402	$39,349

Effective income tax rate	23.8%	24.7%	42.9%

In 2011 changes in the Company’s assessment of the recoverability of deferred tax assets attributable to tax loss carryforwards of the Spanish and Argentinean subsidiaries resulted in a reversal of valuation allowances and had a positive impact on the effective income tax rate. A significant driver of the Company’s effective income tax rate in 2010 and 2009 is attributable to the tax effects arising from share-based compensation programs, primarily the management equity program (MEP) which was sponsored by the parent (see note 16- share-based compensation). The parent did not obtain a deduction for such charges on its income tax return..

Deferred income tax assets and liabilities as of December 31, 2011 and 2010 consist of the following:

	2011		2010
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Inventories	$7,049	$22	$5,772	$145
Receivables and other assets	1,903	6,937	5,501	7,901
Prepaid expenses	1,039	1,228	66	2,916
Tangible fixed assets	3,086	25,517	2,122	26,043
Other intangible assets	10,854	56,970	9,746	68,379
Goodwill	0	4,316	0	4,477
Shares in related companies	0	6,673	0	2,668
Provisions for pensions	26,670	0	22,097	0
Other liabilities	20,006	9,004	20,120	6,655
Tax loss and tax credit carryforwards	27,068		41,917
Valuation allowance on deferred tax assets	-11,822	0	-30,756	0
	$85,853	$110,667	$76,585	$119,184
Net deferred tax liabilities		$-24,814		$-42,599

 No deferred tax liabilities have been recognized for the undistributed earnings of certain foreign subsidiaries that arose in 2011 and prior years that we plan to reinvest indefinitely in the foreign jurisdictions. It is not practicable to estimate the amount of deferred tax liabilities that would need to be recognized if we determined to change our plan and repatriate these undistributed foreign earnings.

In assessing the recoverability of deferred tax assets, Elster Group’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2011. The amount of the deferred tax asset considered recoverable, however, could be reduced in the near term if the Company’s estimates of future taxable income during the carryforward period were reduced.

Based on the results of this assessment, valuation allowances were recorded against deferred taxes. These valuation allowances relate primarily to certain types of operating tax losses.

The amount and the expiration period of tax loss carryforwards are as follows as of December 31, 2011:

Expiration of tax loss carryforwards

Within one year	$5,469
Within two years	63
Within three years	6
Within four years	65
Within five years and later	13,239
Indefinite	42,597
Total tax loss carryforwards	$61,439

In addition to net operating loss carryforwards at federal corporate income tax level, there are German trade tax and foreign state and local income tax loss carryforwards of $39,690 as of December 31, 2011 available to the Company. The respective tax rates vary between 2.5% and 14.2%. Interest expense carryforwards of $16,472 do not expire and can be used indefinitely.

 Changes in valuation allowances comprise the following elements:

Valuation Allowances arising from	Temporary Differences	Tax Losses Carry- forward	Total

As of December 31, 2008	$2,105	$41,631	$43,736
Charged (credited) to income tax provision (benefit)	15	18,346	18,361
Reversals	-2,096	0	-2,096
Utilization / expiration of tax losses	0	-29,059	-29,059
Effect of foreign exchange fluctuation and tax rate changes	422	-387	35
As of December 31, 2009	$446	$30,531	$30,977
Charged (credited) to income tax provision (benefit)	828	3,307	4,135
Reversals	-701	0	-701
Utilization / expiration of tax losses	0	-1,736	-1,736
Effect of foreign exchange fluctuation and tax rate changes	9	-1,928	-1,919
As of December 31, 2010	$582	$30,174	$30,756
Charged (credited) to income tax provision (benefit)	2,072	649	2,721
Reversals	-1,772	-3,643	-5,415
Utilization / expiration of tax losses	0	-17,101	-17,101
Effect of foreign exchange fluctuation and tax rate changes	-48	909	861
As of December 31, 2011	$834	$10,988	$11,822

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits including all German corporate and trade tax as well as foreign tax jurisdictions is as follows:

	2011	2010	2009
Balance at the beginning of the year	$47,663	$41,786	$23,184
Additions for tax positions taken in the current year	12,949	11,506	18,271
Reductions for tax positions taken in prior years
Settlement	-2,919	-1,325	-130
Lapse of statute of limitation	-3,408	-3,036	0
Payments made	-386	-570	0
Effects of exchange rate changes	-310	-698	461
Balance at the end of the year	$53,589	$47,663	$41,786

During the years ended December 31, 2011, 2010 and 2009, the Company recognized $181, $945, and $205, respectively, in interest and penalties related to unrecognized tax benefits. As of December 31, 2011 and 2010, total interest and penalties related to unrecognized tax benefits accrued were $1,757 and $2,271 respectively.

Included in the balance of unrecognized tax benefits at December 31, 2011, 2010 and 2009, were potential benefits of $16,957, $17,513 and $18,558 respectively, that if recognized, would affect the Company’s effective tax rate. The Company anticipates recognizing a range of $1,909 to $2,561 of the total amount of unrecognized tax benefits within the next twelve months as a result of expiration of statute of limitations and tax examinations expected to be finalized within the next twelve months in several countries.

Tax years that remain subject to examination in the Group’s major tax jurisdictions are:

Major tax jurisdictions	Years Subject to Examination
Germany	Subsequent to 2004
U.S. Federal	Subsequent to 2008

8.	Earnings per share

The following table summarizes the information used to compute earnings per share:

	2011	2010	2009
Numerator - Basic and Dilutive
Income from continuing operations attributable to Elster Group SE	$102,473	$84,689	$48,888
Accretion of dividends on preferred shares	0	-19,210	-25,640
Income from continuing operations attributable to Elster Group SE - basic and dilutive	$102,473	$65,479	$23,248
Income (loss) from discontinued operations	-1,594	2,570	0
Net income attributable to ordinary shareholders - basic and diluted	$100,879	$68,049	$23,248

Denominator - Basic and Dilutive

Basic weighted average number of ordinary shares outstanding, adjusted for stock split	28,220,041	19,295,573	16,320,750

Effect of dilutive securities - unvested shares	0	4,204	0

Diluted weighted average number of ordinary shares outstanding, adjusted for stock split	28,220,041	19,299,777	16,320,750

9.	Accounts receivable

Accounts receivable consist of the following as of December 31:

	2011	2010
Open customer contracts	$32,216	$21,453
Trade accounts receivables	259,947	266,496
Accounts receivable before the allowance for doubtful accounts	$292,163	$287,949
Less allowance for doubtful accounts	-8,033	-9,732
Accounts receivable	$284,130	$278,217

The change in the allowance for doubtful accounts is as follows:

	2011	2010	2009
Balance at the beginning of the year	$9,732	$7,337	$9,031
Additions	$1,533	$4,506	$3,707
Utilization	-2,933	-2,232	-5,732
Effects of exchange rate changes	-299	121	331
Balance at the end of the year	$8,033	$9,732	$7,337

Open customer contracts comprise the following:

	2011	2010
Aggregate costs incurred	$176,368	$163,493
Recognized profits	24,448	25,842
Recognized losses	-65	-424
Progress billings	-168,535	-167,458
Open customer contracts	$32,216	$21,453

Open customer contracts are open contracts accounted for using the percentage of completion as of December 31 in the table above. The majority of the open customer contracts are expected to be completed within the next twelve months.

10.	Inventories

Inventories consist of the following as of December 31:

	2011	2010
Raw materials	$122,972	$130,456
Work in progress	18,566	17,509
Finished goods	43,082	37,307
Total gross inventories before inventory reserves	$184,620	$185,272
Reserves	-21,519	-30,723
Inventories	$163,101	$154,549

11.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of December 31:

2011	Cost	Accumulated Depreciation	Net
Land	$30,785	$347	$30,438
Buildings	58,576	21,397	37,179
Plant and machinery	200,011	110,584	89,427
Other equipment	39,360	17,519	21,841
Construction in process	17,692	0	17,692
Property, plant and equipment	$346,424	$149,847	$196,577

2010	Cost	Accumulated Depreciation	Net
Land	$31,584	$328	$31,256
Buildings	59,139	18,183	40,956
Plant and machinery	186,301	87,282	99,019
Other equipment	32,464	10,758	21,706
Construction in process	10,621	659	9,962
Property, plant and equipment	$320,109	$117,210	$202,899

Depreciation expense was $41,607, $40,292 and $42,051 in 2011, 2010 and 2009, respectively. This amount includes depreciation for assets under capital lease of $122, $193 and $344 in 2011, 2010 and 2009, respectively. Interest charges in the amount of $130, $274 and $738 were capitalized in connection with construction projects during the years 2011, 2010 and 2009, respectively.

Impairment losses of $2,330 and $941 were recognized in 2010 and 2009, respectively.

Elster Group leases machinery and equipment used in manufacturing under a number of capital lease agreements. Cost of the assets under capital lease at December 31, 2011 and 2010 was $986 and $1,319, respectively. Accumulated depreciation at December 31, 2011 and 2010 was $722 and $904 , respectively.

Real estate in Germany for an amount of $6,793 as of December 31, 2011 serves as collateral for the unfunded Altersteilzeit employee benefits (see note 13).

12.	Goodwill and other intangible assets

Intangible assets consist of the following as of December 31:

2011	Cost	Accumulated Amortization	Net
Trade names and brands	$26,885	$8,791	$18,094
Customer related assets	213,896	118,016	95,880
Contract-based and other intangible assets	59,169	49,422	9,747
Technology-related intangible assets	143,723	92,002	51,721
Other intangible assets	$443,673	$268,231	$175,442
Goodwill	$919,060	$0	$919,060

2010	Cost	Accumulated Amortization	Net
Trade names and brands	$27,493	$8,817	$18,676
Customer related assets	217,608	99,356	118,252
Contract-based and other intangible assets	56,913	43,968	12,945
Technology-related intangible assets	146,973	80,440	66,533
Other intangible assets	$448,987	$232,581	$216,406
Goodwill	$936,950	$0	$936,950

Amortization expense was $42,186, $45,239 and $43,385 in 2011, 2010 and 2009, respectively.

The following presents the estimated amortization expense for intangible assets that are subject to scheduled amortization for each of the next five fiscal years:

2012	$37,440
2013	29,168
2014	24,778
2015	19,409
2016	15,375

The carrying amount of intangible assets with an indefinite useful life, i.e. certain trade names, is $16,079 and $16,363 at December 31, 2011 and 2010, respectively.

Elster Group recognized impairment losses in 2009 of $2,241 within cost of revenues for certain trade names and brands in the Gas and Water segments. The estimation of the fair value was based on discounted cash flows and involved significant unobservable inputs.

Goodwill has been allocated to the segments as follows:

	Gas	Electricity	Water	Consolidated
December 31, 2009	$595,366	$230,901	$155,304	$981,571
Additions	0	-695	0	-695
Foreign currency translation	-31,602	-12,324	0	-43,926
December 31, 2010	$563,764	$217,882	$155,304	$936,950
Foreign currency translation	-12,892	-4,998	0	-17,890
December 31, 2011	$550,872	$212,884	$155,304	$919,060

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

For defined contribution plans, the subsidiaries make contributions to pension funds managed by third parties as required by law or collective bargaining agreements or voluntarily. Total costs recognized for defined contribution pension plans in the accompanying statements of operations in 2011, 2010 and 2009 were $32,021, $26,003 and $25,512 respectively.

The cost of employees’ benefits under defined benefit and defined contribution plans is allocated to the functional costs appropriate to the employees in the statements of operations.

German pension plan

The components of net periodic benefit costs for German benefit plans are as follows:

Net periodic benefit cost	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
Service cost	$1,151	$1,170	$1,106	$1,939	$1,366	$3,068
Interest cost	5,085	4,800	5,115	528	378	463
Gain on curtailments	0	0	-74	0	0	0
Amortization of net gain	-68	-122	-507	0	0	0
Net periodic benefit cost	$6,168	$5,848	$5,640	$2,467	$1,744	$3,531

Change in Benefit Obligation	Pension Benefits		Other Benefits
	2011	2010	2011	2010
Benefit obligation at beginning of year	$96,648	$102,111	$7,740	$9,151
Service cost	1,151	1,170	1,939	1,366
Interest cost	5,085	4,800	528	378
Actuarial loss	9,902	522	0	0
Benefits paid	-4,981	-4,621	-2,209	-2,488
Exchange rate changes	-3,842	-7,334	-264	-667
Benefit obligation at end of year	$103,963	$96,648	$7,734	$7,740
Unfunded status at end of year	$103,963	$96,648	$7,734	$7,740

Liability consists of:

	2011	2010	2011	2010
Current liabilities	$4,871	$4,913	$2,052	$2,455
Noncurrent liabilities	$99,092	$91,735	$5,682	$5,285

The total accumulated benefit obligation for German defined benefit pension plans was $ 99,528 and $ 94,072 as of December 31, 2011 and 2010, respectively.

The actuarial loss impacting the projected benefit obligation was primarily due to decreases in the discount rates.

Amounts recognized for German defined benefit plans in accumulated other comprehensive income (loss) consist of the following:

	2011	2010	2009
Actuarial gains, net in the accumulated other comprehensive income at the beginning of year	$10,443	$11,047	$17,667
Net actuarial loss reported in the period	-9,244	-482	-6,106
Amortization of actuarial gain, net	-68	-122	-507
Curtailment/Settlement	0	0	-7
Actuarial gains, net in the accumulated other comprehensive income at the end of year	$1,131	$10,443	$11,047

Actuarial gains of $21 included in accumulated other comprehensive income (loss) will be amortized into income in 2011.

The determination of discount rates for German and foreign plans is based on a yield curve constructed from a portfolio of high quality bonds rated AA or better, for which the timing and amount of cash outflows approximate the estimated payouts of the plan. Assumptions regarding future mortality are based on published statistics and mortality tables.

The weighted-average assumptions used to determine German benefit obligations as at December 31 are:

	Pension benefits		Other benefits
	2011	2010	2011	2010
Discount rate	4.5%	5.1%	4.3%	4.8%
Rate of compensation increase	2.8%	2.8%	-	-

The weighted-average assumptions used to determine German net periodic benefit cost for years 2011, 2010 and 2009 are:

	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
Discount rate	5.1%	5.3%	5.7%	4.8%	5.1%	4.9%
Rate of compensation increase	2.8%	2.8%	2.8%	-	-	-

The benefits expected to be paid for the German defined benefit plans over the next ten years are:

	Pension Benefits	Other Benefits

2012	$4,871	$2,052
2013	4,973	1,731
2014	5,241	1,479
2015	5,134	1,124
2016	5,461	1,003
Years 2017 - 2021	$28,586	$2,212

Foreign pension plans

The components of net periodic benefit costs for all foreign benefit plans are as follows:

Net periodic benefit cost	Pension Benefits			Other Benefits
	2011	2010	2009	2011		2010	2009
Service cost	$394	$407	$411		$567	$527	$418
Interest cost	3,858	3,852	4,091		1,188	1,460	1,642
Expected return on plan assets	-3,812	-3,412	-2,967		0	0	0
Amortization of prior service credit	0	0	0		-1,244	-1,174	-1,260
Loss (gain) on settlements or curtailments	156	0	106		0	-249	0
Amortization of net (gain) loss	201	67	105		-962	-557	-629
Net periodic benefit cost (credit)	$797	$914	$1,746	§	-451	$7	$171

Change in benefit obligation	Pension Benefits		Other Benefits
	2011	2010	2011	2010
Benefit obligation at beginning of year	$75,120	$72,267	$23,970	$28,377
Service cost	394	407	567	527
Interest cost	3,858	3,852	1,188	1,460
Plan participants´ contributions	69	94	0	0
Actuarial loss (gain)	8,242	3,041	445	-4,262
Curtailments/Settlements	-312	0	0	-73
Benefits paid	-4,382	-3,688	-1,964	-2,076
Transfers	-25	-147	0	0
Exchange rate changes	-299	-706	-56	17
Benefit obligation at end of year	$82,665	$75,120	$24,150	$23,970

Change in plan assets

	2011	2010	2011	2010
Fair value of plan assets at beginning of year	$52,502	$48,210	$0	$0
Actual return on plan assets	3,673	4,653	0	0
Transfers	-25	-110	0	0
Employer contributions	3,692	3,376	0	0
Plan participants´ contributions	69	94	0	0
Curtailments/Settlements	-312	0	0	0
Benefits paid	-4,049	-3,355	0	0
Exchange rate changes	-192	-366	0	0
Fair value of plan assets at end of year	$55,358	$52,502	$0	$0
Unfunded status at end of year	$27,307	$22,618	$24,150	$23,970

Liability consists of:

	2011	2010	2011	2010
Current liabilities	$4,692	$4,169	$1,909	$1,949
Noncurrent liabilities	$22,615	$18,449	$22,241	$22,021

The total accumulated benefit obligation for all foreign defined benefit pension plans was $81,456 and $74,043 as of December 31, 2011 and 2010, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

	2011	2010
Projected benefit obligation	$82,227	$68,122
Accumulated benefit obligation	$81,016	$67,887
Fair value of plan assets	$54,919	$46,099

Amounts recognized for all foreign defined benefit plans in accumulated other comprehensive income consist of the following:

	2011	2010	2009
Actual gains, net accumulated in the other comprehensive income (loss) at the beginning of year	$6,689	$4,780	$4,509
Net actuarial gain (loss) reported in the period	-8,673	2,399	668
Amortization of actuarial gain, net	-761	-490	-524
Curtailment/Settlement	156	0	127
Actuarial losses (gains), net accumulated in the other comprehensive income (loss) at the end of year	$-2,589	$6,689	$4,780

Past service credits accumulated in the other comprehensive income (loss) at the beginning of year	$3,598	$4,940	$6,200
Amortization of past service credit	-1,244	-1,166	-1,260
Curtailment/Settlement	0	-176	0
Past service credit accumulated in the other comprehensive income (loss) at the end of year	$2,354	$3,598	$4,940

Net amount recognized in accumulated other comprehensive income (loss) at the end of year	$-235	$10,287	$9,720

For foreign defined benefit plans actuarial losses of $203 and past service credits of $1,205 included in accumulated other comprehensive income (loss) will be amortized into income in 2012.

The weighted-average assumptions used to determine foreign benefit obligations as at December 31 are:

	Pension Benefits		Other Benefits
	2011	2010	2011	2010
Discount rate	4.5%	5.2%	4.4%	5.2%
Rate of compensation increase	3.5%	3.4%	-	-

The weighted-average assumptions used to determine foreign net periodic benefit cost for years 2011, 2010 and 2009 are:

	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
Discount rate	5.2%	5.6%	6.4%	5.2%	5.3%	6.5%
Expected return on plan assets	7.3%	7.1%	7.6%	-	-	-
Rate of compensation increase	3.4%	3.3%	3.4%	-	-	-

Assumed health care cost trend rates at December 31 are:

	Other Benefits
	2011	2010	2009
Health care cost trend rate assumed for next year	9.0%	9.0%	6.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2014	2012

The table below shows the impact of a one percent point change in the assumed rate of health care cost:

	1% increase	1% decrease
Effect on total of service and interest cost	$81	$-74
Effect on postretirement benefit obligation	$-1,266	$1,171

The fair value of Elster Group pension plan assets as of December 31, 2011 and 2010 is measured as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable	Significant Unobservable Inputs
2011	Total	(Level 1)	(Level 2)	(Level 3)
Investment funds	$53,145	$15,247	$37,898	$0
Insurance contracts	2,213	0	2,213	0
Total assets	$55,358	$15,247	$40,111	$0

2010	Total	(Level 1)	(Level 2)	(Level 3)
Investment funds	$50,112	$17,950	$32,031	$131
Insurance contracts	2,390	0	2,390	0
Total assets	$52,502	$17,950	$34,421	$131

Elster Group pension plan assets consist of investments funds and guaranteed insurance contracts managed by local trustees and fund managers in several foreign countries. Consistent with their investment strategy and local laws and regulations, the investment funds and insurance carriers invest in a diversified portfolio of equity securities (2011: 57%; 2010: 60%), fixed income securities (2011: 36%, 2010: 35%), real estate (2011: 1%, 2010: 0%) and other assets (2011: 6%, 2010: 5%).

The fair value of the investment funds classified as level 1 are based on quoted prices in active markets. The fair value of the investment funds classified as level 2 are based on the quoted prices in active markets of the underlying net assets of the investment fund. The insurance contracts have a guaranteed return on the accrued balances and future premiums plus a participation right in higher returns generated by the investments made. The fair values have been obtained from the insurance carriers.

On average, the expected rate of return is 9.0% on equity securities and 4.8% on fixed income instruments. The respective rates of return take into account country-specific conditions and are based, among other things, on interest and dividend income expected over the long term, as well as increases in the value of the portfolio after deduction of directly allocable taxes and expenses.

Elster expects to pay $3,570 in contributions to defined benefit plans in 2012. The benefits expected to be paid over the next ten years are:

	Pension Benefits	Other Benefits

2012	$4,692	$1,909
2013	4,314	1,848
2014	4,329	1,803
2015	4,702	1,767
2016	4,528	1,681
Years 2017-2021	$24,857	$8,075

14.	Debt

	Carrying Amount as of December 31		Annual effective Interest Rate (%)			Principal in Currency of Debt upon Issuance	Maturity
	2011	2010	2011	2010	2009
Senior Notes	$323,474		6.25			250,000 EUR	Apr. 15, 2018
Revolving credit facility:
Euro-denominated	58,225		3.31				Apr. 8, 2016
USD-denominated	128,100		2.22				Apr. 8, 2016
GBP-denominated	52,667		2.66				Apr. 8, 2016
Total Revolving credit facility	$238,992
Other bank loans	17,152	$89,181	Various	Various	Various		Various
Capital leases	108	388
Senior facility agreement:
Tranch B Euro-denominated		260,254	3.75	3.03	2.80	227,190 EUR	Terminated
Tranch B USD-denominated		115,137	3.03	2.30	2.29	137,076 USD	Terminated
Tranch C Euro-denominated		260,330	4.25	3.53	3.30	227,190 EUR	Terminated
Tranch C USD-denominated		115,167	3.53	2.80	2.79	137,076 USD	Terminated
Total Senior facility agreement		750,888

Total debt	$579,726	$840,457
Thereof:
Noncurrent debt	$573,633	$822,447
Current debt	$6,093	$18,010

The following table presents the maturity of principal payments for debt (other than capital leases):

Debt Principal Payments
2012	$6,055
2013	11,097
2014	0
2015	0
2016	238,992
Years 2017 -2018	323,474
$579,618

In the second quarter of 2011 Elster Group refinanced all of the outstanding indebtedness under its old senior facilities agreement (“SFA”) which resulted in the principal repayment of $866,627 and the termination of the SFA. The funds used to repay the SFA consisted of $109,380 in available cash, $359,131 of funds from the issuance of €250 million senior notes due in April 2018 (“Senior Notes”), and $398,117 of funds drawn from a new multicurrency revolving credit and bank guarantee facilities agreement (“RCF”). The refinancing resulted in a $13,438 write-off of unamortized deferred financing fees associated with the SFA that is presented as loss on extinguishment of debt in the consolidated statement of operations.

The Senior Notes have a coupon rate of 6.25% and interest is paid semi-annually. Elster Group capitalized deferred financing fees of $8,011 for the Senior Notes issuance that will be amortized into interest expense over the seven year term.

The RCF includes a syndicate of 13 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. Loans granted under the RCF bear interest at a variable rate (Euribor or Libor) plus an applicable margin. Elster Group capitalized deferred financing fees of $12,580 for the origination of the RCF that will be amortized into interest expense over the five year term. At December 31, 2011 there was $342,631 available capacity under the RCF credit facility.

The RCF and Senior Notes include certain affirmative and negative covenants including the incurrence of additional indebtedness, the maintenance of a maximum leverage ratio, and a minimum interest coverage ratio. Elster Group is in compliance with all debt covenants as of December 31, 2011.

In 2010 Elster Group recognized $2,378 of incremental financing fees because of the repayments of the SFA in connection with the initial public offering (See note 15- Equity and shareholder loan for more information on the initial public offering). The 2011 write-off of financing fees associated with the refinancing were presented as a separate line item in the statement of operations as loss on extinguishment of debt, this comparative amount in 2010 has been reclassified accordingly.

15.	Equity and shareholder loan

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

In connection with the initial public offering, the Company and Rembrandt replaced the preferred shares held by Rembrandt with ordinary shares. As of October 1, 2010, the Company issued 8,533,906 ordinary shares to Rembrandt in exchange for all preferred shares. The aggregate value of the ordinary shares issued to Rembrandt to replace the preferred shares equaled the nominal value of all preferred shares plus accreted unpaid preferred dividends of €326,033 divided by the initial public offering price per ordinary share of $52.00 (€38.20) which is four times the price per American depository share on the date of the initial public offering.

Other

In 2010, Elster Group sold a 25.1% noncontrolling interest in a South African subsidiary for $2,034 in cash while retaining its controlling financial interest in that subsidiary. The transaction is accounted for as an equity transaction. As a result of the transaction, accumulated foreign currency translation losses of $1,631 were allocated to the noncontrolling interest.

16.	Share-based compensation

Long-Term Incentive Plan

Elster Group has a Long-Term Incentive Plan (“LTIP”) to provide long-term performance compensation to key employees and Managing Directors. Elster Group may grant awards up to 7,405,000 ADSs (1,851,250 ordinary shares) through September 29, 2020.

An initial grant was made to participants in connection with the initial public offering in 2010 for 674,440 non-vested ADS awards (168,610 non-vested ordinary shares). One half of the non-vested ADS awards are subjected to a service period and a market condition involving stock price return compared to a peer group and generally vest after four years and depending on the results of the market condition (“target stock price return” or TSR awards).The other half of the awards are subject to a service period and performance conditions involving earnings per share targets based on staggered performance periods from two to four years and generally vest after four years depending on the results of the performance conditions (“EPS awards”). The awards are nontransferable during the vesting period and the participants are not entitled to the rights of an outstanding share, including dividend rights. There are no post-vesting restrictions on shares granted to participants. Except in limited circumstances such as retirement or redundancy, awards will lapse without vesting if an employee leaves our company during the vesting period. There were no awards granted in 2011.

The grant date fair value for the 2010 EPS award was $14.15 which was determined based on the closing price of Elster’s ADS on the grant date. The company is required evaluate the probability of achievement of the EPS performance conditions throughout the life of the award with adjustments recorded in earnings.

The TSR awards are considered to have a market condition for accounting purposes and the company is required to estimate the results of the market condition in the grant date fair value of the award. We used a Monte Carlo model to estimate the 2010 grant date fair value of $8.77 which was approximately 62% of the quoted price of Elster’s ADS. For these awards, the company is required to record the related compensation expense in the financial statements over the life of the awards regardless if the market condition is achieved as long as the service period is met by the participant.

The assumptions used in the Monte Carlo model to estimate the 2010 grant date fair value for the TSR awards are as follows:

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

A summary of the status of the company’s non-vested ADS awards as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

		Grant Date Fair Value
ADSs in thousands (represent one-fourth of an ordinary Share)	Number of ADSs	Weighted Average	Range of Prices
Unvested ADSs at January 1, 2011	628	$12	$9-14
ADSs granted	0
ADSs vested	0
ADSs forfeited	-26	$12	$9-14
Non-vested ADSs at December 31, 2011	602	$12	$9-14

Elster Group intends to settle vested awards by issuing ordinary shares to participants.

Management Equity Program

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsored a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which was controlled by Rembrandt. The MEP granted certain members of senior management of Elster Group share-based payments. The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering. In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees were entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the offering was the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares representing one ordinary share. Elster Group recognized compensation expenses for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because Elster Group did not make or fund any payments under the MEP. Neither Elster Group nor Rembrandt obtained a tax benefit from payments made to Elster Group’s executives under the terms of the MEP.

Summary of Total Share Based Payment Compensation Cost Recognized in General and Administrative Expenses

A summary of the total compensation cost for all share based payment awards recognized in general and administrative expense and additional paid-in capital by year is presented below:

	2011	2010	2009
LTIP compensation cost	$415	$399	$0
MEP compensation cost (credit)	0	-13,613	-33,250
Total compensation cost (credit)	$415	$-13,214	$-33,250

At December 31, 2011, the company estimates a total of $1,789 in unrecognized compensation cost that is expected to be recognized over a period of 2.8 years.

17.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Company has set forth in a treasury guideline that all of its operations are to use foreign currency forward contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Company’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Elster Group treasury.

The notional amount of foreign currency forward contracts not designated for hedge accounting was $27,180 and $34,457 as of December 31, 2011 and 2010. The change in fair value for these contracts is recognized in operating income and amounted to a loss of $526 in 2011 and a gain of $748 and $399 in 2010 and 2009, respectively.

The notional amount of foreign currency forward contracts designated for cash flow hedge accounting was $1,732 and $10,250 as of December 31, 2011 and 2010. During the year ended December 31, 2011 we reclassified a loss of $475 from other comprehensive to income due to hedged items affecting income. For the year ended December 31, 2011 we recognized a gain of $92 and for the year ended December 31, 2010 we recognized a loss of $-585 in other comprehensive income for the change in fair value of foreign currency forward contracts designated for cash flow hedge accounting.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks. Elster Group recognizes on its balance sheet a number of interest rate swap agreements that are not designated as hedging instruments. The changes in fair value are recognized within interest expenses (see Note 6). The aggregated notional amount of the interest rate swaps was $488,774 and $672,754 as of December 31, 2011 and 2010. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $10,070 during 2011 and an increase in the liability of $5,016 during 2010.

In 2011 Elster Group entered into cross currency interest swap agreements as an economic hedge of an inter-company loan agreement denominated in a currency other than the lending subsidiary’s functional currency. The lending subsidiary pays variable and receives fixed interest, the swaps were not designated for hedge-accounting. As such, we recorded the total change in the fair value of the swaps in income.

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

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair Value as of December 31,	Fair Value Measurements using Fair Value Hierarchy
	2011	Level 1	Level 2	Level 3
Assets
Foreign currency forward contracts	$501		$501
Embedded derivatives	$654		$654

Liabilities
Foreign currency forward contracts	$1,379		$1,379
Foreign currency forward contracts used in a cash flow hedge relationship	$26		$26
Interest rate swaps	$2,796		$2,796
Embedded derivatives	$492		$492

	Fair Value as of December 31,	Fair Value Measurements using Fair Value Hierarchy
	2010	Level 1	Level 2	Level 3
Assets
Foreign currency forward contracts	$247		$247
Embedded derivatives	$334		$334

Liabilities
Foreign currency forward contracts	$124		$124
Foreign currency forward contracts used in a cash flow hedge relationship	$608		$608
Interest rate swaps	$12,466		$12,466
Embedded derivatives	$533		$533

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$83,952	$83,952	$216,294	$216,294
Financial assets recognized at cost
Accounts receivable (without open customer contracts)	251,914	251,914	256,765	256,765
Other assets	6,909	6,909	18,382	18,382
Financial assets at fair value
Derivatives recognized at fair value through income	1,155	1,155	581	581
Financial liabilities recognized at amortized cost
Accounts payable	203,115	203,115	204,343	204,343
Senior Notes	323,474	313,582	0	0
All other debt	256,144	256,143	840,068	840,068
Other current and non current liabilities	43,330	43,330	40,066	40,066
Financial liabilities at fair value
Derivatives recognized at fair value through income	4,667	4,667	13,123	13,123
Derivatives designated as hedging instrument	26	26	608	608

The majority of financial assets have short maturities and therefore the fair value does not significantly differ from the carrying amount.

The fair value of the Senior Notes is based on a quoted price. The other debt has variable interest rates and therefore the fair value does not significantly differ from the carrying amount.

19.	Commitments and contingencies

Operating lease commitments

Elster Group has operating leases for buildings, vehicles, machinery and office equipment. These leases do not have renewal options at the end of the lease term.

Future minimum lease payments under non-cancellable operating leases at December 31, 2011 are:

2012	$5,205
2013	4,505
2014	3,597
2015	2,183
2016	1,411
More than five years	$1,638

Expenses arising from operating leases were $7,632, $6,067 and $4,941 in 2011, 2010 and 2009, respectively. The minimum lease payments for operating lease agreements during 2011, 2010 and 2009 were $1,840, $1,041, $827, contingent lease payments were $3,420, $2,876 and $3,844 in 2011, 2010 and 2009.

Legal claims

Various legal actions, including lawsuits for product liabilities or patent infringement, are pending or may be instituted or asserted against Elster Group’s subsidiaries. Legal disputes are subject to many uncertainties. Elster Group has recorded a liability for disputes in which we determine that a loss is probable and the amount can be reasonably estimated, this amount is not material to our financial statements as of December 31, 2011. Additionally, legal contingencies that are not probable but are reasonably possible are not material to our financial statements as of December 31, 2011.

Other commitments

Elster Group had outstanding letters of credit and surety bonds of $149,107 at December 31, 2011, including $54,172 guarantees outstanding under the RCF guarantee facility and $94,935 guarantees and surety bonds outstanding under other agreements.

20.	Related party disclosures

Elster Group has business relationships with subsidiaries outside the scope of consolidation and other associates that are deemed related parties.

Elster Group generated revenues with related parties of $30,659 in 2011, $24,970 in 2010 and $26,681 in 2009 as follows:

	2011	2010	2009

Revenues from equity method investments	$25,725	$19,955	$21,226
Revenues from unconsolidated subsidiaries	4,934	5,015	5,455
	$30,659	$24,970	$26,681

As of December 31, 2011 and 2010, the Company had receivables due from related parties of $5,900 and $14,197 and payables due to related parties of $3,619 and $4,794.

In 2007 Elster Group entered into agreements with the Chairman of the Administrative Board and Minit Operational Board Ltd. (Minit), a company the Chairman controls, to lease office space in London and provide various office services. These agreements were terminated in the second quarter of 2010. Expenses incurred for the agreements were $133 in 2010 and $1,081 in 2009.

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

Decisions by the chief operating decision maker on how to allocate resources and assess performance are based on a reported measure of segment profit. The segment profit, used for purposes of such decisions, does not include depreciation and amortization, interest and income taxes and certain adjustments identified by management. Prior to the second quarter of 2011, the adjustments identified by management were derived from the definition of Adjusted EBITDA in the SFA. In connection with the refinancing that occurred in the second quarter, the SFA was terminated (see Note 14- Debt). The level of indebtedness of the company is significantly lower than in prior years as a result of the initial public offering in 2010 and the refinancing. Management reconsidered the transactions that warrant adjustments to determine segment profit in periods subsequent to the refinancing and will restrict the adjustments to significant non-recurring items including employee termination and exit costs. As a result of this change to our segment profit, items such as foreign currency exchange effects, strategy development costs, IT project cost, etc. will no longer be subject to adjustment after the first quarter of 2011.

Elster Group has identified the following reportable segments of its continuing operations:

•	Gas

•	Electricity

•	Water

The Gas business provides products and solutions for gas metering, gas utilization and distribution. It develops, designs, manufactures and sells meters and metering solutions for residential and industrial use. These uses are mainly distinguished by the level of gas pressure and the volume to be measured. Residential gas metering products are primarily diaphragm meters and industrial meters are primarily rotary, turbine, and ultrasonic meters. All products may be combined with high-end communication solutions and gas evaluation devices. Gas utilization products include process heating equipment and heat-control systems, gas distribution products consist of valves, risers and other gas infrastructure products. The Gas North America and Gas International operating segments are aggregated into a reportable Gas segment due to their similar economic characteristics, the similar nature of the products and production processes, the customers who buy the products and how the Company distributes the products to these customers.

The Electricity business provides electronic single-phase and polyphase meters for residential and commercial and industrial applications, and are more frequently bundled with high-end communication solutions and evaluation capabilities. The Electricity North America and Electricity International operating segments are aggregated into a reportable Electricity segment due to their similar economic characteristics, the similar nature of the products and services as well as the production processes, the customers who buy the products and how the Company distributes the products to these customers and the similar regulatory environment for electricity meters.

The Water segment provides brass and polymer based mechanical and electronic meters for residential and commercial and industrial applications, including single-jet and multi-jet flow meters or volumetric meters. For higher pressures and volumes turbine meters are used. Water meters may also be marketed in combination with high-end communication and evaluation devices.

Segment operations include transactions between segments which are treated similar to transactions to third parties. Those transactions are eliminated in the reconciliation to Elster Group consolidated balances.

Segment information

The following table presents revenue and operating results and certain balance sheet information regarding Elster Group’s reporting segments for the years 2011, 2010 and 2009. While not included in the measure of segment profit reviewed by the chief operating decision maker for purposes of allocation of resources and performance assessment, information about depreciation and amortization is regularly provided. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.

	Gas			Electricity			Water
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Total revenues	$1,079,944	$943,752	$899,792	$451,784	$451,499	$453,089	$369,029	$383,928	$355,870
thereof to external customers	1,078,960	941,426	898,071	430,427	437,713	445,050	359,588	380,200	352,001
thereof to other segments	984	2,326	1,721	21,357	13,786	8,039	9,441	3,728	3,869

Segment profit	$256,351	$230,228	$203,958	$48,227	$55,935	$60,424	$18,609	$35,439	$30,418
Depreciation and amortization	-45,503	-45,638	-48,908	-23,652	-25,141	-23,286	-11,795	-11,803	-11,673

Segment working capital	$118,669	$121,384	$110,928	$61,605	$49,170	$76,415	$52,816	$61,397	$48,016
Capital expenditure	$31,702	$17,959	$14,991	$7,573	$10,211	$9,125	$8,788	$8,927	$7,523
Total assets	$2,482,185	$2,365,594	$2,320,246	$525,206	$502,092	$542,980	$495,571	$453,235	$408,978

	Total Segments			Corporate and Elimination			Consolidated Totals
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Total revenues	$1,900,757	$1,779,179	$1,708,751	$-31,782	$-19,840	$-13,629	$1,868,975	$1,759,339	$1,695,122
thereof to external customers	1,868,975	1,759,339	1,695,122	0	0	0	1,868,975	1,759,339	1,695,122
thereof to other segments	31,782	19,840	13,629	-31,782	-19,840	-13,629	0	0	0

Segment profit	$323,187	$321,602	$294,800	$-43,161	$-36,594	$-30,750	$280,026	$285,008	$264,050
Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects							1,518	2,933	14,412
Business process reengineering and reorganisation costs							-835	-5,937	-16,818
IT project costs							-344	-1,884	-8,602
Strategy development costs							0	-326	-3,644
Management equity program							0	13,613	33,250
Expenses for preparation to become a public company[1]							0	-12,663	-22,949
Gain from sale of real estate							0	0	2,506
Effects of termination of distributor							0	-9,773	0
Other							0	-270	-316
Continuing management adjustments after the second quarter 2011:
Employee termination and exit costs[2]							-2,071	-6,217	-25,363
Impairment of intangible assets							0	0	-2,241
Business combination cost							0	0	-1,733
Depreciation and amortization	-80,950	-82,582	-83,867	-2,843	-2,949	-1,568	-83,793	-85,531	-85,435
Interest expense, net							-40,595	-57,705	-55,424
Loss on extinguishment of debt							-13,438	-2,378	0
Income tax expense							-33,493	-29,402	-39,349
Income from continuing operations							$106,975	$89,468	$52,344

1 The reconciling line item in the table above Expenses for preparation to become a public company includes bonuses granted in connection with the initial public offering (see Note 1 and 15) of $5.9 million to approximately 70 employees. This amount was recognized as compensation expense in 2010.

2 In 2011, the reconciling line item in the table above Employee termination and exit costs includes $1,136 for early retirement pension costs related to a prior restructuring program in Germany. These costs are included in the pension footnote.

	Total Segments			Corporate and Elimination			Consolidated Totals
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Segment working capital	$233,090	$231,951	$235,359	$-7,481	$-12,149	$-5,967	$225,609	$219,802	$229,392
Accounts receivable/payable with associates							-2,184	-3,925	-42,949
Advanced payments received less paid							20,691	12,546	31,365
Current assets (other than accounts receivable and inventories)							166,026	334,999	202,964
Accounts payable							203,115	204,343	195,635
Noncurrent assets							1,358,092	1,396,492	1,525,035
Total assets	$3,502,962	$3,320,921	$3,272,204	$-1,531,613	$-1,156,664	$-1,130,762	$1,971,349	$2,164,257	$2,141,442

Capital expenditure	$48,063	$37,097	$31,639	$264	$5,294	$-1,147	$48,327	$42,391	$30,492

Geographical information

The following table presents the continuing operations’ revenue and property, plant and equipment for the years 2011, 2010 and 2009.

	North America incl. Mexico			Europe			All Other Countries			Consolidated Totals
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Total revenues	$552,108	$569,911	$559,218	$921,923	$789,445	$766,540	$394,944	$399,983	$369,364	$1,868,975	$1,759,339	$1,695,122
thereof United States	464,449	467,121	448,043	0	0	0	0	0	0	464,449	467,121	448,043
thereof Germany	0	0	0	294,100	238,998	256,038	0	0	0	294,100	238,998	256,038
Property, plant and equipment	$55,146	$58,432	$63,562	$128,921	$128,005	$154,320	$12,510	$16,462	$16,361	$196,577	$202,899	$234,243
thereof United States	55,010	58,284	63,363	0	0	0	0	0	0	55,010	58,284	63,363
thereof Germany	0	0	0	67,285	64,952	81,519	0	0	0	67,285	64,952	81,519

Sales to external customers disclosed according to geography are based on the location of the customer (destination). Disclosure of property, plant and equipment is based on the location of the asset.

